Follow-Up Materials

06012259

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME BAE Systems

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 0 6 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3438 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/5/06

Annual Report 2005

82-03138

RECEIVED
2005 APR -5 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-05



Delivering real advantage
PROCESSED
BAE SYSTEMS

Customer Solutions & Support	Integrated Systems & Partnerships	Commercial Aerospace	
			
Provides support solutions for current and future customer requirements, addressing the trend within armed forces to work more closely with industry to optimise their military capability in the most effective manner. Key capabilities include the integration and delivery of effective supply chain and logistics management. CS&S is the prime contractor on the Al Yamamah programme.	Comprises a portfolio of high-technology defence systems businesses: Integrated System Technologies; Underwater Systems; 37.5% interest in MBDA; 20.5% interest in Saab; and 50% interest in Gripen International.	Comprises the Company's 20% interest in Airbus together with the Aerostructures business and the regional aircraft asset management and support activities.	**Principal operations**
UK, Saudi Arabia, Australia	UK, Sweden, France, Germany, Italy	UK, France, Germany, Spain, US	**Main operating regions**
UK/Europe, Middle East, Australia	UK/Europe	Global	**Major markets**
 **18%**	 **12%**	 **21%**	**Contribution to 2005 Group sales**
• Delivery of Saudi strategy on track – Compound construction – Saudi joint venture company formed – Increasing employment of Saudi nationals • Government to government Understanding Document signed on Saudi armed forces modernisation • Delivery of UK partnered support growth strategy • Improved performance from Australian business	• Continued restructuring of European business portfolio – Eurosystems transaction completed – Integrated System Technologies formed – Saab stake reduced to 20.5% – Atlas Elektronik sale agreed • Revised Gripen International marketing arrangements with Saab	• Strong Airbus order intake • First flight of A380 long-range airliner • Airbus cost reduction programme on track • Airbus new product development programmes underway • Ongoing losses in Regional Aircraft • Aerostructures disposal announced	**Key points from 2005**
page **30-31**	page **32-33**	page **34-35**	**Location in this report**

BAE Systems at a glance

BAE Systems is the premier transatlantic defence and aerospace company delivering a full range of products and services for air, land and naval forces as well as advanced electronics, information technology solutions and customer support services.

	Electronics, Intelligence & Support	Land & Armaments	Programmes
			
Principal operations	An industry leader in a variety of military communications, electronic identification, navigation and guidance systems, and a provider of network centric warfare solutions and a broad range of support solutions, including major ship repair activities for the US Navy.	A global leader in the design, development, production and through-life service support of armoured combat vehicles, major and minor calibre naval guns, missile launchers, canisters, artillery systems and intelligent munitions.	Comprises the Company's air systems, naval ships and submarines activities together with the Company's participation in the UK's Future Carrier programme.
Main operating regions	US, UK/Europe	US, UK, Sweden, South Africa	UK
Major markets	US, Global	US, UK/Europe	UK
Contribution to 2005 Group sales	 **23%**	 **8%** includes six months of United Defense	 **18%**
Key points from 2005	• Sustained leadership positions in electronic warfare and military communications – secured US Air Force mission planning contract • Acquisition of largest US non-nuclear ship repair business • Successful integration of 2004 acquisitions • Successful flight test of infrared missile countermeasures system for commercial airliners	• Transatlantic growth with acquisition of United Defense Industries • Global land systems business established • Key contracts secured – Bradley reset and upgrade – Danish CV90, US RG-31, M777 • UK Future Rapid Effect System (FRES) demonstrator award • UK cost base being addressed	• 37 Typhoon aircraft delivered in the year (12 to UK RAF) • First flight of UK Hawk Advanced Jet Trainer aircraft achieved early • Successful delivery of F-35 JSF airframe assemblies • Type 45 first of class launched in February 2006 • Landing Ship Dock (Auxiliary) first ship delivered
Location in this report	page **24-25**	page **26-27**	page **28-29**

Bradley A3

In 2005 BAE Systems acquired United Defense, who have produced the Bradley Combat System for over 20 years. The Bradley family of vehicles is a key vehicle system for the US Army supporting a variety of missions.



BAE Systems is an international company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space. The Company designs, manufactures and supports military aircraft, surface ships, submarines, combat vehicles, radar, avionics, communications, electronics and guided weapon systems. It is a pioneer in technology with a heritage stretching back hundreds of years. It is at the forefront of innovation, working to develop the next generation of intelligent defence and security systems.

BAE Systems has major operations across five continents and customers in some 130 countries. The Company employs approximately 100,000[1] people and generates annual sales in excess of £15 billion through its wholly-owned and equity accounted investment operations.

[1] including share of employees of equity accounted investments

CONTENTS

Highlights

- Delivering US growth strategy
- Global land systems business established
- Programmes business profitability and risk profile improved
- Growth from UK MoD partnered support
- European business portfolio restructuring
- Strong Airbus order intake
- Strong operating cash flow
- Underlying earnings per share[4] up 29.3% at 22.5p
- Dividend increased 8.4% to 10.3p per share for the year

Outlook

Looking forward to 2006, we anticipate an improved performance from our defence businesses with modest organic growth and a full year contribution from the former United Defense activities. We also anticipate an increased contribution from the commercial aerospace sector.

We expect to translate operating profit into operating cash flow, other than some small utilisation of customer advances. We intend to make one-off cash contributions to the pension schemes in 2006.

Results in brief

Results from continuing operations	2005	2004[1]
Sales[2]	**£15,411m**	£13,222m
EBITA[3]	**£1,182m**	£1,016m
Operating profit	**£900m**	£774m
Underlying earnings per share[4]	**22.5p**	17.4p
Basic earnings per share[5]	**18.3p**	14.2p
Other results including discontinued operations		
Dividend per share	**10.3p**	9.5p
Cash inflow from operating activities	**£2,099m**	£2,350m
Net debt as defined by the Group	**£1,277m**	£668m
Order book[6]	**£59.8bn**	£50.1bn

[1] as restated under International Financial Reporting Standards
[2] including share of equity accounted investments' sales
[3] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[4] earnings per share excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 10 to the Group accounts)
[5] basic earnings per share in accordance with International Accounting Standard 33
[6] including share of equity accounted investments' order books and after the elimination of intra-group orders of £0.9bn (2004 £2.6bn)



Dick Olver
Chairman

“The executive team and all employees have demonstrated their ability to deliver results and I applaud their hard work and dedication.”

With a combination of effective strategy, continued good programme execution and achievement of key business objectives, including a focus on winning future business, 2005 was a successful year for BAE Systems.

I believe that BAE Systems has evolved a comprehensive and robust process for developing strategy, including appropriate review and challenge by the Board. The Company's strategy, described in detail later in this report, reflects the accomplishment of key objectives in 2005 and establishes the framework for continued performance improvement and growth in future.

There were several noteworthy developments over the past twelve months: first, the acquisition of United Defense in June was a step change in the implementation of our US strategy and establishes BAE Systems as the world's second largest land systems company; second, the Understanding Document signed between the governments of the UK and the Kingdom of Saudi Arabia establishes a framework for modernising the Saudi armed forces, including the supply of Typhoon aircraft; and finally, the publication in December of the UK government's Defence Industrial Strategy recognised the key position of the UK defence industry in supporting the UK's armed forces. These developments, combined with good progress on resolving pension funding issues and good project execution combined to make 2005 a landmark year for BAE Systems.

In addition to overseeing Company strategy, the Board is responsible for monitoring the Company's performance, maintaining the governance framework, overseeing succession planning for the Board and senior executives, setting appropriate standards of conduct and monitoring compliance with those standards.

Part of my role as Chairman is to ensure the Board has the required skills and experience to carry out these responsibilities in a large international business. With the increasing importance of BAE Systems' operations in the United States, which now manage 35% of sales, we have appointed three new non-executive directors to the Board to provide further US perspective and experience.

Peter Weinberg was a senior director of Goldman Sachs Inc. and is a dual US/UK citizen; Phil Carroll is the former chairman and chief executive officer of Fluor Corporation and is a US citizen; and Roberto Quarta is the chairman of BBA Group plc, a partner of the private equity firm Clayton, Dubilier & Rice and a dual US/Italian citizen.

With the addition of these three new directors, the Board is well equipped to monitor performance and oversee the Company's future strategic development.

Social, environmental and ethical aspects of a company's business operations are increasingly of interest to a broad stakeholder community. In order to advance our leadership in this area, the Board has established a new Corporate Responsibility Committee chaired by Peter Weinberg. A summary of the Company's corporate responsibility performance is included in this Report, supplemented by a detailed Corporate Responsibility Report for 2005, published separately.

The Board is also responsible for setting realistic, yet stretching, targets for management with appropriate incentives for both baseline and stretch performance. These targets include both financial and non-financial objectives and further details are included in the Remuneration Report.

We are fortunate to live in a time when continued advances in healthcare enable us all to live longer. Unfortunately, because of this increased longevity and reducing discount rates in recent years the Company's pension funds have faced actuarial deficits, as have the funds of many other companies.

I am pleased to report that the Company has now made considerable progress in resolving these pension funding issues.

As the UK's largest manufacturing employer it is particularly important to find the right balance of measures to resolve the pension deficit. The executive team, trustees, employees and trades unions have approached this difficult issue constructively through the course of the year with the aim of delivering an outcome that is acceptable to employees, affordable for the Company and delivers forward visibility for shareholders.

With regard to the statutory reporting requirements, the Operating and Financial Review (OFR) has been prepared with regard to best practice as established by the Accounting Standards Board. Whilst there is continued public debate about the future of the OFR, it is my belief that its fundamental elements are appreciated and valued by shareholders. We shall continue to aspire to be in the forefront of developments in this area.

The executive team and all employees have demonstrated their ability to deliver results and I applaud their hard work and dedication. Looking forward, the Company will be operating in a time of challenging defence budgets and our top priority is to deliver continuing performance improvement.

The Board is recommending an increased final dividend of 6.3p per share, making a total of 10.3p for the year. At this level the annual dividend is covered 2.2 times by underlying earnings from continuing operations (2004 1.8 times). Subject to shareholder approval at the 2006 Annual General Meeting, the dividend will be paid on 1 June 2006 to holders of ordinary shares registered on 21 April 2006.

Dick Olver
Chairman

22 February 2006

Chief Executive's review



Mike Turner
Chief Executive

BAE Systems has performed well against its objectives in 2005. Financial results have been delivered in line with our plan and further significant steps have been taken to implement the Company's strategy. In particular, the acquisition of United Defense builds on our strong defence technology business in the United States and complements our established position as the largest defence company in the UK and Europe.

The United Defense acquisition has elevated BAE Systems to the second largest supplier in the global land systems market. The former United Defense activities have been integrated with BAE Systems Land Systems, which comprised the former RO Defence and Alvis activities including Hagglunds. Integration of these operations has resulted in a single US headquartered global land systems business with operations in the US, UK, Sweden and South Africa.

In 2005, the Company has continued to improve performance through a combination of good project execution, cost and productivity improvements within the business operations together with the benefit of actions over recent years to eliminate inappropriate risk and improve returns, especially in our UK Ministry of Defence (MoD) Programmes business.

The outlook for our UK Programmes business is now good. Following agreement on the way forward for the Typhoon programme, it is now making a significant contribution to the Company's performance. Other UK platform programmes, such as the Type 45 destroyer, Nimrod MRA4, Hawk and Astute submarine, are also expected to progress to make good contributions when they transition from design to production.

Alongside the good operational execution now being delivered we continue to strive to further embed a high performance culture across the Company.

The formation of the Centre for Performance Excellence will help ensure consistency of performance measurement and provide leadership and focus for the sharing of best practice across the Company.

In December, the Company welcomed the publication by the UK government of the Defence Industrial Strategy following extensive consultation with industry. The strategy paper recognises the need for government and industry to work in partnership to secure the best technologies to meet the needs of the UK's armed forces. The paper also identifies the skills and capabilities required to equip and support the UK armed forces whilst ensuring the UK maintains a world class defence industry. BAE Systems recognises that implementing the Defence Industrial Strategy sets challenges for both the MoD and industry.

Addressing pension deficits is a challenge. Reduced discount rates used to value scheme liabilities and the need to address changes in assumptions for increased life-expectancy combined to create a significant deficit in the funding of the Company's pension schemes.

The Company has recently finalised a plan for the largest of its funds, the Main Scheme. The plan addresses the deficit through increased contributions and benefit concessions from employee scheme members and contributions of cash and property assets from the Company. These actions enable the Company to maintain this defined benefit pension scheme for existing scheme members, at a cost acceptable to the Company, eliminating the substantial funding deficit and introducing flexibility into the benefit structure to self-fund any further increases in employee longevity going forward.

A continuing success for the Company is the provision of defence support solutions. The Company has a large and growing business providing support for armed forces and government agencies.

"Financial results have been delivered in line with our plan and further significant steps have been taken to implement the Company's strategy."

Through-life support and upgrades for in-service defence equipment is expected to become an increasingly important activity for BAE Systems as air, naval and land sector platforms are expected to remain in service for many decades and require progressive upgrades in capability with advances in technology.

In partnership with the MoD's Defence Logistics Organisation (DLO) the Company has continued to develop and grow its support solutions activities for the UK's armed forces. The successful delivery of cost savings, together with improved equipment availability across a number of pilot air systems activities, has enabled the Company to broaden the scope of its DLO support activities to the UK land sector. Further support opportunities have been identified with the potential to deliver further cost savings and improved system availability for our UK customer and to deliver future profitable growth for the benefit of shareholders.

BAE Systems continues to provide extensive support in the Kingdom of Saudi Arabia, principally to the Royal Saudi Air Force, building on a relationship spanning several decades. We employ some 4,600 people within the Kingdom on wide-ranging activities including flying training and support for aircraft previously supplied. The Company has recently invested in facilities to enhance in-Kingdom capability for the maintenance and sustainment of capability of in-service aircraft.

In December 2005, the governments of the Kingdom of Saudi Arabia and the UK signed an Understanding Document, intended to establish a greater partnership in modernising the Saudi Arabian armed forces and developing close service-to-service contacts especially through joint training and exercises. Under the terms of the Understanding, the two governments recognise the requirement to provide enhanced capabilities to existing military assets and ensure that they can be supported by local industry. It is also intended that Typhoon aircraft will replace Tornado Air Defence Variant aircraft and other aircraft in service with the Royal Saudi Air Force. The details of these arrangements are confidential.

Support is also now a substantial component of our business in the US. Following the acquisition of United Defense, its marine repair business has been added to the Company's established US Navy and federal systems support activities to form an integrated support solutions business in the US.

Drawing on the depth of experience now residing on both sides of the Atlantic, a cross-company support solutions council has been formed to share best practice.

A number of actions have been taken to rationalise the Company's portfolio of activities in Europe and to manage non-strategic businesses for optimum value.

In March 2005, BAE Systems agreed a reduced involvement in marketing the Gripen combat aircraft and reduced its equity interest in Saab AB from 34.2% to 20.5%.

The AMS joint venture was restructured with BAE Systems acquiring the UK based operations of AMS and Finmeccanica acquiring the Italian operations. In a related transaction BAE Systems sold its UK based sensor systems and electronic warfare avionics activities to Finmeccanica. The agreement includes the deferred sale of a retained 25% interest in the resulting enlarged avionics business, Selex. The wholly owned UK activities of the former AMS business have been combined with BAE Systems' other C4ISR activities to form Integrated System Technologies (Insyte).

The integration of systems into digital networks, or Network Enabled Capability (NEC), is transforming defence capabilities. Insyte is working in partnership with the UK MoD, to deliver transformational capabilities to the UK armed forces through the application of emerging NEC technologies.

The sale of Atlas Elektronik, the naval systems business based in Germany, jointly to ThyssenKrupp and EADS was agreed in December 2005 and is expected to complete in the first half of 2006, subject to regulatory approval.

BAE Systems has valuable interests in the MBDA guided weapons joint venture and Airbus.

MBDA continues to perform well with good order intake. A further step in the consolidation of the European guided weapons industry was achieved with the agreement to integrate fully the German missile business LFK into MBDA.

Airbus produced another strong financial performance despite a continued high level of investment in new product development. Order intake was substantially ahead of plan, benefiting from strength in a number of markets including China, India and the Middle East. Aircraft demand has also been stimulated by the enhanced operating economics of new products such as the A380 and A350 airliners now under development.

In summary, we have had a good year, delivering a strong set of financial results and meeting our overall objectives for 2005.

We are successfully executing our strategy. We have further strengthened our position in the United States, restructured our portfolio of business interests in Europe and, through a combination of factors, we now have a much enhanced outlook for our business in the UK. We are delivering shareholder value by being the premier transatlantic defence and aerospace company.

We are now a very well balanced Company, not overly dependent on any one sector but generating good returns for shareholders from a broad base of operations in the world's key defence and aerospace markets.

BAE Systems is set to deliver good growth and we look forward with confidence to building on our particularly strong performance in 2005 with continued good progress through 2006.



Mike Turner
Chief Executive

22 February 2006

Market overview

New threats and conflict arenas are placing unprecedented demands on military forces and presenting BAE Systems with new challenges and opportunities to assist those forces in meeting changing defence and security needs.

2006 forecast defence procurement
(US$ billions in constant 2006 prices)


100
80
60
40
20
0
Rest of world
Europe
US

Source: BAE Systems internal analysis

The US accounts for approximately 40% of forecast total global procurement in 2006.

Forecast defence budget by major region
(US$ billions in constant 2006 prices)


1,200
900
600
300
0
2000 01 02 03 04 05 06 07 08 09 10
Rest of world
Europe
US

Source: BAE Systems internal analysis

The US represents over 45% of the total forecast global defence spend (including equipment, personnel and operating costs) to 2010.

Group sales by market


Commercial Aerospace 21%
Defence 79%

The above chart shows the percentage contribution to 2005 Group sales from the Defence and Commercial Aerospace markets.

Defence

Global defence spending grew by eight percent in 2004 among the fifteen largest military nations. With major operations on five continents and defence customers in some 130 nations, BAE Systems is well placed to use its strong UK and enhanced US presence as a springboard for further growth in both new and established defence markets.

BAE Systems is heavily reliant upon the levels of funding committed by the domestic governments where the Company's operations are based, principally the US and UK. In addition, export markets are defined and regulated by our domestic governments.

Although defence spending in some western European nations is static, the region still offers significant opportunities for BAE Systems. As has been the case for a number of years, central European countries are investing in their armed forces as they move from Warsaw Pact to NATO standard equipment.

The Kingdom of Saudi Arabia is another major market with the Company serving as prime contractor for the UK government-to-government agreement. BAE Systems provides support to the Royal Saudi Air Force, the Kingdom's ground defence infrastructure and naval minehunters. Saudi Arabia maintains one of the largest defence budgets in the world. In late December 2005, the governments of the Kingdom of Saudi Arabia and the UK signed an Understanding Document intended to establish a greater partnership in modernising the Saudi Arabian Armed Forces.

Asia represents a significant growth opportunity for BAE Systems, with nations such as South Korea, Thailand and Malaysia all representing fast growing and attractive markets where the Company has a long history. Elsewhere in Asia, BAE Systems has a growing relationship with India, with significant progress being made last year on the Hawk programme for the Indian Air Force.

BAE Systems' Australian business has continued to build on its position as the Australian Defence Force capability partner of choice in integrated military systems and support contracts.

South Africa is another market which continues to offer opportunity to BAE Systems and where the Company has in-country capability with the OMC land systems business.

It is in the UK and US that BAE Systems has the strongest presence. The US represents 45% of the world defence market. It is, and will remain, one of BAE Systems' key markets, offering programme scale and a high level of investment in research and development. Although growth in US defence spending is expected to slow, the Company is well placed to support the US Department of Defense's (DoD) likely emphasis on force sustainment and affordable transformation.

With the acquisition of United Defense, BAE Systems' businesses managed from the US will have an annualised turnover of some $11bn. BAE Systems is now a major domestic prime player in the US market in addition to being a major supplier of sophisticated sub-systems to the DoD. The Company's enhanced position in the US in turn strengthens its capacity and reach in many of the other major markets in the world.

In the UK, BAE Systems is seeing the benefit from its work over recent years to eliminate inappropriate risk and improve returns from its Programmes business with the UK Ministry of Defence (MoD). Also in the UK we have continued to deliver wide-ranging support activities in partnership with the MoD's Defence Logistics Organisation and the armed forces.

Our UK customer is undergoing a transformation, driven by the need for greater agility, affordability and more effective technology exploitation. Fundamentally, this transformation is a shift towards integrated capability managed through-life to deliver the required military effect.

This evolution is expected to see the scope of industry's role change as the MoD seeks long-term partnering relationships to deliver through-life capability management as indicated in the recently published MoD Defence Industrial Strategy.

Aerospace

The market for large commercial jets is forecast to continue to grow on the back of rising passenger travel. Annual revenue passenger kilometres (RPKs) are forecast to grow by approximately 5%[1] through to 2023 creating an expected average demand of some 830 aircraft deliveries a year. Key risks to the forecast include the potential impact of higher oil prices and slower than currently expected future global economic growth.

The market in 2005 was particularly buoyant. New large jet aircraft order intake was strong across the industry with the benefits of a recovering airline economic cycle in some regions, rapid growth in low-cost airline carriers and the emergence of strong regional growth markets such as China, India and the Middle East. In addition, high jet fuel prices have stimulated interest in new, more fuel efficient, aircraft.

Airbus, in which BAE Systems has a 20% interest, delivered 378 aircraft representing 57% of large jet deliveries in 2005.

BAE Systems supports a number of regional aircraft supplied in prior years. The leasing market for these smaller aircraft remains difficult.

[1] Airbus forecast (December 2004)

Passenger traffic forecast
(RPKs billion)


5,000
4,000
3,000
2,000
1,000
0
9/11
SARS/Iraq War
2000
01
02
03
04
05
06
07
08
09
10

Source: BAE Systems internal analysis

Global passenger traffic is forecast to increase by approximately 5% per year. Strong growth is expected in Asia and the Middle East and lower growth in the more mature North American and European markets.

Group Strategy Framework

BAE Systems' strategy is to create sustainable shareholder value by being the premier transatlantic defence and aerospace company. This is delivered through Group Strategic Objectives, Business Portfolio Actions and Integrated Business Plans. The five Group Strategic Objectives are owned by the Executive Committee and applied across the Group. The Business Portfolio Actions are championed by relevant Executive Committee members and are delivered either separately or jointly by the businesses. Many of our businesses now support more than one portfolio action to encourage them to work together across business boundaries.

Group Strategy

To create sustainable shareholder value by being the premier transatlantic defence and aerospace company

Group Strategic Objectives

- Embed a high performance culture across the Company
- Win profitable new business and optimise value from our order book
- Grow our export business from a strong transatlantic business base
- Increase US/UK industrial technology sharing
- Optimise our business portfolio

Business Portfolio Actions

Grow our business in the United States	Establish in the UK sustainably profitable through-life businesses in Air, Land and Sea	Grow our global land systems business	Grow our global support, solutions and services businesses	Grow and maximise the value of Airbus	Manage non-strategic businesses for optimal value

Integrated Business Plans

What do we mean when we say "sustainable shareholder value"?

"Shareholder value" means growth in our share price and dividends. "Sustainable" means continually reviewing the portfolio of businesses and building a consistent track record of delivery to our shareholders. It also means continually improving the consistency and quality of application of our best practice processes and the skills of our people to enable us to deliver on our commitments to customers and shareholders.

Why "transatlantic"?

"Transatlantic" relates to our most important markets. It means having a presence in both the UK/Europe and in the US. The US, by a very large margin, is the world's largest defence and aerospace market and the largest investor in technology. This technology investment, as well as the scale of the market, is key to our drive to grow in the US. Our other home markets, Sweden, Saudi Arabia, South Africa and Australia, complement our strong transatlantic base.

Why "defence and aerospace"?

While defence remains our core market, our historically strong presence in the aerospace sector, through our holding in Airbus, is a major contributor to the value of the Company.

Over half of the Company's total sales are now from electronic systems, software and services. Defence platform programmes contribute roughly a quarter and the balance comes from the commercial aerospace market. On both sides of the Atlantic, defence now increasingly includes Homeland Security markets.

The following pages (12 to 23) describe how we are delivering the strategic objectives and actions that underpin the Group strategy.


AD
BF
BE
XXX
XXX

Eurofighter Typhoon

…p strategic objectives



Embed a high performance culture across the Company

Developing employees

The 'Developing You' programme is at the heart of the continual training and skills development that BAE Systems provides for employees. In 2005 over 1,350 engineers participated in 'Engineering Developing You', a framework which maps engineering capability to an individual's career aspirations and BAE Systems business needs. 'Developing You' now spans most of the business functions and comprises a bespoke range of training modules, many of which are accredited by leading universities and professional bodies.





A high performance culture within BAE Systems will be achieved by ensuring that:

- the Company operates with clear governance
- businesses and employees have clear objectives
- best practices are shared across the Company
- benchmark core processes are consistently applied
- appropriate values and standards are applied

BAE Systems is focused on embedding a high performance culture by consistent application of its core assets of governance, processes and values, and identifying and sharing best practices across the Company.

To help achieve this strategic objective, in 2005 the Company formed the Centre for Performance Excellence (CfPE), which is now playing a key role in accelerating the pace of change to achieve higher levels of performance.

The CfPE is introducing a set of Group-wide measures, so that business data can be monitored in a comparable and transparent way, facilitating assessment of progress towards achieving our Group strategy. In 2006, the CfPE will focus on identifying and sharing best practices, in order to foster performance improvement across the Company.

A further aspect of the high performance culture is driven through Performance Centred Leadership (PCL). This is a leadership and performance management system, introduced in 2002, that establishes a clear link between performance and rewards. It establishes an underpinning competency and behaviour set for business leaders, enabling all leaders to understand what 'high performance' means for them and their teams. The system continues to be extended to a wider set of managers to ensure that the principles of PCL are embedded further throughout the Company.

Consistently delivering good programme execution is what drives customer satisfaction, financial growth, and ultimately returns to shareholders.

Group strategic objectives



Win profitable new business and optimise value from our order book

Type 45

HMS Daring was launched on 1 February 2006. It is the first of a planned class of up to eight Type 45 destroyers for the Royal Navy, and will be the UK's next generation anti-air warfare destroyer. Daring has been assembled from large pre-outfitted 'megablock' modules, increasing build efficiency and driving down construction man-hours. The division of work between shipyards across the UK, at BAE Systems' facilities at Scotstoun and Govan in Glasgow and VT Shipbuilding in Portsmouth, has pioneered a new way of building complex warships.





BAE Systems has had considerable recent success in establishing an appropriate balance of risk and reward in its order book, creating a sound foundation for growth and enabling the Company to focus on winning profitable new business.

BAE Systems is determined to build on its strong market positions by continuing to win business with an acceptable balance of risk and return for shareholders. The progress made in this regard, particularly with major UK programmes, will be sustained for future contracting arrangements, including the anticipated production contracts for Nimrod maritime patrol aircraft, Astute submarines and additional Type 45 destroyers.

A key objective is to deliver greater value to shareholders from our order book by applying best practice, tools and processes in a consistently efficient manner throughout the Company.

The Company's programme execution is being achieved by the consistent application of our Lifecycle Management (LCM) process. LCM lies at the heart of the Company's project management. It provides a powerful and flexible process and control environment within which to execute projects. The LCM process considers the whole life of projects from inception to delivery into service and eventual disposal and provides the framework for the application of best practice programme management.

A key enabler to winning new business is establishing a track record of delivering projects on time, to specification and cost.



Grow
our export business from a strong transatlantic business base

M777

The M777 is the world's first 155mm howitzer weighing under 10,000lbs and meets requirements for rapid deployment and accurate artillery fire support. It has been designed and developed in both the US and the UK and has been selected by the US Marine Corps and US Army as their next generation medium force weapon. M777 is now in full rate production and units have already been delivered to the US Marine Corps, US Army and Canadian Armed Forces.



Transatlantic markets remain at the core of our strategy given our leading position in the UK/Europe and strong and growing presence in the US. These markets will continue to shape our capabilities and our product and services portfolio and form the basis from which export opportunities can be addressed.

From a strong transatlantic base we shall continue to export to, and work in, markets around the world where we can deliver good shareholder returns. We prioritise key export markets and identify potential products and services which will be better suited to those markets. In addition, the expansion of existing home markets, where our business operations are located, and identification of new ones is a strategic objective for 2006.

The acquisition of United Defense was a key step in our strategy to build BAE Systems' position as the premier transatlantic defence and aerospace company. The Company is now well placed to support the US Military's growing emphasis on interoperability, affordable transformation and force sustainment. In particular, the acquisition enables us to address the increasing emphasis on land systems in emerging customer requirements, including the refurbishment, upgrade and long-term support of existing vehicles and equipment.

Following the acquisition of United Defense, we combined our existing land systems activities in the UK, Sweden and South Africa with United Defense to form the Land & Armaments business group.

This created one of the world's leading design, manufacture and support providers of land and armament systems. Less than two years ago, the Company had a small foothold in this sector. BAE Systems is the world's second largest global land systems business, with an annualised turnover in excess of £2bn.

Both organic growth and growth through acquisitions will continue to be pursued in the US.

With its transatlantic foundation BAE Systems is well positioned to grow at the very highest level of technology and capability in the US whilst also delivering value from its strong technology base, capabilities and market position in the UK and its other home markets of Sweden, Saudi Arabia, South Africa and Australia.



Increase

UK/US industrial technology sharing



F-35 Joint Strike Fighter (JSF)

BAE Systems' JSF involvement includes delivering the System Development and Demonstration (SDD) phase of the programme involving airframe assemblies and mission systems. The aft fuselage and empennage for each aircraft are being designed, engineered and built at the BAE Systems Samlesbury site in the UK. The JSF will set new standards for assembly precision and pace. Innovative precision machining techniques help ensure that the JSF meets its stealth requirement. Accuracy is achieved through digital design and manufacturing controls pioneered by BAE Systems.


FOD CONTROL ZONE
FOD CONTROL ZONE

The US and the UK have a long history of defence industrial cooperation that has provided significant benefits to both countries. BAE Systems has itself played an important role in that transatlantic cooperation and continues to do so, most notably in the M777 howitzer and F-35 Joint Strike Fighter programmes.

The UK government's Defence Industrial Strategy, published on 15 December 2005, made clear "the importance of transatlantic defence industrial cooperation in enabling both UK and US Armed Forces to acquire more effective military capabilities, at better value for money, than would otherwise be the case, and to cooperate together in pursuit of common security objectives". It went on to say "It is in the interest of both governments and of both industries to improve the current situation".

Notwithstanding the strong tradition of cooperation, the constraints imposed by the current US export control regulations (the International Traffic in Arms Regulations) act as a disincentive to maximising the benefits from such cooperation. While it is self-evident that the movement of sensitive information and technology has generally to be controlled, in today's environment of coalition operations it would be to the advantage of both governments and defence industries to allow and, indeed, to encourage freer technology sharing between the UK and the US.

BAE Systems therefore fully supports the UK government's efforts to establish a technology sharing agreement with the US government that will enable government and industry on both sides of the Atlantic to work more effectively together both to enhance interoperability and to facilitate the delivery of systems that our respective armed forces need.

For BAE Systems an improved technology sharing environment would enable our engineers and scientists in the US and the UK to collaborate more effectively, and bring together their collective skills and expertise to the benefit of our two major customers, the UK and US governments, as well as to our shareholders.

Optimise
our business portfolio



Eurosystems

The Eurosystems transaction, completed in April 2005, achieved BAE Systems' and Finmeccanica's mutual goals of securing control and clear management responsibility for their European defence electronics businesses. Following the transaction, BAE Systems formed Integrated System Technologies by combining the capabilities of the former AMS's UK operations and BAE Systems' C4ISR Networked Systems and Solutions business. This business is working in partnership with the UK MoD to identify opportunities to participate in the transformation of the capabilities of the UK armed forces through the application of emerging network enabled capability technologies.





To ensure delivery of value to shareholders the Company is focused on determining where appropriate returns can be achieved.

To maximise returns the Company will continue to focus on markets with attractive terms of trade as well as addressing costs, productivity and business performance. To achieve this, businesses operating in markets not considered central to the Company's strategy are managed to maximise their contribution to the Group.

Actions to optimise our business portfolio in 2005 included further restructuring of the Company's activities in Europe and the acquisition of United Defense in the United States.

In Europe, the Eurosystems transaction was completed. This comprised the sale of the UK-based sensor systems and electronic warfare activities of the former Avionics business group and the restructuring of the former AMS joint venture business to exit businesses in Italy and consolidate its UK network enabled capability activities in a wholly-owned UK-based business, Integrated System Technologies.

In March 2005, BAE Systems reduced its interest in Saab AB from 34.2% to 20.5%.

In August 2005, BAE Systems sold Precision Aerostructures, the US based aircraft component machining and fabrication facility.

In December 2005, an agreement for the sale of the Atlas Elektronik business to ThyssenKrupp and EADS was announced.

In January 2006, an agreement for the sale of the UK based Aerostructures business to Spirit AeroSystems Inc. was announced.

The acquisition of United Defense was a key step in our strategy to build BAE Systems' position as the premier transatlantic defence and aerospace company. The Company is now well placed to support the US military's growing emphasis on interoperability, affordable transformation and force sustainment.

Business portfolio actions





The business portfolio actions are championed by relevant Executive Committee members and are delivered either separately or jointly by the business groups.

Grow our business in the United States

In the summer of 2005, BAE Systems completed the acquisition of United Defense, growing the US business base by $2.6bn in annual sales and 8,000 additional employees. This acquisition established BAE Systems as a major land systems prime contractor with a strong position in support of the US Department of Defense's requirements for force sustainment and affordable transformation. The acquisition provides new opportunities in land vehicle and naval gun programmes. It also broadens our access to platforms, supporting our customers with enhanced solutions including new target acquisition, communications and networked awareness systems, and diversifies our business base with the US Army.

In addition, the existing US business is achieving organic growth across its established businesses with key successes in electronic warfare, tactical communications, intelligence systems, information technology, and customer support.

Establish in the UK sustainably profitable through-life businesses in air, land and sea

Good progress continues to be made across all major platform programmes. In 2005, the financial performance of the Programmes business group benefited both from improved project execution and agreement on the way forward on the Typhoon programme made in December 2004.

In December 2005, the UK MoD published its Defence Industrial Strategy (DIS). This strategy will shape the future of the UK defence industrial base and recognises the need to sustain in the UK the highest system integration skills and capabilities across air, land and sea domains. The DIS also emphasises the importance of a through-life capability approach and envisages long-term partnering agreements within each of the key sectors of air, land and sea. Successful implementation of this strategy will create a positive investment environment. The Company will work closely with the MoD to help them realise the DIS intent.

The enduring requirement for retaining an on-shore, through-life, prime systems integration capability across air, land and sea presents BAE Systems with opportunities to sustain its UK business base.

Grow our global land systems business

Following the successful completion of the acquisition of Alvis in 2004 and United Defense in 2005, BAE Systems has established a major land systems position, with home markets in the US, Sweden, South Africa and the UK. The formation of the Land & Armaments business group in June 2005 brought BAE Systems' existing land systems activities together with those of United Defense, to create a global leader in armoured combat vehicles and armaments.

These integrated capabilities, our position on future programmes and our extensive installed base of legacy systems provides BAE Systems with a platform from which it can develop its global land systems business. We shall capitalise on the reset and modularity priorities of the US Army to restore battle-worn equipment and to convert active and reserve units to standardised expeditionary organisations. The next generation of combat systems will be rapidly deployable, lethal, survivable and networked. We have an integral role in the UK's Future Rapid Effect System programme, the US Army's Future Combat Systems programme and the Swedish SEP future ground systems programmes.

In the UK land support arena the award of the AS90 equipment support contract was an excellent first step as we enter a long-term partnering arrangement with the MoD to support the UK armoured fighting vehicle fleet.







Grow our global support, solutions and services business

In the UK, Customer Solutions & Support (CS&S) has continued the evolution of its successful partnering relationship with the UK Defence Logistics Organisation. This relationship is underpinned by a partnering arrangement which is being refreshed to reflect the drive for through-life capability management as emphasised in the DIS. The CS&S International and Australian businesses continue to implement their growth strategies.

Good progress has been made with the Kingdom of Saudi Arabia, where the Company employs some 4,600 people, in particular with the signing of the government to government Understanding Document in December 2005.

Restructuring in the US led to the creation of the US Customer Solutions organisation, strengthening our position to address emerging support opportunities. The US business is focused primarily in the areas of technology solutions and services, Information Technology (IT), and ship repair. While the US services market is large, it is generally flat, resulting in a very competitive environment. Future growth plans remain centred in the high growth IT market.

BAE Systems is in an excellent position to grow business by assisting customers with defence logistics transformation to increase operational effectiveness.

Grow and maximise the value of Airbus

In addition to its 20% equity interest in Airbus, BAE Systems continues to exercise important management influence on the business. Airbus achieved good growth in 2005. It secured net new orders for 1,055 aircraft in 2005, including firm orders received from China, Kingfisher Airlines, UPS and Virgin Atlantic.

In 2005, Airbus delivered 378 aircraft compared to 320 in 2004. The 2005 total comprised 289 single-aisle A320 family aircraft and 89 wide-body and long-range airliners (essentially A330s and A340s).

In April 2005, the first A380 successfully undertook its maiden flight. The entry into service for the A380 is now expected in late 2006.

Development of the A400M military transport aircraft continues, with the first export order for the aircraft achieved during 2005.

Following approval from its shareholders, EADS and BAE Systems, Airbus formally launched the new long-range A350 airliner in October 2005. Airbus has already received 172 firm orders and commitments.

Manage non-strategic businesses for optimal value

Where a business is operating in a market that is not contributing to achieving our desired long-term strategic positioning it will be managed to optimise value. This could mean focusing on managing for cash or divesting the business. Whatever the chosen action, such businesses will be managed to maximise their contribution to the overall Group performance.

A number of disposal transactions were agreed during 2005.

Electronics, Intelligence & Support

Electronics, Intelligence & Support (EI&S) is headquartered in the US, and is responsible for the former businesses of BAE Systems North America, the Group's UK-based displays and inertial systems activities and US marine repair activities. EI&S comprises two businesses, Electronics & Integrated Solutions and Customer Solutions.

During 2005, Electronics, Intelligence & Support achieved EBITA[2] of £324m (2004 £256m) on sales[1] of £3,697m (2004 £3,063m). The business group generated operating cash inflow[3] of £323m (2004 £190m).

Electronics & Integrated Solutions

The Electronics & Integrated Solutions (E&IS) business is a major defence and aerospace electronics business with products and services encompassing:

- Communications, including tactical networking
- Electronic warfare, including electronic protection and information warfare
- Avionics and controls
- Sensors
- Integrated systems

E&IS is an industry leader in a variety of military communications, electronic identification, navigation and guidance systems. The Company has wide technical expertise in C4ISR[6] and C3I[7] systems and is a provider of network centric warfare solutions to command centres, platforms and individual soldiers in the battle space. It has a prominent position integrating communications on the US Army's Future Combat Systems, including provision of an Integrated Global Positioning and Inertial Navigation System for the programme. In 2005 the Company was also selected to provide the new mobile military communications system for the Slovak armed forces.

The Company is a major supplier of integrated avionics systems for military aircraft. Such systems include the electronic countermeasures for the US Air Force's F-22 Raptor and development of the electronic warfare suite for the F-35 Joint Strike Fighter. In 2005 the Company was selected by the US Navy to develop the Tactical Aircraft Directable Infrared Countermeasures system and has been successfully flight testing a related infrared missile countermeasures system for commercial aircraft.

E&IS provides signals and information management solutions for defence and government agencies. Its Diamond Software product family architecture underpins the latest generation of electronic support measures for the UK Shaman communications programme. The Company's radiation hardened computers have guided spacecraft on missions to Mars and to intercept a comet.

As a market leader in advanced information technology, geospatial exploitation software and data production, integration of knowledge-based systems and avionics test equipment, the Company was selected as one of the prime contractors for the US Air Force mission planning consolidation in 2005. Another programme, Gridlock, gives the war fighter distinctive advantages with its 'smart imaging' targeting that rapidly generates accurate target coordinates using still or motion imagery from tactical manned and unmanned platforms.

Capabilities in vehicle management, human-machine interface, precision guidance and power systems provide improved operational safety and enhanced mission effectiveness. Contract awards in 2005 included the digital electronic engine controls for the GE T700 engine that will make BAE Systems the leader in the army helicopter segment.

BAE Systems also provides the HybriDrive propulsion system, used on commercial buses, which improves fuel economy by 35% and dramatically reduces emissions. Five hundred systems for operation in New York City were ordered in 2005. In a related technology, the US Office of Naval Research selected BAE Systems to develop an on-board power system for the Marine Corps' High-Mobility Multipurpose Wheeled Vehicle (the Humvee).

Electronics, Intelligence & Support – Summary

Financial highlights

- Organic sales growth of 6% over 2004
- Return on sales improved to 8.8%
- Good conversion of EBITA[2] to operating cash flow
- Order book growth

	2005	2004[5]
Sales[1]	**£3,697m**	£3,063m
EBITA[2]	**£324m**	£256m
Cash inflow[3]	**£323m**	£190m
Number of employees[1]	**32,900**	30,000
Order book[1]	**£3.5bn**	£3.1bn

Share of Group sales[4]


23%

Share of Group EBITA[2]


27%

Key points

- Sustained leadership positions in electronic warfare and military communications – secured US Air Force mission planning contract
- Acquisition of largest US non-nuclear ship repair business
- Successful integration of 2004 acquisitions
- Successful flight test of infrared missile countermeasures system for commercial airliners

Advanced Airborne Systems

BAE Systems designs, develops and manufactures a wide range of electronic systems and subsystems for both military and commercial applications. The Electronics & Integrated Solutions business develops advanced airborne systems, including the electronic warfare suites for the F-35 Joint Strike Fighter (JSF), F-22 Raptor and other air platforms. In July 2005, BAE Systems successfully completed the first flight test of its F-35 electronic warfare (EW) suite.

The tests were funded internally and outside of the JSF programme flight test schedule in order to evaluate potential cost savings and performance improvement options. To date, the EW system continues to exceed all contract performance metrics within the System Design and Development phase.



The Company is a supplier of state-of-the-art infrared, millimetre-wave, and laser technologies for missile seekers, guided munitions, and target designators. It is upgrading the technology for the Theater High Altitude Area Defense (THAAD) seeker for Lockheed Martin. In an important entry point to the $1bn military thermal imaging market, the Company is producing the new thermal weapons sights to equip the US Army and Marine Corps, and is to manufacture the TIM1500 thermal imaging module for the US Army's Stryker armoured vehicle.

In 2005, BAE Systems won the US Air Force's key Design and Engineering Support Program II, leveraging expertise in aircraft modifications and operations.

The business operates two technology organisations focused on enhancing its technology base, Advanced Systems and Technology and the Center for Transformation.

Advanced Systems and Technology identifies strategic technology needs and delivers that technology in four major domains: Sensors and Signal Processing; Radio Frequency; Electro-Optical and Infrared; and Networking and Information Processing. Major customers include the US Defense Advanced Research Projects Agency and other government laboratories, with research and development programmes ranging from multi-functional low-observable antenna systems to high performance scalable signal processing technologies, mixed-signal (digital, RF and optical) devices, and advanced sensors.

The Center for Transformation focuses on development of advanced programmes and concepts in the C4ISR[6] domain and deploys leading-edge technology solutions to solve time-critical problems.

Customer Solutions

Customer Solutions comprises three business units:

- BAE Systems Information Technology (IT)
- Technology Solutions and Services (TSS)
- BAE Systems Ship Repair

IT capabilities include enterprise-wide managed IT operations, mission-critical performance and information analysis and assured delivery. TSS provides services including system engineering and technical assistance, system and sub-system integration and operations and maintenance. Ship Repair provides non-nuclear ship repair, conversion and modernisation, principally in the home ports of the US Navy.

The business provides a broad range of services in the areas of systems integration, systems engineering and technical assistance, operations and maintenance and logistics. It also develops communications systems and precision tracking radars, is one of the largest suppliers to the US Navy, is a leader in air and missile defence systems and is one of the world's largest manufacturers of explosives. It also includes the US's leading non-nuclear ship repair company.

During 2005, the major projects for the US government included a blanket purchase agreement for the supply of information technology support and services, a cost-plus award fee/level of effort contract for operations, and maintenance support for IT systems. Combined annual sales for these are estimated at $94m.

TSS provides professional engineering services to the NAVSEA DDG51 Shipbuilding Program Office under a $863m contract which will run until 2015. It also handles the SETAC contract, for which the primary customer is the Army Space and Missile Defense Command. The full year sales for SETAC are $90m.

Ship Repair has continued to support the US Navy repairs, alterations and continuous repair work on Landing Platform Dock/Landing Ship Dock (LPD/LSD) class vessels in San Diego, as well as similar LSD Multi-Ship Multi-Option in Norfolk, Virginia.

Looking forward

Defence spending in the US continues to be robust for the near term, however fiscal pressures may make the budget environment more challenging in subsequent years. Customers will need to balance priorities to equip effectively the current fighting force, whilst developing capabilities to transform the future force.

EI&S was reorganised in 2005 to enable it to compete more effectively. The business group can now leverage a breadth of capability in critical domains, whilst rapidly aligning technologies and resources to those sub-segments of the market which are likely to see higher than market growth.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards
[6] Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance
[7] Command, Control, Communications and Intelligence

The Land & Armaments business group, headquartered in the US, is a global leader in the design, development, production and service support of armoured combat vehicles, major and minor calibre naval guns, missile launchers, canisters, artillery systems and intelligent munitions.

During 2005, Land & Armaments achieved EBITA[2] of £42m (2004 £(8)m) on sales[1] of £1,270m (2004 £482m), and generated an operating cash inflow[3] of £168m (2004 £60m).

This group was established in June 2005 from the newly acquired United Defense and the existing Land Systems (formed by the integration of RO Defence and Alvis in 2004). This global business has operations in the US, UK, South Africa and Sweden, with markets in more than two dozen countries.

The Land & Armaments business is shaped by the contracts awarded for its products by primarily the governments of the US, the UK and Sweden. The success of the business results from its history of securing key government contracts and the ability to satisfy customer needs in its various home and export markets. In the US, the Army's requirement to restore its current systems to combat-ready condition following extensive operational use and to upgrade and remanufacture to the most advanced configurations is the subject of one of the largest ongoing programmes being undertaken by the group.

Land

Contract awards on current systems have been exceptional. Most noteworthy were the orders in 2005 worth some $1.5bn for the refurbishment and upgrade of Bradley and M113 fighting vehicles, demonstrating the value and potential of the United Defense acquisition. Other contracts on current systems included the remanufacture and upgrade of 59 M88A2 HERCULES Improved Recovery Vehicles.

The M777 lightweight 155mm howitzer, 495 of which were ordered for the US Marines and US Army in 2005, has now expanded its market with the first delivery of guns to the Canadian Department of National Defense.

In addition to mine protection, current survivability programmes include an armouring programme of M113 personnel carriers in Iraq, the manufacture and installation of Transparent Armour Gun Shield kits for Humvees, trucks, M2 Bradleys, M1 Abrams and add-on armour for the Stryker.

In the area of development, Land & Armaments is well positioned for key future forces programmes including the Future Combat Systems (FCS) programme for the US Army, Future Rapid Effect System programme for the UK and the Swedish Modular Armoured Tactical System.

Land & Armaments continues to make substantial progress on the development and maturation of the Non-Line-of-Sight-Cannon (NLOS-C), the lead system of the US Army's FCS manned ground vehicles. In 2005, company engineers and the Army completed functional and preliminary design reviews. The NLOS-C remains on track to deliver prototypes in 2008 and achieve system fielding in 2010.

Other contract wins and ongoing development programmes related to Manned Ground Vehicles for the US Army's FCS include the Integrated Army Active Protection System and the common Traction Drive Subsystem for all FCS manned ground vehicles.

The group secured two key contracts in robotic systems – the acceleration of the FCS Armed Robotic Vehicle (ARV), together with Carnegie Mellon University, and the US Marine Corps' Gladiator Tactical Unmanned Ground Vehicle. It also showed its own internally-developed Armed Robotic Demonstrator at the annual meeting of the Association of the US Army.

In the UK, the award of the AS90 Equipment Support Contract followed by the contract to upgrade 500 of the British Army's FV430 tracked vehicles, are key enablers in

Land & Armaments – Summary

Financial highlights

- Sales of £625m from acquired United Defense business
- EBITA[2] stated after UK rationalisation charge of £24m
- Cash flow benefits from advance payments secured
- Order book growth

	2005	2004[5]
Sales[1]	**£1,270m**	£482m
EBITA[2]	**£42m**	£(8)m
Underlying EBITA[6]	**£86m**	£(2)m
Cash inflow[3]	**£168m**	£60m
Number of employees[1]	**10,600**	4,800
Order book[1]	**£4.4bn**	£2.2bn

Share of Group sales[4]


8%

Share of Group EBITA[2]


3%

includes six months of United Defense

Key points

- Transatlantic growth with acquisition of United Defense
- Global land systems business established
- Key contracts secured
  - Bradley reset and upgrade
  - Danish CV90, US RG-31, M777
- UK Future Rapid Effect System (FRES) demonstrator award
- UK cost base being addressed

Non-Line-of-Sight-Cannon (NLOS-C)

The fully automated NLOS-C will deliver more firepower with greater effects faster and more accurately than ever before. BAE Systems is proving new capabilities on the fully automated, 38 calibre NLOS-C Concept Technology Demonstrator, which has fired more than 1,900 rounds at Yuma Proving Ground, Arizona. The first NLOS-C Increment 0 prototypes are scheduled for delivery in 2008.

(Artist's impression)



becoming the through-life support and capability provider to the UK armed forces.

In the UK and export markets Trojan, an obstacle-crossing vehicle and Titan, a tank bridgelayer, are both based on Challenger 2. Roll-out of the first production vehicles is scheduled for the first quarter of 2006.

Over the past ten years, some £25m has been invested in developing insensitive munitions technology and in UK production facilities. The first contract was awarded in 2005 by the UK MoD for the manufacture of 105mm improved ammunition for the L18 Light Gun. Subsequent awards have been contracts to qualify 155mm ammunition for the L15 and L21 and 4.5" improved ammunition.

The premium that militaries are placing on accuracy and precision in both area and point target fires has raised the importance of intelligent munitions for artillery and mortar systems. Land & Armaments has a leading role in the accelerated fielding of Excalibur to US and Canadian forces in Iraq and Afghanistan. BONUS, a sensor fused 155mm munition fielded in Sweden and France, is being evaluated by the US and UK.

BAE Systems' operations in Sweden continue their strong presence in the northern European armoured fighting vehicles market with further orders for the CV90. The newest customer, Denmark, brings to six the number of European countries fielding this highly successful infantry fighting vehicle.

The growing international need for mine-protected vehicles has generated orders for the four-wheeled RG-31 from South Africa including the sale of 148 vehicles to the US with further exports to Canada and the United Arab Emirates under contract.

Naval

One immediate benefit of the United Defense acquisition for BAE Systems was the opportunity to meet the US Navy's urgent need for a superior medium-calibre gun and ammunition for the DD(X) next-generation destroyer and the Coast Guard's Deepwater modernisation programme. Both have selected the Land & Armaments' 57mm Mk 110 as a close-in gun system for the DD(X) and as the main battery for the Maritime Security Cutter Large. Partnering with Northrop Grumman Ship Systems, the first Mk 110 will be delivered in December 2006. The weapon system is also baselined on both the General Dynamics and Lockheed Martin designs for the Littoral Combat Ship for the US Navy.

Development of the 155mm Advanced Gun System (AGS) and the Long Range Land Attack Projectile (LRLAP) for the US Navy continues to support Navy and Marine Corps expeditionary and joint operations forces engaged near the coastline and deep inland. The AGS will be capable of a maximum sustained firing rate of 10 rounds per minute at ranges of up to 60 nautical miles with an objective of being able to reach targets beyond 80 nautical miles. In 2005, the engineering development models successfully demonstrated the key requirements to support the DD(X) ship design. Tests have already established the propulsion approach for the LRLAP needed to meet the challenging range targets.

In addition to key new gun systems, BAE Systems is designing and testing a new Vertical Launching System (VLS), Mk 57. This next generation VLS will provide capabilities for the DD(X) ship to launch a wide range of missile designs.

Looking forward

Land & Armaments is expected to contribute growth in 2006 driven largely by the ongoing requirements in the US to both reset and upgrade the Bradley family of vehicles. Reset is the need to repair vehicles to return them to a fully operational condition as a result of wear incurred by sustained military operations. Upgrade activity is enhancing the vehicles' mobility, lethality and survivability to support effectively the US Army as it drives to deploy a modular force.

In the UK, there will be continued emphasis on improving profitability and establishing a role on the Future Rapid Effect System programme. The businesses in both Sweden and South Africa continue to perform well in both home markets and in securing export opportunities.

In the longer term, progress on the US Army's Future Combat Systems programme, where BAE Systems has a major role for both manned and unmanned vehicles, will be a major sensitivity for the business.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards
[6] earnings before amortisation and impairment of intangible assets, uplift on acquired inventories, finance costs and taxation expense

Programmes



The Astute class submarine.
(Artist's impression)

The Programmes business group is a major contributor to the defence of the UK, with the MoD its principal customer. The business group comprises the Company's air systems, naval ships and submarines activities together with the Company's participation in the UK's Future Carrier (CVF) programme.

During 2005, Programmes achieved EBITA[2] of £133m (2004 £10m) on sales[1] of £2,819m (2004 £2,219m), and generated an operating cash inflow[3] of £285m (2004 £442m).

Air Systems

The principal Air Systems programmes are:

Typhoon

The introduction of the Typhoon to the Royal Air Force (RAF) was successfully implemented under the Case White initial support arrangement. The contracted flying hours were completed ahead of schedule, and the first two RAF squadrons have now been deployed to their operational base at RAF Coningsby. A total of 74 aircraft have been accepted by the air forces of the four partner nations for deployment to operational and training squadrons across Europe. Discussions are underway regarding further development to enhance the capability of the aircraft. In addition to the sale of 18 aircraft to Austria, further export possibilities are being pursued.

Hawk

The Hawk Advanced Jet Trainer (AJT) development programme made good progress during 2005, with a successful maiden flight for the first RAF Mk 128 in July, two months ahead of schedule. A production order is expected in 2006. Export contracts for Bahrain, South Africa and India were progressed during the year.

Programmes – Summary

Financial highlights

- Sales growth of 27% over 2004
- Margin recovery to 4.7% including £30m benefit from risk retirement on Typhoon
- Margin constrained
  - No contribution from Astute and Nimrod sales
  - No margin traded on Type 45 with programme at an early stage
- Good cash performance

	2005	2004[5]
Sales[1]	**£2,819m**	£2,219m
EBITA[2]	**£133m**	£10m
Cash inflow[3]	**£285m**	£442m
Number of employees[1]	**16,200**	15,700
Order book[1]	**£12.3bn**	£13.0bn

Share of Group sales[4]


18%

Share of Group EBITA[2]


11%

Key points

- 37 Typhoon aircraft delivered in the year (12 to UK RAF)
- First flight of UK Hawk Advanced Jet Trainer aircraft achieved early
- Successful delivery of F-35 JSF airframe assemblies
- Type 45 first of class launched in February 2006
- Landing Ship Dock (Auxiliary) first ship delivered

Astute

Demanding targets and a modular build strategy have combined during 2005 to achieve the accelerating production schedule for the Astute submarine project. Recognition of the challenges of commissioning a first-of-class submarine has driven high achievement in the build and integration stages to derisk the programmed delivery date of August 2008.



Nimrod MRA4

Nimrod passed a number of key milestones in 2005, and the development fleet of three aircraft continues its extensive flight testing programme. Design and development continues to meet the targets to support the production bid, which was submitted in July, and to serve as the technical baseline for future work.

F-35 Joint Strike Fighter (JSF)

Air Systems is partnered with Lockheed Martin and Northrop Grumman on the JSF programme, with responsibility for the design and manufacture of the rear fuselage and empennage. Work progressed on the system development and demonstration contract, with the successful delivery of the first rear fuselage and empennage to Lockheed Martin. The first conventional takeoff and landing flight is planned for 2006. Activity has also continued in preparation for the bid for the first JSF production contract, with the contract award expected in 2007.

Unmanned Air Vehicles (UAVs)

In July 2005, the MoD formed the Strategic UAVs (Experiment) integrated project team. This will assemble evidence to allow the UK to make informed decisions about the potential role of UAVs in future force mixes. BAE Systems has been selected as prime contractor, and has received a series of contracts for de-risking work.

Naval Ships and Submarines

The principal Naval Ships and Submarine programmes are:

Type 45

The Company is the prime contractor and design authority for the Type 45 destroyer, which will be the largest and most powerful anti-air warfare destroyer ever deployed by the Royal Navy. Of a projected eight ships, six are under contract of which the first, HMS Daring, was launched in February 2006. Build on ships 2 and 3 is progressing well, with anticipated build efficiencies already being achieved between first and second of class.

LSD(A)

Two Landing Ship Dock (Auxiliaries) for the Royal Fleet Auxiliary (RFA) are under contract. The first, RFA Mounts Bay, was handed over in December 2005; and RFA Cardigan Bay will be delivered in mid-2006.

OPV

The customer's refusal to accept the three Brunei Offshore Patrol Vessels is now subject to arbitration.

Astute

The Astute programme has achieved milestones on or ahead of schedule throughout the year with closure of the pressure hull now complete. In 2005, every module was shipped ahead of schedule with the main propulsion package shipped 40 days early in June, the command deck module 5 weeks early in November, while shop floor led innovation enabled the bridge fin and casings to be completed 22 weeks early in October 2005. An innovative all-employee bonus scheme has strongly contributed to this performance.

CVF

The CVF project will be executed within an Alliance structure comprising the MoD, BAE Systems, VT Group, Babcock, Thales and KBR. Within the Alliance framework, BAE Systems continues to play a significant role in the leadership and execution of the CVF project. The Roles and Responsibilities agreement signed in December 2005 formally appointed BAE Systems to lead the overarching design and integration of the two ships, as well as continuing to lead the mission systems elements of the project. From a shipbuilding perspective, BAE Systems will design and build two of the four major blocks at both its facilities in Glasgow and in Barrow.

The MoD has approved a further £300m for the next phase (Demonstration Phase Contract) which will fund the Alliance for a further 18 months for continued design evolution and procurement of long-lead materials.

Looking forward

The future of Programmes is closely linked to the future requirements of the UK's armed forces as well as its ability to generate profitable export business.

For Air Systems the outlook is for reduced sizes of aircraft fleets, leading to increasing levels of weapons system upgrades, as customers seek to incorporate technological improvements into existing platforms. There is continued demand for training aircraft offering improved cost effectiveness and the ability to train operators for the latest combat aircraft. In the UK this need is being addressed by the advanced mission training capabilities of the Hawk Mk128. There is increased interest in the potential of UAVs.

In the naval domain, the CVF programme and the longer term Military Afloat Reach and Sustainability (MARS) programme to replace the RFA fleet with new ships by 2020 offer encouraging growth prospects. BAE Systems is a key participant in the UK government's Maritime Industrial Strategy review.

In the medium to longer term, growth prospects are dependent on anticipated higher activity, as UK development programmes move to production, and the potential for Hawk, Typhoon and naval ships exports.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards

Customer Solutions & Support



Delivering upgraded ex-Royal Navy Type 22 frigates for Romania.

The Customer Solutions & Support (CS&S) business group provides support solutions for current and future requirements. It addresses the trend within armed forces to work more closely with industry to optimise their military capability in the most effective manner. Key capabilities include the integration and delivery of effective supply chain and logistics management, spares, maintenance, repair and overhaul, capability upgrade, technical information services, facilities management and manpower services. CS&S is the prime contractor on the Al Yamamah programme.

During 2005, CS&S achieved EBITA[2] of £419m (2004 £497m) on sales[1] of £2,923m (2004 £2,856m), and generated an operating cash inflow[3] of £850m (2004 £1,102m).

As previously indicated, margins have been reduced within the Al Yamamah support operations as the programme embraces greater indigenous Saudi content in repair and overhaul work.

BAE Systems has a major presence in Saudi Arabia, as prime contractor for the UK's largest export contract. The contract includes the provision of aircraft and associated hardware, radar and communications support, manpower training and infrastructure for the Royal Saudi Air Force. The business group employs some 4,600 people in the Kingdom of Saudi Arabia, of whom more than half are Saudi nationals. Performance on the programme in Saudi Arabia remains on plan. The Company continues to develop a greater indigenous presence in Saudi Arabia and has made a number of investments in offset companies. The security of our employees is the highest of our priorities and a significant investment is being made in new residential facilities and increased security measures.

Customer Solutions & Support – Summary

Financial highlights

- Sales growth of 2% over 2004 (18% from non-Al Yamamah activity)
- EBITA[2] lower on reduced contribution from Al Yamamah support programme
- Cash flow benefits from programme debt reduction
- Order book growth

	2005	2004[5]
Sales[1]	**£2,923m**	£2,856m
EBITA[2]	**£419m**	£497m
Cash inflow[3]	**£850m**	£1,102m
Number of employees[1]	**14,300**	13,800
Order book[1]	**£5.0bn**	£4.6bn

Share of Group sales[4]


18%

Share of Group EBITA[2]


35%

Key points

- Delivery of Saudi strategy on track
  – Compound construction
  – Saudi joint venture company formed
  – Increasing employment of Saudi nationals
- Government to government Understanding Document signed on Saudi armed forces modernisation
- Delivery of UK partnered support growth strategy
- Improved performance from Australian business

Saudi Arabia

BAE Systems is providing a comprehensive defence package to Saudi Arabia under the long-running Al Yamamah contract and CS&S has played a key role in providing training for local people. The proportion of Saudi nationals now working on the contract has exceeded 50% – an important objective for the Saudi government.



In the UK, CS&S has continued the evolution of its successful partnering relationship with the UK Defence Logistics Organisation (DLO) during 2005. This relationship is underpinned by a partnering arrangement which is being refreshed to reflect the drive for through-life capability management as emphasised in the UK's Defence Industrial Strategy.

Key highlights in the air domain include securing major orders on VC10, Harrier, a major third-party support contract on E3D Sentry and Tornado.

A joint DLO/BAE Systems team gained MoD approval in November for the next phase of Tornado support to deliver increased availability and operational flexibility at much reduced cost. This ATTAC programme (Availability Transformation: Tornado Aircraft Contract) will integrate all non-engine Tornado support and upgrade activity into one incentivised arrangement.

In the Naval domain, BAE Systems secured the sale of three ex-Royal Navy frigates to Chile. This follows the successful reactivation and upgrade of the two Type 22 frigates for Romania completed on schedule in April 2005.

In addition, the naval joint ventures continue to perform strongly. BAE Systems has 50% interests in Fleet Support Limited and Flagship Training Limited. These support and services joint ventures form an integral part of the CS&S strategy. Flagship Training Limited, which manages the Royal Navy training establishments and markets their courses to overseas customers, has had another strong year. Fleet Support Limited also continued to perform well underpinned by the partnering agreement at the UK's Portsmouth naval base.

CS&S continues to develop a coherent information and logistics infrastructure in support of both new and in-service systems. Trilogi, a web-based documentation system jointly developed by BAE Systems and the DLO, has now been selected for more than 20 UK MoD programmes and the F-35 Joint Strike Fighter (JSF).

In July 2005, the MoD announced that Defence Logistic Solutions (DLS), in which BAE Systems was a partner, was unsuccessful in the bid for the Future Defence Supply Chain initiative.

BAE Systems' Australian business has made considerable progress in realising its strategy of becoming the Australian Defence Force's capability partner of choice in integrated military systems and support solutions. An important milestone is agreeing the wider industrial participation with Boeing on the Wedgetail programme and with Lockheed Martin on JSF.

Looking forward

CS&S will continue to work closely with the UK Defence Logistics Organisation to provide smarter, more integrated, support solutions on customer bases. Good progress is being made on the future support model for the UK Tornado aircraft. Opportunities for similar support arrangements exist on other UK platforms.

Looking forward, CS&S will continue to work to sustain a long-term presence in Saudi Arabia, delivering on our commitments on current support contracts and developing new business following the signing of the Understanding Document in December 2005, between the governments of the Kingdom of Saudi Arabia and the UK.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards

Integrated Systems & Partnerships

Integrated Systems & Partnerships is a portfolio of high-technology defence systems businesses comprising the wholly-owned Integrated System Technologies, Underwater Systems, and Atlas Elektronik, together with a 37.5% interest in the pan-European MBDA joint venture, a 20.5% interest in Saab of Sweden and a 50% interest in the Gripen International joint venture.

The Integrated Systems & Partnerships business group generated EBITA[2] of £109m (2004 £95m) on sales[1] of £1,834m (2004 £2,022m). There was an operating cash inflow[3] of £17m (2004 £59m).

A significant restructuring of the Company's portfolio of European defence systems business interests was accomplished in 2005.

The Eurosystems transaction, which was completed in April 2005, restructured the AMS joint venture with the UK based defence systems activities being retained by BAE Systems and with Finmeccanica retaining the Italian based activities.

As part of this transaction the electronic warfare systems and sensor systems activities of the former UK based avionics business group were sold to Finmeccanica.

The Eurosystems transaction realised a net cash inflow of £402m in 2005 with a further £268m receivable subject to a put option exercisable by BAE Systems in the three month period from the beginning of June 2007 and a call option by Finmeccanica at any time to August 2007.

The Group also reduced its equity interest in Saab from 34.2% to 20.5% generating cash of £125m. In a revision to the earlier joint marketing arrangements for the Gripen combat aircraft, Saab has now assumed responsibility for winning new export business.

Integrated System Technologies

The Integrated System Technologies (Insyte) business was formed in May 2005 from the UK based defence system's activities of the AMS joint venture and existing BAE Systems UK based C4ISR[6] activities.

Insyte projects include the full-scale engineering development of the Sampson multi-function radar. A revised timetable has been agreed to address maturity in the systems software, currently impacting the Principal Anti-Air Missile System for the Type 45 destroyer programme.

Insyte has been selected for two key UK transformational technology network enabled capability systems, the Falcon communications infrastructure programme and the Shaman communications electronic support measures system for the Royal Navy.

Insyte also secured the order for the Maritime Composite Training System (MCTS) working as the lead in the SEABRIDGE team, with partners Aerosystems International, EDS, Flagship Training, MDA and Serco. MCTS will provide the Royal Navy with a new shore-based warfare operator training capability that will meet the training needs of the Type 45 destroyer in 2007, and current in-service ships.

The creation of the Insyte business gives BAE Systems a new strength in the integration of high technology systems.

MBDA (37.5%)

2005 saw MBDA's sales increase by 6% to €3.2bn and EBITA[2] grow by 19%. This performance was driven by significant deliveries of the Storm Shadow and Scalp EG precision strike cruise missile to the French and UK customers in addition to first deliveries to the Italian air force. Significant deliveries of the Mica air-to-air missile to both the French air force and export customers also underpinned the sales performance together with the entry into service of the advanced air-launched anti-armour weapon system, Brimstone, to the Royal Air Force.

MBDA's order book of €12.6bn at 31 December 2005 benefited from the award of the design and development phase of the new Medium Extended range Air Defence System (MEADS), which is a mobile ground-to-air missile defence system to provide protection from future air and missile defence threats. MBDA's share of the MEADS order was €512m. Other orders

Integrated Systems & Partnerships – Summary

Financial highlights

- Financial results reflect portfolio restructuring in the year
- EBITA[2] improved by 15% over 2004
- Continued good cash flow

	2005	2004[5]
Sales[1]	**£1,834m**	£2,022m
EBITA[2]	**£109m**	£95m
Cash inflow[3]	**£17m**	£59m
Number of employees[1]	**12,000**	13,900
Order book[1]	**£5.9bn**	£7.0bn

Share of Group sales[4]


12%

Share of Group EBITA[2]


9%

Key points

- Continued restructuring of European business portfolio
  - Eurosystems transaction completed
  - Integrated System Technologies formed
  - Saab stake reduced to 20.5%
  - Atlas Elektronik sale agreed
- Revised Gripen International marketing arrangements with Saab

Maritime Composite Training System (MCTS)

BAE Systems has been awarded a contract to supply the Royal Navy with a new shore-based Warfare Operator Training capability to meet the needs of current in-service surface platforms and the Type 45 Ready for Training later this decade.



in the year included the French contract for the development and production of over 2,000 of the new Mistral RMV air defence missiles for the new FREMM multi-mission frigate programme for which MBDA is the primary combat system partner. Two important export orders, including from India, for the Exocet anti-ship weapon, were also achieved.

MBDA has made good progress on the multi-national Meteor and Aster-PAAMS programmes. Meteor met its key development milestones in the year culminating in flight trials of the missile on the Gripen and Rafale aircraft by the end of December. Key firings were also successfully completed of the Aster 30 missile, an integral part of the PAAMS air defence system for the Royal Navy's new Type 45 destroyers, while the new 180km-range Exocet Block 3 anti-ship weapon commenced qualification.

The acquisition of the German missile company, LFK, was agreed at the end of 2005 and the process to obtain regulatory approval is currently in progress.

Atlas Elektronik

Atlas Elektronik, the Bremen-based naval systems business, had a year of good progress with the completion of trials for the COSYS Malaysia system. Important progress has also been made towards completing the development of the DM2A4 heavyweight torpedo and in successfully concluding the NATO trials for the IMCMS mine countermeasures system for the Dutch and Belgian navies. Export orders for DM2A4 contributed to good order intake in the year.

On 30 December, an agreement was entered into for the disposal of Atlas Elektronik jointly to ThyssenKrupp and EADS for a cash consideration of approximately €145m. In addition, pension and related liabilities valued at 31 December 2005 of €96m will remain with Atlas following the sale. In 2005, Atlas Elektronik contributed sales of £216m and EBITA[2] of £10m.

Completion of the sale, which is conditional upon regulatory clearances, is expected to take place in the first half of 2006.

Underwater Systems

The main production order for Sting Ray Mod1, an autonomous electrically-propelled lightweight torpedo, is well underway. The first torpedoes will enter service in 2006. In April 2005, the Company secured an extension to the existing support arrangements for the Spearfish torpedo in a contract worth £58m over three years.

Securing a UK MoD agreement for the upgrade of the Spearfish heavyweight torpedo will be an important feature in determining the future shape of the business.

Saab (20.5%)

2005 has seen a number of important developments in the Saab business. In October, the company's participation in Neuron, a European Unmanned Combat Air Vehicle demonstrator project was effectively confirmed with the Swedish government announcement of its involvement in the programme.

In the same month, Saab signed a provisional contract to supply airborne surveillance systems to Pakistan, with a value of approximately SEK5.5bn (£400m). Important conditions do remain to be met before the contract becomes effective and order intake should be recognised in 2006.

Saab's financial performance for 2005 was affected by difficulties on a contract for the supply of tactical mission systems for 18 Swedish helicopters.

Gripen International (50%)

Gripen International has been responsible for the design and sale of the export variant of the Gripen new generation, multi-role combat aircraft. The aircraft has been ordered by South African, Hungarian and Czech Republic air forces. The first of the aircraft for South Africa flew in November, ahead of schedule. Deliveries of Gripen combat aircraft to the Czech Republic continued as part of a leasing arrangement, with final aircraft deliveries completed in August 2005. Hungary has also ordered 14 Gripen with deliveries commencing in 2006. Both these countries will be the first Gripen operators within NATO. The UK Empire Test Pilots' School is also operating Gripen as an advanced fast jet training platform for test pilots worldwide.

Looking forward

The Integrated Systems & Partnerships businesses are expected to face continued budget pressures in their principal domestic and export markets. The substantial order books and strong positions of the businesses in their respective market sectors are expected to sustain activity over the near term. With a number of development programmes maturing, the MBDA business is expected to progress to a higher proportion of production activity going forward.

Realignment of the business portfolio continues with the completion of the sale of Atlas Elektronik anticipated in the first half of 2006.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 as restated under International Financial Reporting Standards
6 Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance



A380 – the world's largest passenger airliner.

The Commercial Aerospace sector comprises the Company's 20% interest in Airbus together with the Aerostructures business and the regional aircraft asset management and support activities.

In 2005, Commercial Aerospace generated EBITA[2] of £179m (2004 £201m) on sales[1] of £3,232m (2004 £2,924m). Airbus contributed EBITA[2] of £273m (2004 £196m) on sales[1] of £3,002m (2004 £2,666m) after charging £227m of development costs (2004 £235m).

The Company's Regional Aircraft business has been impacted by poor lease rates in a weak regional aircraft market and by adjustments to residual value assumptions resulting from airlines operating in the US under Chapter 11 protection. Of the loss for the Regional Aircraft business of £95m in 2005, approximately half arose from airlines moving into Chapter 11.

Airbus generated a strong operating cash inflow[3] of £403m. Cash outflow[3] at Regional Aircraft was £73m.

Airbus

Airbus is the leading supplier of large commercial jets with 378 aircraft delivered in 2005. Airbus offers a comprehensive range of passenger aircraft from 100 seats to over 555 seats in the new A380 long-range airliner.

In addition to commercial jet airliners Airbus produces freighter aircraft and is developing the A400M military transport aircraft.

Good growth in the global market for large commercial jets above 100 seats has continued through 2005. Orders for more than 2,000 aircraft were placed during the year of which Airbus secured a net 1,055 representing 51% of the market. Growth was driven by a combination of factors. Passenger traffic has continued to recover as confidence returned following the terrorist activity in 2001. The market has also benefited from the rise in low-cost carriers, making air travel affordable and accessible to a wider population. Similarly strong growth is underway and expected to continue in certain regional markets, notably China, India and in the Middle East.

In a drive to maximise value from its large order book Airbus continues to reduce costs. A programme, targeting cost reductions across the Airbus business of approximately £1bn between 2003 and the end of 2006, is on track. Manufacturing and supply agreements are being implemented in growth markets, including China, to support growth and further reduce costs.

Commercial Aerospace – Summary

Financial highlights

- Sales growth of 11% over 2004 on 378 aircraft deliveries by Airbus
- EBITA[2] stated after loss of £95m from Regional Aircraft business
- EBITA[2] contribution from Airbus of £273m
- Cash outflow[3] from Regional Aircraft of £73m
- Airbus order book for 2,365 aircraft

	2005	2004[5]
Sales[1]	**£3,232m**	£2,924m
EBITA[2]	**£179m**	£201m
Cash inflow[3]	**£327m**	£226m
Number of employees[1]	**12,500**	12,600
Order book[1]	**£29.5bn**	£20.9bn

Share of Group sales[4]


21%

Share of Group EBITA[2]


15%

Key points

- Strong Airbus order intake
- First flight of A380 long-range airliner
- Airbus cost reduction programme on track
- Airbus new product development programmes underway
- Ongoing losses in Regional Aircraft
- Aerostructures disposal announced

Airbus

2005 was a record year for Airbus across the board surpassing previous numbers on deliveries, order intake and profitability. In terms of orders Airbus continued to outsell its competitors for the fifth consecutive year, whilst continuing to lead in terms of deliveries for the third year in a row.


A32

A number of major new product development programmes are presently underway at Airbus.

A380

When it enters service towards the end of 2006 the A380 will be the world's largest passenger airliner. Typically it will be configured with 555 seats on two full-length passenger decks. The first flight of the A380 took place in April 2005 with two further aircraft joining the flight development programme during the year.

A350

The A350 is the latest addition to the Airbus product range. This 250 seat all-new airliner programme was launched in October 2005 and the aircraft is expected to enter service in 2010. The A350 will make use of a number of technical innovations applied to the A380, such as new materials, to deliver significant enhancements to range and fuel consumption over comparable earlier generation aircraft.

A400M

The A400M is an advanced military transport designed with a load capacity of 37 tons and up to 120 personnel. 180 aircraft are being produced for seven participating nations. The first export contract was secured in 2005 with an order for eight aircraft from South Africa. The first flight of the A400M is planned for the end of 2007, with entry into service scheduled for 2009.

Aerostructures

Aerostructures is a supply chain management and assembly business. It has customer relationships with the major aircraft manufacturers providing airframe components and assemblies for commercial aircraft and business jets. Contracts include assemblies for Airbus commercial aircraft. The Aerostructures business produces the leading and trailing edges for the A380 wing as well as wing structures for the Boeing B777 and B767 and major structures for Raytheon's Hawker 800XP business jet. All product lines met customer requirements in 2005.

In August 2005, BAE Systems sold Precision Aerostructures, its US based aircraft component machining and fabrication facility.

In January 2006, the sale of the UK Aerostuctures business to Spirit AeroSystems Inc. was announced, for a cash consideration of £80m. Completion is expected to take place in the first half of 2006.

In 2005, Aerostructures contributed sales of £223m and EBITA[2] of £8m.

Regional Aircraft

In 2005, Asset Management, BAE Systems' commercial aircraft leasing team, successfully reached agreements securing over US$240m of income on over 100 aircraft from its Jet/Turboprop portfolio. These included lease deals with SN Brussels for 23 Regional Jets and Eurowings/Air Dolomiti for 11 BAe 146 aircraft. Additionally, the team successfully facilitated a number of airline credit restructurings, securing ongoing income on portfolio aircraft.

Regional Aircraft derives 80% of its support business from spares and logistics sales. An increasing proportion of this activity is provided under power by the hour contracts that now cover over 50% of the regional jet fleet.

Looking forward

The commercial aviation market continues to grow despite the financial fragility of many airlines, exacerbated by high oil prices.

Near-term prospects for Airbus remain good, with a strong order book. Airbus aircraft deliveries are expected to continue to increase, with growth from low cost carriers in the single-aisle market and as airline customers in Asia and the Far East equip with longer-range aircraft.

The regional aircraft market remains difficult and underlying losses in the support business will continue.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards

Financial review

Summary income statement – continuing operations

	Year to 31 December 2005 £m	Year to 31 December 2004[6] £m
Sales[1]	**15,411**	13,222
EBITA[2] – wholly owned	**809**	668
EBITA[2] – equity accounted investments	**373**	348
EBITA[2]	**1,182**	1,016
Amortisation	**(77)**	(13)
Impairment	**(45)**	(97)
Net finance costs[1]	**(215)**	(176)
Taxation expense[1]	**(262)**	(273)
Profit for the year	**583**	457
Basic earnings per share[3]	**18.3p**	14.2p
Underlying earnings[4] per share	**22.5p**	17.4p
Dividend per share	**10.3p**	9.5p

Business group summary

	2005					2004				
	Sales[1] £m	**EBITA[2] £m**	**Cash inflow/ (outflow)[5] £m**	**Number of employees[1]**	**Order book[1] £bn**	Sales[1] £m	EBITA[2] £m	Cash inflow/ (outflow)[5] £m	Number of employees[1]	Order book[1] £bn
Electronics, Intelligence & Support	**3,697**	**324**	**323**	**32,900**	**3.5**	3,063	256	190	30,000	3.1
Land & Armaments	**1,270**	**42**	**168**	**10,600**	**4.4**	482	(8)	60	4,800	2.2
Programmes	**2,819**	**133**	**285**	**16,200**	**12.3**	2,219	10	442	15,700	13.0
Customer Solutions & Support	**2,923**	**419**	**850**	**14,300**	**5.0**	2,856	497	1,102	13,800	4.6
Integrated Systems & Partnerships	**1,834**	**109**	**17**	**12,000**	**5.9**	2,022	95	59	13,900	7.0
Commercial Aerospace	**3,232**	**179**	**327**	**12,500**	**29.5**	2,924	201	226	12,600	20.9
HQ and other businesses	**69**	**(24)**	**(3)**	**1,600**	**0.1**	73	(35)	82	1,600	0.1
Less intra-group	**(433)**				**(0.9)**	(417)				(2.6)
	15,411	**1,182**	**1,967**	**100,100**	**59.8**	13,222	1,016	2,161	92,400	48.3
Discontinued businesses			**(30)**					(27)	5,100	1.8
	15,411	**1,182**	**1,937**	**100,100**	**59.8**	13,222	1,016	2,134	97,500	50.1

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] basic earnings per share in accordance with International Accounting Standard 33
[4] earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift in acquired inventories
[5] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[6] as restated under International Financial Reporting Standards

Results for the year – continuing operations

Sales[1] increased 17% from £13,222m to £15,411m. The growth reflects sales of £789m from the acquired United Defense business together with the benefit of 2004 acquisitions and increased deliveries across the majority of the Group. This was partially offset by the impact of the reduced Saab shareholding.

Return on sales for the Group was maintained at 7.7% (2004 7.7%).

EBITA[2] increased 16% from £1,016m to £1,182m.

EBITA[2] has been reduced by rationalisation provisions of £89m and is stated after United Defense acquisition accounting adjustments of £44m. Losses at Regional Aircraft amounted to £95m.

Underlying earnings[4] per share from continuing operations for 2005 increased by 29.3% to 22.5p compared with 2004.

Basic earnings per share in accordance with IAS 33 Earnings per Share, from continuing operations, increased by 28.9% to 18.3p (2004 14.2p).

The Group manages the performance of its businesses primarily on measures of operating cash flow and underlying earnings[4].

Operating business cash flow

	2005 £m	2004 £m
Cash flow from operating activities	**2,099**	2,350
Capital expenditure (net) and financial investment	**(250)**	(285)
Dividends received from equity accounted investments	**88**	69
Operating business cash flow	**1,937**	2,134

Cash inflow from operating activities was £2,099m (2004 £2,350m). A reconciliation of cash flow from operating activities to operating business cash flow is shown above.

Operating business cash flow was £1,937m (2004 £2,134m). Good conversion of EBITA[2] to operating cash flow was delivered across much of the Group together with the cash benefits of advance payments at Land & Armaments and programme debt reduction at Customer Solutions & Support.

Free cash flow, after interest, preference dividends and taxation, was £1,758m (2004 £1,924m).

The net cash outflow on acquisitions and disposals was £1,548m. In addition, net debt acquired on acquisition of subsidiary undertakings was £288m. During the year the Group completed the acquisition of 100% of the issued share capital of United Defense Industries, Inc. in the US, for a total consideration of £2,205m. In addition, the Group completed the Eurosystems disposal transaction resulting in a net cash inflow of £402m. The Eurosystems transaction comprised the sale of a majority holding in BAE Systems Avionics Limited and the whole of the UK communications business, and the dissolution of AMS, the 50/50 joint venture of BAE Systems and Finmeccanica.

Finance costs

Finance costs, including the Group's share of the finance costs of equity accounted investments, were £215m (2004 £176m). The underlying interest charge of £210m (2004 £200m) was increased by a net charge of £5m (2004 net gain £24m) arising from pension accounting, marked-to-market revaluations of financial instruments and foreign currency movements.

The net debt of the Group at 31 December 2005 was £1,277m, an increase of £326m from £951m at the start of the year, after adjusting for IAS 32 and IAS 39. Interest cover based on EBITA[2] decreased from 5.8 times to 5.5 times.

Taxation

The Group's effective tax rate for the year was 29% (2004 32%).

The tax rate in the 2006 financial year is expected to be in line with 2005.

Dividend

The Board is recommending a final dividend of 6.3p per share (2004 5.8p), bringing the total dividend for the year to 10.3p per share (2004 9.5p) an increase of 8.4%. The proposed dividend is covered 2.2 times by earnings[4] from continuing operations (2004 1.8 times).

Financial review continued

Critical Accounting Policies

The Group's significant accounting policies are outlined in note 1 to the Group accounts (page 84). Not all of these significant accounting policies require management to make difficult, subjective or complex judgements or estimates. The following is intended to provide an understanding of those policies that management considers critical because of the level of complexity, judgement or estimation involved in their application and their impact on the consolidated financial statements. These judgements involve assumptions or estimates in respect of future events, which can vary from what is anticipated. However, the directors believe that the consolidated financial statements reflect appropriate judgements and estimations and provide a true and fair view of our financial performance and position over the relevant period.

Retirement benefit plans

The Group accounts for post-retirement pension and healthcare plans in accordance with International Accounting Standard 19 Employee Benefits (IAS 19).

For defined benefit retirement plans, the cost of providing benefits is determined periodically by independent actuaries and charged to the income statement in the period in which those benefits are earned by the employees. Actuarial gains and losses are recognised in full in the period in which they occur and are recognised in the statement of recognised income and expense. Past service cost is recognised immediately to the extent the benefits are already vested, or otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and as reduced by the fair value of plan assets.

The main assumptions made in accounting for the Group's post-retirement plans relate to the expected return on investments within the Group's plans, the rate of increase in pensionable salaries, the rate of increase in the retail price index, the mortality rate of plan members and the discount rate applied in discounting liabilities. For each of these assumptions there is a range of possible values and, in consultation with our actuaries, management decides the point within that range that most appropriately reflects the Group's circumstances. Small changes in these assumptions can have a significant impact on the size of the deficit calculated under IAS 19.

The reported IAS 19 pension deficit, including healthcare plans, at 31 December 2005 is £4.1bn (2004 £3.2bn). Liabilities increased owing to reductions in the real discount rates from 5.3% to 4.8% in the UK and 5.9% to 5.8% in the US together with the impact of improved mortality rate assumptions. This increase was partially mitigated by better than expected returns on assets.

The Group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments using a consistent and reasonable method of allocation which represents, based on current circumstances, the directors' best estimate of the proportion of the deficit anticipated to be funded by these entities.

The Group's share of the IAS 19 pension deficit is now included on the balance sheet, whilst the Group's share of the IAS 19 pension deficit allocated to the equity accounted investments is included in equity accounted investments.

As explained in previous reports, the valuing of assets and liabilities at a point in time rather than matching expectations of assets and liabilities over time has no impact on short-term cash contributions to the pension plans. These funding requirements are derived from separate independent actuarial valuations. The Group is in consultation with the Trustees and employees as to ways of addressing the deficit, which will require additional cash contributions.

Summary

Group financial highlights

- Sales[1] growth 17%
- EBITA[2] growth 16%
- Good operating cash flow
- Underlying earnings[4] per share up 29.3% at 22.5p
- Dividend increased 8.4% to 10.3p per share for the year

	2005	2004[5]
Sales[1]	**£15,411m**	£13,222m
EBITA[2]	**£1,182m**	£1,016m
Cash inflow[3]	**£1,937m**	£2,134m
Number of employees[1]	**100,100**	97,500
Order book[1]	**£59.8bn**	£50.1bn

Group operational highlights

- Delivering US growth strategy
- Global land systems business established
- Programmes business profitability and risk profile improved
- Growth from UK MoD partnered support
- European business portfolio restructuring
- Strong Airbus order intake

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift in acquired inventories
[5] as restated under International Financial Reporting Standards

Additional details concerning the Group's retirement benefit plans are given in note 1 and note 22 of the notes to the Group accounts.

Contract revenue and profit recognition
The majority of the Group's defence activities are conducted under long-term contract arrangements and are accounted for in accordance with IAS 11 Construction Contracts.

Revenue is recognised on such contracts based on the achievement of performance milestones. No profit is recognised on contracts until the outcome of the contract can be reliably estimated. Profit is calculated by reference to reliable estimates of contract revenue and forecast costs after making suitable allowance for technical and other risks related to performance milestones yet to be achieved.

Owing to the complexity of many of the contracts undertaken by the Group the cost estimation process requires significant judgement and is based upon the knowledge and experience of the Group's engineers, project managers, finance and commercial professionals and using the Group's contract management processes. Factors that are considered in estimating the cost of work to be completed and ultimate profitability of the contract include the availability and productivity of labour, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, performance of subcontractors and availability and access to government furnished equipment.

Cost and revenue estimates and judgements are reviewed and updated at least quarterly and more frequently as determined by events or circumstances.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. Contract costs comprise directly attributable costs including an allocation of direct overheads. Indirect overheads are only regarded as contract costs when their recovery is explicitly allowed for under the terms of the contract. Indirect costs are otherwise treated as a period cost and are expensed as incurred.

Material changes in one or more of these estimates, whilst not anticipated, would affect the profitability of individual contracts.

Where goods are supplied under arrangements not considered to represent construction contracts, sales are recognised when the significant risks and rewards of ownership have been transferred and the related revenue and costs can be measured reliably.

Where services are rendered, sales are recognised when the stage of completion of the services and the related revenue and costs can be measured reliably.

Additional details concerning the Group's revenue recognition policy are in note 1 of the notes to the Group accounts.

Regional aircraft valuations
The Group holds a number of regional aircraft on its balance sheet. These aircraft are leased to airline operators. In addition, the Group has provided residual value guarantees (RVGs) in respect of certain regional aircraft sold.

Values of regional aircraft are impacted by a wide range of factors including the financial strength of regional aircraft operators, market demands for regional aircraft and the impact of economic factors on aircraft operating costs.

The aircraft held on balance sheet are subject to regular impairment testing comparing their carrying value with estimates of the future net rental inflows. To the extent that rental income is not contracted, estimates of future income levels are made.

Provisions related to the RVGs are measured as the difference between amounts payable to customers and the estimated fair value of the aircraft. The fair value of these aircraft is determined through independent appraisal valuations using specific data such as aircraft model, age and condition, and the market conditions for specific aircraft and similar models. These valuations inherently require a number of judgements and assumptions to be made.

Reductions in the valuations of these aircraft could result in impairment charges against the on-balance sheet aircraft or additional provisions against the guarantees given.

The Group holds insurance cover through the Financial Risk Insurance Programme (FRIP) contracted for in 1998 that makes good shortfalls in actual income against estimated future income used for the valuation of the majority of the on-balance sheet aircraft and a significant number of the aircraft where residual value guarantees have been granted. The value of this cover to the Group takes account of the actual net income generated by these aircraft, over a significant period of time. Accordingly, the Group is required to make estimates of the future net income for these aircraft to assess the value of this cover.

At the end of 2005 the anticipated income from the FRIP was £309m on a net present value basis. This may increase further if outstanding residual value guarantees are exercised by the airlines and if there are further reductions in market lease rates.

The assumptions and judgements used to determine the values of these aircraft and any related impairment charges, adjustments to provision levels and the assessed value of the FRIP cover reflect the best estimate of the current circumstances.

The Group has granted residual value guarantees in respect of aircraft sold of which £460m remains outstanding. After taking account of the FRIP and independent appraisal valuations it is considered that the Group's net exposure to these guarantees is covered by the provisions held, on a net present value basis, and the residual values of the related aircraft.

Additional details concerning the Group's aircraft financing contingent liabilities are given in note 24 of the notes to the Group accounts.

Intangible assets

In accordance with IFRS 3 Business Combinations (IFRS 3) goodwill arising on acquisition of subsidiaries is capitalised and included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in equity accounted investments. IFRS 3 also requires the identification of other acquired intangible assets. The techniques used to value these intangible assets are in line with internationally used models but do require the use of estimates which may differ from actual outcomes. Future results are impacted by the amortisation period adopted for these items and, potentially, any differences between estimated and actual circumstances related to individual intangible assets.

Goodwill is not amortised but is tested annually for impairment and carried at cost less accumulated impairment losses. The impairment review calculations require the use of estimates related to the future profitability and cash generating ability of the acquired business.

Additional details concerning the Group's treatment of intangible assets and impairment reviews are given in note 1 of the notes to the Group accounts.

Capital structure

The Group funds its operations through a mixture of shareholders' funds and borrowing facilities, including bank and capital market borrowings. All the Group's material borrowings are arranged by the central treasury function and funds raised are lent onward to operating subsidiaries as required. The Group's objective is to ensure the continuity of competitively priced funding through borrowing from a range of markets and at varied maturities.

Details of the Group's debt are included in note 20 to the Group accounts. During 2005, £114m of long-term debt was repaid relating to the European Investment Bank loan, GKN loan and the Class B & G certificates. Apart from the bonds issued to finance the United Defense acquisition, which are detailed below, and a small aircraft financing of $63m no new long or medium-term debt was raised. It remains the Group's intention to ensure the business is funded conservatively and to be proactive in accessing the bank and capital markets in achieving this aim.

United Defense funding

The Group funded the acquisition of United Defense by utilising existing cash resources, raising a net £354m via a placement of equity and by additional borrowings. In July 2005 the Group raised $1.75bn by issuing $500m of floating rate notes due 2008, $500m 4.75% notes due 2010 and $750m 5.2% notes due 2015. The proceeds were used to repay drawings on the $3bn acquisition facility dated 11 April 2005 which were used to finance the United Defense acquisition. The Group subsequently swapped the coupons due on the $500m notes due 2010 into a floating interest cost linked to US LIBOR.

Interest rates

The objective of interest rate risk management is to reduce the exposure to interest rate fluctuations on borrowings and deposits. This is achieved through varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon by utilising derivative instruments, mainly interest rate swaps. The Group's current interest rate management policy is that a minimum of 25% and a maximum of 75% of debt is maintained at fixed interest rates. At 31 December 2005, the Group had 70% of fixed rate debt and 30% of floating rate debt based on a gross debt of £4.4bn which now includes the additional debt brought on balance sheet as a result of the introduction of IFRS. The Group's gross debt, after the impact of foreign currency swaps, was 58% denominated in sterling and 42% denominated in US dollars.

The floating rate debt has been predominantly achieved by entering into interest rate swaps which swap the fixed rate US dollar interest payable on debt into either floating rate sterling or US dollars. At the end of 2005, the Group had a total of $1.7bn of this type of swap outstanding with an average duration of 4.5 years. In respect of the fixed rate debt the weighted average period in respect of which interest is fixed was 6 years.

Given the level of short-term interest rates during the year, the average cost of the floating rate debt was 5.3% (5% on US dollars and 6.1% on sterling); the cost of the fixed rate debt was 6.8%. A 1% change in short-term rates applied to the year end fixed/floating mix and level of borrowings, would vary the interest cost to the Group by £13m.

In respect of cash deposits, given the fluctuation in the Group's working capital requirements, cash is generally invested for short-term periods based at floating interest rates.

Foreign exchange risk

The global nature of the Group's business means it is exposed to volatility in currency exchange rates in respect of foreign currency denominated transactions, the translation of net assets and the translation of income statements of foreign subsidiaries and equity accounted investments. The Group is exposed to a number of foreign currencies, the most significant being the US dollar.

In order to protect itself against currency fluctuations, the Group's policy is to hedge all material firm transactional exposures as well as to manage anticipated economic cash flow exposures over the medium term. The Group aims to apply hedge accounting treatment for all derivatives that hedge material foreign currency exposures.

The Group does not hedge the translation effect of exchange rate movements on the income statement or balance sheet of overseas subsidiaries and equity accounted investments it regards as long-term investments. Hedges are, however, undertaken in respect of investments that are not considered long-term or core to the Group.

Exchange rates

The principal exchange rates impacting the Group are as follows:

	2005	2004
£/€ – average	**1.462**	1.474
£/$ – average	**1.819**	1.832
£/€ – year end	**1.455**	1.417
£/$ – year end	**1.718**	1.932

Liquidity

At 31 December 2005 the Group had gross borrowings of £4.4bn (2004 £3.1bn). The increase in level of gross borrowings in the year was predominantly as a result of the $1.75bn of external funding required partially to finance the United Defense acquisition and the inclusion of the preference share debt component of £240m within borrowings in accordance with IAS 32 Financial Instruments: Disclosure and Presentation.

In addition to its gross borrowings the Group has a committed revolving credit facility (RCF) of £1.5bn, which is syndicated amongst the Group's core relationship banks, that is available to meet any general corporate funding requirement and support the commercial paper programme. The RCF was renewed during the year for five years with the ability for the Group to request two additional one year extensions prior to the first and second anniversaries of the facility. In January 2006, the banks in the facility agreed to the first one year extension and as a result the facility will now expire in 2011. The RCF remained undrawn throughout the year.

The Group had cash and current asset investments of £3,215m (2004 £2,414m) and cash on customers' account of £53m (2004 £18m) giving net debt of £1,277m (2004 net debt of £668m). Generally, excluding the impact of acquisition financing, the net debt of the Group is driven by operational performance, the level of receipts on the major contracts and the performance of the equity accounted investments. Historically, the net debt of the Group is usually at its lowest position at the half and full year.

Credit risk

The Group is exposed to credit risk on its cash and cash equivalents to the extent of non-performance by its counterparties in respect of financial instruments. However, the Group has policies in place to ensure credit risk is limited by placing concentration limits. BAE Systems has a credit limit system to manage actively its exposure to treasury counterparties. The system assigns a maximum exposure based on the counterparty's FT composite rating; the limits are regularly monitored and updated.

Price risk

The cash and cash equivalents of the Group are invested in non-speculative financial instruments which are usually highly liquid such as overnight deposits and money market funds. The Group therefore believes it has negligible exposure towards price risk.

Insurance

The Group operates a policy of partial self-insurance, with a majority of cover placed in the external market. The Group continues to monitor its insurance arrangements to ensure the quality and adequacy of cover.

Movement in net debt

	2005 £m	2004 £m
Opening net debt	**(668)**	(1,806)
Adoption of IAS 32 and IAS 39	**(283)**	–
	(951)	(1,806)
Operating business cash flow	**1,937**	2,134
Interest and preference dividends	**(152)**	(179)
Taxation	**(27)**	(31)
Free cash flow	**1,758**	1,924
Equity dividends paid	**(315)**	(281)
Acquisitions and disposals	**(1,836)**	(630)
Other non-cash movements	**(52)**	9
Proceeds from equity share issues	**373**	–
Foreign exchange	**(219)**	129
Movement in cash on customers' account*	**(35)**	(13)
Closing net debt as defined by the Group	**(1,277)**	(668)
Analysed as:		
Other investments – current	**634**	763
Cash and cash equivalents	**2,581**	1,651
Loans – non-current	**(3,534)**	(2,113)
Loans – current	**(815)**	(950)
Overdrafts – current	**(90)**	(1)
Loans and overdrafts – current	**(905)**	(951)
Cash on customers' account* (included within payables)	**(53)**	(18)
Closing net debt as defined by the Group	**(1,277)**	(668)

*cash on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to company performance

Underlying earnings per share from continuing operations

(pence per share)


24
18
12
6
0
2002[1]
2003[1]
2004[2]
2005[2]

Dividend per share

(pence per share)


12
9
6
3
0
2002
2003
2004
2005

[1] under UK GAAP basic earnings per share excluding goodwill amortisation and impairment and exceptional items

[2] under IFRS basic earnings per share excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift in acquired inventories

Corporate responsibility

BAE Systems recognises its responsibilities to the people it employs, its customers and suppliers, its shareholders, the wider community and to the environment.

Highlights of our progress and performance across all areas of our social, ethical and environmental responsibilities during 2005 are detailed below. Further information and supporting data can be found in our Corporate Responsibility Report or on our website, www.baesystems.com.

Management of corporate responsibility



Corporate Responsibility Committee
Board
Remuneration Committee
Chief Executive
Audit Committee
Group Legal Director
Group HR Director
Business Unit/Sector
Group Audit Review Board
Internal Audit
External Audit
Corporate Responsibility team
Strategy and review
Delivery & performance
Assurance

Corporate responsibility (CR) in BAE Systems is about good business practice and continual improvement. We recognise our wide-ranging responsibilities and our CR framework has been developed around key stakeholder interest and feedback, potential risk to our business and the extension, review and improvement of existing practices.

Governance of CR

The board of directors has overall responsibility for governance of CR matters within the Company. Specific responsibility has been assigned to the recently formed Corporate Responsibility Committee. All members of this committee are non-executive directors and comprise Peter Weinberg, Professor Sue Birley, Phil Carroll and Michael Portillo. The committee is responsible for reviewing and monitoring the processes the Company uses to manage social, environmental and ethical risk, as well as assisting the Board in the development of strategy and policy in this area.

The committee is supported by the Group Legal Director, Audit Director, Group HR Director and Director of Corporate Responsibility.

The committee met for the first time in 2005 and has agreed several long-term strategic objectives to ensure CR contributes to the sustainability of the Company's performance through ensuring continual improvement of application, communication and evolution of non-financial processes. Further information on these objectives can be found in our full Corporate Responsibility Report.

Performance

In 2005 BAE Systems maintained its leading position in both the Dow Jones Sustainability World Index and the pan European Dow Jones STOXX Sustainability Index. Our total score increased from 68% to 81%, a clear indication of our improved performance in the area of corporate responsibility and sustainability.

The score reflects improvements across the three areas of social, economic and environment but the results also highlighted a need to continue to increase transparency on how we manage certain business issues. We are committed to addressing this.

Key issues for our business

It is important that our CR reporting addresses issues that are material to our business and reflect stakeholder concerns. In 2005 we commissioned PricewaterhouseCoopers to provide an independent view of the issues relevant to our CR reporting and an understanding of our CR stakeholders and their key concerns. We will use the findings from this work to focus our CR reporting and drive stakeholder engagement during 2006.

The key areas our stakeholders consider material to our business are anti-bribery and corruption practices, health and safety, government relations and political influence and product responsibility. Additional information on these and other key issues is available in our full Corporate Responsibility Report available online: www.baesystems.com.

Licence to operate/Export control

BAE Systems operates within a tightly regulated environment and is subject to legislation governing defence exports. In the UK we are subject to the UK Export Control Act. This gives the UK government powers over tangible and intangible (e.g. electronic or digital) transfers of military and other sensitive technology, and over defence trade between third parties. It also provides for transparency and accountability. In the US we are subject to regulatory controls which include the Arms Export Control Act, the Export Administration Act, Treasury embargoes and US Customs' regulations.

We have our own internal controls to ensure that we comply with these regulations. Michael Lester, our Group Legal Director, is the board member responsible for ensuring our compliance with export controls and the UK government's Code of Practice.

Ethics

BAE Systems is committed to meeting the highest ethical standards in our dealings with others. The nature of our business means it is particularly important that we have strong values and an awareness of public concerns. We are confident that we meet the highest ethical standards in our dealings with others and have the processes in place to ensure our employees comply with the law in all the countries where we operate. We also recognise the importance of demonstrating this to our stakeholders. This year we have published an external statement on our ethical business principles and practices. A copy of the statement can be found in our full Corporate Responsibility Report.

We do not tolerate unethical or illegal conduct. The consequences of such conduct may be far reaching and severe not only for the Company and its employees, but also for other stakeholders. For example, we, and our employees, may be subject to criminal sanction, our reputation may be tarnished and we may suffer a loss of business. Such conduct is also morally wrong.

Our ethical principles are:

Accountability
We are personally answerable for our conduct and actions

Honesty
There is no substitute for the truth

Integrity
We say what we will do; we do what we say

Openness
When questions are asked, we will be frank and straightforward in our answers

Respect
We value and treat each individual with dignity and thoughtfulness

The intent of our policies is to establish compliance with the law in the countries where we operate as a minimum and to aim for higher standards where possible.

In 2005, BAE Systems in the US participated in the Ethics Environment Survey run by the US Defense Industry Initiative on Ethics and Business Conduct (DII) with other major US defence companies to assess the effectiveness of our collective ethics programmes. The survey was carried out by the Ethics Resource Centre (ERC), an independent non-profit organisation. Over 25,000 employees from 14 companies (including 1,820 from BAE Systems) took part. BAE Systems scored among the top three companies in all seven categories addressing the effectiveness of ethics programmes. Our scores for individual questions all exceeded the average score for DII companies.

A survey of our UK employees carried out in May 2005 indicated that whilst more than 96% of our employees confirmed they would take action in the event of suspecting unethical conduct or practice, less than 30% were familiar with the specific requirements of our ethics policies. This was considered to be an unacceptable result and the employees' guides to ethical conduct have been re-launched.

The re-launch was supported by a promotional campaign to help highlight the confidential and independent ethics helpline and in the US the 2005 ethics video ("ethical leadership: let's talk") featured our senior leadership discussing the personal significance of our ethics principles.

Additionally, we will develop, pilot and roll out on-line ethics training, which is already mandatory in our US business, to all UK employees during 2006.

Health and safety

The health and safety of our employees and the communities around our facilities is very important. During 2005, a tragic incident at our Chorley site in the UK resulted in the death of one of our employees. No fatality or serious injury is acceptable to us and we continue to work with the authorities to understand and address the causes of the incident at Chorley.

Throughout 2005, our Chief Executive, Mike Turner, and his management team have repeatedly emphasised the importance of a safe work place for all who work on our sites. In April 2005, Mike Turner met with the Director General of the UK Health & Safety Executive, Timothy Walker, to reaffirm the mutual commitment of both organisations to working in partnership to improve standards of safety performance.

Total injuries to all employees
(including contractors)


10,000
7,500
5,000
2,500
0
2002
2003
2004
2005
Total injuries
Injuries per 100,000 employees

Overall, our performance in 2005 shows that we have reduced the number of people being injured or exposed to environmental risk or occupational hazards.

In December 2004, the Executive Committee signed off the safety, health and environment (SHE) policy statement and the framework for its deployment. Senior executives across our Company were then made responsible for ensuring its implementation and deployment.

To ensure the policy and the framework were implemented, Internal Audit carried out a series of audits to ensure that the principles of the framework were fully implemented across our businesses.

This year senior executives of each of our business groups have agreed to a consistent approach to reporting and setting of health and safety targets. This does not mean the same targets across the business; targets will be set according to business risk. Health and safety performance improvement targets were also included in the personal objectives of our Chief Executive in 2005. This not only demonstrates the commitment at the top of the Company but also down to each business to deliver this improvement.

2005 saw the Environment, Safety & Health Council for our US operations raised in status to provide the visibility and priority for environmental, safety and health issues. In the UK, the Trade Union Communication and Information Forum was established to maximise the benefit of the positive relationship with the health and safety representatives in driving health and safety performance.

SHE performance is now regularly reviewed at all levels of the business including the Executive Committee and the Board.

Joint statement from UK Health & Safety Executive (HSE) and BAE Systems

BAE Systems and the HSE have now completed one year of a three-year partnership to address specific safety issues in the manufacturing sector. The initiative was launched as part of the HSE's commitment to Revitalising Health & Safety and followed on from a previous partnership between the two organisations. The Company and experts from the HSE are working together to develop and deploy standards of best practice in five key areas of safety risk (contractor management, hand-arm vibration syndrome, working at heights, confined space working, and slips, trips and falls). Employee involvement is being delivered in partnership with trade union safety representatives at BAE Systems' UK sites.

Both organisations recognise the benefit the partnership is bringing in progressing safety standards in Great Britain.

BAE Systems is committed to achieving high performance standards for safety throughout the organisation. We are pleased to have this opportunity to work with the Health & Safety Executive on driving improvements in safety, not only in our own business but to establish standards of good practice which can be used across other sectors. We believe the partnership has many benefits both in access to expertise of the HSE and in improvements we've made to our own standards and processes. We look forward to continuing a positive and productive relationship over the next two years.

HSE welcomes the commitment of BAE Systems to meeting the challenges of the Revitalising Health & Safety agenda. HSE, through the joint initiative, is committed to the development of an effective professional relationship across the manufacturing units. HSE is committed to assisting BAE Systems meet the challenges by establishing productive partnerships at all levels of the Company and sharing expertise to reduce injuries and ill-health.

HSE recognises the positive approach and good offices of the Company, and the significant progress with the initiative. We want to build on this to realise our common goal of a safe and healthy work place.

Mike Turner
Chief executive, BAE Systems

Timothy Walker
Director general, Health & Safety Executive

Education

The BAE Systems education programme in the UK encourages 10 to 13 year olds to consider a career in engineering. Over 17,000 students were reached in 2005, when BAE Systems launched a new Schools Roadshow. The Roadshow features a play about developing and building a vehicle which can fly, float and work on land. Post show evaluation demonstrated that the programme had a big impact, with over 70% of boys and 40% of girls saying they would now consider a career in engineering.

BAE Systems has supported a similar programme in the US for the last 13 years. For Inspiration and Recognition of Science and Technology (FIRST) aspires to transform culture, making science, maths, engineering and technology appeal to children.



Workplace
BAE Systems is committed to equality of opportunity for all employees and creating a workplace where everyone is treated with respect.

Diversity supports our objective to maintain competitive advantage by attracting and retaining a disproportionate share of the world's most talented people. Our full Corporate Responsibility Report sets out the Group's objectives in this area and provides updates on progress against them.

This year we have revised and rolled out our Respect at Work policy and guidance to all employees in our UK businesses. We have also become a member of Where Women Want to Work, an online community for working women, in order to help us attract more women into our industry.

BAE Systems invests in the training and development of its people from apprentice school leavers through graduates to our most experienced functional professionals and managers. Employees worldwide have access to over 350 online courses and all our major sites feature Learning Resource Centres for those without access to a computer. In 2005 we continued to develop effective leadership capability and embed a high performance culture through the successful roll out of Performance Centred Leadership (PCL) development system across the wider leadership population (approximately 5,200).

In 2005 a key challenge for our US operations was the successful integration of nearly 8,000 employees through the acquisition of United Defense. This involves progressive alignment of people policies, employee communications and establishing common practices.

Customer relations
Maintaining good relationships with our customers is key to our business. It is important that we understand our customers' needs and give them the opportunity to review our performance. Customer Perception Survey (US market) and Customer Voice (rest of the world) are the strategic dialogue and change processes we have in place to ensure our relationships with customers are strong, helping to maintain a real competitive edge and delivering tangible business benefits.

The Company is commited to resolving issues in order to focus on improving our relationships with customers including the UK MoD and US DoD. Concrete results have already been seen from these actions. As an example, a previously low scoring customer placed an order of £11m after a series of top level relationship building meetings. Both processes continue to deliver enhanced relationships and improved goodwill for BAE Systems.

Environment
We have a responsibility to manage our impact on the environment, be it as a direct result of our manufacturing operations, waste from our offices or the products we produce. All of our major manufacturing sites have now achieved accreditation to the international environmental management standard ISO 14001 and we continue to deliver improvements in relation to energy use, waste and water consumption.

BAE Systems CO_2 emissions
(million tonnes)


0.60
0.45
0.30
0.15
0.00
2002
2003
2004
2005
Tonnes
Million tonnes/£1bn turnover

Community
BAE Systems takes an active role in community and education activities, supporting charities and working directly with those communities close to our facilities worldwide. In 2005, our total community investment was £10.5m.

This figure includes cash and in-kind donations to charity as well as our direct support for education. Charity Challenge, our company-wide fundraising and volunteering programme, raised £2.7m from employee fundraising and provided over 4,200 volunteer days for charities worldwide.

We are committed to the professional measurement of our contributions and the impact they have. In 2005 we became a member of the London Benchmarking Group (LBG), which comprises some 100 leading UK-based companies committed to rigorous evaluation of community programmes. We used the LBG's agreed methodology to evaluate our annual community contribution globally.

Participation in LBG provides us with a number of key indicators in relation to the performance of our community investment programme. A detailed breakdown of our giving in line with the LBG indicators can be found in our annual Corporate Responsibility Report or on our website.

2006 CR objectives
We regularly review and update our CR programmes to ensure we make progress. We set yearly objectives, details of which can be found in our full Corporate Responsibility Report, at both a strategic and operational level. The specific CR objectives agreed for our Chief Executive and his leadership team in 2006 are to:

- resolve 75% of employee grievances in the UK at local level;
- reflect gender diversity on leading university courses in choice of graduate trainees through a focused recruitment plan;
- exceed safety performance commitments made to the UK Health and Safety Executive;
- meet SHE targets;
- meet standards defined through our internal assurance process; and
- develop, pilot and roll out online ethics training to all employees in the UK and Australia.

1 2 3 4 5 6 7



Chairman

1. Dick Olver[3,4]
Appointed Chairman on 1 July 2004. A civil engineer, Dick Olver joined BP in 1973 where he held a variety of senior positions culminating in his appointment to the board of BP p.l.c. as CEO of Exploration and Production in 1998. He was subsequently appointed deputy group chief executive of BP in 2003, stepping down from that position when he assumed the chairmanship of BAE Systems. Dick Olver chairs the Board's Nominations Committee and the Non-Executive Directors' Fees Committee. He is a non-executive director of Reuters Group plc and deputy chairman of TNK-BP and a Fellow of the Royal Academy of Engineering.

Appointed: 2004 Age: 59

Executive directors

2. Mike Turner CBE[4]**, Chief Executive**
Appointed Chief Executive in 2002, having been a Chief Operating Officer since 1999. He is a member of the shareholder committee of Airbus SAS having formerly been a member of the Airbus Industrie GIE Supervisory Board. He is a non-executive director of The Peninsular and Oriental Steam Navigation Company (P&O) and a former non-executive director of Babcock International Group Plc.

Appointed: 1994 Age: 57

3. Chris Geoghegan, Chief Operating Officer
Appointed to the Board in 2002 as a Chief Operating Officer. He was formerly responsible for the Group's Airbus operations and, in 2000, was appointed Group Managing Director of the Avionics business. He is President of the Society of British Aerospace Companies.

Appointed: 2002 Age: 51

4. Michael Lester[4]**, Group Legal Director**
Appointed a member of the Board following the BAe/MES merger. Prior to the merger he was a director and vice chairman of The General Electric Company, p.l.c. (GEC). He is a non-executive director of Premier Farnell plc.

Appointed: 1999 Age: 65

5. Steve Mogford, Chief Operating Officer
Appointed to the Board in 2000 as a Chief Operating Officer, he has held a number of senior positions within the Group including responsibility for the Group's military aircraft operations. He is chairman of the Eurofighter Supervisory Board.

Appointed: 2000 Age: 49

6. Mark Ronald CBE[4]**, Chief Operating Officer**
Appointed to the Board in 2002 as a Chief Operating Officer. Formerly head of GEC's North American defence business, in 1999 he was appointed President and CEO of BAE Systems North America (now BAE Systems, Inc.). He is a member of the board of governors of the Electronic Industries Association and the board and executive committee of the Aerospace Industries Association.

Appointed: 2002 Age: 64

7. George Rose, Group Finance Director
Appointed Group Finance Director in 1998, he is a member of the shareholder committee of Airbus SAS. Prior to joining the Company in 1992, he held senior positions in the Rover Group and Leyland DAF. He is a non-executive director of Saab AB and National Grid Transco plc, and a member of the Financial Reporting Review Panel.

Appointed: 1998 Age: 53

8 9 10 11 12 13 14 15



Non-executive directors

8. Professor Sue Birley[2,5]
Formerly Professor of Entrepreneurship at Imperial College, University of London, and has held a number of academic posts at INSEAD, London Business School and Cranfield Institute of Technology. She was formerly a non-executive director of National Westminster Bank plc. Professor Birley chairs the Board's Remuneration Committee.

Appointed: 2000 Age: 62

9. Phil Carroll[2,3]
Appointed to the Board in 2005, Phil Carroll is a former chairman and chief executive of Fluor Corporation and a former president and chief executive of Shell Oil Company Inc. He was appointed by the US Department of Defense in 2003 to serve as the first Senior Adviser to the Iraqi Ministry of Oil. He is a former non-executive director of Scottish Power plc.

Appointed: 2005 Age: 68

10. Dr Ulrich Cartellieri[1]
Ulrich Cartellieri served as a member of the Managing and subsequently the Supervisory Board of Deutsche Bank AG for over 20 years until 2004. Until recently he was also a member of the International Advisory Committee of the Federal Reserve Bank of New York and is currently a director of Robert Bosch GmbH. He is a former chairman of Karstadt AG and a former deputy chairman of Siemens AG.

Appointed: 1999 Age: 68

11. Michael Hartnall[1]
Formerly finance director of Rexam plc, prior to which he held senior positions with a number of manufacturing companies. He is also a non-executive director of Lonmin plc and a former non-executive director of Elementis plc. Michael Hartnall chairs the Board's Audit Committee. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed: 2003 Age: 63

12. Sir Peter Mason KBE[1,3]
Chief Executive of AMEC plc. Prior to joining AMEC plc in 1996, he served as an executive director of BICC plc, chairman and chief executive of Balfour Beatty Limited and chief executive of Norwest Holst Group PLC. Sir Peter Mason has been nominated the Board's Senior Independent Director.

Appointed: 2003 Age: 59

13. Rt Hon Michael Portillo[1,2]
A cabinet minister in the 1990s, Michael Portillo was successively Chief Secretary to the Treasury, Secretary of State for Employment, and Secretary of State for Defence. He entered Parliament in 1984 and was admitted to the Privy Council in 1992, stepping down as a Member of Parliament in 2005 to pursue a career in broadcasting and the media.

Appointed: 2002 Age: 52

14. Roberto Quarta[1,5]
Appointed to the Board in 2005, Roberto Quarta is chairman (and was formerly chief executive) of BBA Group plc and, as a partner of the private equity firm Clayton, Dubilier & Rice, also serves as chairman of Rexel SA and Italtel. He was previously an executive director of BTR plc and a non-executive director of PowerGen plc and Equant NV.

Appointed: 2005 Age: 56

15. Peter Weinberg[2,5]
Appointed to the Board in 2005, Peter Weinberg was previously chief executive officer of Goldman Sachs International and co-head of the Partnership Committee, and prior to that was co-head of the Global Investment Banking Division. He joined Goldman Sachs in 1988 and became a partner in 1992. Peter Weinberg chairs the Board's Corporate Responsibility Committee.

Appointed: 2005 Age: 48

Each of the eight non-executive directors listed above is considered to be independent for the purposes of the Combined Code on Corporate Governance.

Company Secretary

David Parkes

[1] member of the Audit Committee
[2] member of the Corporate Responsibility Committee
[3] member of the Nominations Committee
[4] member of the Non-Executive Directors' Fees Committee
[5] member of the Remuneration Committee

Corporate governance

As required by the UK's Combined Code on Corporate Governance (the 'Combined Code') all companies that have a stock market listing in the UK are required to make disclosures in relation to the Combined Code. In addition, companies are required to report on the remuneration of their directors in accordance with both the provisions of the Combined Code and UK company law.



Dick Olver
Chairman

The following sections of this report deal with these corporate governance requirements:

- **Applying the Principles in the Combined Code**
- ***Compliance with the Provisions in the Combined Code***
- **Audit Committee report**
- **Nominations Committee report**
- **Corporate Responsibility Committee report**
- **Remuneration Committee report**
- **Non-Executive Directors' Fees Committee report**
- **Directors' remuneration report**

Applying the principles in the Combined Code – a discussion with the Chairman

Q The first principle in the Combined Code concerns the need for an effective board. How does the BAE Systems board apply this principle?

A The Board is ultimately responsible for the good management of the Company and the directors accept that we are collectively responsible for its success. However, BAE Systems is a large and complex company and we need to have a clear view as to how we can effectively discharge our duties as a Board. This largely comes down to how we set the framework for the running of the Company and how we look to exercise control despite the inevitable need to delegate decision making. It is a difficult balance, and there will always be a tension between the need for robust centralised controls and desire to have a fleet footed entrepreneurial business. I believe that focusing on what really matters and understanding the distinct roles of the Board and the executive management team is the key to a Board's effectiveness.

To assist us in the job we do, the Board has recently agreed a Board Charter detailing a number of governance principles. These cover strategy, standards and values, oversight and controls, performance and people. Within the Charter there is also a clear statement of my principal duties as Chairman, those of the Chief Executive and the Senior Independent Director. It also includes a comprehensive schedule of what the Board has agreed are the matters reserved for its decision and therefore are not to be delegated to management. A copy of the Board Charter can be found on the Company's website at www.baesystems.com or can be obtained from the Company Secretary.

The Board Charter and our more detailed Board Procedures Manual are focused on the operations of the Board. Matters concerning the wider management of the Company – our values, our expectations in terms of employee behaviour and key internal control processes – can be found in the Operational Framework. This document has been developed over a number of years and is reviewed by the Board on an annual basis.

Q The Combined Code principles also deal with the role of the board chairman. Can you explain how you see your role?

A My job is to lead the Board and make sure that it is doing its job effectively. An important part of this is setting the agenda for each meeting, facilitating discussion on matters and, where necessary, helping to reach agreement on particular issues. In common with nearly all UK companies we operate a unitary board. That is one board that brings together the executive directors, individuals that have executive management responsibilities, and the non-executive directors, who do not have executive responsibilities but who bring independent judgement to the Board's discussions. It is my responsibility to ensure that this team works constructively so that it can take decisions objectively in the best interest of the Company.

Non-executive directors bring a wealth of experience and knowledge to Board meetings; however, they can only contribute effectively if they have a good understanding of the Company and the markets it operates in. When non-executive directors join the Board, we provide them with an induction programme covering strategy, investor relations, core business processes and controls, corporate responsibility (including health and safety) and internal audit. They are also offered a private meeting with KPMG, our Auditors.

We arrange for them to visit our principal operations in the UK and the US, where they not only learn about programmes and products but also meet local management and develop an understanding of our corporate culture and values. After this introductory programme all directors are provided with the opportunity to visit any of our operations and I and the Company Secretary take responsibility for ensuring that the Board is kept abreast of matters affecting the Company and its directors. Also, all directors receive a comprehensive report each month from the Chief Executive covering operational matters.

I should also mention the role I play in shareholder communications. The Company has a comprehensive investor relations programme and this is the responsibility of the Chief Executive and Finance Director. However, as Chairman I need to maintain contact with the Company's major shareholders to ensure that they are happy with the Company's performance and to be in a position to keep the Board and its committees appraised of shareholders' views. In 2005 I had seven individual meetings with major shareholders and also ensured that a survey was undertaken of investors' opinions and the results presented to the Board. This was done by the Company's investor relations consultants and covered investors who together own over 25% of the Company. If there are any concerns about my own performance, shareholders can speak to our Senior Independent Director, Sir Peter Mason.

All shareholders have the opportunity to attend our Annual General Meeting to find out more about the Company and ask questions about this report and accounts and any of the other matters put before the meeting.

Q There have been a number of changes to the membership of the Board this year. Can you tell me what your processes are for Board succession planning and the recruitment of new Board members?

A One of my most important responsibilities as Chairman is to work with the other members of the Nominations Committee to make sure that we have robust succession plans for the Board.

As detailed in my letter to shareholders at the beginning of this report, a number of new non-executive directors have joined the Board during the year. The search for these individuals was managed by the Nominations Committee, chaired by me, with the Board appointing the individuals after they had been formally nominated for its approval.

I think it is important that I ensure that non-executive directors have the opportunity to meet with managers below the level of the Board and I believe we now employ effective means of achieving this. Not only does this increase their understanding of the business but it also enables directors to meet people who one day will be candidates for positions at the highest levels in the Company. The Board must have confidence that we have a rich resource of future leaders and that their careers are being effectively managed. The Nominations Committee has been particularly active in this area during the year.

The Company has a common performance management, development and succession planning process that covers over 5,000 senior managers. Succession plans identify potential succession candidates and development objectives for managers. Last year we strengthened our executive succession planning process for individuals who are potential succession candidates for Board and Executive Committee positions. Externally facilitated, this new process is based on assessing individuals against a number of 'critical competencies' that have been derived from both an understanding of the strategic and unique challenges facing the Company and external benchmarking information provided by the facilitator. We believe that this is a world-class process and one that will be of significant help to the Nominations Committee and Board.

Every year, the Board as a whole receives a presentation on succession plans for all Executive Director and Executive Committee positions except that of Chief Executive – this being undertaken by the Nominations Committee (see separate report).

Q What do these changes mean to the effectiveness of the Board?

A There are two important things to think about here; first, evolving the composition of the Board to ensure that the skills and experience of directors reflect the needs of the business, and secondly, the balance between independent non-executive directors and executive directors. As we reported last year, the Company is growing its business in the US and we need the membership of the Board to reflect this development. We also stated that it was our intention to comply with the Combined Code requirement that at least half of the Board should comprise independent non-executive directors. I am pleased that we now have four US citizens on the Board and that all eight of the non-executive directors (excluding myself) have been deemed to be independent for the purposes of the Combined Code. This represents a success against the objectives set last year.

The importance of the work that the Board's committees undertake should not be underestimated. Much of their work is undertaken in areas where being independent and not having conflicts of interest is essential, e.g. audit and executive remuneration. The appointment of additional non-executive directors has given us the ability to refresh the membership of all the Board's committees during the year and in doing this we have sought to match the knowledge and experience of directors with the requirements of the committees. Also, when reviewing the membership of committees we tried to ensure that membership responsibilities were spread fairly across those directors eligible for such appointments.

Q Can you say more about how the Board sets the Company's strategic aims and how you set goals and objectives for management?

A Ultimately, the Board agrees the strategy for the Company. However, what is also important is that the Board has involvement in the process by which that strategy was set – it's very important to be confident that what has been agreed is well-founded and deliverable. I believe that BAE Systems has evolved a comprehensive and robust process for developing strategy; centred on the Integrated Business Planning (IBP) process. On an annual basis this seeks to align the development and realisation of strategic objectives within detailed business plans, thereby helping to ensure that strategy is not just a grand plan but something that can be delivered. The Board's role is to probe and challenge strategy development, utilising the experience and knowledge that different directors bring to the Board.

It is important that all members of the Board are able to participate in discussions on strategy. To achieve this I need to ensure that the Board is well-briefed on the latest developments and trends in defence and aerospace markets, and through the executive team a good deal of work is undertaken each year to not only analyse our business and its markets but also to communicate this to the Board. For me the final element of the process is using our annual board performance evaluation to provide feedback on whether we got the Board's participation in the strategy sessions right or not.

On pages 10 to 23 of this report you will find details of the strategy agreed last November following a series of strategy discussions at our regular Board meetings and a one day Strategy Workshop. The changes between the strategy detailed here and what you saw in last year's report are subtle, but reflect the evolution of our strategy in response to success against the strategic objectives and the new challenges and opportunities that have arisen in the marketplace.

Q How does the Board satisfy itself that the Company is performing in line with the goals set by the Board?

A The Board is answerable to the shareholders for the performance of the Company. To help discharge this duty the Board agrees a number of performance goals that are contained in the business plans and the strategy that we agree each year. During the year we monitor progress against the strategic objectives and portfolio actions. We also monitor financial performance on a monthly basis relative to the Financial Plan and the cost and schedule performance of individual major contracts relative to the contracted price and contract milestones.

The Board is pleased that the Chief Executive has placed the need to embed a high performance culture across the Company at the top of his list of objectives. In support of this the Centre for Performance Excellence (CfPE) was established during the year. This is a small strategic team reporting to the Chief Executive and working with the Executive Committee to drive performance improvement. Some good work has already been done by the CfPE and it has reported to the Board on metrics and key performance indicators, including contract schedule adherence, that will be used by management and the Board when monitoring the Company's performance.

Another important issue for the Board, particularly those non-executive directors on the Remuneration Committee, is linking performance with reward. Setting goals for non-financial performance is important and more information on this can be found in the separate Remuneration Report starting on page 57.

Q A key part of corporate governance concerns the means by which a board satisfies itself that a company's financial controls and systems of risk management are robust and defensible and that financial information is accurate and can be relied on. How does the Board apply this Code principle?

A The Board has overall responsibility for the system of internal controls maintained by the Company and for reviewing their effectiveness. The Audit Committee, acting on behalf of the Board, is responsible for much of the detail associated with this. However, the Chairman of the Audit Committee reports regularly to the Board on its activities and the whole Board receives reports produced by the Auditors who attend Audit Committee meetings and can be questioned on their reviews and audits. Also, each year the Board has a separate session reviewing key risks and the actions being taken to mitigate and manage them.

The Board has conducted a review of the effectiveness of internal controls during the year. More information on the Company's systems of internal controls is detailed below and in the Audit Committee report on page 54.

Q The Combined Code requires that boards undertake a formal and rigorous annual evaluation of their own performance and that of their committees and individual directors. How do you go about this?

A For the first time last year the Board undertook a formal evaluation process using an external facilitator. We believed that this was an effective process and this year we have completed a similar process again using an independent HR consultant as a facilitator.

Last year's evaluation identified the following key actions, which I am pleased to report have all been completed:

- there was scope to increase the number of non-executive directors of the Board;
- the number of scheduled Board meetings should be increased;
- the Board's committees were well chaired but would benefit from the appointment of additional members; and
- corporate responsibility could be given a higher priority on the Board's agenda.

This year's Board performance evaluation took the form of the facilitator interviewing separately each of the directors and the Company Secretary. She then reported to me and the Senior Independent Director on the key issues arising from this prior to reporting to the Board.

Feedback from this year's review included strong sentiments that the Board had made great strides in its composition, committee structure and overall performance during 2005. Of course, I'm delighted that the enhanced Board performance coincided with a very strong overall Company performance. That said, there were a few key actions resulting from the review that the Board has agreed to address during the upcoming year. These include:

- to conduct in-depth succession planning as well as developing bench strength among senior leadership. This will also include long-term succession planning for non-executive directors. This work will be led by the Nominations Committee;
- to broaden the scope of director development to include, amongst other things, training in ethics and accounting in a long-term contracting environment; and
- to continue Board involvement in strategy development and increase focus on longer-term strategic challenges and opportunities.

The evaluation process is also used to evaluate the performance of individual directors. Feedback from this exercise has been used during one-on-one conversations between the Chairman and all directors, discussing strengths and weaknesses and focusing on one or two things that could improve individual performance.

In the evaluation process all directors are asked for their views on my performance as Chairman. Similar to feedback for other directors, feedback was provided to me by the the Senior Independent Director and we focused on ways that I could enhance my own performance as Chairman.

Compliance with the Provisions in the Combined Code

Directors

In the period from the beginning of the year to 16 June 2005 the Company was not compliant with provision A.3.2 of the Combined Code that requires that at least half the board, excluding the chairman, should comprise independent non-executive directors. From that date onwards the Board has been compliant with this provision.

The Board comprises presently a non-executive chairman, eight non-executive directors and six executive directors.

The Board considers all of the current non-executive directors with the exception of the Chairman to be independent for the purposes of Combined Code. Each of these directors have been identified on pages *46 and 47 of this report.*

Peter Weinberg was appointed to the Board on 16 June 2005. At that time he was a senior director of Goldman Sachs Inc (an investment bank that provides services to BAE Systems). Whilst Mr Weinberg has since left Goldman Sachs the Board has addressed the issue of his independence in light of provision A.3.1 of the Combined Code concerning the possible existence within the last three years of a 'material business relationship' between the director and the Company or between the Company and a party with which the director is a major shareholder, senior employee, partner or director.

The Board considered the issue of Mr Weinberg's independence when making his appointment and determined that he was independent for the purposes of the Combined Code, notwithstanding the relationship with Goldman Sachs. The reasons for reaching this conclusion were:

- Goldman Sachs is a large organisation with many clients. BAE Systems is therefore one of many clients it has worldwide and the fees earned from its relationship with the Company represents a small part of its total revenues. As a consequence, the Board believes that the relationship between the Company and Goldman Sachs does not represent 'a material business relationship'; and
- prior to his appointment to the Board Mr Weinberg had no involvement with BAE Systems and none of the executive directors or the Chairman had had any business dealings with him. Mr Weinberg has recently left Goldman Sachs and has no involvement, directly or indirectly, in their relationship with the Company.

At the end of November 2005 Dr Ulrich Cartellieri completed his second term of three years as a non-executive director of the Company. In line with the requirements of the Combined Code the Nominations Committee undertook a rigorous review and also considered the need to maintain an appropriate balance of skills and experience amongst Board members.

Feedback from the Board's annual performance evaluation was the principal element of the review process and, as agreed by the Board, the external facilitator provided the Chairman with detailed feedback on the performance of all Directors including Dr Cartellieri. Following this the Chairman reported to the Nominations Committee that Dr Cartellieri remained an effective member of the Board.

After due consideration, the Nominations Committee recommended to the Board that Dr Cartellieri's term of appointment be extended until a date in the second half of 2007 to be agreed with Dr Cartellieri. This recommendation was made for the following reasons:

- the annual evaluation process had confirmed that he remained an effective member of the Board and added an important wider European perspective; and
- during 2005 three new non-executive directors had been appointed to the Board, following which the average length of service for non-executive directors (excluding the Chairman) had reduced to two and a half years. Retaining Dr Cartellieri's services provided the Board with continuity amongst a relatively new group of non-executive directors who would value his experience and knowledge of the Company gained over the previous six years. This was seen as being particularly important given the long-term nature of the business and its complex contracting arrangements.

The Board is normally scheduled to meet seven times during a year. In 2005, the Board met 11 times and in addition one day was spent reviewing strategy. In 2004 the Board had six scheduled meetings and had considered increasing this to eight. However, the Board believes that scheduling seven meetings in 2005 worked well and will do the same in 2006. The attendance by individual directors at meetings of the Board and its committees is detailed in the table on page 53.

The Board has appointed Sir Peter Mason as the Senior Independent Director.

The Company Secretary, through the Chairman, is responsible for advising the Board on governance matters. The Company Secretary is appointed by, and can only be removed by, the Board.

The Company's Articles of Association require that all new directors seek re-election to the Board at the following Annual General Meeting (AGM). In addition, all directors are required to stand down and seek re-election to the Board at least once every three years.

Internal control

The Board has conducted a review of the effectiveness of the Group's system of internal controls.

BAE Systems has developed a system of internal control that encompasses, amongst other things, the policies, processes, tasks and behaviours, that taken together, seek to:

- facilitate the effective and efficient operation of the Company by enabling it to respond appropriately to significant operational, financial, compliance and other risks that it faces in carrying out its business;
- assist in ensuring that internal and external reporting is accurate and timely and based on the maintenance of proper records supported by robust information gathering processes; and
- assist in ensuring that the Company complies with applicable laws and regulations at all times and also internal policies in respect of the standards of behaviour and conduct mandated by the Board.

Reporting within the Company is structured so that key issues are escalated through the management team ultimately to the Board, if appropriate. The Operational Framework provides a common framework across the Company for operational and financial controls. The business processes detailed within the Operational Framework draw on global best practice and their application is mandated across the organisation. Lifecycle Management (LCM) is such a process. Properly applied, this process is key to helping deliver effective project management from inception (including the bid process) through to product delivery and ultimately customer support.

Further key processes are Integrated Business Planning (IBP), Quarterly Business Reviews (QBR) and Monthly Finance Reviews. The IBP approved annually by the Board, results in an agreed long-term strategy for each business group, together with detailed near-term budgets. The QBRs evaluate progress against the IBP and are chaired by the Chief Operating Officers.

Whilst the quality of the control processes is fundamental to the overall control environment, the consistent application of these processes is equally important. In the last few years a great deal of management time has been devoted to achieving the robust application of core control processes and good progress has been made. The consistent application of world-class control processes will remain one of management's prime objectives and likewise the monitoring of performance in this area will continue to be a key responsibility for the Audit Committee and the Board.

The Company is committed to the protection of its assets, which include human, property and financial resources, through an effective risk management process, underpinned where appropriate by insurance.

The Internal Audit team independently reviews the risk identification procedures and control processes implemented by management. It provides objective assurance as to the operation and validity of the systems of internal control through a programme of cyclical reviews making recommendations for business and control improvements.

The Board has delegated to the Audit Committee responsibility for reviewing in detail the effectiveness of the Company's system of internal controls. Having undertaken such reviews, the Committee reports to the Board on its findings so that the Board as a whole can take a view on this matter. In order to assist the Audit Committee and the Board in this review, the Company has developed the Operational Assurance Statement (OAS) process. This has been subject to regular review over a number of years, which has resulted in several refinements being made.

The OAS requires that each part of the business completes a formal review of its compliance against the Operational Framework, including operational and financial controls and risk management processes. It is signed-off by the managing director of every business unit, Head Office heads of functions and the executive directors. The OAS is completed every half year and includes a formal assessment of business risk.

The overall responsibility for the system of internal control within BAE Systems rests with the directors of the Company. Responsibility for establishing and operating detailed control procedures lies with the managing director of each operating business.

In line with any system of internal control, the policies and procedures that are mandated in the Operational Framework are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The responsibility for internal control procedures with equity accounted investments and other collaborations rests, on the whole, with the senior management of those operations. The Company monitors its investments and exerts influence through board representation.

Going concern

After making due enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Attendance at Board and Committee meetings:

Director	Board	Audit	Corporate Responsibility	Remuneration	Nominations	NED Fees
Prof S Birley	9 (11)	5 (5)	1 (1)	6 (6)	6 (6)	–
Mr P Carroll[1]	2 (2)	–	1 (1)	–	0 (1)	–
Dr U Cartellieri	7 (11)	2 (2)	–	4 (4)	5 (6)	–
Mr M J Hartnall	10 (11)	7 (7)	–	–	–	–
Lord Hesketh[2]	3 (4)	–	–	–	0 (1)	–
Mr C V Geoghegan	10 (11)	–	–	–	–	–
Mr M Lester	11 (11)	–	–	–	–	1 (1)
Sir Peter Mason	8 (11)	4 (6)	–	4 (4)	7 (7)	–
Mr S L Mogford	11 (11)	–	–	–	–	–
Mr R L Olver	11 (11)	–	–	–	7 (7)	1 (1)
Rt Hon M Portillo	11 (11)	7 (7)	1 (1)	–	6 (6)	–
Mr R Quarta[1]	2 (2)	2 (2)	–	2 (2)	–	–
Mr M H Ronald	9 (11)	–	–	–	–	1 (1)
Mr G W Rose	10 (11)	–	–	–	–	–
Mr M J Turner	11 (11)	–	–	–	–	1 (1)
Mr P A Weinberg[3]	4 (4)	–	1 (1)	2 (2)	–	–

Figures in brackets denote the maximum number of meetings that could have been attended
[1] appointed to the Board on 7 September 2005
[2] retired from the Board on 4 May 2005
[3] appointed to the Board on 16 June 2005

Relations with shareholders
The Company maintains a comprehensive Investor Relations website that provides, amongst other things, information on investing in BAE Systems and copies of the presentation materials used for key shareholder presentations. This can be accessed via www.baesystems.com.

The Annual General Meeting (AGM) provides all shareholders with the opportunity to develop their understanding of the Company and ask questions on the matters put to the meeting including this report and accounts. All shareholders are entitled to vote on the resolutions put to the AGM and, to ensure that all votes are counted, the Company's Articles of Association requires that a poll is taken on all the resolutions in the Notice of Meeting. The results of the votes on the resolutions will be published on the Company's website.

Statement of directors' responsibilities in respect of the annual report and the financial statements

The directors are responsible for preparing the Annual Report and the group and parent company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law the directors are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards.

The group financial statements are required by law and IFRSs, as adopted by the EU, to present fairly the financial position and performance of the group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

Compliance statement
The Board has considered the Company's compliance with the provisions of the Combined Code and confirms that in the period since 16 June 2005 to the date of this report it was compliant with all such provisions. Prior to this date it believes that it was compliant with all provisions with the exception of provision A.3.2. This provision requires that at least half of the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent.

Audit Committee report

Members:
Michael Hartnall (Chairman)
Dr Ulrich Cartellieri
Sir Peter Mason
Rt Hon Michael Portillo
Roberto Quarta

Responsibilities
- Reviewing the effectiveness of the Company's financial reporting, internal control policies and procedures for the identification, assessment and reporting of risk.
- Monitoring the role and effectiveness of the Internal Audit function including approving the appointment or removal of the Audit Director.
- Considering and making recommendations to the Board on the appointment of the Auditors.
- Keeping the relationship with the Auditors under review, including the terms of their engagement and fees, their independence and their expertise, resources and qualifications.
- Monitoring the integrity of the Company's financial statements.
- Reviewing significant financial reporting issues and judgements.

The full terms of reference of the Audit Committee can be found on the Company's website or can be obtained from the Company Secretary.

Governance
The Board has established an Audit Committee the terms of reference of which comply with the requirements of the Combined Code. The Committee is chaired by Michael Hartnall who is a chartered accountant and has recent experience of serving as a finance director of a major UK listed company. In addition to Mr Hartnall, there are a further four members of the Audit Committee all of whom are independent non-executive directors. The Committee normally asks the Company's Chief Executive, Finance Director and Audit Director to attend its meetings together with the Auditors. However, during the year the Committee did meet with no executive directors present and has also met with just the Audit Director present and just the Auditors present.

The Committee has agreed an annual programme of matters to be covered by the Committee and at least one of these scheduled meetings will be hosted by one of the Company's business units to allow the Committee to meet local management and discuss audit and control processes. The Committee met seven times in 2005, with two meetings hosted by business units.

The Chairman of the Committee reports to the Board on the proceedings of all Committee meetings and the minutes of all meetings are made available to Board members.

Activities
Since the beginning of 2005 the Audit Committee has undertaken the following in order to discharge its responsibilities:

- reviewed the financial statements in the 2004 and 2005 report and accounts and the interim report issued in September 2005. As part of this review the Committee received a report from the Auditors on their audit of the annual report and accounts and review of the interim report;
- reviewed the output from the group-wide process used to identify, evaluate and mitigate risks;
- reviewed the effectiveness of the Company's internal controls and disclosures made in the annual report and accounts on this matter;
- reviewed and agreed the scope of the audit work to be undertaken by the Auditors;
- monitored the work being undertaken by the Company in preparation for the introduction of International Financial Reporting Standards (IFRS) and reviewed the statement issued by the Company on the restatement of financial statements in accordance with IFRS;
- reviewed the draft circular sent to shareholders concerning the proposed acquisition of United Defense Industries;
- considered a report from the Auditors on their review of controls across the Company and received a report on management action taken in response to work undertaken by the Auditors in 2005;
- agreed the fees to be paid to the Auditors for their audit of the 2005 accounts;
- reviewed its own effectiveness;
- undertook an evaluation of the performance of the internal audit function;
- undertook an evaluation of the performance of the Auditors;
- agreed a programme of work for the Company's internal audit function;
- received a report from the Audit Director on the work undertaken by internal audit and management responses to issues raised; and
- received presentations on the Company's tax affairs, anti-bribery compliance processes and pension funds investment arrangements.

The Committee recognises that one of its key responsibilities is reviewing the risks to the Company's performance and the security of its assets. Twice a year the Committee reviews the output from the Group process that is used to identify and evaluate risk. This process also reports on the elimination or mitigation of risk and the relative level of risk within the Group. This information is verified by the internal audit function and made available to the Auditors.

The Company has established an employee helpline, the BAE Systems Ethics Helpline, to provide a means by which employees can raise concerns they may have about any action that they believe may be unlawful, dishonest, harmful to others, against company policy, improper business conduct or is simply unacceptable behaviour. During the year the Audit Committee reviewed the effectiveness of the helpline.

The Committee has formally reviewed whether there are any factors that may prejudice the independence of the Auditors. Part of this review involved the receipt of a letter from KPMG Audit Plc confirming that they believed they remained independent within the meaning of the regulations on this matter and their professional standards. The Committee recognises that in addition to the statutory audit work undertaken by the Company's Auditors there will be certain work of a non-audit nature that is best undertaken by the Auditors. It believes that, provided suitable controls are in place, doing this work does not compromise the independence of the Auditors. The Committee has agreed the following rules to control the nature and quantity of non-audit work undertaken by the Auditors:

- any non-audit work to be undertaken by the Auditors for fees in excess of £250,000 requires the authority of both the Group Finance Director and the Chairman of the Audit Committee;
- no partner/director of the Auditor's worldwide audit team is to be employed by the Company within two years of the conclusion of a relevant audit;
- no qualified member of the worldwide audit team at manager level or below is to be employed by the Company without the approval of the Group Finance Director; and
- no partner/director of the Auditors not associated with the audit is to be employed by the Company without the approval of the Group Finance Director and the Chairman of the Audit Committee.

The Committee believes that it is not appropriate to manage the level of non-audit fees by reference to a specific ratio of audit to non-audit fees but rather it looks to ensure that any non-audit work is subject to robust procurement processes and awarded subject to the guidelines detailed above.

The Committee has adopted a programme of undertaking a major review of the Company's Auditors every three years and in the years in between undertaking a review to monitor their performance. A major review has recently been completed. On the basis of this review the Committee recommended to the Board that they support the re-appointment of KPMG Audit Plc as the Company's Auditors. The Board has agreed with this recommendation and consequently a resolution to this effect will be put to shareholders at the Company's AGM.

On behalf of the Audit Committee

Michael Hartnall
Audit Committee Chairman

22 February 2006

Nominations Committee report

Members:
Dick Olver (Chairman)
Phil Carroll
Sir Peter Mason

Responsibilities

- Reviewing regularly the structure, size and composition of the Board and making recommendations to the Board on any changes desirable.
- Identifying and nominating for the Board's approval suitable candidates to fill vacancies for non-executive and, with the assistance of the Chief Executive, executive directors.

- Plan for the orderly succession of new directors to the Board.
- Recommending to the Board the membership and chairmanship of the Audit and Remuneration committees.

The full terms of reference of the Nominations Committee can be found on the Company's website or can be obtained from the Company Secretary.

Governance
The Board has established a Nominations Committee that is chaired by the Chairman of the Company, Dick Olver. Whilst he is not deemed to be independent, the other two members of the Committee are independent non-executive directors. During the year Sue Birley, Ulrich Cartellieri, Lord Hesketh and Michael Portillo also served on the Committee. The Committee met seven times in 2005.

Throughout 2005 a majority of its members have been independent non-executive directors.

Activities
The Committee's key objectives are to ensure that the Board comprises individuals with the requisite skills, knowledge and experience to ensure that it is effective in managing a complex international defence and aerospace company. To meet this objective the Committee has agreed that each year it will meet to review the succession plans for existing members of the Board and consider whether or not it wishes to make recommendations to the Board regarding the composition of the Board. Further details of the succession planning activities managed by the Committee can be found on pages 49 and 50 of this report.

As previously reported, the Committee identified a need to increase the number of non-executive directors on the Board. This included the appointment of individuals with US experience who can help the Company with its transatlantic strategy. External search consultants were appointed by the Committee to assist in the recruitment process. As a result of this, three non-executive directors were appointed during the year – all of whom are US citizens. There are now eight independent non-executive directors on the Board and six executive directors.

The Committee agreed the process for reviewing the continued appointment of certain non-executive directors, including Dr Cartellieri whose term of appointment will exceed six years.

On behalf of the Nominations Committee

Dick Olver
Nominations Committee Chairman

22 February 2006

Corporate Responsibility Committee report

Members:
Peter Weinberg (Chairman)
Professor Sue Birley
Phil Carroll
The Rt Hon Michael Portillo

Responsibilities
The following Terms of Reference for the Corporate Responsibility (CR) Committee were approved by the Board in September 2005:

- assist the Board in overseeing the development of strategy and policy on social, environmental and ethical issues;
- monitor and review the Company's performance in managing social, environmental, ethical and reputational risks. Specifically, the Committee shall be satisfied that appropriate policies, systems and metrics are in place relating to workplace, community, environment and marketplace issues. These shall include, but shall not necessarily be restricted to, health and safety, workplace policies, responsible supply chain management, environmental impact, business ethics and compliance with anti-corruption laws and regulation;
- review the annual Corporate Responsibility Report, prior to approval of the report by the Board;
- oversee and support key stakeholder engagement on social, environmental and ethical issues; and
- the Committee Chairman is required to report to the Board on the proceedings of the Committee on a regular basis.

The full terms of reference of the Corporate Responsibility Committee can be found on the Company's website or can be obtained from the Company Secretary.

Governance
In 2005 the Board established the CR Committee. The Committee is chaired by Peter Weinberg an independent non-executive director. There are a further three members of the CR Committee all of whom are also independent non-executive directors. The Committee held its first meeting in November last year. The Company's Group Legal Director, Group HR Director, Director of Corporate Responsibility and Audit Director will attend meetings at the request of the Committee.

Activities
The Committee has undertaken the following:

- received a briefing on the evolution and development of the Company's CR agenda. This included the results of a report on the perceptions and views of key CR stakeholders commissioned from PricewaterhouseCoopers;
- reviewed the significant CR risks to the Company, the process used to identify such risks and how they are managed; and
- reviewed and approved the 2005 Corporate Responsibility Report.

The Committee also agreed the priority of issues for detailed review in 2006. These include, but are not restricted to, ethical policies and practices and health and safety performance. Additionally, the following specific activities are to be undertaken by the Committee on an annual basis:

- a review of the effectiveness and matters reported through the Company's Ethics Helpline; and
- a review of the Company's safety and environmental performance in addition to receiving detailed reports on safety and environment.

On behalf of the Corporate Responsibility Committee

Peter Weinberg
Corporate Responsibility Committee Chairman

22 February 2006

Remuneration report

The Board has delegated authority to the Remuneration Committee for remuneration policy and determining the specific packages for the Chairman and executive directors, and has delegated authority to agree fees payable to the non-executive directors to the Non-Executive Directors' Fees Committee. The reports from both these Committees are incorporated into this Remuneration report, together with a report on the remuneration or fees paid to directors and the policy underpinning this.

The Remuneration report is structured as follows:

- **Remuneration Committee report**
- **Non-Executive Directors' Fees Committee report**
- **Remuneration reporting**
  - **Executive remuneration review**
  - **Remuneration policy and service contracts for executive directors**
  - **Chairman's appointment, term and fees**
  - **Non-executive directors' appointment, term and fees**
  - **Tabular information on directors' shareholdings, emoluments, pensions and share-based incentives**

Remuneration Committee report

Members:
Professor Sue Birley (Chairman)
Roberto Quarta
Peter Weinberg

Responsibilities

- Agreeing a policy for the remuneration of the Chairman and executive directors.
- Within the agreed policy, determining individual remuneration packages for the Chairman and executive directors.
- Agreeing the terms and conditions to be included in service agreements for executive directors.
- Approving any employee share-based incentive schemes and any performance conditions to be used for such schemes.
- Determining any share scheme performance targets.

The full terms of reference of the Remuneration Committee can be found on the Company's website or can be obtained from the Company Secretary.

Governance

The Board has delegated to the Remuneration Committee responsibility for remuneration policy and determining the specific packages for the Chairman and the executive directors; the Committee also agrees the framework for the remuneration of certain other members of the executive management team. The Committee's terms of reference conform with the requirements of the Combined Code.

The Committee is chaired by Professor Sue Birley and all of its members are independent non-executive directors. During the year Dr Ulrich Cartellieri and Sir Peter Mason also served as members of the Remuneration Committee; they, too, were independent non-executive directors. The committee composition changed during the year as part of the ongoing programme to refresh the Board and its committees.

The Company's Chairman and Chief Executive attend committee meetings by invitation only. They do not attend where their individual remuneration is discussed and no director is involved in deciding his own remuneration.

In 2005 the Committee met six times and details of attendance at these meetings are provided in the Corporate Governance Report on page 53.

During the year Dick Olver and Mike Turner, in their respective capacities as Chairman and Chief Executive, provided advice that was of material assistance to the Committee. The Committee also received material assistance and advice on remuneration policy from the Company's Group Human Resources Director, Alastair Imrie, and from the Human Resources Director, Remuneration and Benefits, Graham Middleton. In addition, the Committee received advice and services from PricewaterhouseCoopers (PwC) in respect of the provision and interpretation of comparative senior management remuneration data and senior executives' pension arrangements, from New Bridge Street Consultants (NBSC) in respect of the review and operation of share plans, and from Linklaters in respect of legal advice. NBSC was appointed by the Committee, whilst PwC and Linklaters were appointed by the Company, and, during the year, provided consulting services (PwC) and legal advice (Linklaters) to the Company. The Committee is satisfied that the services provided to it by PwC and Linklaters were of a technical nature and did not create any conflict of interest. If a conflict of interest were to arise in the future, the Committee would appoint separate consultants or legal advisers from those used by the Company.

Activities

During the year the Committee has discharged its responsibilities by reviewing and agreeing:

- performance targets for the year and progress against those targets;
- policy for executive share scheme grants including the level of individual grants and performance conditions;
- policy for the operation of the all-employee share schemes;
- the award of bonuses based on the prior year's performance;
- the basis for the annual review of executive directors' remuneration, including the composition of the comparator groups;
- the levels and structure of remuneration payable to senior executives;
- the discretionary elements of the executive share plans; and
- pension arrangements for senior executives in the light of forthcoming tax changes.

In addition, the Committee has:

- reviewed the remuneration report; and
- consulted with major shareholders over changes to remuneration policy.

The Committee's remuneration strategy is to provide a remuneration package that:

- helps attract, retain and motivate the highest calibre executives;
- is aligned to shareholders' interests to create sustainable long-term shareholder value;
- is competitive against the appropriate market, providing median reward for median performance and upper quartile reward for upper quartile performance;
- encourages and supports a high performance culture whilst providing a balance between fixed and variable reward; and
- is fair and transparent and can be applied consistently throughout the Group.

Details of executive remuneration are set out on pages 59 to 74 of this Remuneration report and include on pages 59 and 60 the outcome of consultations with major shareholders in respect of changes to executive remuneration policy for 2006 and beyond.

Professor Sue Birley
Chairman of the Remuneration Committee

22 February 2006

Non-Executive Directors' Fees Committee report

Members:
Dick Olver (Chairman)
Michael Lester
Mark Ronald
Mike Turner

Responsibilities

- Reviewing the fees payable to non-executive directors (excluding the Chairman) and making changes to such fees as deemed appropriate.

Governance

The Non-Executive Directors' Fees Committee was formed by the Board in January 2005 with authority on its behalf to agree fees payable to non-executive directors. This role was undertaken previously by the Board as a whole. The full terms of reference of the Non-Executive Directors' Fees Committee can be found on the Company's website or can be obtained from the Company Secretary.

Activities

The Board has approved the following guidelines to be used by the Committee when discharging its responsibilities:

- fees shall be sufficient to attract and retain individuals with the necessary skills, experience and knowledge required to ensure that the Board is able to discharge its duties effectively;
- in setting fees the Committee shall have regard to the amount of time individual non-executive directors are required to devote to their duties and also the scale, complexity and international nature of the business and the responsibility involved;
- fees payable to non-executive directors shall be paid in cash and shall not be performance related; and
- non-executive directors shall not participate in the Company's share-based incentive schemes or pension scheme.

In 2005 the Committee held one meeting, attended by all members, at which it agreed the structure of non-executive directors' fees detailed on page 73 of this report.

Dick Olver
Chairman of the Non-Executive Directors' Fees Committee

22 February 2006

Remuneration reporting

Executive remuneration review

This section of the report explains the outcome of the formal remuneration review undertaken in 2005 and the subsequent consultation with major shareholders, and the changes to future remuneration policy resulting from this process.

As reported in last year's Remuneration Report, the Remuneration Committee (the Committee) undertook a formal review of executive remuneration policy in the second half of 2005 and, having formulated its proposals, subsequently undertook a consultation with major shareholders at the beginning of 2006 in respect of:

- an enhancement to the Chief Executive's package reflecting his performance whilst maintaining a median benchmark position;
- the settling of share-based awards for senior US executives in shares rather than cash, and introduction of a new cash-based long-term incentive plan for less senior executives globally to replace share options and performance shares (and their cash equivalents in the US);
- the replacement of the Restricted Share Plan with a new Share Matching Plan (subject to formal shareholder approval in May 2006), including the introduction of a performance condition on matching shares;
- the replacement of the Performance Share Plan (subject to formal shareholder approval in May 2006) with a similar plan which incorporates changes in relation to the calculation of the maximum award, flexibility to use new issue shares and, for executives below Board level, the flexibility to base part of the award on internal measures rather than on Total Shareholder Return; and
- arrangements to provide senior executives with choices to deal with the new tax rules on pensions being introduced in April 2006, without increasing the Company's costs and without compensating senior executives for any additional tax they may have to pay.

As a result of this process, a number of changes have been made to remuneration policy which are detailed below:

(i) Chief Executive's remuneration

The Committee concluded from the remuneration review that the remuneration structure for the executive directors remained appropriate and generally in line with the market, provided a good mix of short and long-term incentives, cash and share-based rewards, and aligned the interests of the executive directors with those of shareholders.

The exception was the remuneration of the Chief Executive, whose salary was shown to be below market and for whom the bonus potential and long-term incentives were significantly below market. Given the Chief Executive's time in the role, his performance and the performance of the Group, the Committee agreed the following improvements to the Chief Executive's package for 2006:

- **Base salary:** increased to £870,000 with effect from 1 January 2006;
- **Bonus potential:** increased to 150% of base salary but with one-third of his bonus to be compulsorily deferred into the new Share Matching Plan; and
- **Long-term incentives:** a 50% increase in the annual awards of share options and performance shares to 225% of base salary in share options and 150% of base salary in performance shares. These increases in annual awards will give a total combined expected value of long-term incentives (including the new Share Matching Plan) of around 150% of base salary.

These enhancements will position the Chief Executive's overall reward package in line with the market median.

(ii) **Share Matching Plan (SMP)**

The current Restricted Share Plan (a description of which appears on page 63 of this report) will be replaced by a new Share Matching Plan, subject to shareholder approval at the 2006 AGM, and will incorporate the following changes:

- the SMP will be structured as a stand-alone share investment plan with the maximum investment linked to the amount of annual bonus awarded;
- the Matching Shares will be subject to a performance condition which will be aligned with the performance condition for share options which is based on the real growth in earnings per share (the performance condition for share options is described in more detail on pages 62 and 63);
- the maximum matching ratio of Matching Shares to Bonus Shares (i.e. shares purchased by the individual participant) will be retained at 1:1 but will be linked to the gross amount invested;
- the Matching Shares will attract dividends during the three year deferral period which will be released at the same time as the Matching Shares;
- for executives who leave on grounds of retirement, redundancy or ill-health, or where the Company is subject to a change of control, the Matching Shares will be pro-rated for the length of time the individual has been employed during the performance period and will remain subject to the performance condition unless the Committee decide that that would be inappropriate; and
- the Committee will have the flexibility to use new issue shares within the existing dilution limits as well as market purchase shares to satisfy the award of Matching Shares.

(iii) **Performance Share Plan (PSP)**

The Performance Share Plan (a description of which appears on page 63 of this report) was originally approved by shareholders in 1996. A similar plan will be put to the shareholders for approval at the AGM in 2006 to replace the current plan. The new plan will retain a vesting level at 25% of the initial award for median performance but will incorporate the following changes:

- the maximum award level is to be changed from 100% of total remuneration (i.e. salary, bonus and other cash allowances) to 200% of base salary. This will allow the Committee to make the anticipated awards for the Chief Executive (as set out on page 59) without having to take account of bonuses and will also give the Committee flexibility to make – in exceptional circumstances – higher awards to other executives who currently receive awards of up to 100% of base salary. The Committee does not intend to change its grant policy at the current time, other than for the Chief Executive, and would consult with principal shareholders in the usual way if it considered this to be necessary;
- the PSP performance measure is to continue to be based on Total Shareholder Return for executive directors. For other executives, the Committee wishes to have the flexibility to agree that up to half of any award could be based on appropriately stretching internal measures (with the rest based on Total Shareholder Return as at present) to create improved incentive and alignment with the individual's own business performance; and
- the flexibility to use new issue shares within existing dilution limits is to be introduced, in addition to using shares purchased in the market.

(iv) **Share-based reward for senior US executives**

US executives participate in the same plans as the non-US executives but, with the exception of Mark Ronald, the US based Chief Operating Officer, the awards are currently settled in cash rather than shares due to US listing restrictions. The Committee has now been advised that it can settle awards in shares for those US senior executives who qualify as 'Accredited Investors' which will enhance the alignment with shareholders' interests. To operate within existing dilution limits, the remuneration strategy for senior managers globally below the senior executive population has been reviewed with share-based rewards being replaced by a cash-based long-term incentive plan linked to earnings performance. The Committee believes that this will promote a consistent global approach and will derive enhanced value for money from the executive reward programmes.

(v) **UK Executive pension arrangements**

In a separate exercise from the Remuneration Review, the Committee has concluded its review of UK executive pension arrangements in view of the new tax rules which come into effect from April 2006. The new tax rules introduce the concept of a 'Lifetime Allowance', i.e. the maximum amount of pension savings that can benefit from tax relief. The Lifetime Allowance threshold has initially been set at £1.5m for 2006. As the Committee's approach is not to compensate executives for changes in taxation, the Committee believes that it is appropriate to offer executives choices which are broadly cost neutral to the Company but which may better suit the needs of executives. As such, when an executive's benefits reach the new Lifetime Allowance, it has decided to offer executives the following choices:

- remain in the pension scheme and pay the additional tax charge; or
- opt out of the pension scheme (and so earn no further pension benefits in respect of future service) and instead receive a taxable salary supplement. This supplement will be 30% of base salary and 20% of base salary for those senior executives with a two-thirds salary target after at least 20 and 30 years' service respectively; or
- restrict pension scheme benefits to the value of the new Lifetime Allowance with the remainder being provided directly by the Company as an unfunded 'promise'. At retirement, the unfunded company pension can either be taken as pension or can be commuted in full for a taxable lump sum. The commutation rates have been calculated to be cost neutral to the Company.

These arrangements, which the Committee believes are consistent with current pension philosophy and in line with market practice, will apply to all UK executives who reach the Lifetime Allowance, including the UK executive directors.

With effect from 6 April 2006, the Company will accrue at each accounting period for the amount of unfunded 'promise' earned in that accounting period. The cumulative unfunded balance will be recorded as a liability at the balance sheet date.

Remuneration policy and service contracts for executive directors

This section of the report explains the ongoing remuneration policy for executive directors, the individual components of their remuneration and details of their service contracts, as required by legislation.

The Remuneration Committee's (the Committee) executive remuneration policy continues to be to set base salaries at median competitive levels whilst seeking to reward upper quartile performance with potential upper quartile remuneration through the use of bonus schemes and share-based incentives. The Committee intends to continue with the executive remuneration policy as detailed in this report in 2006 and subsequent years, and will continue to consult on material changes with principal shareholders.

Remuneration of executive directors consists typically of basic salary, a bonus based on annual performance, participation in employee share schemes and retirement benefits. The Committee reviews the split between basic salary and the performance related elements of remuneration each year in order to incentivise properly executive directors, and believes that a significant proportion of remuneration should be based on schemes that encourage them to perform at the highest level. Through this arrangement, it is possible for those individuals who contribute to sustained high levels of company performance to receive at least a similar level of reward from variable compensation to that received from fixed compensation. At median performance, variable remuneration represents approximately 50% of the remuneration package as shown in the chart below:

Target performance (median)



Salary 32%
Pension 20%
Bonus 16%
Long-term incentive rewards 32%

The package of the Chief Executive is more highly geared with almost 60% of the remuneration being performance related.

At upper quartile performance variable remuneration represents significantly more than 50% of the total package.

The principles of the remuneration strategy are applied consistently across the Group taking account of seniority and local market practice.

Base salary

Executive directors' base salaries are reviewed each year by the Committee and adjusted to reflect performance and the competitiveness of salaries relative to the market. Information on the market for comparable management positions is obtained from independent sources and is provided to the Committee so that it can form a view as to where to position basic salaries and benefits relative to comparable companies.

The methodology used is to construct appropriate comparator groups for the individual positions taking account of company size, scale of operations and breadth of role. The median and upper quartile positions are then analysed for base salary, total cash reward (base salary plus annual bonus), total direct reward (total cash reward plus long-term incentives) and total reward including pension. This gives the Committee a view on the competitiveness of the individual elements of the package as well as the package as a whole. The Committee also reviews the trends in the elements of remuneration to ensure that the structure of the package stays in line with market practice, and also takes account of the performance of the individual, the Company as a whole and the pay and conditions of Group employees.

For the Chief Executive, Group Finance Director, and the UK Chief Operating Officers, a comparator group was constructed consisting of the 19 FTSE 100 companies (excluding financial institutions) with turnover closest to BAE Systems (nine larger and ten smaller). The BAE Systems turnover figure chosen was £12bn, representing the full year turnover of the Group's wholly owned businesses had United Defense and Insyte been wholly owned throughout 2005. If the Committee had chosen to include the contribution to turnover from the Group's equity accounted investments, the comparative figure would have been £15bn. The Committee also reviewed remuneration data for aerospace and defence companies within the FTSE 100.

For the US Chief Operating Officer, regression analysis was used on US aerospace, defence and general industry sector data to produce appropriate market figures consistent with the size and scale of the US business, adjusting where necessary to reflect the extra responsibility for the Board role.

There was no readily available market data for the Group Legal Director so the Committee used the data for the other executive director roles as a guide to position his package.

As a result of this review, the Committee decided to increase the base salary of the executive directors with effect from 1 January 2006 to the following:

Mike Turner	
Chief Executive	£870,000
George Rose	
Group Finance Director	£530,000
Chris Geoghegan	
UK Chief Operating Officer	£467,500
Steve Mogford	
UK Chief Operating Officer	£467,500
Mark Ronald[1]	
US Chief Operating Officer	$1,000,000
Michael Lester	
Group Legal Director	£567,500

[1] Mark Ronald's base salary was increased from $850,000 to $950,000 with effect from 1 July 2005 following the acquisition of United Defense and its subsequent integration into the Land & Armaments business group

Annual Bonus Plan

The executive directors and other senior executives participate in a cash bonus plan that rewards those individuals if predetermined targets are met. The targets are derived from the Integrated Business Plan (IBP), which is agreed by the Board and which implements corporate strategy on a groupwide basis by ensuring that business plans which support the strategy are integrated across all businesses. The IBP is used to set the objectives for senior management including the base and stretch targets for the financial measures used for the executive directors in the Annual Bonus Plan.

Non-financial targets comprise key objectives relevant to the individual and/or business and also take account of behavioural performance. The Executive Committee (which comprises the executive directors and certain other senior executives), takes collective responsibility for the key non-financial objectives for the group as a whole, which support the delivery of the IBP and these are agreed by the Remuneration Committee. These are then used to set the individual targets for the Executive Committee members and are then cascaded to the individual business units enabling detailed targets and milestones to be set.

2005 was another very successful year, building on the excellent performance in 2004. All the major business groups achieved their stretch targets on profit and cash and, as a result, all the financial targets within the 2005 Annual Bonus Plan for executive directors were met at the stretch level. In addition, excellent progress was made against all the key non-financial objectives although more work still needs to be done on securing technology transfer from the US to the UK. Accordingly, bonus payments for 2005 which are set out in Table E on page 73 range from 95% to 99% of the maximum bonus.

The Remuneration Committee has reviewed and agreed bonus targets for 2006 for the executive directors and believes that both the financial and non-financial targets are stretching but achievable and are aligned to the Group's overall objectives.

As a result of its annual review of the performance related part of the remuneration package, the Committee has determined that the maximum bonus potential for 2006 will remain unchanged from 2005 at 100% of base salary (150% for the US-based executive director, Mark Ronald), with the exception of the maximum bonus potential for the Chief Executive which has increased to 150% of base salary with at least one-third of the Chief Executive's bonus being compulsorily deferred into the new Share Matching Plan.

The structure of the Annual Bonus Plan for executive directors in 2006 (expressed as percentages of base salary) is as follows:

Corporate roles

	Chief Executive		Group Finance Director Group Legal Director	
Bonus element	Base target	Stretch target	Base target	Stretch target
EPS targets	28.125%	56.25%	18.75%	37.5%
Group cash targets	28.125%	56.25%	18.75%	37.5%
Non-financial objectives	up to 37.5%		up to 25%	

Chief Operating Officers

	UK		US	
Bonus element	Base target	Stretch target	Base target	Stretch target
EPS targets	9.375%	18.75%	14.0625%	28.125%
Group cash targets	9.375%	18.75%	14.0625%	28.125%
Business group EBITA* target	9.375%	18.75%	14.0625%	28.125%
Business group cash target	9.375%	18.75%	14.0625%	28.125%
Non-financial objectives	up to 25%		up to 37.5%	

*EBITA = Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
Intermediate payments are payable for performance against these targets.
The Chairman and the non-executive directors do not participate in the Annual Bonus Plan.

In determining the performance measures for the Annual Bonus Plan, the Committee took the view that the Company's major investors believed earnings per share (EPS) and cash targets (and, where appropriate, EBITA), to be key indicators of long-term financial performance and value creation. These, coupled with the non-financial measures, align the executive directors' objectives with corporate strategy and targeted business performance.

The EPS figure used for the bonus plan (and the Executive Share Option Plan) is based on underlying EPS and may be adjusted if necessary to ensure that the figures for individual years are broadly comparable.

Share option schemes and long-term incentive schemes

The Committee seeks to align the interests of executive directors with those of other shareholders through the use of share-based incentive schemes. The Company operates a combination of option and share-based awards for executive directors within the framework detailed below. This is broadly in line with similar plans operated by other FTSE 100 companies.

Performance conditions for grants of options or awards to be made under the Executive Share Option Plan and the Performance Share Plan in 2006 are set out below. Performance conditions for earlier grants under the Executive Share Option Plan are shown as notes to Table C on page 69. Performance conditions for grants of awards under the Performance Share Plan made between 2003 and 2005 are the same as for awards to be made in 2006 as detailed overleaf.

Executive Share Option Plan

Options granted under the Executive Share Option Plan are normally exercisable between the third and tenth anniversary of their grant. Options may only be exercised during this period as follows:

- 33.33% of each option grant is exercisable if the Company achieves on average real EPS growth per annum of 3% but less than 4% over the three year performance period;
- 66.67% of each option grant is exercisable if the Company achieves on average real EPS growth per annum of 4% but less than 5% over the three year performance period; and
- 100% of each option grant is exercisable if the Company achieves on average real EPS growth per annum of 5% or more over the three year performance period.

In determining the performance measure for the Executive Share Option Plan, the Committee took the view that the Company's major investors believed EPS to be a key indicator of long-term financial performance and value creation.

Option grants under the Executive Share Option Plan in 2006 will be set at a maximum of 1.5 x base salary (2.25 x base salary for the Chief Executive). There will be no retesting after the three year performance period for options to be granted in 2006.

Performance Share Plan
Conditional awards of shares are made under the Performance Share Plan which are contingent on meeting predetermined performance criteria. Awards in 2006 to executive directors will be granted at a value equal to 1 x base salary (1.5 x base salary for the Chief Executive). The proportion of the award which is capable of exercise is determined by the Company's Total Shareholder Return (share price growth plus dividends) ranking relative to a comparator group of 18 other defence and aerospace companies operating internationally, and by a secondary financial measure.

Performance for the 2006 award will be measured as follows:

(i) Total shareholder return (TSR)
100% of the conditional shares are awarded to directors if the Company's TSR over a three year period is in the top 20% of TSRs achieved by the sectoral comparator group, with 25% vesting if the TSR is in the top 50%. Intermediate positions will be calculated on a straight-line pro-rata basis. No awards will be made if the Company's performance is outside the top 50%. Awards will be made in three equal instalments at the end of years three, four and five.

(ii) Underlying financial performance
As a secondary measure the Committee will consider whether there has been a sustained improvement in the Company's underlying financial performance and whether it is appropriate to release some or all of the awards. In taking a view of a sustained improvement in underlying financial performance, the Committee may consider (but not exclusively) the following financial metrics: net debt/cash; EBITA; order book; turnover; risk and underlying project performance.

A sectoral peer group will continue to be used in 2006 as the principal performance measure due to its importance to the Company's shareholders as an indication of both earnings and capital growth relative to major global defence and aerospace companies. A relative measure is considered important as it rewards management if they outperform against major companies in the sector rather than success possibly being determined solely by growth in stock markets. The second measure was included to ensure that awards will only vest if there has been a clear improvement in the Company's underlying performance over the relevant period.

The composition of the TSR sectoral peer group will not change for awards to be made in 2006. It comprises:

Boeing	Cobham
Dassault Aviation	EADS
Embraer PN	Finmeccanica
General Dynamics	GKN
Goodrich	Honeywell International
Lockheed Martin	Northrop Grumman
Raytheon	Rockwell Collins
Rolls-Royce	Smiths Group
Thales	United Technologies

Restricted Share Plan
The Restricted Share Plan (RSP) has historically acted as a share based extension of the Annual Bonus Plan in that executive directors who participate in the annual bonus scheme may be given the option of taking any net cash bonus paid partly or wholly in shares through the RSP. If an election is made to take shares through the RSP, they are held in trust for a period of three years after which the Company awards the individual an equal number of shares (the 'Matching Shares') provided the individual normally remains in the Company's employment at the vesting date. Where executive directors have elected to use such bonuses through the RSP, details of the shares held are set out in Table B on page 69.

The matching award of shares has not in the past been subject to any performance criteria as the RSP was designed to retain key staff and to encourage executives to re-invest in company shares the cash bonuses that they had earned under the bonus plan, which was itself based on performance criteria.

The RSP will operate in the way set out above in 2006 in respect of 2005 bonuses but, subject to shareholder approval at the 2006 AGM, will be replaced by a new Share Matching Plan which will operate from 2007 as a stand-alone investment plan with performance conditions attached to the Matching Shares. Further information on these changes are set out on page 60 of this report.

Share Incentive Plan
During 2005 the UK executive directors were eligible to participate in the all-employee free shares element of the Share Incentive Plan. As a result of the Company's performance in 2005, all eligible employees (including the UK executive directors) will be entitled to receive shares worth £418. A similar arrangement operates for eligible non-UK employees on a cash or shares basis depending on local tax and security laws.

In 2005 the Company introduced a share purchase arrangement (Partnership Shares) under the Share Incentive Plan which replaced the SAYE Share Option Scheme. Under this arrangement, UK based employees (including executive directors) may purchase ordinary shares in BAE Systems by either monthly investments of between £10 and £125 a month, or lump sum investments of between £10 and £1,500 in a tax year, both limited to 10% of salary if less.

Dividends paid in respect of the shares in the Share Incentive Plan for UK based employees are reinvested as Dividend Shares.

Impact of International Financial Reporting Standards (IFRS)

The Committee has reviewed the impact of the changes in the accounting standard from UK GAAP to IFRS on the performance targets and all bonus targets for 2005 were restated onto an IFRS basis.

The Committee has also reviewed the impact on EPS figures used for setting the performance condition for the share option plans to ensure that the EPS figures for comparative years are measured on a consistent basis. The Committee has agreed to adjust the EPS figures for 2003 and before by increasing them by 2.3%, this being the impact of moving from UK GAAP to IFRS on the 2004 EPS. As a result of this change, it is anticipated that it will be no less difficult to achieve any of the performance conditions relating to outstanding options still subject to performance conditions.

Dilution of share capital

The Committee has agreed that, in respect of new issue or treasury shares, shares representing no more than 1% of the Company's issued share capital will be used in any one financial year for the grant of options under all employee share schemes. The table below sets out the available dilution capacity for the Company's employee share schemes based on the limits set out in the rules of those schemes.

Dilution capacity

	2005
Total issued share capital as at 31 December 2005	**3,218.7m**
All schemes:	
10% in any consecutive 10 years	**321.8m**
Remaining headroom	**163.3m**
Executive schemes:	
5% in any consecutive 10 years	**160.9m**
Remaining headroom	**86.7m**

The number of ordinary shares in issue at 31 December 2005 was 3,218,734,116 and the number of shares granted under option during 2005 totalled 10,569,483 (0.33% of the total shares in issue).

Personal shareholding policy

The Committee has agreed a policy whereby all executive directors are required to establish and maintain a minimum personal shareholding equal to 200% of base salary. As a minimum a holding equal to 100% of base salary must be achieved as quickly as possible using shares vesting or options exercised through the executive share option schemes or long-term incentive schemes, by using 50% of the shares that vest or 50% of the options which are exercised on each occasion. Thereafter executive directors are required to increase their personal shareholding gradually, on each occasion using 25% of the shares that vest or 25% of the options exercised each year, until a personal shareholding equal to 200% of annual salary is achieved and maintained.

These limits are reviewed periodically. Details of the directors' personal shareholdings are shown in Table A on page 68.

Value at 31 December 2005 of £100 investment at 31 December 2000


£125
£100
£75
£50
£25
0
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
BAE Systems plc
FTSE 100 Index

This graph shows the value, by 31 December 2005, of £100 invested in BAE Systems on 31 December 2000 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

The graph, which has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985, shows the total shareholder return for a holding in the Company's ordinary shares for the period 2000-2005 relative to a holding of shares representing the FTSE 100. The FTSE 100 is considered to be an appropriate comparator for this purpose as it is a broad equity market index. As BAE Systems is a constituent member of the FTSE 100, it was deemed to be the most appropriate general UK equity index.

Value at 31 December 2005 of £100 investment


£400
£300
£200
£100
£0
2001
2002
2003
2004
2005
Investment made 1 January
BAE Systems plc
FTSE 100 Index
Aerospace and Defence Comparator Group
Executive Pay Review Comparator Group

The graph above shows the value shareholders have achieved by their investment in BAE Systems over recent years as compared to (i) the FTSE 100 Index, (ii) the companies forming the sectoral peer group for the BAE Systems Performance Share Plan, and (iii) the companies forming the comparator group for the 2005 executive pay review. The graph depicts the value for BAE Systems and the comparators at the end of 2005 of a single £100 investment made at the beginning of each of the last five years.

Post-retirement benefits
The executive directors of the Company are members of Group pension schemes and have a normal retirement age of 60, except Michael Lester and Mark Ronald who had normal retirement ages of 62 and are already in receipt of their pensions.

UK pension benefits – current arrangements
The pension schemes for the UK based directors are designed to produce a target pension of two-thirds of final pensionable earnings if potential service is 20 or more years. Final pensionable earnings is basic salary averaged over the last 12 months prior to leaving service. Pensions can be paid before normal retirement age, subject to the consent of the Company and the pension scheme trustees. These schemes also provide a lump sum death benefit equal to four times basic salary at date of death, and a spouse's pension equal to two-thirds of the prospective pension at normal retirement age or, once retired, of the actual pension in payment (before any lump sum commutation). Children's allowances are also payable, usually up to the age of 18, upon death in service or death in retirement. If directors leave the Company's employment with a deferred pension and die after age 50 but before the pension has commenced, a lump sum benefit is paid equal to five times the annual rate of pension that would have been paid had the deferred pension commenced immediately before date of death. If a director dies with a deferred pension before age 50, a refund of his contributions will be paid and a pension will be paid to his legal spouse in line with the rules of the scheme for all employees. Pensions are increased annually by the rise in the Retail Prices Index subject to a maximum increase of 5% per year. Directors pay contributions at the same rate as all other employees participating in schemes.

Of the executive directors, George Rose is affected by the HM Revenue and Customs (HMRC) earnings cap on approved pensions and has an unapproved (i.e. non-tax qualified) pension arrangement to top up his benefits from the approved scheme. This is designed so that the total pension from all sources will be broadly in line with the pension he would have received from the Group pension schemes had he not been subject to the earnings cap. Further information paid by the Company in respect of these arrangements is included in the notes to Table F on page 74.

Under the rules of the relevant scheme, Michael Lester commenced his pension in 2002 having reached normal retirement age. He has not accrued further benefits since retiring other than pension increases awarded to all pensioner members of his pension scheme.

UK pension benefits – arrangements coming into force from 6 April 2006:
The Company has been in consultation with UK employee representatives and National Trade Union Officials to address its UK pension scheme deficits and proposals are being put to the trustees of the Main Pension Scheme following the support shown by a recent Trade Union Consultative ballot and a survey carried out by the Company on measures to be taken in respect of the Main Pension Scheme. These measures include changes to benefits in respect of future service accrual. All changes, which at the date of this report remain subject to approval by the trustees of the Main Pension Scheme, will apply to the pension arrangements of the executive directors who are active members of that scheme (i.e. each of the UK based executive directors except Michael Lester). Consultations with employee representatives and National Trade Union Officials are continuing in respect of the resolution of deficit issues in relation to the other UK pension schemes (including that of which Michael Lester is a pensioner member).

As set out on page 60, the Committee has agreed its approach to UK executive pension arrangements in the light of the new tax rules which come into effect from April 2006. These arrangements will apply to all UK executives who reach the Lifetime Allowance, including the UK executive directors.

As explained above and in the notes to Table F on page 74, George Rose's unapproved pension arrangement is partly funded and partly unfunded. As a result of the tax changes coming into force on 6 April 2006, all benefits in respect of service after April 2006 can be paid from the approved schemes without reference to an earnings cap. The Company's treatment of individuals in this position (including George Rose) will be to make a one-off contribution (where necessary) to the unapproved arrangement to fund it fully to a target level for service up to April 2006. By agreement with the affected individuals, the Company will then cease to make any further contributions to the unapproved arrangement. The individuals affected will be given the option, if they so wish, to transfer their unapproved arrangement into the approved schemes after April 2006 so that the approved schemes provide the benefits in respect of all their service based on uncapped earnings.

US pension benefits
Mark Ronald is covered by the Company's US pension arrangements and the non-qualified supplemental arrangements in place under his contract. He commenced his non-qualified pension in 2004 having reached his normal retirement age. This forms the majority of his entitlement. His remaining entitlement from the qualified plan will commence when he leaves service. In line with the rules of the US arrangements, it is not envisaged that the pensions will be increased once in payment. Death benefits under the plans are provided by a pension continuation to his spouse or dependants in accordance with specific payments from each scheme.

Details of post-retirement benefits for each of the executive directors are shown in Table F on page 74 and are calculated in accordance with the requirements of Schedule 7A to the Companies Act 1985.

Other benefits
Other benefits provided to the executive directors include a car allowance, cash allowance for medical examination and, where appropriate, second residence support allowance. As previously reported, having recognised the need for the Chief Executive to spend a substantial amount of time in central London on Company business, the Committee agreed to make a second residence support allowance to Mike Turner in line with group policy and the final payment of £25,000 of this allowance was made in 2005 (2004 £25,000).

Executive directors' service contracts

It is the Committee's policy that executive directors should normally have service contracts that provide for the Company to give the individual 12 months' notice of termination. This policy has been chosen because it provides a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the Company in the event of the termination of a contract. The executive directors have service contracts with group companies; details of these contracts are as follows:

	Date of contract	Unexpired term	Notice period
Chris Geoghegan	10 July 2002 (amended 15 January 2004 and 13 October 2005)	12 months	12 months either party
Michael Lester	26 November 1999 (amended 28 March 2002, 8 January 2003, 8 December 2003, 15 January 2004, 9 August 2004, 14 October 2005 and 5 December 2005)	312 days*	12 months either party
Steve Mogford	6 April 2000 (amended 15 January 2004 and 28 October 2005)	12 months	12 months either party
Mark Ronald	17 April 2002 (amended 17 September 2003, 27 January 2004, 1 August 2004, 5 September 2005 and 16 February 2006)	312 days*	12 months either party
George Rose	16 November 1998 (amended 3 December 1999, 15 January 2004 and 17 October 2005)	12 months	12 months from the Company, 6 months from the individual
Mike Turner	22 February 1994 (amended 30 May 1995, 3 December 1999, 8 May 2002, 15 January 2004 and 14 October 2005)	12 months	12 months from the Company, 6 months from the individual

*as at 22 February 2006

In the event of the termination of an executive director's contract it is the Committee's policy to seek to limit any payment made in lieu of notice to a payment equal to the amount of one year's basic salary. The service contracts for all of the executive directors contain specific provisions to the effect that the Company has the right to pay a sum equivalent to 12 months' salary in the event of the Company terminating their contracts for reasons other than gross misconduct. No executive director has provisions in his service contract that relate to a change of control of the Company (and neither does the Chairman nor the non-executive directors in their respective letters of appointment). Under the terms of his contract Mark Ronald is entitled to compensation of a lump sum equal to 12 months' salary, and the continuance of medical benefits for 18 months, if his contract is terminated by BAE Systems, Inc., his directorship of the parent company ceases, or his contract is not renewed at the end of its rolling one-year term.

Policy on external board appointments

The long-standing policy of allowing executive directors to hold external non-BAE Systems related non-executive directorships with the prior approval of the Committee will continue. The Committee considers that external directorships provide the Company's senior executives with valuable experience that is of benefit to BAE Systems. It is also considered appropriate for BAE Systems, as a FTSE 100 company, to contribute to the pool of non-executive expertise available for the benefit of the wider business community, thereby reciprocating the benefit which it in turn has received from other organisations which have permitted members of their senior management teams to serve in a non-executive capacity on the BAE Systems Board. The Committee believes that it is reasonable for the individual executive director to retain any fees received from such non-executive appointments given the additional personal responsibility that this entails. Such fees retained by the executive directors in 2005 were as follows: Michael Lester: £33,000; George Rose: £63,125; and Mike Turner: £30,250.

Chairman's appointment, term and fees

Dick Olver was appointed Chairman on 1 July 2004. His appointment is for an initial fixed three year term with effect from 17 May 2004 (the date that he was appointed to the Board as a non-executive director) and is documented in a letter of appointment which is not a contract of employment. He is required to devote no fewer than two days a week to his duties as Chairman, unless terminated earlier in accordance with the Company's Articles of Association, or by either party giving the other not less than six months' prior written notice. The Nominations Committee will review his appointment prior to the end of the three year term and will, if appropriate (and subject to the agreement of Mr Olver), recommend to the Board that he be invited to serve for an additional period. His appointment as Chairman will automatically terminate if he ceases to be a director of the Company. His fee, which has been set by the Remuneration Committee at £500,000 per annum, will not be subject to review during the initial three year term.

Non-executive directors' appointment, terms and fees

The non-executive directors do not have service contracts but do have letters of appointment detailing the basis of their appointment. The dates of their original appointment are shown in the table below:

Non-executive director	Date of appointment	Expiry of current term*
Sue Birley	22.11.2000	21.11.2006
Ulrich Cartellieri	01.12.1999	31.12.2007
Phil Carroll	07.09.2005	06.09.2008
Michael Hartnall	10.06.2003	09.06.2006
Sir Peter Mason	22.01.2003	21.01.2009
Michael Portillo	11.09.2002	10.09.2008
Roberto Quarta	07.09.2005	06.09.2008
Peter Weinberg	16.06.2005	15.06.2008

*subject to re-election at the AGM following their appointment and subsequently at intervals of no more than three years in accordance with the Company's Articles of Association

Non-executive directors are normally appointed for two consecutive three year terms subject to review after the end of the first three year period and with any third term of three years being subject to rigorous review and taking into account the need progressively to refresh the Board. They do not have periods of notice and the Company has no obligation to pay compensation when their appointment terminates. They are subject to re-election at the AGM following their appointment and subsequently at intervals of no more than three years.

Lord Hesketh retired from the Board at the conclusion of the 2005 AGM on 4 May 2005, having originally been appointed to the Board on 1 January 1994.

The letters of appointment for non-executive directors detail the amount of time it is anticipated that the individual will need to devote to his or her duties as a director. Non-executive directors are proposed by the Nominations Committee and are appointed by the Board on the basis of their experience to provide independent judgement on issues of strategy, performance, resources and standards of conduct. The level of their fees is set after reviewing practice in other comparable companies.

Fees payable to non-executive directors are agreed by the Non-Executive Directors' Fees Committee. Non-executive directors are paid a fee reflecting the time commitment required of the director. The fee level for the chairmen of the Audit, Corporate Responsibility and Remuneration Committees, and for the Senior Independent Director, reflects their additional responsibilities and workload.

Details of the non-executive directors' fees in 2005 are shown in Table E on page 73.

The fees payable to the non-executive directors were reviewed in January 2006 and the following fee structure was agreed for 2006 to reflect the various responsibilities of the individual directors: a fee of £70,000 for the chairman of the Audit Committee; a fee of £65,000 for each of the chairman of the Remuneration Committee, the chairman of the Corporate Responsibility Committee, and the Senior Independent Director; and a fee of £50,000 for each of the other non-executive directors. In addition, a transatlantic meeting allowance of £4,000 will continue to be payable to non-executive directors: this takes into account the additional time commitment required by the European based non-executive directors to attend board meetings in the US and similarly the commitment of US based non-executive directors to attend board meetings in Europe.

By order of the Board

Dick Olver
Chairman

22 February 2006

Table A

As at 31 December 2005, the directors of the Company and their families had the following beneficial and non-beneficial interests in the Company's securities. There have been no changes in the interests of the directors between 31 December 2005 and 22 February 2006 with the exception of the interests of Steve Mogford who has acquired an additional 58 ordinary shares since 31 December 2005 under the partnership shares element of the Share Incentive Plan. At the date of approval of this report, his total beneficial shareholding stood at 127,927 ordinary shares.

Directors' interests

	As at 1 January 2005*				As at 31 December 2005**			
	Ordinary shares	Options	Restricted Share Plan	Performance Share Plan	Ordinary shares	Options	Restricted Share Plan	Performance Share Plan
Prof S Birley	2,925	–	–	–	2,925	–	–	–
P J Carroll[1]	–	–	–	–	–	–	–	–
Dr U Cartellieri	–	–	–	–	–	–	–	–
C V Geoghegan	109,434	1,111,206	33,232	444,443	141,016	1,363,186	42,764	613,003
M J Hartnall	20,000	–	–	–	20,000	–	–	–
Lord Hesketh[2]	6,000	–	–	–	6,000	–	–	–
M Lester	559,784	1,626,193	67,031	549,146	616,553	1,931,908	87,937	753,691
Sir Peter Mason	25,000	–	–	–	25,000	–	–	–
S L Mogford	113,962	1,322,206	12,669	444,443	127,869	1,572,757	–	613,003
R L Olver	40,000	–	–	–	40,000	–	–	–
Rt Hon M Portillo	–	–	–	–	–	–	–	–
R Quarta[1]	–	–	–	–	–	–	–	–
M H Ronald	215,081	1,339,179	41,422	473,476	255,587	1,618,677	81,928	659,808
G W Rose	277,872	1,502,082	14,996	490,593	354,831	1,728,860	33,971	679,986
M J Turner	378,027	1,808,787	116,213	755,626	419,646	2,262,728	137,924	1,058,656
P A Weinberg[3]	–	–	–	–	–	–	–	–

* or upon appointment

** or upon ceasing to be a director of the Company

[1] appointed on 7 September 2005

[2] retired as a director on 4 May 2005

[3] appointed on 16 June 2005

Michael Lester holds a non-beneficial interest in 200,000 (2004 200,000) ordinary shares.

The executive directors, in common with all employees of the Company, have an interest in the unallocated shares held in employee share ownership trusts. As at 31 December 2005, 702,481 (2004 1,768,589) such shares were held in the ESOP trust, 80,111 (2004 345,565) (82,035 as at the date of this report) shares in the Profit Sharing Scheme trust, and 103,158 (2004 nil) (109,274 as at the date of this report) shares in the Share Incentive Plan trust.

It is the Company's policy not to seek to exercise voting rights on shares held in the employee trusts other than on the direction of the underlying beneficiaries.

Information subject to audit

The auditors are required to report on the information contained in Tables B, C, D, E and F on pages 69 to 74.

The Company's register of directors' interests (which is open to inspection) contains full details of directors' share interests. Details of directors' interests in the share option schemes and long-term incentive plans are shown in Tables B, C and D. The figures in the tables that form part of this report have been calculated by reference to a mid-market price for the Company's ordinary shares at 31 December 2005 of 381.75p (2004 230.5p). The range during 2005 was 224.5p to 388p.

Table B
Long-term incentive plans
Restricted Share Plan – Awards granted and vested in 2005

	1 January 2005	Awarded during the year	Vested during the year	31 December 2005	In respect of shares vested during the year: Date of award	Market price at date of award £	Date of vesting	Market price on vesting £
C V Geoghegan	33,232	22,770	13,238	42,764	28.03.02	3.28	28.03.05	2.62
M Lester	67,031	37,950	17,044	87,937	28.03.02	3.28	28.03.05	2.62
S L Mogford	12,669	–	12,669	–	28.03.02	3.28	28.03.05	2.62
M H Ronald	41,422	40,506	–	81,928	–	–	–	–
G W Rose	14,996	18,975	–	33,971	–	–	–	–
M J Turner	116,213	37,950	16,239	137,924	28.03.02	3.28	28.03.05	2.62

The market price for awards made in 2005 was £2.63. The 2005 awards were granted on 24 March 2005 and vest on 24 March 2008. Awards made under the rules of the Restricted Share Plan are not subject to performance conditions.

The aggregate net value of assets received by directors in 2005 from long-term incentive plans, as calculated at the date of vesting, was £155,078 (2004 £210,296 as calculated at the date of vesting).

Table C
Directors' Share Options
Executive Share Option Plan

	1 January 2005	Granted during the year	Exercised during the year	31 December 2005
C V Geoghegan	1,107,881	252,840	–	1,360,721
M Lester	1,623,060	306,818	–	1,929,878
S L Mogford	1,318,705	252,840	–	1,571,545
M H Ronald	1,339,179	279,498	–	1,618,677
G W Rose	1,500,787	284,090	56,452	1,728,425
M J Turner	1,804,654	454,545	–	2,259,199

The BAE Systems Executive Share Option Plan has been used to grant options to the executive directors since 2001. The performance conditions applying to the grants of options made in 2001-2004 are the same as for grants to be made in 2006, as set out on page 62 of this report, with the exception of the re-testing provision: for grants made between 2001-2003, where the original three year performance is not met, performance is re-tested at the end of years four and five against the full period from grant; for grants made in 2004, where the original performance target is not met, performance is re-tested at the end of year five against the full period from grant. In all these cases the option will lapse in year five if the targets have not been achieved. The performance conditions applying to the grants of options made in 2005 are the same as for grants to be made in 2006, as set out on page 62 of this report; there is no re-testing of performance for grants made in 2005 and beyond.

On completion of the BAE/MES merger in 1999, options were granted to executive directors under the predecessor Executive Share Option Scheme. Options granted to Michael Lester and Mark Ronald in 1999 can only be exercised if the pre-exceptional EPS for any three-year period exceeded the sum of inflation for that period and a real growth requirement of 9% is achieved. Options granted to the other executive directors in 1999 (which partially vested in 2004 as reported last year) were conditional on the satisfaction of a special performance condition based on the achievement of cost savings of the merger integration process over the three-year performance period commencing on 1 January 2000.

A breakdown of options held by executive directors under the Executive Share Option Plan is given overleaf.

The breakdown of the options held by executive directors under the Executive Share Option Plan is as follows:

	1 January 2005	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2005	Exercise price £	Date of grant	Date of exercise	Date from which exercisable*	Expiry date
C V Geoghegan	118,090	–	–	–	118,090	3.98	03.05.00	–	03.05.03	03.05.10
	113,636	–	–	–	113,636	3.30	23.05.01	–	23.05.04	23.05.11
	89,552	–	–	–	89,552	3.35	03.04.02	–	03.04.05	03.04.12
	119,938	–	–	–	119,938	3.26	22.10.02	–	22.10.05	22.10.12
	351,218	–	–	–	351,218	1.72	30.09.03	–	30.09.06	30.09.13
	315,447	–	–	–	315,447	2.01	30.03.04	–	30.03.07	30.03.14
	–	252,840	–	–	252,840	2.64	24.03.05	–	24.03.08	24.03.15
Total	**1,107,881**	**252,840**	**–**	**–**	**1,360,721**					
M Lester	223,800	–	–	–	223,800	4.21	20.12.99	–	20.12.02	20.12.09
	284,795	–	–	–	284,795	3.42	04.05.01	–	04.05.04	04.05.11
	290,746	–	–	–	290,746	3.35	03.04.02	–	03.04.05	03.04.12
	437,451	–	–	–	437,451	1.72	30.09.03	–	30.09.06	30.09.13
	386,268	–	–	–	386,268	2.01	30.03.04	–	30.03.07	30.03.14
	–	306,818	–	–	306,818	2.64	24.03.05	–	24.03.08	24.03.15
Total	**1,623,060**	**306,818**	**–**	**–**	**1,929,878**					
S L Mogford	54,556	–	–	–	54,556	2.75	02.10.96	–	02.10.99	02.10.06
	64,415	–	–	–	64,415	4.21	20.12.99	–	20.12.02	20.12.09
	87,940	–	–	–	87,940	3.98	03.05.00	–	03.05.03	03.05.10
	211,696	–	–	–	211,696	3.42	04.05.01	–	04.05.04	04.05.11
	233,433	–	–	–	233,433	3.35	03.04.02	–	03.04.05	03.04.12
	351,218	–	–	–	351,218	1.72	30.09.03	–	30.09.06	30.09.13
	315,447	–	–	–	315,447	2.01	30.03.04	–	30.03.07	30.03.14
	–	252,840	–	–	252,840	2.64	24.03.05	–	24.03.08	24.03.15
Total	**1,318,705**	**252,840**	**–**	**–**	**1,571,545**					
M H Ronald	159,952	–	–	–	159,952	4.21	20.12.99	–	20.12.02	20.12.09
	172,577	–	–	–	172,577	3.30	23.05.01	–	23.05.04	23.05.11
	296,435	–	–	–	296,435	3.35	03.04.02	–	03.04.05	03.04.12
	384,583	–	–	–	384,583	1.72	30.09.03	–	30.09.06	30.09.13
	325,632	–	–	–	325,632	2.01	30.03.04	–	30.03.07	30.03.14
	–	255,531	–	–	255,531	2.64	24.03.05	–	24.03.08	24.03.15
	–	23,967	–	–	23,967	3.56	22.12.05	–	22.12.08	22.12.15
Total	**1,339,179**	**279,498**	**–**	**–**	**1,618,677**					
G W Rose	56,452	–	56,452	–	–	1.86	05.10.95	05.10.05	05.10.98	05.10.05
	79,233	–	–	–	79,233	3.29	06.10.98	–	06.10.01	06.10.08
	115,125	–	–	–	115,125	4.21	20.12.99	–	20.12.02	20.12.09
	254,386	–	–	–	254,386	3.42	04.05.01	–	04.05.04	04.05.11
	259,701	–	–	–	259,701	3.35	03.04.02	–	03.04.05	03.04.12
	390,741	–	–	–	390,741	1.72	30.09.03	–	30.09.06	30.09.13
	345,149	–	–	–	345,149	2.01	30.03.04	–	30.03.07	30.03.14
	–	284,090	–	–	284,090	2.64	24.03.05	–	24.03.08	24.03.15
Total	**1,500,787**	**284,090**	**56,452**	**–**	**1,728,425**					
M J Turner	122,855	–	–	–	122,855	4.21	20.12.99	–	20.12.02	20.12.09
	271,345	–	–	–	271,345	3.42	04.05.01	–	04.05.04	04.05.11
	277,015	–	–	–	277,015	3.35	03.04.02	–	03.04.05	03.04.12
	588,663	–	–	–	588,663	1.72	30.09.03	–	30.09.06	30.09.13
	544,776	–	–	–	544,776	2.01	30.03.04	–	30.03.07	30.03.14
	–	454,545	–	–	454,545	2.64	24.03.05	–	24.03.08	24.03.15
Total	**1,804,654**	**454,545**	**–**	**–**	**2,259,199**					

* subject to performance condition

The maximum duration for the grant of an option under the Executive Share Option Plan is ten years.

SAYE Share Option Scheme

	1 January 2005	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2005
C V Geoghegan	3,325	–	860	–	2,465
M Lester	3,133	–	1,103	–	2,030
S L Mogford	3,501	–	860	1,429	1,212
G W Rose	1,295	–	860	–	435
M J Turner	4,133	–	604	–	3,529

The exercise of options under the SAYE Share Option Scheme is not subject to the satisfaction of any performance conditions.

The breakdown of the options held by executive directors under the SAYE Share Option Scheme is as follows:

	1 January 2005	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2005	Exercise price £	Date of grant	Date of exercise or lapse	Date from which exercisable	Expiry date
C V Geoghegan	2,030	–	–	–	2,030	2.56	18.04.01	–	01.06.06	01.12.06
	860	–	860	–	–	2.56	09.04.02	01.06.05	01.06.05	01.12.05
	435	–	–	–	435	1.56	20.04.04	–	01.06.07	01.12.07
Total	**3,325**	**–**	**860**	**–**	**2,465**					
M Lester	1,103	–	1,103	–	–	2.57	11.04.00	15.06.05	01.06.05	01.12.05
	2,030	–	–	–	2,030	2.56	18.04.01	–	01.06.06	01.12.06
Total	**3,133**	**–**	**1,103**	**–**	**2,030**					
S L Mogford	1,429	–	–	1,429	–	3.21	28.10.99	01.06.05	01.12.04	01.06.05
	1,212	–	–	–	1,212	2.56	18.04.01	–	01.06.06	01.12.06
	860	–	860	–	–	2.56	09.04.02	01.06.05	01.06.05	01.12.05
Total	**3,501**	**–**	**860**	**1,429**	**1,212**					
G W Rose	860	–	860	–	–	2.56	09.04.02	08.06.05	01.06.05	01.12.05
	435	–	–	–	435	1.56	20.04.04	–	01.06.07	01.12.07
Total	**1,295**	**–**	**860**	**–**	**435**					
M J Turner	604	–	604	–	–	2.57	11.04.00	22.06.05	01.06.05	01.12.05
	2,030	–	–	–	2,030	2.56	18.04.01	–	01.06.06	01.12.06
	1,499	–	–	–	1,499	2.56	09.04.02	–	01.06.07	01.12.07
Total	**4,133**	**–**	**604**	**–**	**3,529**					

Performance Share Plan

	1 January 2005	Granted during the year	Exercised during the year	31 December 2005
C V Geoghegan	444,443	168,560	–	613,003
M Lester	549,146	204,545	–	753,691
S L Mogford	444,443	168,560	–	613,003
M H Ronald	473,476	186,332	–	659,808
G W Rose	490,593	189,393	–	679,986
M J Turner	755,626	303,030	–	1,058,656

Performance conditions for the awards made in 2003-2005 are the same as for awards to be made in 2006 as set out on page 63 of this report.

A breakdown of options held by executive directors under the Performance Share Plan is given overleaf.

The breakdown of the options held by executive directors under the Performance Share Plan is as follows:

		1 January 2005	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2005	Date of grant	Date of exercise or lapse	Date from which exercisable*	Expiry date
C V Geoghegan		234,145	–	–	–	234,145	30.09.03	–	30.09.06	30.09.10
		210,298	–	–	–	210,298	30.03.04	–	30.03.07	30.03.11
		–	168,560	–	–	168,560	24.03.05	–	24.03.08	24.03.12
	Total	**444,443**	**168,560**	**–**	**–**	**613,003**				
M Lester		291,634	–	–	–	291,634	30.09.03	–	30.09.06	30.09.10
		257,512	–	–	–	257,512	30.03.04	–	30.03.07	30.03.11
		–	204,545	–	–	204,545	24.03.05	–	24.03.08	24.03.12
	Total	**549,146**	**204,545**	**–**	**–**	**753,691**				
S L Mogford		234,145	–	–	–	234,145	30.09.03	–	30.09.06	30.09.10
		210,298	–	–	–	210,298	30.03.04	–	30.03.07	30.03.11
		–	168,560	–	–	168,560	24.03.05	–	24.03.08	24.03.12
	Total	**444,443**	**168,560**	**–**	**–**	**613,003**				
M H Ronald		256,388	–	–	–	256,388	30.09.03	–	30.09.06	30.09.10
		217,088	–	–	–	217,088	30.03.04	–	30.03.07	30.03.11
		–	170,354	–	–	170,354	24.03.05	–	24.03.08	24.03.12
		–	15,978	–	–	15,978	22.12.05	–	22.12.08	22.12.12
	Total	**473,476**	**186,332**	**–**	**–**	**659,808**				
G W Rose		260,494	–	–	–	260,494	30.09.03	–	30.09.06	30.09.10
		230,099	–	–	–	230,099	30.03.04	–	30.03.07	30.03.11
		–	189,393	–	–	189,393	24.03.05	–	24.03.08	24.03.12
	Total	**490,593**	**189,393**	**–**	**–**	**679,986**				
M J Turner		392,442	–	–	–	392,442	30.09.03	–	30.09.06	30.09.10
		363,184	–	–	–	363,184	30.03.04	–	30.03.07	30.03.11
		–	303,030	–	–	303,030	24.03.05	–	24.03.08	24.03.12
	Total	**755,626**	**303,030**	**–**	**–**	**1,058,656**				

* subject to performance conditions

The terms and conditions of the options detailed on pages 69 to 72 were not varied during the period 1 January 2005 to 31 December 2005.

The mid-market price for the Company's ordinary shares at 31 December 2005 was 381.75p (2004 230.5p). The range during the year was 224.5p to 388p.

Table D
Options exercised during 2005

	Date of exercise	Number of options exercised	Number of shares sold on exercise	Realised gain on sold shares £	Unrealised gain on retained shares £	Price of option £	Market price on exercise £	Market price at year end £	Date option first exercisable	Date option would have lapsed
C V Geoghegan	01.06.05	860	–	–	148	2.56	2.7325	3.8175	01.06.05	01.12.05
M Lester	15.06.05	1,103	–	–	237	2.57	2.785	3.8175	01.06.05	01.12.05
S L Mogford	01.06.05	860	–	–	148	2.56	2.7325	3.8175	01.06.05	01.12.05
G W Rose	08.06.05	860	–	–	168	2.56	2.755	3.8175	01.06.05	01.12.05
	05.10.05	56,452	–	–	84,255	1.86	3.3525	3.8175	05.10.98	05.10.05
M J Turner	22.06.05	604	–	–	154	2.57	2.825	3.8175	01.06.05	01.12.05

The aggregate amount of gains made by directors from the exercise of share options in 2005, as calculated at the date of exercise, was £85,110 (2004 £81,272 as calculated at the date of exercise).

Table E
Directors' remuneration

	2005					2004				
	Basic salary £'000	**Fees £'000**	**Bonus £'000**	**Benefits £'000**	**Total £'000**	Basic salary £'000	Fees £'000	Bonus £'000	Benefits £'000	Total £'000
Chairman										
R L Olver	–	**500**	–	**5**	**505**	–	256	–	1	257
Executive directors										
C V Geoghegan	**445**	–	**423**	**25**	**893**	423	–	399	20	842
M Lester	**540**	–	**529**	**31**	**1,100**	518	–	489	23	1,030
S L Mogford	**445**	–	**441**	**24**	**910**	423	–	414	13	850
M H Ronald	**495**	–	**744**	**32**	**1,271**	433	–	637	26	1,096
G W Rose	**500**	–	**495**	**27**	**1,022**	463	–	446	19	928
M J Turner	**800**	–	**792**	**46**	**1,638**	730	–	712	44	1,486
Non-executive directors										
Prof S Birley	–	**63**	–	–	**63**	–	55	–	–	55
P J Carroll*	–	**18**	–	–	**18**	n/a	n/a	n/a	n/a	n/a
Dr U Cartellieri	–	**53**	–	–	**53**	–	45	–	–	45
M J Hartnall	–	**73**	–	–	**73**	–	65	–	–	65
Sir Peter Mason	–	**63**	–	–	**63**	–	55	–	–	55
Rt Hon M Portillo	–	**53**	–	–	**53**	–	45	–	–	45
R Quarta[1]	–	**18**	–	–	**18**	n/a	n/a	n/a	n/a	n/a
P A Weinberg[1]	–	**34**	–	–	**34**	n/a	n/a	n/a	n/a	n/a
Past directors										
Sir Richard Evans[2]	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	200	–	–	8	208
Lord Hesketh[3]	–	**16**	–	–	**16**	–	45	–	–	45
P Scaroni[2]	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	–	7	–	–	7
	3,225	**891**	**3,424**	**190**	**7,730**	3,190	573	3,097	154	7,014

[1] appointed during the year
[2] retired in 2004
[3] retired during the year

All emoluments and compensation paid to the directors during the year are shown above. Where the individual was appointed during the year the amount shown is for the period from appointment.

The benefits received by the UK based executive directors were cash allowances for a medical and the provision of a car, the taxable benefit of any private use of a chauffeur, and support in relation to second residence where applicable. The benefits received by Mark Ronald, the US based executive director, were a cash allowance for a car, medical examination and dental benefits, and insured life and disability benefits. The benefit received by the Chairman, Dick Olver, was the taxable benefit relating to private use of a chauffeur.

The fees payable to the non-executive directors during 2005 comprised a fee of £65,000 for the chairman of the Audit Committee; a fee of £55,000 for the chairman of the Remuneration Committee, the chairman of the Corporate Responsibility Committee, and the Senior Independent Director; and a fee of £45,000 for each of the other non-executive directors. In addition, a transatlantic meeting allowance of £4,000 per meeting was paid to European based non-executive directors attending board meetings in the US and to US based non-executive directors attending board meetings in Europe.

Sir Charles Masefield retired as a director on 28 February 2003 and remains employed by the Company on a part-time basis in an overseas representational role. In 2005 his remuneration was £302,500 (2004 £290,500) and comprised salary and a cash allowance for a car. Sir Richard Evans retired as director and chairman on 30 June 2004 and remains employed by the Company in a part-time customer relationship role. In 2005 his remuneration was £303,000 (2004 £156,167 for the period 1 July 2004 to 31 December 2004) and comprised salary and a cash allowance for a car.

There were no other payments to former directors during the year other than the payment to Richard Lapthorne referred to in the notes to Table F on page 74.

Table F
Post-retirement benefits

	Age	NRA*	Accrued pension at 31 December 2005 £ per annum	Increase in accrued benefits £ per annum	Change in accrued pension after allowing for inflation £ per annum	Transfer value at 1 January 2005[1] £	Transfer value at 31 December 2005 £	Director's contributions £	Increase in transfer value less director's contributions £
C V Geoghegan	51	60	241,043	19,124	12,311	2,720,566	2,947,733	39,750	187,417
S L Mogford	49	60	216,281	18,111	12,027	2,233,452	2,374,257	39,750	101,055
G W Rose[2]	53	60	233,335	32,301	26,129	2,735,402	3,243,501	14,308	493,791
M J Turner	57	60	523,336	57,959	43,672	7,216,640	8,723,438	71,460	1,435,338

*Normal Retirement Age

[1] Transfer values have been calculated in accordance with GN11 issued by the actuarial profession. For UK-based directors the assumptions are the same as those used in the calculation of cash equivalents from the Group's UK pension schemes. With effective from 2005, the actuary has changed the assumptions used to calculate cash equivalents from the UK pension schemes and they are no longer subject to a minimum of the statutory Minimum Funding Requirement basis. This change is in accordance with the latest GN11. The amount of the increase in transfer value arising from the change in assumptions is: Chris Geoghegan £109,264; Steve Mogford £80,193; George Rose £132,674; Mike Turner £420,990.

[2] George Rose's unapproved retirement arrangement is partly funded and partly unfunded. The Company's pension contribution to the funded unapproved retirement arrangement for George Rose in 2005 was £569,378 (2004 £515,089). Of this amount, approximately £377,328 (2004 £339,000) relates to the cost of benefits accruing during the year and approximately £192,000 (2004 £176,000) relates to dealing with investment under-performance prior to 2003. In 2003, the Company decided to deal with the under-performance of the underlying investments over a three-year period, 2003-2005; the third of these payments was made during 2005. This treatment reflects company policy for employees with unapproved arrangements in the same position.

	Age	Actual pension in payment at 31 December 2005 (excluding AVC pension) £ per annum	Increase in pension in payment £ per annum	Transfer value at 1 January 2005 £	Transfer value at 31 December 2005 £	Change in transfer value over the year £	Change in transfer value less director's contributions £
M Lester[3]	65	247,012	7,659	4,542,629	5,016,071	473,442	473,442
M H Ronald[4]	64	410,013	46,756	3,287,430	3,623,981	336,551	336,551

[3] Under the rules of the UK schemes, Michael Lester commenced his pension in 2002 having reached normal retirement age. There has been no further benefit accrual since retiring other than pension increases awarded to all pensioner members of the relevant pension schemes.

[4] Under the rules of his pension arrangements, the majority of Mark Ronald's pension commenced in January 2004 when he reached normal retirement age. The pension in payment includes an accrued pension of $44,839 ($42,104 at 31 December 2004) from the BAE Systems North America Qualified Plan that will commence when he leaves company service. The Qualified Plan is a contributory arrangement. Of the pension in payment, $406,322 is payable up to when he reaches age 72 and $253,242 has a contingent 50% spouse's pension. Mark Ronald continues to participate in a Section 401(k) defined contribution arrangement set up for US employees in which the Company will match employee contributions up to a limit. In 2005 the Company paid contributions of $5,465 (2004 $5,036) into Mark Ronald's 401(k) arrangement.

[5] Mark Ronald's pension is paid in US dollars. Of the change in pension £45,340 is due to currency movements, and £1,416 is due to increases in his accrued pension.

Richard Lapthorne, a former director, has an unfunded pension arrangement. In 2005 the Company paid Richard Lapthorne £87,605 (2004 £84,969) in respect of this arrangement.

Directors' report

The directors of BAE Systems plc present their report, together with the accounts, for the year ended 31 December 2005.

Principal activities

BAE Systems is a group engaged, through its wholly owned subsidiaries and equity accounted investments, in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space. The Company designs, manufactures and supports military aircraft, surface ships, submarines, combat vehicles, radar, avionics, communications, electronics and guided weapon systems. Further details of the principal activities of the Company and likely future developments in the business are set out in the operating and financial review on pages 2 to 41.

Research and development

The Company is engaged in a significant programme of research and development in support of the platforms, systems and services that it provides to its customers. The programme covers a wide range of work and includes performance innovations, improvements to manufacturing techniques, and technology to improve the through-life support of products. A particular priority is research and development into systems integrating both platforms and other systems and also the horizontal integration of systems. The development and demonstration of capabilities in networked systems, and enabling interoperability, is an important area of focus in both the UK and US. Long-term research is undertaken through partnerships with the academic sector and in the Company's Advanced Technology Centre and Systems Engineering Innovation Centre. Application of this research is managed by the Company's business units through business focused research and development programmes. Customers fund directly much of the near term product development work undertaken by the Company. Note 4 to the Group accounts details the amounts spent on research and development in 2005.

Office of Fair Trading undertakings

As a consequence of the merger between British Aerospace and the former GEC-Marconi Electronics Systems businesses in 1999, the Company is required to comply with undertakings given to the Secretary of State for Trade and Industry. Compliance with the undertakings is monitored by an independent compliance officer. Further information regarding the undertakings and the contact details of the compliance officer may be obtained through the Company Secretary at the Company's registered office.

Corporate governance

Disclosures on the application of the principles and compliance with the provisions of the UK's Combined Code can be found on pages 48 to 56.

Treasury policy

The Group's treasury activities are overseen by the Treasury Review Management Committee (TRMC). Three executive directors are members of the TRMC, including the Group Finance Director who chairs the committee. The TRMC also has representatives with legal and taxation expertise.

The Group operates a centralised treasury department that is accountable to the TRMC for managing treasury activities in accordance with the framework of treasury policies and guidelines approved by the Board. An overriding policy is that trading in financial instruments for the purpose of profit generation is prohibited, with all financial instruments being used solely for risk management purposes. Other key policies are:

- to maintain a balance between continuity of funding and flexibility through the use of borrowings with a range of maturities, currencies and fixed/floating rates of interest reflecting the Group risk profile;
- to maintain adequate undrawn committed borrowing facilities;
- to mitigate the exposure to interest rate fluctuations on borrowings and deposits by utilising interest rate swaps, interest rate options and forward rate agreements; and
- to hedge all material firm transactional exposures as well as to manage anticipated economic cash flows over the medium term.

Within this policy framework the treasury department's principal responsibilities are:

- to manage the Group's core funding and liquidity;
- to manage exposure to interest rate movements;
- to manage exposure to foreign currency movements;
- to control and monitor bank credit risk and credit capacity utilisation; and
- to manage the Group's relationship with debt capital market investors, banks and rating agencies.

The treasury department transacts with an extensive range of counterparty banks and financial institutions, and adopts a systematic approach to the control and monitoring of counterparty credit risk. A credit limit is allocated to each counterparty with reference to its relevant credit rating. For internal credit risk purposes, all transactions are marked-to-market and the resultant exposure is allocated against the credit limit.

The Company, through its internal audit department, monitors compliance against the principal policies and guidelines (including the utilisation of credit) and any exceptions found are reported to the TRMC. Further disclosure on financial instruments is set out on in note 32 to the Group accounts.

Supplier payment policy

It is Group policy that each business unit is in compliance with local best practice in the country of operation in respect of supplier payment policies. Agreed payment schedules are maintained provided that the supplier complies with all relevant terms and conditions. It is Group policy that changes to the agreed payment schedule are only made with the prior agreement of the supplier.

The average number of days credit provided in 2005 by suppliers was 38 days (2004 39 days).

Employment

The Group has a programme in place to assist employees to achieve their full potential and to develop the skills necessary to meet the current and future expectations of our customers. The programme focuses on both personal and technological development. All employment policies include a commitment to equal opportunities regardless of sex, race, colour, nationality, ethnic origin, religion, age or disability, subject only to considerations of national security. The Company's policy is to provide, wherever possible, employment opportunities for disabled people and to ensure that disabled people joining the Company and employees who become disabled whilst in our employment benefit from training and career development opportunities. The Company has put into place a number of ways of consulting with employees and providing them with information on the performance of the Company and other matters that affect them. The effectiveness of the communication process is assessed regularly with the aim of ensuring continual improvement so as to provide employees with the information they want by the most effective means.

Employees are actively encouraged to become shareholders in the Company by way of employee share schemes.

Honours

In the UK, the following individuals were honoured in Her Majesty the Queen's 2005 Birthday Honours and 2006 New Year Honours lists:

OBE:	Alison Wood
	Dick Wise
	Alastair McInnes
MBE:	Dr David Ashcroft
	Paul Burns
	Steven John McNair

Share capital

As at 22 February 2006, the Company had been advised of the following significant interests in the issued ordinary share capital of the Company:

FMR Corp and Fidelity International Limited:	7.1%
Franklin Resources, Inc and its affiliates:	5.9921%
Legal and General Investment Management Limited:	3.7%

The Company's Articles of Association contain provisions to the effect that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the Company's issued ordinary share capital.

At the Annual General Meeting (AGM) held on 4 May 2005 the Company was given authority to purchase up to 321,041,924 of its ordinary shares. The authority will expire at the AGM held in 2006. Although no ordinary shares have been purchased by the Company during the period from 4 May 2005 to the date of this report, a special resolution will be put to shareholders at this year's AGM to renew the authority to make market purchases of the Company's shares up to a maximum of 10% of the share capital of the Company.

Results and dividends

Profit for the year was £555m (2004 £3m). The directors propose a final dividend of 6.3p per ordinary share, amounting to £203m (2004 £178m), which together with the interim dividend, amounts to a total annual dividend of 10.3p per ordinary share (2004 9.5p).

Charitable donations

During 2005, the amount donated for charitable purposes in the UK was £1.2m (2004 £1.1m). Further details of the Company's charitable activities are set out on page 45.

Political donations

No political donations were made in 2005.

Directors

The names of the current directors are listed on pages 46 to 47. The remuneration report is set out on pages 57 to 74.

Lord Hesketh retired as a director at the conclusion of the AGM held on 4 May 2005.

Peter Weinberg was appointed as a director of the Company on 16 June 2005. Phil Carroll and Roberto Quarta were appointed as directors of the Company on 7 September 2005.

Beneficial and non-beneficial interests, including family interests, in the share capital of the Company for those persons who were directors at the end of the financial year are detailed on page 68. There have been no changes in such interests in the period from the year end to 22 February 2006 except as declared on page 68.

The Board is not aware of any contract of significance (other than service contracts or as disclosed in the remuneration report) in relation to the Company or its subsidiaries in which any director has, or has had, any material interest.

Directors indemnities

The Company has entered into deeds of indemnity with all its current directors, which are qualifying third party indemnity provisions for the purpose of the Companies Act 1985. A similar indemnity has been provided to Sir Richard Evans, a former director who retired from the Board on 30 June 2004 but remains an employee of the Company in a part-time customer relationship role.

Annual General Meeting

The Company's Annual General Meeting will be held on 4 May 2006. The Notice of Annual General Meeting is enclosed with this annual report and details the resolutions to be proposed at the meeting. These include a special resolution for the disapplication of pre-emption rights pursuant to section 89 of the Companies Act 1985.

Auditors

KPMG Audit Plc, the auditors for the Company, have indicated their willingness to continue in office and a resolution proposing their re-appointment will be put to the Annual General Meeting.

By order of the Board

David Parkes
Company Secretary

22 February 2006

CONTENTS

Index to the accounts

Independent auditors' report to the members of BAE Systems plc

We have audited the group and parent company financial statements (the "financial statements") of BAE Systems plc for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the parent company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 54.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2005; and
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

22 February 2006

Consolidated income statement

for the year ended 31 December

	Notes	2005 £m	Total 2005 £m	2004 £m	Total 2004 £m
Continuing operations					
Combined sales of Group and equity accounted investments	3		**15,411**		13,222
Less: share of equity accounted investments	3		**(4,392)**		(4,405)
Revenue	3		**11,019**		8,817
Operating costs	4		**(10,579)**		(8,369)
Other income	5		**247**		110
Group operating profit excluding amortisation and impairment of intangible assets		**809**		668	
Amortisation	11	**(77)**		(13)	
Impairment	11	**(45)**		(97)	
Group operating profit			**687**		558
Share of results of equity accounted investments excluding finance costs and taxation expense		**373**		348	
Finance costs		**(11)**		(27)	
Taxation expense		**(149)**		(105)	
Share of results of equity accounted investments	14		**213**		216
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)		**1,182**		1,016	
Amortisation		**(77)**		(13)	
Impairment		**(45)**		(97)	
Finance costs of equity accounted investments		**(11)**		(27)	
Taxation expense of equity accounted investments		**(149)**		(105)	
Operating profit	3		**900**		774
Finance costs	6				
Financial income		**1,224**		609	
Financial expense		**(1,428)**		(758)	
			(204)		(149)
Profit before taxation			**696**		625
Taxation expense	8				
UK taxation		**(37)**		(58)	
Overseas taxation		**(76)**		(110)	
			(113)		(168)
Profit for the year from continuing operations			**583**		457
Loss for the year from discontinued operations	9		**(28)**		(454)
Profit for the year			**555**		3
Attributable to:					
BAE Systems shareholders			**553**		2
Minority interests			**2**		1
			555		3
Earnings per share	10				
Continuing operations:					
Basic earnings per share			**18.3p**		14.2p
Diluted earnings per share			**18.2p**		14.2p
Discontinued operations:					
Basic loss per share			**(0.9)p**		(14.8)p
Diluted loss per share			**(0.8)p**		(14.8)p
Total:					
Basic earnings/(loss) per share			**17.4p**		(0.6)p
Diluted earnings/(loss) per share			**17.4p**		(0.6)p

Consolidated balance sheet

as at 31 December

	Notes	2005 £m	2004 £m
Non-current assets			
Intangible assets	11	**8,217**	6,115
Property, plant and equipment	12	**1,704**	1,746
Investment property	13	**218**	155
Equity accounted investments	14	**1,721**	1,469
Other investments	15	**9**	66
Other receivables	16	**912**	511
Other financial assets	17	**65**	–
Deferred tax assets	8	**1,331**	1,090
		14,177	11,152
Current assets			
Inventories	18	**485**	498
Trade and other receivables including amounts due from customers for contract work	16	**1,877**	2,198
Current tax		**20**	–
Other investments	15	**634**	763
Other financial assets	17	**54**	–
Cash and cash equivalents		**2,581**	1,651
		5,651	5,110
Non-current assets and disposal groups held for sale	19	**407**	–
		6,058	5,110
Total assets	3	**20,235**	16,262
Non-current liabilities			
Loans	20	**(3,534)**	(2,113)
Trade and other payables	21	**(432)**	(464)
Retirement benefit obligations	22	**(4,101)**	(3,210)
Other financial liabilities	17	**(45)**	–
Deferred tax liabilities	8	**(23)**	(14)
Provisions	23	**(375)**	(241)
		(8,510)	(6,042)
Current liabilities			
Loans and overdrafts	20	**(905)**	(951)
Trade and other payables	21	**(7,006)**	(6,154)
Other financial liabilities	17	**(81)**	–
Current tax		**(316)**	(200)
Provisions	23	**(343)**	(250)
		(8,651)	(7,555)
Liabilities directly associated with non-current assets and disposal groups held for sale	19	**(270)**	–
		(8,921)	(7,555)
Total liabilities	3	**(17,431)**	(13,597)
Net assets		**2,804**	2,665
Capital and reserves			
Issued share capital	25, 27	**80**	143
Share premium	27	**782**	412
Equity option of convertible preference shares	27	**78**	–
Other reserves	27	**4,720**	5,323
Retained earnings	27	**(2,872)**	(3,223)
Total equity attributable to equity holders of the parent[1]		**2,788**	2,655
Minority interests	27	**16**	10
Total equity[1]		**2,804**	2,665

[1] 2004 includes £266m non-equity shareholders' funds

Approved by the Board on 22 February 2006 and signed on its behalf by:

M J Turner — Chief Executive

G W Rose — Group Finance Director

Consolidated cash flow statement

for the year ended 31 December

	Notes	2005 £m	2004 £m
Profit/(loss) for the year			
Continuing operations		**583**	457
Discontinued operations		**(28)**	(454)
		555	3
Taxation expense (includes £1m (2004 £7m) from discontinued operations)		**114**	175
Share of results of equity accounted investments		**(213)**	(216)
Net finance costs (includes £3m (2004 £nil) from discontinued operations)		**207**	149
Depreciation, amortisation and impairment		**524**	861
(Gain)/loss on disposal of property, plant and equipment	4	**2**	12
(Gain)/loss on disposal of investment property	5	**(43)**	(40)
(Gain)/loss on disposal of business – continuing operations	4	**12**	–
(Gain)/loss on disposal of business – discontinued operations	9	**8**	–
Impairment of other investments		**2**	5
Cost of equity-settled employee share schemes		**16**	8
Movements in provisions		**99**	46
Increase in liabilities for retirement benefit obligations		**(98)**	(7)
(Increase)/decrease in working capital:			
Inventories		**54**	(58)
Trade and other receivables		**(4)**	703
Trade and other payables		**864**	709
Cash inflow from operating activities		**2,099**	2,350
Interest paid		**(213)**	(197)
Interest element of finance lease rental payments		**(17)**	(27)
Taxation paid		**(27)**	(31)
Net cash inflow from operating activities		**1,842**	2,095
Dividends received from equity accounted investments		**88**	69
Interest received		**99**	66
Purchases of property, plant and equipment		**(318)**	(343)
Capital expenditure on investment property		**(12)**	–
Purchases of intangible assets		**(17)**	(23)
Proceeds from sale of property, plant and equipment		**30**	81
Proceeds from sale of investment property		**54**	50
Proceeds from sale of non-current investments		**30**	–
Purchase of non-current other investments		**(17)**	(50)
Purchase of subsidiary undertakings	29	**(2,262)**	(663)
Net cash acquired with subsidiary undertakings	29	**128**	113
Proceeds from sale of subsidiary undertakings		**460**	–
Cash and cash equivalents disposed of with subsidiary undertakings		**1**	–
Proceeds from sale of equity accounted investments		**125**	–
Net proceeds from sale/(purchase) of other deposits/securities		**45**	(51)
Net cash outflow from investing activities		**(1,566)**	(751)
Capital element of finance lease rental payments		**(89)**	(141)
Proceeds from issue of share capital	27	**373**	–
Equity dividends paid	30	**(315)**	(281)
Dividends paid on preference shares		**(21)**	(21)
Cash inflow from loans		**1,005**	–
Cash outflow from repayment of loans		**(357)**	(219)
Net cash inflow/(outflow) from financing activities		**596**	(662)
Net increase in cash and cash equivalents		**872**	682
Cash and cash equivalents at 1 January		**1,650**	970
Effect of foreign exchange rate changes on cash and cash equivalents		**(31)**	(2)
Cash and cash equivalents at 31 December		**2,491**	1,650
Cash and cash equivalents		**2,581**	1,651
Overdrafts		**(90)**	(1)
Cash and cash equivalents at 31 December		**2,491**	1,650

Consolidated statement of recognised income and expense

for the year ended 31 December

	Notes	2005 £m	2004 £m
Currency translation on foreign currency net investments:			
Subsidiaries		**53**	(56)
Equity accounted investments	14	**(23)**	(59)
Change in fair value of Exchange Property	15	**–**	13
Adjustment to interest in net assets of Saab AB	14	**–**	2
Amounts charged to hedging reserve		**(688)**	–
Actuarial losses on defined benefit pension schemes:			
Subsidiaries		**(652)**	(803)
Equity accounted investments		**(72)**	(146)
Current tax on items taken directly to equity	8	**(3)**	–
Deferred tax on items taken directly to equity:			
Subsidiaries	8	**193**	281
Equity accounted investments		**276**	35
Net income recognised directly in equity		**(916)**	(733)
Profit for the year		**555**	3
Total recognised income and expense		**(361)**	(730)
Adoption of IAS 32 and IAS 39	36	**422**	–
		61	(730)
Attributable to:			
Equity shareholders		**(363)**	(730)
Minority interest		**2**	–
		(361)	(730)

1 Accounting policies

Statement of compliance
The Group has adopted International Financial Reporting Standards (IFRS) as adopted for use in the EU in its consolidated accounts for accounting periods from 1 January 2005. The financial statements for the year ended 31 December 2005 have been prepared in accordance with all IFRSs, including Standing Interpretations Committee and International Financial Reporting Interpretations Committee interpretations issued by the International Accounting Standards Board (IASB).

In preparing this financial information, the Group has decided to adopt early the amendment issued in December 2004 to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures.

With effect from 1 January 2005 the Group has adopted IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). The effect of adopting IAS 39 at 1 January 2005 is presented as a movement in the Group's consolidated statement of recognised income and expense for 2005.

The financial information for the year to 31 December 2004 has been prepared on the same basis with the exception of IAS 32 Financial Instruments: Disclosure and Presentation (IAS 32) and IAS 39 that have been applied from 1 January 2005. The comparative financial information for financial assets and financial liabilities is accounted for on the basis of UK Generally Accepted Accounting Practices (UK GAAP).

In general, for the first-time adoption of IFRS, the standards are applied retrospectively. However, there are a number of exceptions available under IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1) and details of the exceptions that the Group has applied are shown in note 36.

Basis of preparation
The consolidated financial statements are presented in pounds sterling and, unless stated otherwise, rounded to the nearest million. They have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Basis of consolidation
The financial statements of the Group consolidate the results of the Company and its subsidiary entities, and include its share of its joint ventures' and associates' results accounted for under the equity method, all of which are prepared to 31 December.

A subsidiary is an entity controlled by the Group. Control is the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Subsidiaries include the special purpose entities that the Group transacted through for the provision of guarantees in respect of residual values and head lease and finance payments on certain regional aircraft sold.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of the acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. The results of such subsidiaries are included in the consolidated income statement from the date of acquisition, up to the date of disposal or closure.

Where the Group contributes a business, or other non-monetary assets for an interest in a subsidiary, joint venture or associate, such transactions are recorded so that the reduction in ownership of the business being contributed is accounted for as a disposal while the increased interest in the enlarged Group or new interest in the business contributed by other parties to the transaction are accounted for as an acquisition. Fair values are applied to those operations which are subject to the exchange and which have not previously been held within the Group. Any loss or realised gain resulting from the transaction is recorded in the income statement while any unrealised gain is eliminated against the investment.

Goodwill
Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in the carrying value of equity accounted investments. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Goodwill arising on acquisitions before the date of transition to IFRS (1 January 2004) has been retained at the previous UK GAAP amounts, as any amounts related to intangible assets that would have been recorded in the acquired entity if it had applied IAS 38 Intangible Assets at the date it was acquired by BAE Systems were considered immaterial, after being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Impairment
The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment as required by IAS 36 Impairment of Assets (IAS 36). If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, and goodwill, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount of assets carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at original effective interest rates. Receivables with a short-term duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using an appropriate pre-tax discount rate.

These calculations use cash flow projections based on the Group's Integrated Business Plan and include a terminal value based on the projections for the final year of that plan. This is considered appropriate due to the long-term nature of the defence industry. A pre-tax discount rate of 10.46% has been used in discounting the projected cash flows.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of assets, other than goodwill, carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss in respect of an equity investment classified as available for sale is not reversed through profit or loss. An impairment loss in respect of goodwill is not reversed. An impairment loss in respect of other assets is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Revenue and profit recognition
Sales include the Group's net share of sales of joint ventures and associates. Revenue represents sales made by the Company and its subsidiary undertakings, excluding the Group's share of sales of joint ventures and associates.

Long-term contracts
Sales are recognised as soon as the Group can reliably estimate the outcome of a long-term contract and has obtained the right to consideration in exchange for its performance. This is usually when title passes or a separately identifiable phase (milestone) of a contract or development has been completed and accepted by the customer.

No profit is recognised on contracts until the outcome of the contract can be reliably estimated. Profit is calculated by reference to reliable estimates of contract revenue and forecast costs after making suitable allowances for technical and other risks related to performance milestones yet to be achieved. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense.

Goods sold and services rendered
Sales of goods and the provision of services not under a long-term contract are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer and revenue and costs can be reliably measured.

Profit is recognised at the time of sale. Sales and profits on intercompany trading is generally determined on an arm's length basis.

Lease income
Rental income from aircraft operating leases is recognised in revenue on a straight line basis.

1 Accounting policies continued

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Realised and unrealised gains and losses arising from changes in the fair value of the investments classified as at fair value through profit or loss are included in finance costs in the income statement in the period in which they arise. Unrealised gains or losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities within finance costs.

The fair values of quoted investments are based on bid prices at the balance sheet date.

Trade and other receivables
Trade and other receivables are stated at their amortised cost less impairment losses.

Amounts due from customers for contract work include long-term contract balances less attributable progress payments.

Long-term contract balances are stated at cost less provision for any anticipated losses. Appropriate provisions for any losses are made in the year in which they are first foreseen. The amount of profit attributable to the stage of completion of a long-term contract is arrived at by reference to the estimated overall profitability of the contract.

Progress payments are amounts received from customers in accordance with the terms of contracts which specify payments in advance of delivery and are credited, as progress payments, against any expenditure incurred for the particular contract. Any unexpended balance in respect of progress payments is held in trade and other payables as customer stage payments or, if the amounts are subject to advance payment guarantees unrelated to company performance, as cash received on customers' account.

Cash received on customers' account is excluded from net debt as defined by the Group.

Inventories
Inventories are stated at the lower of cost, including all relevant overhead expenditure, and net realisable value.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, call deposits and other short-term liquid investments with original maturities of three months or less and which are subject to an insignificant risk of change in value. For the purpose of the cash flow statement, cash and cash equivalents also includes bank overdrafts that are repayable on demand.

Non-current assets and disposal groups held for sale
Non-current assets and disposal groups are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

This condition is regarded as met only when the sale is highly probable and expected to be completed within a year from the classification. In addition, the asset (or disposal group) is to be available for immediate sale in its present condition and is actively being marketed at a price that is reasonable in relation to its current fair value.

Loans and overdrafts
Loans and overdrafts are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, loans and overdrafts are stated at amortised costs, or fair value where hedge accounting has been adopted, with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Borrowing costs
Borrowing costs in connection with the acquisition or construction of items of property, plant and equipment, investment property and inventories are not capitalised.

Trade and other payables
Trade and other payables are stated at their cost.

Leases
Assets obtained under finance leases are included in property, plant and equipment at cost and are depreciated over their useful lives, or the lease term, whichever is the shorter. Future instalments under such leases, net of financing costs, are included within loans. Rental payments are apportioned between the finance element, which is included in finance costs, and the capital element, which reduces the outstanding obligation for future instalments, so as to give a constant charge on the outstanding obligation.

Payments, including any incentives, made under operating leases are recognised in the income statement on a straight-line basis over the lease term.

Assets held for leasing out under operating leases are included in property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. Rental income is recognised in revenue on a straight-line basis.

Assets leased out under finance leases cease to be recognised in the balance sheet after the inception of the lease. Instead, a finance lease receivable, representing the discounted future lease payments to be received from the lessee plus any discounted unguaranteed residual value, is recorded as long-term financial assets. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

Financial instruments
The global nature of the Group's business means it is exposed to volatility in currency exchange rates. In order to protect itself against currency fluctuations, the Group's policy is to hedge all material firm transactional exposures as well as to manage anticipated economic cash flow exposures over the medium term. The Group also uses interest rate derivative instruments to manage the Group's exposure to interest rate fluctuations on its borrowings and deposits by varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon. The Group aims to achieve hedge accounting treatment for all derivatives that hedge material foreign currency exposures and those interest rate exposures where hedge accounting can be achieved.

In accordance with its treasury policy, the Group does not hold derivative financial instruments for trading puposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

From 1 January 2005 the Group has adopted IAS 32 and IAS 39. In accordance with IFRS 1, the Group is not required to restate comparative information but is required to present the comparative information according to previous local GAAP requirements. Accordingly, the Group has presented its 2004 comparative information for financial instruments in accordance with FRS 13 Derivatives and Other Financial Instruments: Disclosures (FRS 13) and FRS 4 Capital Instruments (FRS 4). The policies for the year ended 31 December 2005 and 31 December 2004 are discussed below. Further information on the impact of the change in accounting policy is given in the Changes in Accounting Policies note below.

Periods beginning on or after 1 January 2005
Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, such instruments are stated at fair value at the balance sheet date. Where a derivative financial instrument is designated as a hedge of the variability in cash flows associated with a recognised asset or liability, or a highly probable forecast transaction (income or expense), the effective portion of any change in the fair value of the instrument is recognised directly in reserves. Amounts recognised in reserves are recycled from reserves and recognised in the income statement when the underlying transaction affects profit or loss. The ineffective portion of any change in the fair value of the instrument is recognised in the income statement immediately. Where a derivative financial instrument is designated as a fair value hedge, changes in the fair value of the underlying asset or liability are recognised in the income statement for the period. Gains and losses on derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement for the period.

Period to 31 December 2004
The Group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges were designated as a hedge at the inception of contracts. Receipts and payments on interest rate instruments were recognised on an accruals basis, over the life of the instrument. Gains and losses on foreign currency hedges were recognised on maturity of the underlying transactions, other than translational hedges of foreign currency investments, net of related borrowings, which were taken to reserves. Gains and loses arising from re-timing of foreign exchange transactional cover were deferred to match the maturity of the underlying exposure. Gains or losses arising on hedging instruments which were cancelled due to termination of underlying exposure were taken to the income statement immediately. Finance costs associated with debt issuance were charged to the income statement over the life of the instruments.

Short-term receivables and payables that meet the definition of a financial asset or liability respectively had been excluded from the FRS 13 disclosures where permitted by that standard.

1 Accounting policies continued

Tax
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Provisions
A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and where it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at an appropriate pre-tax discount rate.

A provision for warranties is recognised when the underlying products and services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Future operating costs are not provided for.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Provisions for losses on contracts are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. Such provisions are recorded as write downs of work in progress for that portion of the work which has already been completed, and as liability provisions for the remainder. Losses are determined on the basis of estimated results on completion of contracts and are updated regularly.

Employee benefits:
Retirement benefit plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

For defined benefit retirement plans, the cost of providing benefits is determined periodically by independent actuaries and charged to the income statement in the period in which those benefits are earned by the employees. Actuarial gains and losses are recognised in full in the period in which they occur, and are recognised in the statement of recognised income and expense. Past service cost is recognised immediately to the extent the benefits are already vested, or otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligations recognised in the balance sheet represents the present value of the defined benefit obligations as adjusted for unrecognised past service cost and as reduced by the fair value of scheme assets.

Long-term service benefits:

Equity and equity-related compensation benefits

The Group issues equity-settled and cash-settled share options to employees. In accordance with the requirements of IFRS 2 Share-based Payments (IFRS 2), the Group has applied IFRS 2 to all equity-settled share options granted after 7 November 2002 that were unvested as of 1 January 2005 and all cash-settled options outstanding at the balance sheet date.

As explained in note 26, equity-settled share options are measured at fair value at the date of grant using an option pricing model. The fair value is expensed on a straight line basis over the vesting period, based on the Group's estimate of the number of shares that will actually vest.

Cash-settled share options are measured at fair value at the balance sheet date using an option pricing model. The Group recognises a liability at the balance sheet date based on these fair values, and taking into account the estimated number of the options that will actually vest and the relative completion of the vesting period. Changes in the value of this liability are recognised in the income statement for the year.

Preference share capital

The Group has in issue 7.75p (net) cumulative preference shares of 25p each that are convertible into the Group's ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. From 1 July 2007 to 1 January 2010, the Group may redeem any outstanding shares at 100p per share, together with any arrears and accruals of dividends.

The Group has adopted IAS 32 with effect from 1 January 2005. In accordance with IFRS 1, the Group is not required to restate comparative information but is required to present the comparative information according to previous local GAAP requirements. Accordingly, the Group has presented its 2004 comparative information for preference share capital in accordance with FRS 4. The policies for the year ended 31 December 2005 and 31 December 2004 are discussed below. Further information on the impact of the change in accounting policy is given below.

Periods beginning on or after 1 January 2005

In accordance with IAS 32 the preference shares are considered a compound financial instrument and accordingly, have been split into an underlying debt instrument, classified within loans and overdrafts, and an equity conversion option, classified within equity.

The underlying debt instrument is presented on an amortised cost basis until extinguished on conversion or maturity of the preference shares.

The equity conversion option is presented at its historic fair value, based on the date of original issue of the preference shares. On conversion of a preference share into ordinary shares, the attributable amount of the equity component is reclassified to share capital and share premium. From 1 July 2007, the option to convert into ordinary shares is extinguished, and accordingly the remaining balance on the equity conversion option will be transferred to the retained earnings reserve.

Dividends thereon are recognised in the income statement as finance costs.

Period to 31 December 2004

The preference shares are presented as a component of equity. Dividends thereon are recognised as a deduction from reserves.

Dividends

Equity dividends on ordinary share capital are recognised as a liability in the period in which they are declared.

Changes in accounting policies

Adoption of IAS 32 and IAS 39

For accounting periods beginning on or after 1 January 2005 the Group is required to measure and disclose amounts defined as financial instruments in accordance with IAS 32 and IAS 39. In accordance with IFRS 1, the Group is not required to restate comparative information but is required to present the comparative information according to previous local GAAP requirements. For periods ending 31 December 2004, the relevant UK GAAP standard and policy has been disclosed above.

1 Accounting policies continued

The impact of adopting IAS 32 and IAS 39 on the Group's financial position is shown in note 36. The impact of each of the adjustments is discussed below:

Derivative financial instruments
Under UK GAAP the fair value of financial instruments designated as hedging instruments were not separately recognised on the balance sheet as either a financial asset or financial liability. The underlying assets and liabilities against which the hedging instruments had been designated were recorded at the appropriate hedge rate.

With the adoption of IAS 32 and IAS 39 from 1 January 2005, the Group was required to restate its underlying hedged assets and liabilities at the prevailing balance sheet rate, and separately account for the fair value of the hedging instruments as either financial assets or financial liabilities. All such instruments were measured at fair value as at the balance sheet date. The impact of this change was an increase in the Group's net assets of £691m, represented by:

	£m
Fair value of financial assets and financial liabilities in the Group's equity accounted investments	770
Fair value of financial assets and financial liabilities in the Group's wholly-owned businesses (net)	14
Restate assets and liabilities previously stated at hedge rate to the balance sheet rate (net)	(107)
Recognise related deferred tax impacts	14
	691

Exchangeable Bonds
Under UK GAAP the Exchangeable Bonds (note 20) were recorded at issue price less unamortised issue costs.

Following adoption of IAS 39, the Group determined that the option holders' right to request to exchange their Bonds for the Exchange Property, represented by the Group's shareholding in Vodafone Group Plc (note 15), was an embedded derivative. Accordingly, this embedded derivative had to be separated from the underlying debt instrument, measured at fair value and accounted for separately within the balance sheet.

The fair values of the underlying debt instrument and the embedded derivative are determined as follows:

Underlying debt instrument
On adoption of IAS 32 and IAS 39, the underlying debt instrument is presented on a net present value basis within loans and overdrafts (note 20).

At subsequent period ends, the value of the debt instrument continues to be presented on a net present value basis, with the amortisation charge being recognised in finance costs in the income statement, until the instrument is extinguished on conversion to the Exchange Property or maturity.

The impact of this change was a £24m reduction in the recorded value of the Exchangeable Bonds as at 1 January 2005.

Embedded derivative
On adoption of IAS 32 and IAS 39, the value of the embedded derivative was calculated by reference to the market value of the Bonds at 1 January 2005, less the carrying value of the underlying debt instrument recognised at that date. Subsequent movements in the fair value of the embedded derivative are recognised in finance costs in the income statement.

The impact of this change was the recognition of a £62m embedded derivative liability within other financial liabilities as at 1 January 2005.

1 Accounting policies continued

Exchange Property
Under UK GAAP, the value of the Exchange Property, representing the Group's shareholding in Vodafone Group Plc, was initially based on the issue price of the Exchangeable Bonds, which represented the realisable value to the Group. The historical cost of the Exchange Property to the Group is negligible, creating an unrealised gain in equity. Subsequent values were based on the market price of the Vodafone Group Plc shares. Movements in the fair value of the Exchange Property were offset against the original unrealised gain within equity. Cumulatively to 31 December 2004 the Group had recognised an unrealised gain of £636m directly in equity.

Following adoption of IAS 32 and IAS 39, the Group has designated the Exchange Property as at fair value through profit or loss. Prospectively from 1 January 2005, movements in the fair value of the Exchange Property will be recognised in finance costs in the income statement.

There was no impact on the recognised value of the Exchange Property on adoption of IAS 39 at 1 January 2005, however the unrealised gain previously recognised within other reserves has been reclassified into the retained earnings reserve within equity.

Preference shares
Under UK GAAP, the preference shares were treated as a component of equity, and the redemption value of £266m was recorded as the total of non-equity shareholders funds. The preference shares allow the preference shareholders to convert their holding into ordinary shares of the Group on the basis of 0.47904 ordinary shares for every preference share on 31 May each year to 2007. From 1 July 2007 to 1 January 2010, the Group may redeem all of the remaining preference shares at any time at 100p per share, together with any arrears and accruals of dividends.

Following adoption of IAS 32, the Group determined that the existence of the conversion option over the Group's ordinary shares meant the preference shares met the definition of a compound financial instrument, consisting of an underlying debt component and an equity conversion option. Accordingly the equity conversion option had to be separated from the underlying debt instrument, measured at fair value at the date of issue of the preference shares and accounted for separately.

The fair values of the underlying debt instrument and equity conversion option were determined as follows:

Underlying debt instrument
The fair value of the liability component was calculated by discounting the value of the expected future cash flows under the terms of the instrument using a market interest rate for an equivalent non-convertible bond.

The impact of this change was the recognition of a £223m loan within non-current liabilities as at 1 January 2005.

Equity option of convertible preference shares
The equity option over the Group's ordinary shares was calculated as at the date of issue of the preference shares as the difference between the discounted value of the underlying debt instrument as at issue date and the net proceeds received on issue of the preference shares. The value of the equity conversion option does not change other than where options have been extinguished.

The impact of this change was a net £12m increase in the total equity of the Group:

	£m
De-recognition of amounts previously recorded within issued share capital	(66)
Recognition of fair value of equity conversion option	78
	12

2 Critical accounting estimates and judgements

An analysis and explanation of the accounting estimates and judgements used in producing this set of financial statements is made in the Operating and Financial Review on pages 38 to 40.

Since the interim report for the six months ended 30 June 2005, the Group has updated the mortality rates used in determining the obligations in relation to the US pension scheme. The impact of the change to mortality rates is explained in note 22.

3 Segmental analysis continued

Analysis of revenue by category

	2005 £m	2004 £m
Sale of goods	**3,466**	2,409
Construction contracts	**6,173**	5,153
Services	**1,288**	1,168
Lease income	**75**	82
Royalty income	**17**	5
	11,019	8,817

4 Operating costs

	2005 £m	2004 £m
Raw materials and other bought in items	**3,894**	2,571
Change in inventories of finished goods and work-in-progress	**264**	222
Cost of inventories expensed	**4,158**	2,793
Staff costs (note 7)	**3,554**	2,935
Depreciation, amortisation and impairment	**518**	358
Loss on disposal of property, plant and equipment	**2**	12
Loss on disposal of businesses	**12**	–
Other operating charges	**2,335**	2,271
	10,579	8,369
Included within the analysis of operating costs are the following expenses:		
Lease and sublease payments:		
Minimum lease payments	**82**	69
Contingent rents	**1**	–
	83	69
Research and development expense including amounts funded under contract	**1,449**	1,110
Impairment losses recognised in the period on receivables	**19**	9

	2005 £'000	2004 £'000
Remuneration of the Group's principal auditors for statutory audit work	**5,449**	4,281

Analysis of non-audit fees

	2005			2004		
	UK £'000	Overseas £'000	Total £'000	UK £'000	Overseas £'000	Total £'000
Audit services						
Statutory audit related	**355**	**–**	**355**	305	–	305
Audit related regulatory reporting	**53**	**2**	**55**	43	4	47
Further assurance services						
Advice on accounting matters	**813**	**58**	**871**	720	64	784
Internal controls	**81**	**–**	**81**	–	–	–
Due diligence	**2,195**	**168**	**2,363**	984	197	1,181
Tax services						
Compliance	**66**	**855**	**921**	149	1,518	1,667
Advisory	**758**	**595**	**1,353**	742	511	1,253
Other services	**–**	**70**	**70**	15	43	58
	4,321	**1,748**	**6,069**	2,958	2,337	5,295

Audit services includes the review of the Interim Report of the Group. Tax services includes tax compliance support and services in relation to the Group's expatriate employees based around the world. The majority of services provided outside the UK were provided in the US.

4 Operating costs continued

Significant one-off costs included in operating costs

	2005 £m	2004 £m
Rationalisation programmes	**89**	36

	2005 £m	2004 £m
Electronics, Intelligence & Support	**27**	6
Land & Armaments	**24**	5
Programmes	**–**	3
Customer Solutions & Support	**21**	11
Integrated Systems & Partnerships	**14**	9
Commercial Aerospace	**–**	–
HQ and other businesses	**3**	2
	89	36

5 Other income

	2005 £m	2004 £m
Rental income from operating leases	**43**	33
Profit on disposal of investment property	**43**	40
Management recharges to equity accounted investments	**22**	22
Amounts recoverable from third parties for items of property, plant and equipment that were impaired	**99**	15
Other	**40**	–
	247	110

6 Finance costs

	2005 £m	2004 £m
Interest income	**123**	57
Net present value adjustments	**23**	10
Expected return on pension scheme assets	**632**	542
Net gain on remeasurement of financial instruments	**159**	–
Net gain on remeasurement of embedded derivative	**59**	–
Foreign exchange gains	**228**	–
Financial income	**1,224**	609
Interest expense:		
On bank loans and overdrafts	**(13)**	(11)
On finance leases	**(17)**	(25)
On bonds and other financial instruments	**(253)**	(190)
On preference debt	**(27)**	–
	(310)	(226)
Facility fees	**(10)**	–
Net present value adjustments	**(25)**	(11)
Interest charge on pension scheme liabilities	**(633)**	(521)
Net loss on remeasurement of investments at fair value through profit or loss	**(75)**	–
Net loss on remeasurement of financial instruments at fair value through profit or loss	**(217)**	–
Foreign exchange losses	**(158)**	–
Financial expense	**(1,428)**	(758)
Net finance costs	**(204)**	(149)

6 Finance costs continued

Additional analysis of finance costs

	2005 £m	2004 £m
Finance costs – Group	**(204)**	(149)
Finance costs – share of equity accounted investments	**(11)**	(27)
	(215)	(176)
Analysed as:		
Net interest:		
Interest income	**123**	57
Interest expense	**(310)**	(226)
Facility fees	**(10)**	–
Net present value adjustments	**(2)**	(1)
Share of equity accounted investments	**(11)**	(30)
	(210)	(200)
Other finance costs – Group	**(5)**	21
Other finance costs – share of equity accounted investments	**–**	3
	(215)	(176)

7 Employees and directors

The weekly average and year end numbers of employees, excluding those in equity accounted investments, were as follows:

	Weekly average		At year end	
	2005 Number '000	2004 Number '000	**2005 Number '000**	2004 Number '000
Electronics, Intelligence & Support	**30**	27	**33**	30
Land & Armaments	**8**	3	**11**	5
Programmes	**16**	16	**16**	16
Customer Solutions & Support	**12**	12	**12**	12
Integrated Systems & Partnerships	**4**	3	**6**	2
Commercial Aerospace	**2**	2	**1**	2
HQ and other businesses	**1**	1	**1**	1
Discontinued operations	**1**	5	**–**	5
	74	69	**80**	73

The aggregate staff costs of Group employees excluding employees of equity accounted investments were:

	2005 £m	2004 £m
Wages and salaries	**2,989**	2,469
Social security costs	**253**	214
Share options granted to directors and employees	**77**	24
Pension costs – defined contribution plans	**41**	40
Pension costs – defined benefit plans	**192**	186
US healthcare plans	**2**	2
	3,554	2,935

The Group considers key management personnel as defined under IAS 24 Related Party Disclosures to be the members of the Group's Executive Committee and the Group's non-executive directors. Fuller disclosures on directors' remuneration are set out in the Remuneration Report on pages 57 to 74. Total emoluments for directors and other key management personnel are £16,354,000 (2004 £12,185,000).

8 Tax

Taxation expense

	2005 £m	2004 £m
Current taxation expense		
UK corporation tax		
Current tax	**(105)**	(1)
Double tax relief	**14**	–
Adjustment in respect of prior years	**33**	19
	(58)	18
Overseas tax charges		
Current year	**(91)**	(41)
Adjustment in respect of prior years	**18**	(12)
	(73)	(53)
	(131)	(35)
Deferred taxation expense		
UK		
Origination and reversal of temporary differences	**(22)**	(73)
Adjustment in respect of prior years	**43**	(3)
Overseas		
Origination and reversal of temporary differences	**4**	(57)
Adjustment in respect of prior years	**(28)**	–
Attributable to recoverable deferred tax assets[1]	**21**	–
	18	(133)
Taxation expense	**(113)**	(168)

[1] *the recoverable deferred tax asset of £21m arises in Australia primarily in respect of tax losses previously unrecognised, but which have now been recognised to the extent it is probable that future taxable profits will allow the deferred tax asset to be recovered*

The following table shows a reconciliation from the theoretical income tax expense, using the UK corporation tax rate, to the reported tax expense. The reconciling items represent, besides the impact of tax rate differentials and changes, non-taxable benefits or non-deductible expenses arising from differences between the local tax base and the reported financial statements.

	2005 £m	2004 £m
Profit before tax	**696**	625
UK corporation tax rate	**30.0%**	30.0%
Expected income tax expense	**(209)**	(187)
Expenses not tax effected	**(73)**	(41)
Income not subject to tax	**49**	–
Research and development tax credits	**39**	34
Goodwill	**(15)**	(32)
Effect of tax rates in foreign jurisdictions	**(7)**	(12)
Chargeable gains	**(96)**	(9)
Utilisation of previously unrecognised tax losses	**101**	5
Recoverable deferred tax asset previously unrecognised	**21**	–
Current year losses not tax effected	**(13)**	–
Adjustments in respect of prior years	**66**	(3)
Adjustments in respect of equity accounted investments	**64**	67
Other	**(40)**	10
Taxation expense	**(113)**	(168)

8 Tax continued

Current tax taken in equity

	2005 £m	2004 £m
Relating to financial instruments	**(3)**	–

Deferred tax assets/(liabilities)

	Deferred tax assets		Deferred tax liabilities		Net balance at 31 December	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Property, plant and equipment	**8**	8	**(74)**	(57)	**(66)**	(49)
Intangible assets	**–**	–	**(180)**	(44)	**(180)**	(44)
Provisions	**239**	172	**–**	–	**239**	172
Goodwill	**11**	16	**–**	–	**11**	16
Pension/retirement plans	**1,313**	1,010	**–**	–	**1,313**	1,010
Share-based payments	**59**	6	**–**	–	**59**	6
Other items	**7**	29	**(64)**	(64)	**(57)**	(35)
Rolled over capital gains	**–**	–	**(24)**	(29)	**(24)**	(29)
Capital losses carried forward	**24**	29	**–**	–	**24**	29
Unremitted overseas earnings	**–**	–	**(27)**	–	**(27)**	–
Trading losses carried forward	**16**	–	**–**	–	**16**	–
Deferred tax assets/(liabilities)	**1,677**	1,270	**(369)**	(194)	**1,308**	1,076
Set off of tax	**(346)**	(180)	**346**	180	**–**	–
Net deferred tax assets/(liabilities)	**1,331**	1,090	**(23)**	(14)	**1,308**	1,076

Movement in temporary differences during the year

	At 1 January 2005 £m	Exchange movements £m	Other movements £m	Recognised in income £m	Recognised in equity £m	**At 31 December 2005 £m**
Property, plant and equipment	(49)	(1)	(28)	12	–	**(66)**
Intangible assets	(44)	(8)	(146)	18	–	**(180)**
Provisions	172	18	16	33	–	**239**
Goodwill	16	2	28	(35)	–	**11**
Pension/retirement plans	1,010	27	118	(24)	182	**1,313**
Share-based payments	6	–	–	30	23	**59**
Other items	(35)	2	(17)	5	(12)	**(57)**
Rolled over capital gains	(29)	–	(1)	6	–	**(24)**
Capital losses carried forward	29	–	1	(6)	–	**24**
Unremitted overseas dividends	–	–	–	(27)	–	**(27)**
Trading losses carried forward	–	–	10	6	–	**16**
	1,076	40	(19)	18	193	**1,308**

8 Tax continued

	At 1 January 2004 £m	Exchange movements £m	Other movements £m	Recognised in income[1] £m	Recognised in equity £m	At 31 December 2004 £m
Property, plant and equipment	(23)	(1)	–	(25)	–	(49)
Intangible assets	(1)	–	(47)	4	–	(44)
Provisions	227	(11)	11	(55)	–	172
Goodwill	–	(1)	39	(22)	–	16
Pension/retirement plans	781	(15)	(3)	(28)	275	1,010
Share-based payments	1	–	(6)	9	2	6
Other items	20	(2)	(34)	(23)	4	(35)
Rolled over capital gains	(26)	–	–	(3)	–	(29)
Capital losses carried forward	26	–	–	3	–	29
	1,005	(30)	(40)	(140)	281	1,076

[1] includes £7m relating to discontinued operations

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2005 £m	2004 £m
Deductible temporary differences	**13**	7
Capital losses carried forward	**29**	161
Trading and other losses carried forward	**148**	170
	190	338

These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be sufficiently accurately predicted at this time.

The aggregate temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognised is £414m (2004 £203m).

9 Discontinued operations

Eurosystems

On 29 April 2005, the Group announced the completion of the Eurosystems transaction with Finmeccanica SpA.

The Eurosystems transaction comprised the sale of BAE Systems Avionics Limited and the UK communications business, and the dissolution of AMS, the 50/50 joint venture of BAE Systems and Finmeccanica. BAE Systems Avionics Limited represented substantially all of the previously reported Avionics business group.

BAE Systems Avionics Limited and Galileo Avionica SpA merged to form a new Avionics business owned 75% by Finmeccanica and 25% by BAE Systems. The Group's 25% interest in the newly merged business is subject to a put option exercisable by BAE Systems in the three month period from the beginning of June 2007 and a call option by Finmeccanica at any time to August 2007. At completion, BAE Systems received net consideration of £374m, plus an £89m working capital adjustment. BAE Systems will receive a further amount of £268m upon the exercise of either the put or call option over the remaining 25% stake. Accordingly, the Group is treating the remaining amount of £233m, after discounting to the balance sheet date, as deferred consideration as it does not exercise any control or significant influence over the new Avionics business.

BAE Systems sold its UK communications business to Selenia Communications Limited, a wholly owned subsidiary of Finmeccanica, for £25m in cash.

9 Discontinued operations continued

The results from the discontinued operations, which have been included in the consolidated income statement, are derived as follows:

	2005 £m	2004 £m
Revenue	**111**	365
Expenses	**(127)**	(328)
EBITA[1]	**(16)**	37
Goodwill impairment	**–**	(484)
Finance costs, net	**(3)**	–
Loss before taxation	**(19)**	(447)
Taxation	**(1)**	(7)
Loss for the year	**(20)**	(454)
Loss on disposal of discontinued operations	**(8)**	–
Loss for the year from discontinued operations	**(28)**	(454)

The assets and liabilities of the discontinued operations at the date of disposal were as follows:

	2005 £m
Intangible assets	**731**
Property, plant and equipment	**87**
Inventories	**104**
Trade and other receivables	**172**
Deferred tax assets	**4**
Cash and cash equivalents, net of overdrafts	**(1)**
Trade and other payables	**(354)**
Provisions	**(32)**
Net assets	**711**
Consideration:	
BAE Systems Avionics Limited (including working capital adjustment)	**731**
UK communications business	**25**
	756
Less:	
Deferred consideration	**(268)**
Total consideration received, in cash	**488**
Transaction costs paid	**(37)**
Net cash inflow from sale of subsidiary entities	**451**
Net cash inflow from sale of subsidiary entities	**451**
Overdrafts disposed of with subsidiary entities	**1**
	452

The cash flows relating to the discontinued operations to the date of disposal were as follows:

Operating cash flows	**(30)**
Investing cash flows	**–**
Financing cash flows	**–**

[1] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

10 Earnings per share

	2005				2004	
	£m	Basic pence per share	£m	Diluted pence per share	£m	Basic and diluted pence per share
Profit for the year attributable to equity shareholders	553		553		2	
Preference dividends	–		27		(21)	
Profit/(loss) for the year after adjusting for preference dividends	553	17.4	580	17.4	(19)	(0.6)
Represented by:						
Continuing operations	581	18.3	608	18.2	435	14.2
Discontinued operations	(28)	(0.9)	(28)	(0.8)	(454)	(14.8)
Add back/(deduct):						
Net financing charge/(credit) on pensions, post tax	1		1		(15)	
Uplift on acquired inventories, post tax	31		31		4	
Market value movements on derivatives, post tax	3		3		–	
Amortisation of intangible assets, post tax	54		54		13	
Impairment of goodwill	45		45		581	
Underlying earnings	687	21.6	714	21.4	564	18.4
Represented by:						
Continuing operations	715	22.5	742	22.2	534	17.4
Discontinued operations	(28)	(0.9)	(28)	(0.8)	30	1.0
	687	21.6	714	21.4	564	18.4

	Millions	Millions	Millions
Weighted average number of shares used in calculating basic earnings per share	3,183	3,183	3,058
Add:			
Incremental shares in respect of employee share schemes		21	–
Incremental shares in respect of convertible preference shares		128	–
Weighted average number of shares used in calculating diluted earnings per share		3,332	3,058

Underlying earnings per share is presented in addition to that required by IAS 33 Earnings per share (IAS 33) as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with IAS 33, the 2004 diluted earnings per share calculations are without reference to adjustments in respect of outstanding share options (note 26) and convertible preference shares, as assumed conversion would be anti-dilutive.

11 Intangible assets

	Goodwill £m	Other[1] £m	Total £m
Cost or valuation			
At 1 January 2004	7,547	29	7,576
Additions:			
Acquired separately	–	23	23
Acquisition of subsidiaries	610	158	768
Adjustments to provisional fair values	(3)	–	(3)
Exchange adjustments	(95)	(4)	(99)
At 31 December 2004	8,059	206	8,265
Additions:			
Acquired separately	–	10	10
Internally generated	–	7	7
Acquisition of subsidiaries	2,263	443	2,706
Adjustments to provisional fair values	(5)	–	(5)
Disposals	(810)	–	(810)
Reclassified as non-current assets and disposal groups held for sale	(52)	(14)	(66)
Exchange adjustments	267	26	293
At 31 December 2005	9,722	678	10,400
Amortisation and impairment			
At 1 January 2004	1,551	5	1,556
Amortisation charge[2]	–	13	13
Impairment charge:			
Continuing operations	97	–	97
Discontinued operations	484	–	484
At 31 December 2004	2,132	18	2,150
Disposals	(79)	–	(79)
Amortisation charge[2]	–	77	77
Impairment charge	45	–	45
Reclassified as non-current assets and disposal groups held for sale	(8)	(2)	(10)
At 31 December 2005	2,090	93	2,183
Net book value			
At 31 December 2005	**7,632**	**585**	**8,217**
At 31 December 2004	5,927	188	6,115
At 1 January 2004	5,996	24	6,020

[1] other intangibles includes internally funded development costs and intangible assets recognised on acquisition of subsidiary companies, of which the most significant are in respect of the acquired order book and of on-going programme relationships
[2] amortisation is included in operating costs in the income statement

The impairment charges arose as a result of a review of the carrying value of goodwill across the Group.

12 Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Aircraft £m	Total £m
Cost				
At 1 January 2004	1,114	2,349	430	3,893
Additions	190	126	20	336
Acquisition of subsidiaries	39	18	–	57
Transfers from inventories	–	3	–	3
Transfers to inventories	(2)	(9)	–	(11)
Transfers to investment property	(2)	–	–	(2)
Disposals	(101)	(189)	(2)	(292)
Exchange adjustments	(22)	(45)	(30)	(97)
At 31 December 2004	1,216	2,253	418	3,887
Additions	50	168	100	318
Acquisition of subsidiaries	63	138	–	201
Transfers from inventories	–	6	–	6
Transfers from investment property	32	–	–	32
Transfers to investment property	(89)	–	–	(89)
Reclassified as non-current assets and disposal groups held for sale	(55)	(32)	–	(87)
Reclassification between categories	12	(12)	–	–
Disposals	(33)	(181)	(4)	(218)
Disposals as a result of disposal of businesses	(10)	(251)	–	(261)
Exchange adjustments	47	31	34	112
At 31 December 2005	1,233	2,120	548	3,901
Depreciation and impairment				
At 1 January 2004	358	1,743	22	2,123
Depreciation charge for the year (includes £19m related to discontinued operations)	34	147	39	220
Impairment loss for the year	–	–	43	43
Transfers to inventories	(2)	–	–	(2)
Disposals	(20)	(180)	–	(200)
Exchange adjustments	(10)	(28)	(5)	(43)
At 31 December 2004	360	1,682	99	2,141
Depreciation charge for the year (includes £6m related to discontinued operations)	54	158	39	251
Impairment loss for the year	–	5	141	146
Transfers from investment property	20	–	–	20
Transfers to investment property	(9)	–	–	(9)
Reclassified as non-current assets and disposal groups held for sale	(13)	(17)	–	(30)
Reclassification between categories	5	(5)	–	–
Disposals	(17)	(167)	(2)	(186)
Disposals as a result of disposal of businesses	(6)	(159)	–	(165)
Exchange adjustments	14	10	5	29
At 31 December 2005	408	1,507	282	2,197
Net book value				
At 31 December 2005	**825**	**613**	**266**	**1,704**
At 31 December 2004	856	571	319	1,746
At 1 January 2004	756	606	408	1,770

The amounts above include:

	Land and buildings £m	Plant and machinery £m	Aircraft £m	Total £m
The net book value of assets held as capitalised finance leases				
At 31 December 2005	**–**	**38**	**21**	**59**
At 31 December 2004	2	31	56	89
Assets in the course of construction				
At 31 December 2005	**148**	**50**	**–**	**198**
At 31 December 2004	145	55	–	200

12 Property, plant and equipment continued

Net book value of:

	Land and buildings £m	Plant and machinery £m	Aircraft £m	Total £m
Freehold property	753	–	–	753
Long leasehold property	25	–	–	25
Short leasehold property	47	–	–	47
Plant and machinery	–	517	–	517
Fixtures, fittings and equipment	–	96	–	96
Aircraft	–	–	266	266
	825	613	266	1,704

The aircraft fleet that is held under capitalised finance lease arrangements is leased to airline companies under operating leases. The leases have varying terms, escalation clauses and renewal rights.

The future aggregate minimum lease income from the non-cancellable elements of operating leases for assets capitalised (including investment property (note 13)) are as follows:

Receipts due:	**2005 £m**	2004 £m
Not later than one year	**81**	82
Later than one year and not later than five years	**204**	162
Later than five years	**161**	101
	446	345

Under the terms of the lease agreements, no contingent rents are payable. Within the above is £13m (2004 £35m) where the Group is also the lessee of the asset.

13 Investment property

	£m
Cost	
At 1 January 2004	226
Transfers from property, plant and equipment	2
Disposals	(12)
At 31 December 2004	216
Capitalised subsequent expenditure	12
Transfers from property, plant and equipment	89
Transfers to property, plant and equipment	(32)
Transfers from inventories	2
Disposals	(15)
At 31 December 2005	272
Depreciation and impairment	
At 1 January 2004	59
Depreciation charge for the year	4
Disposals	(2)
At 31 December 2004	61
Transfers from property, plant and equipment	9
Transfers to property, plant and equipment	(20)
Depreciation charge for the year	5
Disposals	(1)
At 31 December 2005	54

Net book value of investment property

At 31 December 2005	**218**
At 31 December 2004	155
At 1 January 2004	167

13 Investment property continued

	£m
Fair value of investment property	
At 31 December 2005	**378**
At 31 December 2004	288

The fair values above, which are based on market values, were prepared predominantly by the external independent valuers of Attis Real Weatherall and CB Richard Ellis. Other valuations were prepared by in-house professionals. All valuations were prepared by those having an appropriate professional qualification with recent experience in the relevant location of the property being valued.

	2005 £m	2004 £m
Rental income from investment property	**32**	21
Direct operating expenses for investment property that generated rental income	**–**	1

14 Equity accounted investments

The following represent the Group's share of the assets, liabilities and results of equity accounted investments:

	2005 £m	2004 £m
Assets:		
Non-current assets	**3,453**	3,725
Current assets	**5,764**	4,256
	9,217	7,981
Liabilities:		
Non-current liabilities	**(3,550)**	(2,989)
Current liabilities	**(3,946)**	(3,523)
	(7,496)	(6,512)
Carrying value	**1,721**	1,469

Share of results of equity accounted investments by business group

	2005 £m	2004 £m
Share of results excluding finance costs and taxation expense:		
Electronics, Intelligence & Support	**5**	(1)
Land & Armaments	**(1)**	(2)
Programmes	**1**	–
Customer Solutions & Support	**18**	16
Integrated Systems & Partnerships	**68**	115
Commercial Aerospace	**274**	216
HQ and other businesses	**8**	4
	373	348
Finance costs	**(11)**	(27)
Taxation expense	**(149)**	(105)
	213	216

14 Equity accounted investments continued

Principal equity accounted investments

	Principal activities	Principally operates in	Country of incorporation
Associates			
Airbus SAS (20%) *(Held via BAE Systems (Operations) Limited)*	Commercial aerospace activities	Europe	France
Joint ventures			
Eurofighter Jagdflugzeug GmbH (33%) *(Held by BAE Systems plc)*	Management and control of Eurofighter Typhoon programme	Germany	Germany
Flagship Training Limited (50%) *(Held via BAE Systems Electronics Limited)*	Supply of naval training and support services	UK	England and Wales
Fleet Support Limited (50%) *(Held via BAE Systems Marine (Holdings) Limited)*	Engineering and facilities management support to the Royal Navy	UK	England and Wales
Gripen International KB (50%) *(Held via BAE Systems (Operations) Limited)*	Marketing and selling of Gripen fighter aircraft	Sweden	Sweden
MBDA SAS (37.5%) *(Held via BAE Systems Electronics Limited)*	Development and manufacture of guided weapons	Europe	France
Panavia Aircraft GmbH (42.5%) *(Held via BAE Systems plc)*	Management and control of Tornado programme	Germany	Germany
Saab AB (20.5%) *(Held via BAE Systems (Sweden) AB)*	Defence and commercial aerospace activities	Sweden	Sweden

Carrying value of equity accounted investments

	Share of net assets £m	Purchased goodwill £m	Carrying value £m
At 1 January 2004	(169)	1,626	1,457
Share of results after tax	216	–	216
Reclassification	35	–	35
Transfer to subsidiary company	(5)	–	(5)
Reduction in shareholding	2	–	2
Dividends receivable	(66)	–	(66)
Actuarial losses on defined benefit pension schemes, net of tax	(111)	–	(111)
Foreign exchange adjustment	(56)	(3)	(59)
At 31 December 2004	(154)	1,623	1,469
Adoption of IAS 39	770	–	770
At 1 January 2005	616	1,623	2,239
Share of results after tax	213	–	213
Acquired through acquisition	23	–	23
Disposal	140	(136)	4
Reduction in shareholding	(62)	(68)	(130)
Dividends receivable	(88)	–	(88)
Market value adjustments in respect of derivative financial instruments, net of tax	(470)	–	(470)
Actuarial losses on defined benefit pension schemes, net of tax	(47)	–	(47)
Foreign exchange adjustment	(8)	(15)	(23)
At 31 December 2005	**317**	**1,404**	**1,721**

As stated in note 1, the Group has adopted IAS 39 from 1 January 2005. As a result, the Group is required to recognise its share of the market value of the equity accounted investments' derivative contracts as at 1 January 2005.

On 25 February 2005, the Group announced the sale of 13.2 million B series shares in the capital of Saab AB for a net consideration of £125m. Following the sale and subsequent conversion of 1.2 million A series shares to B series shares and the exercise of the over allotment option of a further 1.8 million B series shares, BAE Systems owns 20.5% of Saab AB.

The market value of the Group's shareholding in Saab AB at 31 December 2005 was £278m (2004 £336m).

14 Equity accounted investments continued

Additional disclosures in respect of the Group's share of Airbus SAS

	2005 £m	2004 £m
Sales	**3,002**	2,666
Profit before taxation	**254**	235
Taxation	**(115)**	(54)
Profit after taxation	**139**	181
Assets (excluding goodwill)		
Non-current assets (including aircraft let under operating leases)	**1,701**	1,685
Current assets	**3,083**	974
	4,784	2,659
Liabilities		
Non-current liabilities	**(2,951)**	(2,028)
Current liabilities	**(1,723)**	(855)
	(4,674)	(2,883)
Share of net assets/(liabilities)	**110**	(224)
Goodwill at 31 December	**1,063**	1,063
Carrying value	**1,173**	839

15 Other investments

	2005 £m	2004 £m
Non-current		
Available for sale financial assets		
Equity securities	**9**	66
	9	66
Current		
Loans and receivables		
Term deposits	**35**	80
Exchange Property	–	674
Equity securities – other	–	9
Assets at fair value through profit or loss		
Designated at fair value through profit or loss on initial recognition		
Exchange Property	**599**	–
	634	763

Reconciliation of movements

	2005 £m	2004 £m
Non-current		
At 1 January	**66**	95
Additions	**17**	50
Acquisitions of subsidiaries	**2**	–
Disposals	**(30)**	–
Transfer to subsidiary undertakings	**(48)**	(74)
Creation of impairment provision	**(2)**	(5)
Fair value movements	**4**	–
At 31 December	**9**	66
Current		
At 1 January	**763**	699
Additions	**31**	51
Disposals	**(85)**	–
Fair value movements recognised in finance costs	**(75)**	–
Fair value movements recognised directly in equity	–	13
	634	763

15 Other investments continued

Exchange Property

The Exchange Property represents the Group's shareholding in Vodafone Group Plc.

The value of the Exchange Property was initially based on the issue price of the Exchangeable Bond (note 20), which represented the realisable value to the Group. The historical cost of the Exchange Property to the Group is negligible, creating an unrealised gain within equity under the previously applied UK GAAP. Subsequent balance sheet values were based on the market price of the Vodafone Group Plc shares. Movements in the fair value of the Exchange Property were set against the original unrealised gain within equity. Cumulatively to 31 December 2004 the Group had recognised an unrealised gain of £636m directly in equity.

Following adoption of IAS 32 and IAS 39 from 1 January 2005, the Group has designated the Exchange Property as at fair value through profit or loss. Prospectively from 1 January 2005, movements in the fair value of the Exchange Property are recognised in finance costs in the income statement.

Also, as a result of the adoption of IAS 32 and IAS 39, the unrealised gain previously recognised within other reserves has been reclassified into retained earnings in equity (note 27).

16 Trade and other receivables

	2005 £m	2004 £m
Non-current		
Amounts owed by equity accounted investments	**10**	9
Other receivables	**869**	479
Prepayments and accrued income	**33**	23
	912	511
Current		
Long-term contract balances	**4,315**	4,039
Less: attributable progress payments	**(3,914)**	(3,621)
Amounts due from contract customers	**440**	881
Amounts due from customers for contract work	**841**	1,299
Trade receivables	**608**	357
Amounts owed by equity accounted investments	**52**	178
Other receivables	**242**	222
Prepayments and accrued income	**134**	142
	1,877	2,198

Included within amounts due from customers for contract work:	2005 £m	2004 £m
Retentions outstanding against long-term contracts	**10**	28

17 Other financial assets and liabilities

	2005 Assets £m	2005 Liabilities £m
Non-current		
Cash flow hedges – foreign exchange contracts	**31**	**(41)**
Other foreign exchange/interest rate contracts	**34**	**(4)**
	65	**(45)**
Current		
Cash flow hedges – foreign exchange contracts	**39**	**(72)**
Other foreign exchange/interest rate contracts	**15**	**(6)**
Embedded derivatives	**–**	**(3)**
	54	**(81)**
Debt-related financial instruments		
Other foreign exchange/interest rates derivatives	**12**	**(147)**

The debt-related financial instruments are presented as a component of loans and overdrafts (note 20).

18 Inventories

	2005 £m	2004 £m
Short-term work-in-progress	**222**	265
Raw materials and consumables	**146**	120
Finished goods and goods for resale	**117**	113
	485	498

The Group recognised £26m (2004 £39m) as a write down of inventories to their net realisable value in 2005.

19 Disposal groups

The assets and liabilities related to the Atlas Elektronik GmbH and UK Aerostructures businesses have been presented as held for sale following their agreed disposal in December 2005 and January 2006 respectively. Completion of the transactions is expected to take place in the first half of 2006.

	2005 £m
Non-current assets	
Intangible assets	**56**
Property, plant and equipment	**57**
Other receivables	**5**
	118
Current assets	
Inventories	**78**
Trade and other receivables	**211**
	289
Assets of disposal groups	**407**
Non-current liabilities	
Trade and other payables	**(2)**
Retirement benefit obligations	**(67)**
Deferred tax liabilities	**(5)**
Provisions	**(1)**
	(75)
Current liabilities	
Trade and other payables	**(177)**
Provisions	**(18)**
	(195)
Liabilities of disposal groups	**(270)**

20 Loans and overdrafts

	2005 £m	2004 £m
Non-current		
US$200m 7% bond, repayable 2007	**116**	120
US$500m floating rate note, repayable 2008	**290**	–
Euro-Sterling £150m 11$^7/_8$% bond, repayable 2008	**150**	150
European Investment Bank loan, final instalment 2009	**18**	44
Alvis loan notes, redeemable 2009	**2**	2
Debt instrument of the convertible preference shares, redeemable 2009	**240**	–
US$500m 4.75% bond, repayable 2010	**284**	–
US$1bn 6.4% bond, repayable 2011	**590**	518
Class B and Class G certificates, final instalments 2011/2013	**784**	816
Euro-Sterling £100m 10$^3/_4$% bond, repayable 2014	**99**	100
US$750m 5.2% bond, repayable 2015	**434**	–
US$500m 7.5% bond, repayable 2027	**288**	300
Bank loans	**34**	3
Obligations under finance leases	**70**	60
Debt-related financial instruments	**135**	–
	3,534	2,113
Current		
Bank loans and overdrafts	**92**	2
Exchangeable £676m 3.75% Bond	**667**	674
European Investment Bank loans, final instalment 2009	**26**	24
Class B and Class G certificates, final instalment 2011/2013	**82**	124
Obligations under finance leases	**38**	112
GKN plc loan note	**–**	15
	905	951

The maturity of the Group's borrowings is as follows:

	Less than 1 year £m	Between 1 and 5 years £m	More than 5 years £m	Total £m
At 31 December 2005	**905**	**1,610**	**1,924**	**4,439**
At 31 December 2004	951	467	1,646	3,064

The US$200m 7% bond, repayable 2007 was converted at issue to a sterling fixed rate bond by utilising a cross-currency swap and has an effective interest rate of 7.62%.

The Group has the option to redeem the US$500m floating rate note from August 2006.

The European Investment Bank borrowing consists of three sterling denominated loans, two of which mature in 2006 and the third during 2009. The coupon rate on each loan is fixed with the weighted average interest rate on these loans being 6.86%.

The Alvis loan notes were issued to certain shareholders of Alvis plc as part of the consideration paid by the Group on acquisition of that company in 2004. The notes pay a floating sterling rate of interest on the principal amount outstanding and are redeemable at par at the option of the holder on 31 December in any of the years up to 2009, at which time any outstanding balance will be redeemed by the Group.

For more information on the debt instrument of the convertible preference shares refer to note 1.

The US$500m 4.75% bond, repayable 2010 was converted on issue to a floating rate bond by utilising an interest rate swap giving an effective rate during 2005 of 4.26%.

The US$1bn 6.4% bond, repayable 2011 was converted to a fully floating rate bond by utilising a series of interest rate swaps with different tenors; US$500m has been swapped until maturity of the bond in 2011, US$250m has been swapped until December 2007 and US$250m had been swapped until December 2005. The effective interest rate during 2005 was 5.17%. In December 2005 US$300m of floating to fixed interest rate swaps came into effect, which fixed the interest payment on this notional amount at a lower rate than the original coupon. This resulted in the interest rate split on this bond at 31 December 2005 being US$550m fixed and US$450m floating.

The Class B and Class G certificates are repayable in 2011 and 2013 respectively with fixed US$ coupon rates of 7.156% and 6.664%, giving a weighted average interest rate of 6.879%. At 31 December 2005, the gross outstanding principal due is $1,454m. Of this balance $529m has been converted to a sterling floating rate bond by utilising a cross-currency swap which resulted in an effective interest rate during 2005 of 5.74% on this element.

The US$500m 7.5% bond, repayable 2027 was converted at issue to a sterling fixed rate bond by utilising a cross-currency swap and has an effective interest rate of 7.73%.

The debt related financial instruments represent the market value of certain interest rate and cross-currency derivatives which are specifically hedging loans disclosed within the above note. These derivatives have been entered into specifically to manage the Group's exposure to foreign exchange or interest rate risk.

Exchangeable Bonds
At any time prior to the expiry date the bondholders have the right to request to exchange their bonds for the Exchange Property, which is represented by the Group's holding in the ordinary share capital of Vodafone Group Plc. This option within the Bond is classified as an embedded derivative under IAS 39. Further information on the Exchange Property is given in note 1. Following the adoption of IAS 39, the Bonds are now presented on a net present value basis instead of amortised cost.

Finance lease obligations
The Group has a number of non-cancellable finance lease arrangements predominantly in respect of aircraft as part of the Commercial Aerospace business. The maturity of these lease liabilities from the balance sheet date is shown below.

	2005 £m	2004 £m
Finance lease liabilities – minimum lease payments due:		
Not later than one year	**46**	112
Later than one year and not later than five years	**77**	78
Later than five years	**1**	7
	124	197
Future finance charges on finance leases	**(16)**	(25)
Present value of finance lease liabilities	**108**	172
Present value of finance lease liabilities – payments due:		
Not later than one year	**38**	112
Later than one year and not later than five years	**69**	53
Later than five years	**1**	7
	108	172

Under the terms of the lease agreements, no contingent rents are payable.

The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at 31 December 2005 was 7% (2004 7%).

21 Trade and other payables

	2005 £m	2004 £m
Non-current		
Amounts due to long-term contract customers	**120**	188
Cash received on customers' account for long-term contracts	**46**	5
Amounts owed to equity accounted investments	**10**	10
Other payables	**241**	237
Accruals and deferred income	**15**	24
	432	464
Current		
Amounts due to long-term contract customers	**3,452**	2,968
Amounts due to other customers	**155**	121
Cash received on customers' account:		
Long-term contracts	**2**	11
Others	**5**	2
Trade payables	**606**	507
Amounts owed to equity accounted investments	**1,256**	1,070
Other taxes and social security costs	**26**	23
Dividends	**–**	11
Other payables	**357**	510
Accruals and deferred income	**1,147**	931
	7,006	6,154

Included above:	2005 £m	2004 £m
Amounts due to long-term contract customers	**3,620**	3,172

22 Retirement benefit obligations

Pension plans

BAE Systems plc operates pension plans for the Group's qualifying employees in the UK, US and other countries. The principal plans in the UK and US are funded defined benefit plans and the assets are held in separate trustee administered funds. The plans in other countries are unfunded. Pension plan valuations are regularly carried out by independent actuaries to determine pension costs for pension funding and to calculate the IAS 19 deficit.

The disclosures below relate to post-retirement benefit plans in the UK, US and other countries which are accounted for as defined benefit plans in accordance with IAS 19. The valuations used for the IAS 19 disclosures are based on the most recent actuarial valuation undertaken by independent qualified actuaries and updated to take account of the requirements of IAS 19 in order to assess the deficit of the plans at 31 December each year. Plan assets are shown at the bid value at 31 December each year.

The plan in Germany relates to the arrangements for Atlas Elektronik GmbH. The obligations for these arrangements have been presented as liabilities directly associated with non-current assets and disposal groups held for sale following the classification of Atlas Elektronik as a disposal group (note 19).

Post-retirement benefits other than pensions

The Group also operates a number of non-pension post-retirement benefit plans, under which certain employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired employees of the Group's subsidiaries in the US. These plans are generally unfunded. The latest valuations of the principal plans, covering retiree medical and life insurance plans in certain US subsidiaries, were performed by independent actuaries as at 1 January 2005. The method of accounting for these is similar to that used for defined benefit pension plans.

The financial assumptions used to calculate liabilities for the principal plans were:

	UK			US		
	2005 %	2004 %	2003 %	**2005** %	2004 %	2003 %
Inflation rate	**2.8**	2.7	2.6	**3.0**	3.0	3.0
Rate of increase in salaries	**3.8**	3.7	3.6	**5.8**	5.8	5.4
Rate of increase for pensions in payment	**2.6-2.8**	2.5-3.0	2.6-3.0	**–**	–	–
Rate of increase for deferred pensions	**2.8**	2.7	2.6	**n/a**	n/a	n/a
Discount rate	**4.8**	5.3	5.5	**5.8**	5.9	6.3
Long-term healthcare cost increases	**n/a**	n/a	n/a	**5.7**	5.7	5.8

The assumptions used are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily occur in practice. The bid value of plan assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of plan liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, as at 31 December are shown in the tables below.

For its UK pension arrangements the Group has, for the purpose of calculating its liabilities as at 31 December 2005 used PA 92 medium cohort tables based on year of birth (as published by the Institute of Actuaries) for both pensioner and non-pensioner members in conjunction with the results of an investigation into the actual mortality experience of plan members (2004 PA92 medium cohort tables based on year of birth for non-pensioners and PA92 calendar year for pensioners). For its US pension arrangements the mortality tables used for pensioners and non-pensioners are RP 2000 projected to 2006 (2004 1983 GAM). Both UK and US mortality tables are based on the latest mortality investigations and reflect an industry-wide recognition that life expectancies have improved.

The Group has a number of healthcare arrangements in the US. The long-term healthcare cost increases shown in the table above are based on the assumptions that the increases are 10% in 2005 reducing to 5% by 2015 for pre-retirement and 11% in 2005 reducing to 5% for post-retirements.

A summary of the movements in the retirement benefit obligations is shown below. The full disclosures, as required by IAS 19, are provided in the subsequent information.

Additional disclosure – summary of movements of the retirement benefit obligations

	UK £m	US and other £m	**2005 Total £m**
Deficit in defined benefit pension plans at 1 January	(3,875)	(464)	**(4,339)**
Transfers arising on acquisitions	–	(89)	**(89)**
Actual return on assets above expected return	1,151	(13)	**1,138**
Increase in liabilities due to changes in assumptions	(2,054)	(46)	**(2,100)**
Other movements	119	(35)	**84**
Deficit in defined benefit pension plans at 31 December	(4,659)	(647)	**(5,306)**
US Healthcare plans	–	(52)	**(52)**
Total IAS 19 deficit	(4,659)	(699)	**(5,358)**
Allocated to equity accounted investments	1,210	–	**1,210**
Group's share of IAS 19 deficit excluding Group's share of amounts allocated to equity accounted investments	(3,449)	(699)	**(4,148)**

22 Retirement benefit obligations continued

Amounts recognised in the balance sheet

	2005				2004			
	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Present value of unfunded obligations	**–**	**(145)**	**–**	**(145)**	–	(73)	–	(73)
Present value of funded obligations	**(15,492)**	**(2,130)**	**(144)**	**(17,766)**	(13,074)	(1,335)	(108)	(14,517)
Fair value of scheme assets	**10,833**	**1,628**	**92**	**12,553**	9,199	944	39	10,182
Total IAS 19 deficit, net	**(4,659)**	**(647)**	**(52)**	**(5,358)**	(3,875)	(464)	(69)	(4,408)
Allocated to equity accounted investments[1]	**1,210**	**–**	**–**	**1,210**	1,198	–	–	1,198
Group's share of IAS 19 deficit, net	**(3,449)**	**(647)**	**(52)**	**(4,148)**	(2,677)	(464)	(69)	(3,210)
Group's share of IAS 19 deficit of equity accounted investments	**(303)**	**–**	**–**	**(303)**	(370)	–	–	(370)
Represented by:								
Pension receivables (within non-current receivables)	**–**	**20**	**–**	**20**	–	–	–	–
Retirement benefit obligations	**(3,449)**	**(600)**	**(52)**	**(4,101)**	(2,677)	(464)	(69)	(3,210)
Liabilities directly associated with non-current assets and disposal groups held for sale	**–**	**(67)**	**–**	**(67)**	–	–	–	–
	(3,449)	**(667)**	**(52)**	**(4,168)**	(2,677)	(464)	(69)	(3,210)
Group's share of IAS 19 deficit, net	**(3,449)**	**(647)**	**(52)**	**(4,148)**	(2,677)	(464)	(69)	(3,210)

[1] Certain of the Group's equity accounted investments participate in the Group's defined benefit plans. As these plans are multi-employer plans the Group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments based upon a reasonable and consistent allocation method intended to reflect a reasonable approximation of the equity accounted investments' share of the deficit. The Group's share of the IAS 19 pension deficit allocated to the equity accounted investments is included in the balance sheet within equity accounted investments.

Amounts for the current and previous four years are as follows:

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Defined benefit pension plans					
Defined benefit obligations	**(17,767)**	(14,482)	(12,386)	(11,252)	(10,349)
Plan assets	**12,461**	10,143	9,305	8,127	9,645
Total deficit before tax and allocation to equity accounted investments	**(5,306)**	(4,339)	(3,081)	(3,125)	(704)
Actuarial loss on plan liabilities	**(2,100)**	(1,621)	(788)	(408)	*
Actuarial gain/(loss) on plan assets[1]	**1,138**	265	827	(2,048)	*

[1] at bid value for 2005 and 2004, and at mid-value for prior years
*not available

Assets of defined benefit pension plans

	2005							
	UK			US			Total	
	£m	%	Expected return %	£m	%	Expected return %	£m	%
Equities	**7,489**	**69**	**8.0**	**1,270**	**78**	**8.75**	**8,759**	**70**
Bonds	**2,276**	**21**	**4.3**	**231**	**14**	**5.5**	**2,507**	**20**
Other (mainly property)	**1,068**	**10**	**6.0**	**127**	**8**	**7.0**	**1,195**	**10**
Total	**10,833**	**100**	**7.0**	**1,628**	**100**	**8.5**	**12,461**	**100**

	2004							
	UK			US			Total	
	£m	%	Expected return %	£m	%	Expected return %	£m	%
Equities	6,215	68	8.3	623	66	9.0	6,838	68
Bonds	1,883	20	5.0	189	20	5.6	2,072	20
Other (mainly property)	1,101	12	6.3	132	14	6.6	1,233	12

When setting the overall expected rate of return on plan assets, historical markets are studied and long-term historical relationships between equities and bonds are preserved. This is consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before expected return assumptions are determined for each asset class. The overall expected return is established with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

Changes in the fair value of plan assets are as follows:

	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Value of plan assets at 1 January 2004	8,404	896	34	9,334
Assets acquired on acquisitions	150	20	(1)	169
Expected return on assets	639	80	3	722
Actuarial gain	247	18	2	267
Actual return on assets	886	98	5	989
Contributions by employer	247	63	12	322
Members' contributions (including DWP[1] rebates)	118	10	–	128
Currency loss	–	(77)	(3)	(80)
Benefits paid	(606)	(66)	(8)	(680)
Value of plan assets at 31 December 2004	9,199	944	39	10,182
Assets acquired on acquisitions	–	433	43	476
Expected return on assets	667	104	5	776
Actuarial gain/(loss)	1,151	(13)	(5)	1,133
Actual return on assets	1,818	91	–	1,909
Contributions by employer	252	71	10	333
Members' contributions (including DWP[1] rebates)	129	10	–	139
Currency gain	–	152	7	159
Benefits paid	(565)	(73)	(7)	(645)
Value of plan assets at 31 December 2005	**10,833**	**1,628**	**92**	**12,553**

[1] Department for Works and Pensions

22 Retirement benefit obligations continued

Changes in the present value of the defined benefit obligations before allocation to equity accounted investments are as follows:

	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Defined benefit obligations at 1 January 2004	(11,152)	(1,234)	(133)	(12,519)
Liabilities assumed on acquisitions	(183)	(43)	–	(226)
Current service cost	(182)	(39)	(2)	(223)
Members' contributions (including DWP rebates)	(118)	(10)	–	(128)
Past service cost	(30)	–	–	(30)
Actuarial (loss)/gain on liabilities	(1,441)	(180)	18	(1,603)
Curtailment gains	16	–	–	16
Liabilities extinguished on settlements	19	–	–	19
Interest expense	(609)	(77)	(8)	(694)
Currency gain	–	109	9	118
Benefits paid	606	66	8	680
Defined benefit obligations at 31 December 2004	(13,074)	(1,408)	(108)	(14,590)
Liabilities assumed on acquisitions	–	(522)	(40)	(562)
Current service cost	(160)	(56)	(2)	(218)
Members' contributions (including DWP rebates)	(129)	(10)	–	(139)
Past service cost	(17)	(1)	9	(9)
Actuarial (loss)/gain on liabilities[1]	(2,054)	(46)	11	(2,089)
Curtailment gains	62	–	–	62
Interest expense	(685)	(98)	(8)	(791)
Currency loss	–	(207)	(13)	(220)
Benefits paid	565	73	7	645
Defined benefit obligations at 31 December 2005	**(15,492)**	**(2,275)**	**(144)**	**(17,911)**

[1] the loss in the year was due to changes in mortality assumptions (£503m) and changes in other assumptions (£1,586m)

Contributions

The Group contributions made to the defined benefit plans in the year ended 31 December 2005 were £260m (2004 £243m). In 2006, the Group expects to make regular contributions at a similar level to those made in 2005. The Group is in consultation with pension plan trustees and employees as to significant incremental contributions.The Group also incurred a charge in respect of the cash contributions of £41m (2004 £40m) paid to defined contribution pension plans for employees. It expects to make a contribution of £52m to these plans in 2006.

The amounts recognised in the income statement after allocation to equity accounted investments are as follows:

	2005				2004			
	UK defined benefit pension plans £m	**US and other pension plans £m**	**US healthcare plans £m**	**Total £m**	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Included in operating costs:								
Current service cost	**(123)**	**(56)**	**(2)**	**(181)**	(127)	(39)	(2)	(168)
Past service cost	**(12)**	**(1)**	**9**	**(4)**	(20)	–	–	(20)
Curtailments and settlements	**–**	**–**	**–**	**–**	26	–	–	26
	(135)	**(57)**	**7**	**(185)**	(121)	(39)	(2)	(162)

The loss for the year from discontinued operations is stated after recording a £62m curtailment gain.

Included in finance costs:								
Expected return on plan assets	**523**	**104**	**5**	**632**	459	80	3	542
Interest on obligations	**(527)**	**(98)**	**(8)**	**(633)**	(436)	(77)	(8)	(521)
	(4)	**6**	**(3)**	**(1)**	23	3	(5)	21
Included in share of results of equity accounted investments:								
Group's share of equity accounted investments' operating costs	**(11)**	**–**	**–**	**(11)**	(20)	–		(20)

22 Retirement benefit obligations continued

A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase £m	One percentage point decrease £m
Effect on the aggregate of service cost and interest cost	0.2	0.2
Effect on defined benefit obligations	3	2

23 Provisions

	Aircraft financing £m	Warranties and after-sales service £m	Reorganisations – ongoing operations £m	Legal costs, environmental and other £m	Total £m
Non-current	15	105	–	121	241
Current	45	70	34	101	250
At 1 January 2005	60	175	34	222	491
Created	85	45	61	170	361
Released	(3)	(23)	(9)	(61)	(96)
Utilised	(40)	(36)	(17)	(33)	(126)
Provisions and fair values arising on acquisitions	–	15	–	99	114
On disposal of discontinued operations	–	(22)	(8)	(2)	(32)
Transfer to disposal groups held for sale	–	(4)	–	(15)	(19)
Exchange adjustments	6	2	1	16	25
Other provision movements	–	2	1	(3)	–
At 31 December 2005	**108**	**154**	**63**	**393**	**718**
Represented by:					
Non-current	55	90	13	217	375
Current	53	64	50	176	343
	108	**154**	**63**	**393**	**718**

Aircraft financing
The provision primarily relates to probable exposures under residual value guarantees issued by the Group on previous sales transactions. Further information is provided in note 24. Such costs are generally incurred within five years.

Warranties and after-sales service
Warranties and after-sales service are provided in the normal course of business with provisions for associated costs being made based on an assessment of future claims with reference to past experience. Such costs are generally incurred within three years post-delivery.

Reorganisations – ongoing operations
The costs associated with the reorganisation programmes are supported by detailed plans and based on previous experience as well as other known factors. Such costs are generally incurred within one to three years.

Legal costs, environmental and other provisions
The Group holds provisions for expected legal, environmental and other costs that it expects to incur over an extended period. These costs are based on past experience of similar items and other known factors and represent management's best estimate of the likely outcome.

24 Contingent liabilities and commitments

Aircraft financing contingent liabilities

Included within the aircraft financing provision of £108m (note 23) is an exposure of £65m as discussed below:

	31 December 2005 £m	1 January 2005 £m	31 December 2004 £m
Potential future cash flow payments in respect of aircraft financing obligations	**460**	628	755
Anticipated aircraft values	**(391)**	(604)	(727)
Adjustments to net present values	**(4)**	(4)	(5)
Net exposure provided	**65**	20	23

As stated in note 1, the Group has adopted IAS 39 from 1 January 2005. As a result the Group has restated the amounts shown above to the appropriate exchange rate as at 1 January 2005. In accordance with IFRS 1, the Group is not required to restate comparative information which is presented under UK GAAP.

The Group has provided residual value guarantees (RVGs) in respect of certain commercial aircraft sold. At 31 December 2005 the Group's exposure to make future payments in respect of these arrangements was £460m (31 December 2004 £755m). Certain of these arrangements are covered by a Financial Risk Insurance Programme (FRIP) under which the Group would place reliance on insurance cover for the anticipated aircraft values if the guarantees were called.

After taking account of the FRIP and independent appraisal valuations the directors consider that the Group's net exposure to these guarantees is covered by the provisions held and the residual values of the related aircraft.

The Group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and RVGs given by Saab AB and Airbus SAS. Provision is made against the expected net exposures on a net present value basis within the accounts of Airbus and Saab. The Group's share of such exposure is limited to its percentage shareholding in each of these equity accounted investments.

Guarantees and performance bonds

The Group has entered into a number of guarantee and performance bond arrangements in the normal course of business. Provision is made for any amounts that the directors consider may become payable under such arrangements.

Operating lease commitments – where the Group is the lessee

The Group leases various offices, factories, shipyards and aircraft under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

The future aggregate minimum lease payments under non-cancellable operating leases and associated future minimum sublease income are as follows:

Payments due:	2005 £m	2004 £m
Not later than one year	**66**	125
Later than one year and not later than five years	**273**	258
Later than five years	**552**	493
	891	876
Total of future minimum sublease income under non-cancellable subleases	**118**	133

Capital commitments

Capital expenditure contracted for but not provided for in the accounts is as follows:

	2005 £m	2004 £m
Property, plant and equipment	**93**	55
Intangible assets	**8**	2
	101	57

Treasury contingent liabilities

Treasury contingent liabilities are set out in note 32.

25 Share capital

	Equity		Non-equity				Total
	Ordinary shares of 2.5p each		Preference shares of 25p each		Special Share of £1		
	Number of shares m	Nominal value £m	Number of shares m	Nominal value £m	Number of shares	Nominal value £	Nominal value £m
Authorised							
At 1 January and 31 December 2004	3,850	96	275	69	1	1	165
Adoption of IAS 32 and IAS 39	–	–	(275)	(69)	–	–	(69)
At 1 January 2005	3,850	96	–	–	1	1	96
Authorised in the year	600	15	–	–	–	–	15
At 31 December 2005	**4,450**	**111**	**–**	**–**	**1**	**1**	**111**
Issued and fully paid							
At 1 January and 31 December 2004	3,060	77	266	66	1	1	143
Adoption of IAS 32 and IAS 39	–	–	(266)	(66)	–	–	(66)
At 1 January 2005	3,060	77	–	–	1	1	77
Placing of shares[1]	150	3	–	–	–	–	3
Exercise of options	9	–	–	–	–	–	–
At 31 December 2005	**3,219**	**80**	**–**	**–**	**1**	**1**	**80**

[1] placing of shares represents 150 million new ordinary shares of 2.5p each issued at a price of 240 pence on 7 March 2005, raising £360m before expenses

Preference shares

The 7.75p (net) cumulative redeemable preference shares of 25p each are convertible into ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. During the year 187,489 shares were converted for 89,814 ordinary shares. The Group may redeem all of the remaining preference shares at any time after 1 July 2007 and, in any case, will redeem any remaining shares on 1 January 2010, in each case at 100p per share together with any arrears and accruals of dividend. The maximum redemption value of the preference shares, ignoring any arrears or accruals of dividend, is therefore £266m.

As stated in note 1, the Group has adopted IAS 39 from 1 January 2005. In accordance with IAS 32 the convertible preference shares are considered to be a compound financial instrument consisting of both a debt element and an equity component which require separate accounting treatment. Under IAS 32, the equity option element of preference shares of £78m is included as a separate component of equity. The debt component is recognised within loans and overdrafts (note 20).

The preference shares carry voting rights at a general meeting of BAE Systems plc (the Company) only where the preferential dividend is six months or more in arrears, or where a motion is to be proposed which abrogates, varies or modifies the rights of the preference shareholders, or where a motion is to be proposed for the winding up of the Company. On a winding up, holders of the preference shares are entitled, after repayment of the capital paid up on the Special Share and in priority to any payment to any other class of shareholder, to the return of amounts paid up or credited as paid up on the preference shares together with a premium of 75p per share, and all arrears of preferential dividends.

Special Share

One Special Share of £1 in the Company is held on behalf of the Secretary of State for Trade and Industry (the Special Shareholder). Certain parts of the Company's Articles of Association cannot be amended without the consent of the Special Shareholder. These articles include the requirement that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the Company, the requirement that the majority of the directors are British, and the requirement that the Chief Executive and any executive chairman are British citizens. The effect of these requirements can also be amended by regulations made by the directors and approved by the Special Shareholder.

The Special Shareholder may require the Company at any time to redeem the Special Share at par or to convert the Special Share into one ordinary voting share. The Special Shareholder is entitled to receive notice of and to attend general meetings and class meetings of the Company's shareholders but has no voting right, nor other rights, other than to speak in relation to any business in respect of the Special Share.

26 Share-based payments

Details of the terms and conditions of each share option scheme are given in the Remuneration Report on pages 62 to 63.

Executive Share Option Scheme (ExSOS)
Equity-settled options

	2005		2004	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**63,475**	**2.76**	53,627	2.97
Granted during the year	**10,569**	**2.89**	13,060	2.09
Exercised during the year	**(992)**	**1.65**	(165)	1.70
Expired during the year	**(1,653)**	**3.35**	(3,047)	3.65
Outstanding at the end of the year	**71,399**	**2.78**	63,475	2.76
Exercisable at the end of the year	**2,350**	**3.18**	3,346	2.73

Cash-settled options

	2005		2004	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**61,957**	**2.90**	50,204	3.11
Granted during the year	**8,946**	**2.71**	11,753	2.02
Exercised during the year	**(5)**	**2.40**	–	–
Expired during the year	**(1,769)**	**2.68**	–	–
Outstanding at the end of the year	**69,129**	**2.88**	61,957	2.90
Exercisable at the end of the year	**–**	**–**	–	–

	2005		2004	
	Equity-settled	**Cash-settled**	Equity-settled	Cash-settled
Range of exercise price of outstanding options (£)	**1.72 – 4.87**	**1.72 – 4.21**	1.72 – 2.41	1.72 – 4.21
Weighted average remaining contracted life (years)	**7**	**7**	7	7
Weighted average fair value of options granted (£)	**1.00**	**1.62**	0.67	0.83
Expense recognised for the year (£m)	**6**	**27**	4	8

Performance Share Plan (PSP)
Equity-settled options

	2005 Number of shares '000	2004 Number of shares '000
Outstanding at the beginning of the year	**14,462**	7,570
Granted during the year	**5,261**	6,915
Expired during the year	**(806)**	(23)
Outstanding at the end of the year	**18,917**	14,462
Exercisable at the end of the year	**–**	–

Cash-settled options

	2005 Number of shares '000	2004 Number of shares '000
Outstanding at the beginning of the year	**16,076**	8,237
Granted during the year	**5,822**	7,839
Expired during the year	**(509)**	–
Outstanding at the end of the year	**21,389**	16,076
Exercisable at the end of the year	**–**	–

	2005		2004	
	Equity-settled	**Cash-settled**	Equity-settled	Cash-settled
Weighted average remaining contracted life (years)	**5**	**5**	6	6
Weighted average fair value of options granted (£)	**1.48**	**2.77**	1.13	1.40
Expense recognised for the year (£m)	**6**	**25**	4	5

The exercise price for the PSP is £nil (2004 £nil).

Restricted Share Plan (RSP)

All awards are equity-settled.

	2005 Number of shares '000	2004 Number of shares '000
Outstanding at the beginning of the year	**799**	211
Granted during the year	**481**	588
Forfeited during the year	**(20)**	–
Released during the year	**(213)**	–
Outstanding at the end of the year	**1,047**	799
Exercisable at the end of the year	**–**	211

	2005	2004
Weighted average remaining contracted life (years)	**2**	2
Weighted average fair value of options granted (£)	**2.38**	1.76
Expense recognised for the year (£m)	**1**	–

The exercise price for the RSP is £nil (2004 £nil).

Save-As-You-Earn (SAYE)

Equity-settled options

	2005		2004	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**54,214**	**2.10**	58,484	2.34
Granted during the year	**–**	**–**	10,960	1.56
Exercised during the year	**(7,372)**	**2.51**	(31)	0.96
Expired during the year	**(13,191)**	**2.62**	(15,199)	2.63
Outstanding at the end of the year	**33,651**	**1.80**	54,214	2.10
Exercisable at the end of the year	**–**	**–**	3,745	3.21

26 Share-based payments continued

Cash-settled options

	2005		2004	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**16,924**	**2.46**	12,094	2.48
Granted during the year	**4,424**	**3.56**	4,830	2.40
Exercised during the year	**(557)**	**2.56**	–	–
Expired during the year	**(6,403)**	**2.66**	–	–
Outstanding at the end of the year	**14,388**	**2.70**	16,924	2.46
Exercisable at the end of the year	**3,093**	**2.71**	5,553	2.72

	2005		2004	
	Equity-settled	**Cash-settled**	Equity-settled	Cash-settled
Range of exercise price of outstanding options (£)	**0.93 – 3.21**	**1.72 – 3.56**	0.93 – 3.21	1.72 – 2.72
Weighted average remaining contracted life (years)	**2**	**2**	3	2
Weighted average fair value of options granted (£)	**–**	**1.15**	0.65	0.58
Expense recognised for the year (£m)	**3**	**9**	2	1

Share Investment Plan
At 31 December 2005 there were no options outstanding under this plan (2004 nil).

Details of options granted in period
The fair value of both equity-settled and cash-settled options granted in the period have been measured using the weighted average inputs below and the following valuation models:

PSP – Monte Carlo

RSP – Dividend valuation model

ExSOS & SAYE – Binomial model

	2005	2004
Range of share price at date of grant (£)	**2.62 – 3.85**	2.01 – 2.40
Exercise price (£)	**0 – 3.56**	0 – 2.40
Expected option life (years)	**3 – 5**	3 – 5
Volatility	**27 – 42%**	39 – 45%
Spot dividend yield	**2.6%**	3.4%
Risk free interest rate	**4.1 – 4.2%**	4.3 – 4.5%

Volatility was calculated with reference to the Group's weekly share price volatility, after allowing for dividends and stock splits, for the greater of 30 weeks or for the period until vest date.

The average share price in the year was £2.94 (2004 £2.10).

The liability in respect of the cash-settled elements of the schemes shown above and reported within provisions at 31 December 2005 is £80m (2004 £19m).

The intrinsic value of cash-settled options that have vested at 31 December 2005 is £3m (2004 £nil).

27 Reconciliation of movement in capital and reserves

	Issued share capital £m	Share premium £m	Equity option of preference shares £m	Other reserves £m	Retained earnings £m	Total £m	Minority interest £m	Total equity £m
	Attributable to equity holders of the parent							
Balance at 1 January 2004	143	412	–	5,425	(2,301)	3,679	10	3,689
Total recognised income and expense	–	–	–	(102)	(628)	(730)	–	(730)
Share-based payments	–	–	–	–	8	8	–	8
Ordinary share dividends	–	–	–	–	(281)	(281)	–	(281)
Preference share dividends	–	–	–	–	(21)	(21)	–	(21)
At 31 December 2004	143	412	–	5,323	(3,223)	2,655	10	2,665
Adoption of IAS 32 and IAS 39	(66)	–	78	691	(281)	422	–	422
At 1 January 2005	77	412	78	6,014	(3,504)	3,077	10	3,087
Reclassification[1]	–	–	–	(636)	636	–	–	–
Total recognised income and expense	–	–	–	(658)	295	(363)	2	(361)
Share-based payments	–	–	–	–	16	16	–	16
Shares issued	3	370	–	–	–	373	–	373
Other	–	–	–	–	–	–	4	4
Ordinary share dividends	–	–	–	–	(315)	(315)	–	(315)
At 31 December 2005	**80**	**782**	**78**	**4,720**	**(2,872)**	**2,788**	**16**	**2,804**

Other reserves includes a merger reserve of £4,589m (2004 £4,589m), statutory reserve[2] of £202m (2004 £202m), a fair value reserve of £nil (2004 £636m) and a hedging reserve of £225m (2004 £nil).

1 At 31 December 2004, the fair value reserve of £636m represented the unrealised gain on the Group's holdings in the shares of Vodafone Group Plc that arose on uplifting the shares from historical cost to market value at that date. On adoption of IAS 32, and in accordance with IFRS 1, the Group's holding in these shares was designated as a financial asset at fair value through profit or loss. As a result from 1 January 2005, movements in the market value of these shares will be recorded through the income statement. Accordingly, this has been reclassified into retained earnings (note 1).

2 Under section 4 of the British Aerospace Act 1980 the statutory reserve may only be applied in paying up unissued shares of the Group to be allotted to members of the Group as fully paid bonus shares.

Own shares held

Own shares held are recognised as a deduction from retained earnings.

BAE Systems ESOP Trust Limited

Own shares with a weighted average cost of £5m (2004 £7m) comprise a holding of 1,748,945 (2004 2,567,228) ordinary shares of 2.5p each in BAE Systems plc, listed on The London Stock Exchange, and are held by BAE Systems ESOP Trust of which IFG Trust (Jersey) Limited are the trustees.

Information on the market value and allocation of these shares to the Group's various share option schemes is as follows:

	2005 £m	2004 £m
Market value		
Under option	**4**	2
Not yet allocated to share option schemes	**3**	4
	7	6

	2005 Number of shares	2004 Number of shares
Allocation		
Held under Restricted Share Plan		
Executive directors: under option	**384,524**	285,563
Other employees: under option	**661,940**	513,076
Not yet allocated to share option schemes	**702,481**	1,768,589
	1,748,945	2,567,228

28 Reconciliation of operating business cash flow

	2005 £m	2004 £m
Cash inflow from operating activities	**2,099**	2,350
Purchases of property, plant and equipment	**(318)**	(343)
Capital expenditure on investment property	**(12)**	–
Additions to intangible assets	**(17)**	(23)
Proceeds from the sale of property, plant and equipment	**30**	131
Proceeds from the sale of investment property	**54**	–
Proceeds from the sale of non-current other investments	**30**	–
Purchase of non-current other investments	**(17)**	(50)
Dividends received from equity accounted investments	**88**	69
Operating business cash flow	**1,937**	2,134
Electronics, Intelligence & Support	**323**	190
Land & Armaments	**168**	60
Programmes	**285**	442
Customer Solutions & Support	**850**	1,102
Integrated Systems & Partnerships	**17**	59
Commercial Aerospace	**327**	226
HQ and other businesses	**(3)**	82
Discontinued operations	**(30)**	(27)
Operating business cash flow	**1,937**	2,134

29 Debt

Net debt as defined by the Group

	2005 £m	2004 £m
Other investments – current	**634**	763
Cash and cash equivalents	**2,581**	1,651
	3,215	2,414
Loans – non-current	**(3,534)**	(2,113)
Loans – current	**(815)**	(950)
Overdrafts – current	**(90)**	(1)
Loans and overdrafts – current	**(905)**	(951)
Cash received on customers' account[1] (included within payables)	**(53)**	(18)
	(4,492)	(3,082)
Closing net debt as defined by the Group	**(1,277)**	(668)

Movement in net debt as defined by the Group

	2005 £m	2004 £m
Opening net debt as defined by the Group	**(668)**	(1,806)
Adoption of IAS 32 and IAS 39	**(283)**	–
Restated opening net debt as defined by the Group	**(951)**	(1,806)
Operating business cash flow	**1,937**	2,134
Interest and preference dividends	**(152)**	(179)
Taxation	**(27)**	(31)
Free cash inflow	**1,758**	1,924
Acquisitions and disposals	**(1,548)**	(550)
Debt acquired on acquisition of subsidiary undertaking	**(288)**	(80)
Proceeds from issue of share capital	**373**	–
Equity dividends paid	**(315)**	(281)
Other non-cash movements	**(52)**	9
Foreign exchange	**(219)**	129
Movement in cash received on customers' account[1]	**(35)**	(13)
Closing net debt as defined by the Group	**(1,277)**	(668)

Analysis of acquisitions and disposals

	United Defense £m	Other acquisitions £m	**Total acquisitions £m**	Avionics £m	Precision Aero-stuctures £m	**Total disposals £m**	Saab £m	**Total £m**
Cash (consideration)/proceeds	(2,204)	(58)	**(2,262)**	451	9	**460**	125	**(1,677)**
Cash and cash equivalents net of overdrafts acquired/disposed	130	(2)	**128**	1	–	**1**	–	**129**
Aquisitions and disposals	(2,074)	(60)	**(2,134)**	452	9	**461**	125	**(1,548)**
Debt acquired on acquisition of subsidiary	(283)	(5)	**(288)**	–	–	–	–	**(288)**
	(2,357)	(65)	**(2,422)**	452	9	**461**	125	**(1,836)**

[1] cash on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payments guarantees unrelated to company performance

30 Dividends

	2005 £m	2004 £m
Equity dividends		
Prior year final 5.8p dividend per ordinary share paid in the year (2004 5.5p)	**186**	168
Interim 4.0p dividend per ordinary share paid in the year (2004 3.7p)	**129**	113
	315	281

After the balance sheet date, the directors proposed a final dividend of 6.3p (2004 5.8p). The dividend, which is subject to shareholder approval, will be paid on 1 June 2006 to shareholders registered on 21 April 2006.

The ex-dividend date is 19 April 2006.

31 Acquisition of subsidiaries

The Group made a number of acquisitions during the year, the most significant of which was of United Defense Industries, Inc. (United Defense) in the US. The acquisitions took place throughout the year but if they had occurred on 1 January 2005, Group sales would have been £16.2bn and profit after tax would have been £0.6bn. In the period from acquisition to 31 December 2005 the acquisitions contributed profit after tax of £nil to the Group's consolidated results.

United Defense

On 24 June 2005, the Group completed the acquisition of 100% of the issued share capital of United Defense, in the US, for a consideration of £2,205m. Goodwill arising on consolidation amounted to £1,984m. United Defense is a leader in the design, development and production of combat vehicles, artillery, naval guns, missile launchers and precision munitions used by the US Department of Defense and its allies worldwide and the largest US non-nuclear ship repair, modernisation, overhaul and conversion company.

With the combination of the existing RO Defence business, the acquisition of Alvis plc in 2004 and United Defense, the new global Land & Armaments business group is positioned to take advantage of the US Department of Defense's mission and funding outlook, which is expected to prioritise the evolutionary and affordable development of military platforms and the refurbishment and upgrade of existing systems. The planned restructuring of the US Army is also likely to require an upgrade of the large inventory of Bradley and other United Defense vehicles. The 2005 US defence budget and supplemental requests include approximately $1.3bn for resets and upgrades to the Bradley vehicle fleet.

Land & Armaments provides the Group with a significant position within the Future Combat Systems programme, the US Army's largest procurement programme, as well as enhanced opportunities on programmes such as the UK's Future Rapid Effect System and Sweden's SEP and in the export market.

The acquisition complements existing US business in advanced electronic systems and sub-systems creating significant synergy potential. It also allows for the further development of the Group's through-life support and services capabilities by adding to its operations the US Navy's largest non-nuclear ship repair and overhaul contractor.

The opportunities presented by these circumstances do not translate to separately identifiable intangible assets but represent much of the assessed value within the United Defense business supporting the recognised goodwill.

Provisional fair values have been assigned to the net assets acquired. These will be amended as necessary in light of subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisition.

31 *Acquisition of subsidiaries* continued

The acquisition had the following effect on the Group's assets and liabilities:

	Book value £m	Accounting policy alignments £m	Fair value adjustments £m	Fair value £m
Intangible assets	11	(6)	351	356
Property, plant and equipment	108	(1)	51	158
Inventories	201	(112)	45	134
Trade and other receivables	165	(1)	2	166
Current tax recoverable	(17)	–	29	12
Deferred tax assets	1	–	(1)	–
Retirement benefit obligations, net	43	(129)	–	(86)
Other investments	2	–	–	2
Cash and cash equivalents	167	–	–	167
Overdrafts	(37)	–	–	(37)
Loans	(283)	–	–	(283)
Trade and other payables	(344)	134	(1)	(211)
Other financial liabilities	–	–	–	–
Deferred tax liabilities	(13)	43	(113)	(83)
Provisions	(61)	20	(33)	(74)
	(57)	(52)	330	221
Goodwill arising				1,984
Total consideration				2,205
Satisfied by:				
Cash				2,185
Directly attributable costs:				
paid				19
accrued				1
				2,205

31 Acquisition of subsidiaries continued

Other acquisitions

Other acquisitions includes the acquisition, in April 2005, of AMS's UK operations, Integrated System Technologies Limited, and, in May 2005, the OMC Group. AMS was the 50/50 joint venture of BAE Systems and Finmeccanica SpA which was dissolved as part of the Eurosystems transaction. The acquisition of the OMC Group is part of the Group's investment in offset companies as it continues to develop a greater indigenous presence in Saudi Arabia.

	Book value £m	Accounting policy alignments £m	Fair value adjustments £m	Fair value £m
Intangible assets	–	–	87	87
Property, plant and equipment	42	–	1	43
Inventories	52	–	–	52
Trade and other receivables	102	–	–	102
Deferred tax assets	85	–	–	85
Retirement benefit obligations	(278)	–	–	(278)
Equity accounted investments	18	–	5	23
Cash and cash equivalents	6	–	–	6
Overdrafts	(8)	–	–	(8)
Loans	(5)	–	–	(5)
Trade and other payables	(247)	–	–	(247)
Corporation tax liabilities	(3)	–	3	–
Deferred tax liabilities	–	–	(26)	(26)
Provisions	(44)	–	4	(40)
Equity minority interest	(2)	–	(2)	(4)
	(282)	–	72	(210)
Adjustment relating to the restructuring of the Group's interest in AMS NV as part of the Eurosystems transaction				48
				(162)
Goodwill arising (including £79m relating to the original investment in AMS NV)				279
Total consideration				117
Satisfied by:				
Cash – paid 2004				48
Cash – paid 2005				58
Accrued costs				11
				117

32 Financial risk management

A discussion of the Group's treasury objectives and policies and the use of financial instruments can be found in the operating and financial review and the directors' report. Financial instruments comprise net debt (note 29) together with other financial assets and other financial liabilities and other instruments deemed to be financial instruments under IAS 32 including non-current receivables, non-current payables and non-current provisions.

Hedging instruments
The notional, or contracted, amounts of derivative financial instrument are shown below, analysed between foreign exchange contracts and interest rate contracts, classified by year of maturity.

At 31 December 2005

Foreign exchange contracts	Not exceeding 1 year £m	Between 1 year and 5 years £m	More than 5 years £m	Total £m
Net forward (sales)/purchase contracts				
US dollar	(1,406)	93	(35)	(1,348)
Euro	1,240	(59)	2	1,183
Other	20	136	–	156
	(146)	170	(33)	(9)

Interest rate contracts	Not exceeding 1 year £m	Between 1 year and 5 years £m	More than 5 years £m	Total £m
Interest rate swap contracts				
US dollar	–	437	466	903
Sterling	12	73	31	116
	12	510	497	1,019

Cross currency swap contracts	Not exceeding 1 year £m	Between 1 year and 5 years £m	More than 5 years £m	Total £m
Net forward (sales)/purchase contracts				
US dollar	21	277	460	758
Euro	–	(95)	–	(95)
Other	–	(135)	–	(135)
	21	47	460	528

Fair value of financial instruments
The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

The fair values of financial instruments have been determined based on available market information at the balance sheet date, and the valuation methodologies listed below:
- the fair value of forward foreign exchange contracts are calculated by discounting the contracted forward values and translating at the appropriate balance sheet rates;
- the fair value of both interest rate and cross currency swaps are calculated by discounting expected future principal and interest cash flows and translating at the appropriate balance sheet rates;
- the fair value of loans and overdrafts has been estimated by discounting the future cash flows to net present values using appropriate market-based interest rates prevailing at 31 December.

Due to the variability of the valuation factors, the fair values presented at the balance sheet date may not be indicative of the amounts the Group would expect to realise in a current market environment.

32 Financial risk management continued

The following table compares the estimated fair values of the financial assets and liabilities to their carrying value at the balance sheet date.

	Net carrying amount 2005 £m	Estimated fair value 2005 £m
Assets		
Non-current		
Other receivables[1]	912	912
Other financial assets	65	65
Current		
Other investments	634	634
Other financial assets	54	54
Cash and cash equivalents	2,581	2,581
Liabilities		
Non-current		
Loans	(3,534)	(3,825)
Other financial liabilities	(45)	(45)
Current		
Loans and overdrafts	(905)	(905)
Other financial liabilities	(81)	(81)
	(319)	(610)

[1] net carrying amount approximates to estimated fair value as there is no active market

Interest rate risk

Based on contracted maturities and/or repricing dates, the following amounts are exposed to interest rate risk over the future as shown below:

	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	Beyond 2010 £m
Assets						
Non-current						
Trade and other receivables	80	–	–	–	–	–
Current						
Other investments	634	–	–	–	–	–
Cash and cash equivalents	2,581	–	–	–	–	–
Liabilities						
Non-current						
Loans	(1,208)	(1,208)	(1,036)	(707)	(662)	(327)
Current						
Loans and overdrafts	(105)	–	–	–	–	–

32 Financial risk management continued

Other information

Collateral

As shown above, the Group has entered into a number of financial derivative contracts to hedge certain long-term foreign currency and interest rate exposures. Cash collateral payments can be required to be made periodically to the counterparty dependent upon the market value of these financial derivatives. Cash deposited in this way is treated as a non-current receivable and at 31 December 2005 totalled £80m (2004 £104m).

Committed undrawn borrowing facilities

At 31 December 2005 the Group had a revolving credit facility (RCF) of £1.5bn, which expires in more than two years but less than five years (2004 £1.5bn which expires in more than two years but less than five years). The RCF was renewed during the year for five years with the ability for the Group to request two additional one year extensions prior to the first and second anniversaries of the facility. In January 2006 the banks in the facility agreed to the first one year extension and as a result the facility will now expire in 2011. The RCF remained undrawn throughout the year.

The Group's commercial paper programme is supported by the RCF with any amount outstanding reducing the amount that can be drawn down on the facility. As at 31 December 2005, no amounts were outstanding under the commercial paper programme (2004 £nil).

31 December 2004

Financial risk management

For the period to 31 December 2004, the Group is reporting its comparative information on the basis of FRS 13 as required by IFRS 1.

Financial instruments comprise net borrowings together with other instruments deemed to be financial instruments under FRS 13 including non-current receivables, non-current payables, provisions and own non-equity shares (preference shares). Disclosures dealt with in this note exclude current receivables and current payables where permitted by FRS 13 except for the analysis of net currency exposures.

Interest rate risk management

At 31 December 2004, after taking account of interest rate swaps and cross currency swaps, the currency and interest rate profile of the financial assets and liabilities of the Group was as follows:

Financial assets

	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m	Total £m
Currency				
Sterling	1,519	–	799	2,318
US dollar	133	60	256	449
Other	188	–	3	191
	1,840	60	1,058	2,958

Floating rate financial assets attract interest at short-term interbank rates. The average period until maturity for financial assets on which no interest is paid is two to ten years.

Fixed rate financial assets have a weighted average interest rate of 7.8% and a weighted average period to maturity of 10 years.

Interest bearing financial assets comprise cash and cash equivalents, other current investments, certain non-current investments and non-current receivables. Financial assets on which no interest is paid include certain other current investments and non-current receivables.

Financial liabilities

	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Currency				
Sterling	430	1,789	237	2,456
Sterling own non-equity shares	–	266	–	266
US dollar	519	680	265	1,464
	7	2	90	99

32 Financial risk management continued

	Fixed rate financial liabilities		No interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
Currency			
Sterling	6.80%	7.34	see below
US dollar	–	–	1–2
Other	8.00%	6.00	see below

Floating rate financial liabilities bear interest based on short-term interbank rates.

Interest bearing financial liabilities comprise loans and overdrafts, as disclosed in note 20. Financial liabilities on which no interest is paid primarily comprise non-current payables, and current and non-current provisions.

Maturity of financial liabilities

The maturity profile of loans and overdrafts at 31 December 2004 is set out in note 20. Non-equity shares are redeemable on 1 January 2010. For the other financial liabilities, note 23 gives an indication of the underlying liabilities which in general cover a period of between one and five years from the balance sheet date.

Currency exposure

The analysis below shows the net monetary assets and liabilities of group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account as at 31 December 2004. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

Functional currency

	Net currency monetary asset			
	Sterling £m	US dollar £m	Other £m	Total £m
Sterling	–	15	6	21
US dollar	2	–	–	2
Total	2	15	6	23

Fair values

The estimated fair values of financial assets and liabilities were:

	Net carrying amount 2004 £m	Estimated fair value 2004 £m
Primary financial instruments held or issued to finance the Group's operations		
Current assets – cash and cash equivalents	1,651	1,651
Current assets – other investments	763	763
Loans and overdrafts	(3,064)	(3,252)
	(650)	(838)
Derivative financial instruments held to manage the currency and interest rate profile		
Foreign exchange contracts	18	(5)
Interest rate contracts	–	19
Cross currency swaps	15	15
	33	29
Other long-term (liabilities)/assets		
Own non-equity shares	(266)	(333)
Non-current receivables	511	511
Non-current payables	(464)	(464)
Provisions	(491)	(491)
	(710)	(777)

The fair values of quoted assets and borrowings are based on period end mid-market quoted prices. The fair values of other borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at 31 December.

32 Financial risk management continued

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. The table below shows the extent to which the Group has unrecognised gains and losses on financial instruments used as hedges at 31 December 2004.

Unrecognised gains and losses

	2004		
	Gains £m	Losses £m	Net £m
At 1 January	150	(129)	21
Net movement in unrecognised gains and losses	(32)	7	(25)
At 31 December	118	(122)	(4)
Expected to be recognised in one year or less	61	(81)	(20)
In later years	57	(41)	16
	118	(122)	(4)

Interest rate management

The Group uses interest rate derivative financial instruments to manage the Group's exposure to interest rate fluctuations on its borrowings and deposits by varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon.

The Group's current interest rate management strategy is that a minimum of 25% and a maximum of 75% of debt is maintained at fixed interest rates.

Currency management

The Group's principal currency exposure is the US dollar/Sterling exchange rate. Following the formation of Airbus SAS in 2001, the US dollar exposure arising from the sale of Airbus aircraft has been managed through the joint shareholder treasury committee. Hedging decisions have to be unanimously approved by the shareholders in this committee. BAE Systems continues to be fully hedged against its forecast five-year US dollar transactional and economic exposures.

The Group also has transactional currency exposure arising from exports/supplies denominated in currencies other than the US dollar. The Group's policy is to hedge such exposures where appropriate using forward contracts.

33 Related party transactions

The Group has a related party relationship with its directors and key management (as disclosed in the Remuneration Report on pages 57 to 74 and in note 7), its equity accounted investments (note 14) and the pension plans (note 22).

Transactions occur with the equity accounted investments in the normal course of business and are priced on an arm's-length basis and settled on normal trade terms.The more significant transactions are disclosed below:

For the year ended 31 December 2005

Related party	Sales to related party £m	Purchases from related party £m	Amounts owed by related party £m	Amounts owed to related party £m	Lease income/ (expense) with related party £m	Other £m
Airbus SAS	177	–	–	745	17	–
AMS NV	2	–	–	–	1	–
Eurofighter Jagdflugzeug GmbH	1,242	–	18	–	–	–
Flagship Training Limited	–	2	–	13	–	–
Fleet Support Limited	–	9	–	–	–	–
Gripen International KB	–	–	4	24	–	–
MBDA SAS	106	14	27	478	2	–
Panavia Aircraft GmbH	24	79	2	3	–	3
Saab AB	4	3	1	–	–	–
	14	22	1	–	–	–

33 Related party transactions continued

For the year ended 31 December 2004

Related party	Sales to related party £m	Purchases from related party £m	Amounts owed by related party £m	Amounts owed to related party £m	Lease income/ (expense) with related party £m	Other £m
Airbus SAS	141	–	22	413	16	–
AMS NV	3	61	69	117	3	–
Eurofighter Jagdflugzeug GmbH	745	–	50	–	–	1
Flagship Training Limited	–	–	–	10	–	–
Fleet Support Limited	2	5	1	–	–	–
Gripen International KB	8	3	5	23	–	–
MBDA SAS	49	23	29	516	2	–
Panavia Aircraft GmbH	87	46	6	–	–	1
Saab AB	–	–	–	–	–	–
Xchanging Procurement Services	–	19	–	–	–	–
Xchanging HR Services	–	13	–	–	–	–

34 Group entities

	Principal activities	Principally operates in	Country of incorporation
Principal subsidiary entities			
BAE Systems (Operations) Limited *(Held via BAE Systems Enterprises Limited and BAE Systems (Holdings) Ltd)*	Defence and commercial aerospace activities	UK	England and Wales
BAE Systems Australia Limited *(Held via BAE Systems Australia Holdings Limited)*	Defence support and avionics	Australia	Australia
BAE Systems Electronics Limited *(Held via Meslink Limited)*	Naval prime contracting	UK	England and Wales
BAE Systems Marine Limited* *(Held via BAE Systems Marine (Holdings) Limited)*	Shipbuilding	UK	England and Wales
BAE Systems Integrated System Technologies Limited *(Held via BAE Systems Electronics Limited)*	Defence Systems	UK	England and Wales
BAE Systems Inc. *(Held via BAE Systems Holdings Inc.)*	Defence Systems	US	US
BAE Systems Land & Armaments Inc. *(Held via BAE Systems Inc.)*	Manufacture and support of military vehicles and ship repair	US & Sweden	US
BAE Systems Land Systems (Munitions & Ordnance) Limited formally Royal Ordnance plc *(Held via BAE Systems (Holdings) Limited)*	Manufacture of ammunition and weapon systems	UK	England and Wales
BAE Systems Land Systems (Weapons & Vehicles) Limited *(Held via BAE Systems Land Systems (Finance) Limited and Alvis Limited)*	Design, manufacture, supply and support of armoured vehicles	UK & Sweden	England and Wales
Alvis Limited *(Held via BAE Systems (Holdings) Limited)*	Manufacture and support of military vehicles	UK	England and Wales

The above list sets out the principal subsidiaries within the Group accounts. It does not represent a full list of subsidiaries. All holdings represent 100% of ordinary share capital.

*company subject to specific Office of Fair Trading undertakings. Copies of this company's accounts may be obtained from the BAE Systems Company Secretary.

35 Events after the balance sheet date

On 31 January 2006, the Group agreed the disposal of its UK Aerostructures business to Spirit AeroSystems Inc. ...

36 Explanation of transition to IFRS

As stated in note 1, these are the Group's first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with UK GAAP. An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position, financial performance and cash flows is set out in the following tables and notes.

Reconciliation of equity

		1 January 2004			31 December 2004		
	Notes	UK GAAP £m	Total IFRS adjustments £m	IFRS £m	UK GAAP £m	Total IFRS adjustments £m	IFRS £m
Non-current assets							
Intangible assets	b, c, d, e	6,017	3	6,020	5,678	437	6,115
Property, plant and equipment	a, h	1,527	242	1,769	1,581	165	1,746
Investment property		167	–	167	155	–	155
Equity accounted investments	b, d, e	1,610	(153)	1,457	1,604	(135)	1,469
Other investments		95	–	95	66	–	66
Other receivables	a, b	836	(378)	458	944	(433)	511
Deferred tax assets	a-h, j	84	920	1,004	107	983	1,090
		10,336	634	10,970	10,135	1,017	11,152
Current assets							
Inventories		388	–	388	498	–	498
Trade and other receivables including amounts due from customers for contract work	a, g	2,970	32	3,002	2,168	30	2,198
Other investments		699	–	699	763	–	763
Cash and cash equivalents	a	964	7	971	1,644	7	1,651
		5,021	39	5,060	5,073	37	5,110
Total assets		15,357	673	16,030	15,208	1,054	16,262
Non-current liabilities							
Loans	a	(1,749)	(614)	(2,363)	(1,665)	(448)	(2,113)
Trade and other payables		(463)	–	(463)	(464)	–	(464)
Retirement benefit obligations	b	(170)	(2,319)	(2,489)	(166)	(3,044)	(3,210)
Deferred tax liabilities	a-h, j	(83)	83	–	(196)	182	(14)
Provisions	a, c, f	(427)	223	(204)	(328)	87	(241)
		(2,892)	(2,627)	(5,519)	(2,819)	(3,223)	(6,042)
Current liabilities							
Loans and overdrafts	a	(779)	(329)	(1,108)	(719)	(232)	(951)
Trade and other payables	a, c, g, i	(5,681)	366	(5,315)	(6,377)	223	(6,154)
Retirement benefit obligations	b	(5)	5	–	(13)	13	–
Current tax		(196)	–	(196)	(200)	–	(200)
Provisions	a	(203)	–	(203)	(346)	96	(250)
		(6,864)	42	(6,822)	(7,655)	100	(7,555)
Total liabilities		(9,756)	(2,585)	(12,341)	(10,474)	(3,123)	(13,597)
Net assets		5,601	(1,912)	3,689	4,734	(2,069)	2,665
Capital and reserves							
Issued share capital		143	–	143	143	–	143
Share premium		412	–	412	412	–	412
Other reserves		5,572	(147)	5,425	5,574	(251)	5,323
Retained earnings		(536)	(1,765)	(2,301)	(1,405)	(1,818)	(3,223)
Total equity attributable to equity holders of the parent		5,591	(1,912)	3,679	4,724	(2,069)	2,655
		10	–	10	10	–	10

36 Explanation of transition to IFRS continued

Reconciliation of profit

	Notes	UK GAAP £m	Total IFRS adjustments £m	IFRS £m	Discontinued operations £m	Continuing operations £m
		For the year ended 31 December 2004				
Continuing operations						
Combined sales of Group and equity accounted investments	a, g	13,479	73	13,552	330	13,222
Less: share of equity accounted investments	g	(4,384)	14	(4,370)	35	(4,405)
Revenue		9,095	87	9,182	365	8,817
Operating costs	a-h	(9,443)	262	(9,181)	(812)	(8,369)
Other income		110	–	110	–	110
Group operating profit excluding amortisation and impairment of intangible assets		695	10	705	37	668
Amortisation		(4)	(9)	(13)	–	(13)
Impairment		(929)	348	(581)	(484)	(97)
Group operating profit		(238)	349	111	(447)	558
Share of results of equity accounted investments excluding finance costs and taxation expense	b, e	322	26	348	–	348
Goodwill impairment	d	(109)	109	–	–	–
Finance costs	b, e	(30)	3	(27)	–	(27)
Taxation expense	b, d	(95)	(10)	(105)	–	(105)
Share of results of equity accounted investments	b, d, e	88	128	216	–	216
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)		1,017	36	1,053	37	1,016
Amortisation		(4)	(9)	(13)	–	(13)
Impairment		(1,038)	457	(581)	(484)	(97)
Finance costs of equity accounted investments		(30)	3	(27)	–	(27)
Taxation expense of equity accounted investments		(95)	(10)	(105)	–	(105)
Operating profit		(150)	477	327	(447)	774
Finance costs						
Financial income	a, b	57	552	609	–	609
Financial expense	a, b	(234)	(524)	(758)	–	(758)
		(177)	28	(149)	–	(149)
Profit before taxation		(327)	505	178	(447)	625
Taxation expense	a-h, j	(139)	(36)	(175)	(7)	(168)
Profit for the year from continuing operations		(466)	469	3		457
Loss for the year from discontinued operations		–	–	–	(454)	
Profit for the year		(466)	469	3	(454)	457
Attributable to:						
BAE Systems shareholders		(467)	469	2	(454)	456
Equity minority interests		1	–	1	–	1
		(466)	469	3	(454)	457
Earnings per share						
Basic (loss)/earnings per share		(16.0)p	15.4p	(0.6)p	(14.8)p	14.2p
Diluted (loss)/earnings per share		(16.0)p	15.4p	(0.6)p	(14.8)p	14.2p

Pro-forma consolidated balance sheet (reflecting the impact of IAS 32 and IAS 39):

	At 31 December 2004 £m	Derivative financial instruments £m	Preference shares £m	Exchangeable Bond £m	At 1 January 2005 £m
Non-current assets					
Intangible assets	6,115	–	–	–	6,115
Property, plant and equipment	1,746	–	–	–	1,746
Investment property	155	–	–	–	155
Equity accounted investments	1,469	770	–	–	2,239
Other investments	66	–	–	–	66
Other receivables	511	(11)	–	–	500
Other financial assets	–	12	–	–	12
Deferred tax assets	1,090	14	–	(8)	1,096
	11,152	785	–	(8)	11,929
Current assets					
Inventories	498	–	–	–	498
Trade and other receivables including amounts due from customers for contract work	2,198	(72)	–	–	2,126
Other investments	763	–	–	–	763
Other financial assets	–	150	–	–	150
Cash and cash equivalents	1,651	(16)	–	–	1,635
	5,110	62	–	–	5,172
Total assets	16,262	847	–	(8)	17,101
Non-current liabilities					
Loans	(2,113)	(63)	(223)	24	(2,375)
Trade and other payables	(464)	–	–	–	(464)
Retirement benefit obligations	(3,210)	–	–	–	(3,210)
Other financial liabilities	–	(10)	–	(62)	(72)
Deferred tax liabilities	(14)	–	–	–	(14)
Provisions	(241)	(4)	–	–	(245)
	(6,042)	(77)	(223)	(38)	(6,380)
Current liabilities					
Loans and overdrafts	(951)	(5)	–	–	(956)
Trade and other payables	(6,154)	64	–	–	(6,090)
Other financial liabilities	–	(138)	–	–	(138)
Current tax	(200)	–	–	–	(200)
Provisions	(250)	–	–	–	(250)
	(7,555)	(79)	–	–	(7,634)
Total liabilities	(13,597)	(156)	(223)	(38)	(14,014)
Net assets	2,665	691	(223)	(46)	3,087
Capital and reserves					
Issued share capital	143	–	(66)	–	77
Share premium	412	–	–	–	412
Equity option of convertible preference shares	–	–	78	–	78
Other reserves	5,323	691	–	–	6,014
Retained earnings	(3,223)	–	(235)	(46)	(3,504)
Total equity attributable to equity holders of the parent	2,655	691	(223)	(46)	3,077
Minority interests	10	–	–	–	10
Total equity	2,665	691	(223)	(46)	3,087

Notes to the reconciliation of equity

In addition to the accounting adjustments described below, the Group reclassified the following items:

- Current/non-current assets and liabilities – IFRS requires that all assets and liabilities are presented on a current/non-current basis;
- IFRS these are classified as cash and cash equivalents;

36 Explanation of transition to IFRS continued

- Software – IFRS requires that software costs are capitalised as intangible assets;
- Retirement benefit obligation – under IFRS this is separately presented from trade and other payables;
- Long-term contract balances – under IFRS the amounts recoverable under long-term contacts are presented on the balance sheet as a single amount;
- Taxation – in accordance with IFRS, assets and liabilities for current tax and deferred tax assets and liabilities are presented separately;
- Share of results of equity accounted investments – IFRS requires that the Group's share of operating profit, finance costs and taxation expense of equity accounted investments are presented as a single line in the income statement.

(a) Regional aircraft financing

As previously reported, the Group has provided guarantees in respect of residual values and head lease and finance payments on certain regional aircraft sold. These arrangements were transacted through Special Purpose Entities (SPEs) that were not considered to be quasi subsidiaries forming part of the consolidated Group under UK GAAP. In addition, the Group entered into various lease arrangements that are treated as operating leases under UK GAAP.

A significant proportion of the net exposures arising from these arrangements is covered by a Financial Risk Insurance Programme (FRIP), which provides insurance cover for potential shortfalls in contracted and expected income.

On transition to IFRS, IAS 27 Consolidated and Separate Financial Statements (IAS 27) requires the consolidation of all subsidiaries and SPEs the Group controls at 1 January 2004. Based on the IAS 27 definition of control, and after taking into account the facts and circumstances relevant at the transition date, the Group has determined that it controls these SPEs. Accordingly, the gross assets and obligations of the SPEs are consolidated in the IFRS balance sheet as at 1 January 2004. In addition, a number of the lease arrangements are reclassified from operating leases under UK GAAP to finance leases following their assessment against the lease classification criteria in IAS 17 Leases with resulting changes to assets and debt.

Additionally, the reclassification of certain operating leases as finance leases outlined above require the reclassification of amounts payable under operating leases included within trade and other payables due after more than one year to amounts payable under finance leases within net debt. The post-FRIP aircraft provision under UK GAAP remains under IFRS.

The balance sheet adjustment replaces the UK GAAP recourse provision and Option Aircraft Bond with aircraft (property, plant and equipment), an insurance receivable (trade and other receivables), trade and other payables and external debt. The adjustment to the income statement includes the recognition of additional lease income on the aircraft within revenue, depreciation on the aircraft within operating costs and an interest charge on the additional net debt offset by the reversal of the NPV adjustment disclosed under UK GAAP.

The impact from these changes is summarised as follows:

	At 1 January 2004 £m	For the year ended 31 December 2004 £m
Income statement		
Revenue		44
Operating costs		(40)
EBITA		4
Financial income		10
Financial expense		(3)
Adjustment to profit before taxation		**11**
Related taxation effect		(3)
Adjustment to profit after taxation		**8**
Net assets		
Property, plant and equipment	389	301
Trade and other receivables	153	169
Cash and cash equivalents	7	7
Trade and other payables	220	56
Loans and overdrafts	(943)	(680)
Provisions	227	198
	53	51
Related taxation effect	[illegible]	

36 Explanation of transition to IFRS continued

(b) Pensions

Under UK GAAP, the Group accounted for defined benefit pension schemes in accordance with Statement of Standard Accounting Practice 24 Accounting for Pension Costs (SSAP 24). The Group also reported the transitional disclosures required in accordance with Financial Reporting Standard 17 Retirement Benefits (FRS 17), including the adjustment from the figures reported under SSAP 24 which would be required if FRS 17 was adopted in the financial statements.

The methodology and assumptions used to calculate the value of pension assets and liabilities under FRS 17 are substantially consistent with the requirements of IAS 19 Employee Benefits (IAS 19). An area of difference that impacts the adjustment from SSAP 24 to IAS 19 relates to the valuation of pension fund assets. Under FRS 17, equities are valued using mid-market prices at valuation date whereas IFRS requires the use of bid prices.

The Group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments using a consistent method of allocation.

The balance sheet adjustment replaces the existing SSAP 24 pension asset and related deferred tax with the Group's share of the IAS 19 pension liability in provisions and the Group's share of the IAS 19 deficit allocated to the equity accounted investments within fixed asset investments, and the related deferred tax assets. The adjustment to intangible assets represents the impact of replacing the SSAP 24 pension asset in the acquisition balance sheet of certain acquisitions made in 2004 with the IAS 19 liability and the related deferred tax.

The income statement adjustment reflects the difference between the existing SSAP 24 operating charge and the Group's IAS 19 pension charge and net pension financing credit. The Group's share of the operating charge recorded by the equity accounted investments is shown as an adjustment to the share of equity accounted investments result.

The impact from these changes is summarised as follows:

	At 1 January 2004 £m	For the year ended 31 December 2004 £m
Income statement		
Operating costs		11
Share of results of equity accounted investments		6
Financial income		542
Financial expense		(521)
Adjustment to profit before taxation		**38**
Related taxation effect		(17)
Adjustment to profit after taxation		**21**
Net assets		
Intangible assets	–	51
Investments in joint ventures and associates	(154)	(260)
Trade and other receivables	(531)	(602)
Retirement benefit obligation	(2,314)	(3,031)
	(2,999)	(3,842)
Related taxation effect	896	1,132
Adjustment to net assets	**(2,103)**	**(2,710)**

(c) Business combinations

Under UK GAAP, the difference between the consideration paid for an acquisition and the fair value of the net tangible assets acquired is recognised as goodwill. IFRS requires that intangible assets of an acquired business are separately recognised from goodwill if their fair value can be measured reliably. Intangible assets include trademarks, order backlog, licences and patented technologies. Intangible assets recognised are then amortised over their useful life. Under the transition rules, the Group is not required to identify any acquired intangible assets for acquisitions prior to 2004. As a result of acquisitions made in 2004, the Group has reclassified intangible assets of £153m out of goodwill arising on acquisition, with an associated amortisation charge of £7m for the year ended 31 December 2004.

Under UK GAAP, the fair value of acquired inventory is stated at the lower of cost or net realisable value. Under IFRS, the fair value of acquired inventory is based on selling price less a reasonable allowance for the costs of completion and disposal. As a result, an [illegible] made to the acquisition balance sheet. As at 31 December 2004 the uplifted inventory had been traded through

36 Explanation of transition to IFRS continued

The impact from these changes is summarised as follows:

	For the year ended 31 December 2004 £m
Income statement	
Operating costs	(6)
Amortisation of intangible assets	(7)
Adjustment to profit before taxation	**(13)**
Related taxation effect	5
Adjustment to profit after taxation	**(8)**
Net assets	
Intangible assets	30
Trade and other payables	7
Provisions	(1)
	36
Related taxation effect	(48)
Adjustment to net assets	**(12)**

(d) Intangible assets – goodwill

Under UK GAAP, the Group's policy was to capitalise goodwill in respect of businesses acquired and amortise it on a straight line basis over its estimated useful economic life, which had been assessed as 20 years for all recent acquisitions.

On transition to IFRS, IFRS 1 requires the Group to conduct an impairment review of the carrying value of capitalised goodwill at 1 January 2004 for potential impairments. No further impairments above those made under UK GAAP were required at 1 January 2004.

In accordance with IFRS 3 Business Combinations, no amortisation of goodwill is charged in the Group's consolidated IFRS accounts from 1 January 2004. Instead, annual reviews of the goodwill are performed to test for impairments.

The adjustment reverses the amortisation charged in the year under UK GAAP of £492m. In addition, £35m of amortisation charged under UK GAAP relating to the Avionics business is treated as an additional impairment under IFRS. As a result there is a net increase to net assets.

The impact from these changes is summarised as follows:

	At 1 January 2004 £m	For the year ended 31 December 2004 £m
Income statement		
Operating costs		348
Share of results of equity accounted investments		109
Adjustment to profit before taxation		**457**
Related taxation effect		–
Adjustment to profit after taxation		**457**
Net assets		
Goodwill	–	348
Investments in joint ventures and associates	–	109
	–	457
Related taxation effect	–	–
Adjustment to net assets	–	**457**

BEST AVAILABLE COPY

e) Intangible assets – development costs
Under IAS 38 Intangible Assets (IAS 38), the Group is required to recognise, capitalise and amortise intangible assets on the balance sheet providing they meet certain recognition criteria.

Intangible assets include company-funded development expenditure.

Most of the Group's expenditure on research and development is conducted under specific customer contracts. The balance relates to company-funded research and development expenditure which under UK GAAP was expensed as incurred. Of this balance, a significant proportion relates to research costs that will continue to be expensed as incurred.

IAS 38 requires company-funded development expenditure to be capitalised from the point it meets certain recognition criteria and amortised over the estimated life of the development product.

The adjustment capitalises certain research and development costs previously expensed under UK GAAP.

The impact from these changes is summarised as follows:

	At 1 January 2004 £m	For the year ended 31 December 2004 £m
Income statement		
Operating costs		4
Share of results of equity accounted investments		13
Adjustment to profit before taxation		**17**
Related taxation effect		(1)
Adjustment to profit after taxation		**16**
Net assets		
Intangible assets	3	8
Investments in joint ventures and associates	1	16
	4	24
Related taxation effect	(1)	(2)
Adjustment to net assets	**3**	**22**

(f) Share-based payments
Under UK GAAP, the cost of share options was based on the intrinsic value in the option at the date of grant, meaning that options granted to employees at market price do not generate an expense. Options granted under Save-As-You-Earn schemes are at a 20% discount to market price on the date of the grant and are exempt from UK GAAP accounting.

Under IFRS 2 Share-based Payments, the Group measures the cost of all share options granted since November 2002 using fair value models. As a result, additional expense is recognised in the IFRS income statement.

The adjustment increases the operating charge of the Group's share option schemes, with a portion of the increase being reflected in an increased balance sheet liability in respect of cash-settled share option schemes operated in the Group's US business.

The impact from these changes is summarised as follows:

	At 1 January 2004 £m	For the year 31 December
Income statement		
Operating costs		
Adjustment to profit before taxation		
Related taxation effect		
Adjustment to profit after taxation		

(4)

(4)

36 Explanation of transition to IFRS continued

(g) Long-term contracts
The Group accounted for long-term contracts under UK GAAP in accordance with Statement of Standard Accounting Practice 9 Stocks and Long-term Contracts. Under IFRS, long-term contracts are accounted for under either IAS 11 Construction Contracts or IAS 18 Revenue depending on the characteristics of the contract and its deliverables. These standards provide more guidance on the determination of the timing and amount of revenue recognition.

The impact from these changes is summarised as follows:

	At 1 January 2004 £m	For the year ended 31 December 2004 £m
Income statement		
Combined sales of Group and equity accounted investments		29
Less: adjustment for share of equity accounted investments		14
Operating costs		(41)
Adjustment to profit before taxation		**2**
Related taxation effect		(1)
Adjustment to profit after taxation		**1**
Net assets		
Trade and other receivables	33	31
Trade and other payables	(22)	(18)
	11	13
Related taxation effect	(4)	(5)
Adjustment to net assets	**7**	**8**

(h) Revaluation of land and buildings
It had been the Group's policy under UK GAAP to revalue its land and buildings until Financial Reporting Standard 15 Tangible Fixed Assets was adopted in 2000. At that point the Group elected that no further revaluation of land and buildings would be undertaken. The Group will not be adopting the exemption under the transition rules of IFRS 1 that allows the previous GAAP valuation to be used as the deemed cost on transition to IFRS. Accordingly, the Group has reversed the previously recognised revaluations and has reverted to the use of historical cost for land and buildings.

The balance sheet adjustment reverses the existing UK GAAP revaluation reserve against the underlying fixed assets. The income statement adjustment reflects the reduction in the depreciation charge.

The impact from this change is summarised as follows:

	At 1 January 2004 £m	For the year ended 31 December 2004 £m
Income statement		
Operating costs		11
Adjustment to profit before taxation		**11**
Related taxation effect		(3)
Adjustment to profit after taxation		**8**
Net assets		
Property, plant and equipment	(147)	(136)
	(147)	(136)
Related taxation effect	19	16
Adjustment to net assets	**(128)**	**(120)**

roposed dividends

or Statement of Standard Accounting Practice 17 Post Balance Sheet Events, proposed dividends are accrued for as an adjusting post ice sheet event in the accounting period to which they relate. Under IAS 10 Events after the Balance Sheet Date, dividends are nised in the accounting period in which they are declared. Accordingly, the Group has reversed the accrual for its proposed dividends.

, Taxation

Inder IAS 12 Income Taxes, certain temporary timing differences, principally in respect of capital losses and rollover relief, that previously vere not recognised under UK GAAP, have been recognised. In addition, under IFRS deferred tax liabilities are created on a periodic basis where goodwill is tax deductible.

The impact from these changes is summarised as follows:

	At 1 January 2004 £m	For the year ended 31 December 2004 £m
Income statement		
Taxation expense		(25)
Adjustment to profit after taxation		**(25)**
Net assets		
Deferred tax assets	107	80
Adjustment to net assets	**107**	**80**

Explanation of material adjustments to the cash flow statement for 2004

Short-term deposits that were classified as liquid resources under UK GAAP are reclassified as cash and cash equivalents under IFRS. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

Further detailed information on the Group's transition to IFRS can be found on the Group's investor relations website at www.baesystems.com

Company balance sheet

as at 31 December

	Notes	2005 £m	Re[illegible]
Fixed assets			
Tangible assets	2	**19**	[illegible]
Investments			
Investments in subsidiary undertakings	3	**4,978**	[illegible]
		4,997	[illegible]
Current assets			
Stocks	4	**2**	2
Debtors due within one year	5	**6,115**	3,306
Debtors due after one year	5	**121**	176
Investments	6	**599**	1,242
Other financial assets due within one year	7	**152**	–
Other financial assets due after one year	7	**57**	–
Cash at bank and in hand		**1,332**	743
		8,378	5,469
Liabilities falling due within one year			
Loans and overdrafts	8	**(748)**	(923)
Creditors	10	**(9,707)**	(7,169)
Other financial liabilities	7	**(167)**	–
		(10,622)	(8,092)
Net current liabilities		**(2,244)**	(2,623)
Total assets less current liabilities		**2,753**	2,002
Liabilities falling due after one year			
Loans	8	**(936)**	(722)
Creditors	10	**(1)**	(4)
Other financial liabilities	7	**(42)**	–
		(979)	(726)
Provisions for liabilities and charges	11	**(3)**	(5)
		1,771	1,271
Capital and reserves			
Issued share capital	13	**80**	143
Equity option of convertible preferences shares	13	**78**	–
Share premium account	14	**782**	412
Statutory reserve	15	**202**	202
Other reserves	14	**49**	128
Profit and loss account	14	**580**	386
Equity shareholders' funds[1]		**1,771**	1,271

2004 includes £266m non-equity shareholders' funds

pproved by the Board on 22 February 2006 and signed on its behalf by:

J Turner	G W Rose
hief Executive	Group Finance Director

tes to the company accounts

ounting policies

of preparation
inancial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale ncial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, and ccordance with applicable accounting standards in the United Kingdom (UK GAAP). The going concern basis has been applied ese accounts.

Company's accounts, all fixed asset investments (including subsidiary undertakings and joint ventures) are stated at cost (or tion in respect of certain listed investments) less provisions for impairments. Dividends received and receivable are credited to Company's profit and loss account. In accordance with section 230(4) of the Companies Act 1985 the Company is exempt from requirement to present its own profit and loss account. The amount of profit for the financial year of the Company is disclosed note 14 to these accounts.

Relief under sections 131 and 133 of the Companies Act 1985 is taken wherever possible. Accordingly, where such relief is available, the difference between the fair value and aggregate nominal value of shares is not recognised in either shareholders' funds or cost of investment.

Cash flow statement
The Company is exempt under the terms of Financial Reporting Standard 1, paragraph 5a, from the requirement to publish its own cash flow statement, as its cash flows are included within the consolidated cash flow statement of the Group.

Foreign currencies
Transactions in overseas currencies are translated at the exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date. These exchange differences are recognised in the profit and loss account unless they qualify for hedge accounting treatment, in which case the effective portion is recognised directly in a separate component of equity.

Tangible fixed assets
Depreciation is provided, normally on a straight line basis, to write off the cost or valuation of tangible fixed assets over their estimated useful economic lives to any estimated residual value using the following rates:

Buildings	up to 50 years, or the lease term if shorter
Computing equipment, motor vehicles and short life works equipment	3 to 5 years

No depreciation is provided on freehold land and assets in the course of construction.

Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable.

Leases
Assets obtained under finance leases are included in tangible fixed assets at cost and are depreciated over their useful economic lives, or the term of their lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within loans. Rental payments are apportioned between the finance element, which is charged as interest to the profit and loss account, and the capital element, which reduces the outstanding obligation for future instalments, so as to give a constant rate of charge on the outstanding obligation.

Rental payments under operating leases are charged to the profit and loss account on a straight line basis in arriving at operating profit.

Investments
The Company's investment in shares in group companies are stated at cost less provision for impairment.

Stocks
Stocks are stated at the lower of cost, including all relevant overhead expenditure, and net realisable value.

Notes to the company accounts continued

1 **Accounting policies** continued

Tax
The charge for taxation is based on the profit for the year and takes account of taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised on an undiscounted basis in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date where there is an obligation to pay more tax, or a right to pay less tax, in the future.

Pensions and other post-retirement benefits
The Company contributes to Group pension plans operated in the UK. Details of the principal plans and the financial assumptions used are contained in the consolidated accounts of BAE Systems plc. As permitted by Financial Reporting Standard 17 Retirement Benefits (FRS 17), the plans are accounted for as defined contribution plans, as the employer cannot identify its share of the underlying assets and liabilities of the plans. The employer's contributions are set in relation to the current service period only.

Share options and own shares held
In accordance with Urgent Issues Task Force Abstract 25 – National insurance contributions on share option gains (UITF 25) the Company provides in full for the employer's national insurance liability estimated to arise on the future exercise of share options granted, except where the employee has agreed to settle the employer's national insurance liability as a condition of the grant of the options.

The Company has taken advantage of the exemption offered in Urgent Issues Task Force Abstract 17 – Employee share schemes (UITF 17) from charging to the profit and loss account the 20% discount offered to employees partaking in such Company operated SAYE schemes.

As required under Urgent Issues Task Force Abstract 38 – Accounting for ESOP trusts (UITF 38) the cost to the Company of own shares held is shown as a deduction from shareholders' funds within the profit and loss account. Consideration paid or received for the purchase or sale of the Company's own shares in the ESOP trust is shown separately in the reconciliation of movements in shareholders' funds.

Preference share capital
The Company has in issue 7.75p (net) cumulative preference shares of 25p each that are convertible into the Company's ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. From 1 July 2007 to 1 January 2010, the Company may redeem any outstanding shares at 100p per share, together with any arrears and accruals of dividends.

The Company has adopted Financial Reporting Standard 25 Financial Instruments: Disclosure and Presentation (FRS 25) with effect from 1 January 2005. In accordance with FRS 25, the Company is not required to restate comparative information but is required to present the comparative information. Accordingly, the Company has presented its 2004 comparative information for preference share capital in accordance with Financial Reporting Standard 4 Capital Instruments (FRS 4). The policies for the year ended 31 December 2005 and 31 December 2004 are discussed below. Further information on the impact of the changes in accounting policies are given below.

Periods beginning on or after 1 January 2005
In accordance with FRS 25 the preference shares are considered a compound financial instrument and accordingly, have been split into an underlying debt instrument, classified within loans and overdrafts, and an equity conversion option, classified within equity.

he underlying debt instrument is presented on an amortised cost basis until extinguished on conversion or maturity of the preference shares.

ıe equity conversion option is presented at its historic fair value, based on the date of original issue of the preference shares. On ›nversion of a preference share into ordinary shares, the attributable amount of the equity component is reclassified to share capital ıd share premium. From 1 July 2007, the option to convert into ordinary shares is extinguished, and accordingly the remaining balance the equity conversion option will be transferred to the retained earnings reserve.

idends thereon are recognised in the income statement as finance costs.

od to 31 December 2004
preference shares are presented as a component of equity. Dividends thereon are recognised as a deduction from reserves.

ends

nges in accounting policies

ption of FRS 17

:ccounting periods beginning on or after 1 January 2005, the Company is required to account for retirement benefit plans in ·rdance with FRS 17, and is required to apply the requirements of FRS 17 retrospectively. Accordingly, the pension prepayment of :m at 31 December 2004 previously recognised within debtors due after one year under Statement of Standard Accounting Practice :counting for pension costs has been reversed. This has reduced net assets at 31 December 2004.

tion of FRS 21

:ccounting periods beginning on or after 1 January 2005, the Company is required to account for events occurring after the balance :et date in accordance with Financial Reporting Standard 21 Events after the balance sheet date (FRS 21), and is required to apply the uirements of FRS 21 retrospectively. Accordingly, the 2004 final equity dividend of £178m previously recognised at 31 December 2004 thin creditors due within one year has been reversed since it was not declared at the balance sheet date. This has increased net assets . 31 December 2004.

Adoption of FRS 25 and FRS 26

For accounting periods beginning on or after 1 January 2005, the Company is required to measure and disclose amounts defined as financial instruments in accordance with FRS 25 and FRS 26. In accordance with FRS 25, the Company is not required to restate comparative information. The impact of adopting FRS 25 and FRS 26 is discussed below:

Derivative financial instruments

Under UK GAAP the fair value of financial instruments designated as hedging instruments were not separately recognised on the balance sheet as either a financial asset or financial liability. The underlying assets and liabilities against which the hedging instruments had been designated were recorded at the appropriate hedge rate.

With the adoption of FRS 25 and FRS 26 from 1 January 2005, the Company was required to restate its underlying hedged assets and liabilities at the prevailing balance sheet rate, and separately account for the fair value of the hedging instruments as either financial assets or financial liabilities. All such instruments were measured at fair value as at the balance sheet date. The impact of this change was a reduction in the Company's net assets of £41m.

Exchangeable Bonds

Following adoption of FRS 26, the Company determined that the option holders' right to request to exchange their Bonds for the Exchange Property, represented by the Company's shareholding in Vodafone Group Plc (note 6), was an embedded derivative. Accordingly, this embedded derivative had to be separated from the underlying debt instrument, measured at fair value and accounted for separately within the balance sheet.

The fair values of the underlying debt instrument and the embedded derivative are determined as follows:

Underlying debt instrument

On adoption of FRS 25 and FRS 26, the underlying debt instrument is presented on a net present value basis within loans and overdrafts (note 8).

At subsequent period ends, the value of the debt instrument continues to be presented on a net present value basis, with the amortisati charge being recognised in finance costs in the profit and loss account, until the instrument is extinguished on conversion to the Exchan Property or maturity.

The impact of this change was a £24m reduction in the recorded value of the Exchangeable Bonds as at 1 January 2005.

Embedded derivative

On adoption of FRS 25 and FRS 26, the value of the embedded derivative was calculated by reference to the market value of the Bonds at 1 January 2005, less the carrying value of the underlying debt instrument recognised at that date. Subsequent movements in the fair value of the embedded derivative are recognised in finance costs in the profit and loss account.

.. the recognition of a £62m embedded derivative liability within other financial liabilities as at

1 Accounting policies continued

Exchange property
Following adoption of FRS 25 and FRS 26, the Company has designated the Exchange Property as at fair value through profit or loss. Movements in the fair value of the Exchange Property will continue to be recognised in finance costs in the profit and loss account.

Preference shares
Under UK GAAP, the preference shares were treated as a component of equity, and the redemption value of £266m was recorded as th total of non-equity shareholders' funds. The preference shares allow the preference shareholders to convert their holding into ordinary shares of the Company on the basis of 0.47904 ordinary shares for every preference share on 31 May each year to 2007. From 1 July 20 to 1 January 2010, the Group may redeem all of the remaining preference shares at any time at 100p per share, together with any arrea and accruals of dividends.

Following adoption of FRS 25, the Company determined that the existence of the conversion option over the Company's ordinary shares meant the preference shares met the definition of a compound financial instrument, consisting of an underlying debt component and an equity conversion option. Accordingly the equity conversion option had to be separated from the underlying debt instrument, measured at fair value at the date of issue of the preference shares and accounted for separately.

The fair values of the underlying debt instrument and equity conversion option were determined as follows:

Underlying debt instrument
The fair value of the liability component was calculated by discounting the value of the expected future cash flows under the terms of the instrument using a market interest rate for an equivalent non-convertible bond.

The impact of this change was the recognition of a £223m loan within liabilities falling due after one year as at 1 January 2005.

Equity option of convertible preference shares
The equity option over the Company's ordinary shares was calculated as at the date of issue of the preference shares as the difference between the discounted value of the underlying debt instrument as at issue date and the net proceeds received on issue of the preference shares. The value of the equity conversion option does not change other than where options have been extinguished.

The impact of this change was a net £12m increase in the total equity of the Company:

	£m
De-recognition of amounts previously recorded within issued share capital	(66)
Recognition of fair value of equity conversion option	78
	12

Tangible fixed assets

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 January 2005	30	38	68
Additions	–	2	2
Disposals	(4)	–	(4)
At 31 December 2005	26	40	66
Depreciation and impairment			
At 1 January 2005	13	33	46
Depreciation	1	1	2
Disposals	(1)	–	(1)
At 31 December 2005	13	34	47
Net book value			
At 31 December 2005	**13**	**6**	**19**
At 31 December 2004	17	5	22

The amounts above at 31 December 2005 include:

	Land and buildings £m	Plant and equipment £m	Total £m
Capitalised finance leases			
Cost	–	24	24
Accumulated depreciation	–	24	24
Assets let under operating leases			
Cost	13	–	13
Accumulated depreciation	7	–	7
Net book value of:			
Freehold property	3	–	3
Long leasehold property	6	–	6
Short leasehold property	4	–	4
Fixtures, fittings and equipment	–	6	6
	13	**6**	**19**

Land and buildings comprise:

- freehold and long leasehold land and buildings owned by the Company as at 30 June 1996, excluding certain overseas properties, revalued at that date. The majority of the Group's operational properties at that time were valued on a depreciated replacement basis, owing to their specialisation, with the remainder on an existing use value basis. Other non-operational properties were valued on the basis of open market value;
- short leaseholds at cost;
- additions subsequent to 30 June 1996 at cost; and
- land and buildings owned by subsidiary undertakings acquired since 30 June 1996 at fair value at the date of acquisition.

3 Fixed asset investments

	Subsidiary undertakings £m	Others £m	Total £m
Cost			
At 1 January 2005	4,885	10	4,895
Additions	4,301	14	4,315
Disposals	(4,144)	(29)	(4,173)
Revaluation	–	5	5
At 31 December 2005	**5,042**	**–**	**5,042**
Impairment provisions			
At 1 January 2005	292	–	292
Released	(228)	–	(228)
At 31 December 2005	**64**	**–**	**64**
Net carrying value			
At 31 December 2005	**4,978**	**–**	**4,978**
At 31 December 2004	4,593	10	4,603

4 Stocks

	2005 £m	2004 £m
Development properties	**2**	2

5 Debtors

	2005 £m	2004 £m
Due within one year		
Corporation tax recoverable	**32**	36
Amounts owed by subsidiary undertakings	**5,988**	3,071
Amounts owed by joint ventures	**7**	81
Other debtors	**72**	69
Prepayments and accrued income	**16**	49
	6,115	3,306
Due after one year		
Amounts owed by joint ventures	**7**	9
Other debtors	**113**	142
Pensions	**–**	–
Prepayments and accrued income	**1**	25
	121	176

Other debtors includes cash collateral of £80m (2004 £104m).

Current asset investments

	2005 £m	2004 £m
m deposits	**–**	559
hange Property (note 1)	**599**	674
r securities	**–**	9
	599	

7 Other financial assets and liabilities

	2005 Assets £m	2005 Liabilities £m
Due within one year		
Cash flow hedges – foreign exchange contracts	**35**	**(70)**
Other foreign exchange/interest rate contracts	**117**	**(94)**
Embedded derivatives	**–**	**(3)**
	152	**(167)**
Due after one year		
Cash flow hedges – foreign exchange contracts	**28**	**(38)**
Other foreign exchange/interest rate contracts	**29**	**(4)**
	57	**(42)**

Full disclosures relating to the Group's other financial assets and liabilities and financial risk management strategies are given in the financial review and note 32 to the Group accounts.

8 Loans and overdrafts

	2005 £m	2004 £m
Due within one year		
Bank loans and overdrafts	**44**	221
European Investment Bank loans, final instalment 2009	**26**	24
SYSTEMS 2001 Asset Trust:		
Option Aircraft bond	**11**	4
Exchangeable £676m 3.75% Bond (note 9)	**667**	674
	748	923
Due after one year		
Euro-Sterling £150m 11⅞% bond, repayable 2008	**150**	150
European Investment Bank loan, final instalment 2009	**18**	44
Euro-Sterling £100m 10¾% bond, repayable 2014	**99**	100
SYSTEMS 2001 Asset Trust:		
Option Aircraft bond, final instalment 2013	**287**	425
Permitted Investment bond, repayable 2010	**1**	1
Debt instrument of the convertible preference shares, redeemable 2009	**240**	–
Debt-related financial instruments	**139**	–
Alvis loan notes, redeemable 2009	**2**	2
	936	722

Bank loans and overdrafts are at a floating rate of interest.

The European Investment Bank borrowing consists of three sterling denominated loans, two of which mature in 2006 and the third during 2009. The coupon rate on each loan is fixed with the weighted average interest rate on these loans being 6.86%.

The SYSTEMS 2001 Asset Trust bonds are at a floating rate of interest, having been converted to a sterling floating rate bond by utilising a cross-currency swap which resulted in an effective interest rate during 2005 of 5.74%.

The Alvis loan notes were issued to certain shareholders of Alvis plc as part of the consideration paid on acquisition of that company in 2004. The notes pay a floating sterling rate of interest on the principal amount outstanding and are redeemable at par at the option of the holder on 31 December in any of the years up to 2009, at which time any outstanding balance will be redeemed by the Company.

8 Loans and overdrafts continued

Loans and overdrafts are repayable as follows:

	2005 £m	2004 £m
In one year or less	**748**	923
Between one and two years	**91**	48
Between two and five years	**484**	295
In later years	**361**	379
	1,684	1,645

The total amount of loans repayable by instalments, where any instalment is due after five years, is £299m (2004 £432m).

9 Exchangeable Bonds

The Company has in issue £676m (2004 £676m) 3.75% Senior Unsecured Exchangeable Bonds (the Bonds), due in 2006. At any time prior to the expiry date the bondholders have the right to request to exchange their Bonds for the Exchange Property, which is represented by the Company's holding in the ordinary share capital of Vodafone Group Plc.

This option within the Bonds is classified as an embedded derivative under FRS 26. Further information on Exchange Property is given in note 1. Following the adoption of FRS 26, the Bonds are now presented on a net present value basis instead of amortised cost.

10 Creditors

	2005 £m	2004 £m
Due within one year		
Amounts owed to subsidiary undertakings	**8,268**	5,859
Amounts owed to joint ventures	**1,246**	1,061
Other creditors	**162**	163
Accruals and deferred income	**31**	86
	9,707	7,169
Due after one year		
Other creditors	**1**	2
Accruals and deferred income	**–**	2
	1	4

11 Provisions for liabilities and charges

	Contracts and other £m
At 1 January 2005	5
Created	2
Utilised	(4)
At 31 December 2005	**3**

Provisions created relate to onerous property leases.

12 Contingent liabilities and commitments

Company guaranteed borrowings

Borrowings by subsidiary undertakings totalling £2,868m (2004 £1,878m) which are included in the Group's borrowings have been guaranteed by the Company. The Company has not adopted amendments to FRS 26 in relation to financial guarantee contracts which will apply for periods commencing on or after 1 January 2006. Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee. The Company does not expect the amount

13 Share capital

	Equity		Non-equity				Total
	Ordinary shares of 2.5p each		Preference shares of 25p each		Special Share of £1		
	Number of shares m	Nominal value £m	Number of shares m	Nominal value £m	Number of shares	Nominal value £	Nominal value £m
Authorised							
At 1 January and 31 December 2004	3,850	96	275	69	1	1	165
Adoption of FRS 25 and FRS 26	–	–	(275)	(69)	–	–	(69)
At 1 January 2005	3,850	96	–	–	1	1	96
Authorised in the year	600	15	–	–	–	–	15
At 31 December 2005	**4,450**	**111**	**–**	**–**	**1**	**1**	**111**
Issued and fully paid							
At 1 January and 31 December 2004	3,060	77	266	66	1	1	143
Adoption of FRS 25 and FRS 26	–	–	(266)	(66)	–	–	(66)
At 1 January 2005	3,060	77	–	–	1	1	77
Placing of shares[1]	150	3	–	–	–	–	3
Exercise of options	9	–	–	–	–	–	–
At 31 December 2005	**3,219**	**80**	**–**	**–**	**1**	**1**	**80**

[1] placing of shares represents 150 million new ordinary shares of 2.5p each issued at a price of 240 pence on 7 March 2005, raising £360m before expenses

Preference shares

The 7.75p (net) cumulative redeemable preference shares of 25p each are convertible into ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. During the year 187,489 shares were converted for 89,814 ordinary shares. The Group may redeem all of the remaining preference shares at any time after 1 July 2007 and, in any case, will redeem any remaining shares on 1 January 2010, in each case at 100p per share together with any arrears and accruals of dividend. The maximum redemption value of the preference shares, ignoring any arrears or accruals of dividend, is therefore £266m.

As stated in note 1, the Company has adopted FRS 26 from 1 January 2005. In accordance with FRS 25 the convertible preference shares are considered to be a compound financial instrument consisting of both a debt element and an equity component which require separate accounting treatment. Under FRS 25, the equity option element of preference shares of £78m is included as a separate component of equity. The debt component is stated at amortised cost within loans and overdrafts.

The preference shares carry voting rights at a general meeting of BAE Systems plc (the Company) only where the preferential dividend is six months or more in arrears, or where a motion is to be proposed which abrogates, varies or modifies the rights of the preference shareholders, or where a motion is to be proposed for the winding up of the Company. On a winding up, holders of the preference shares are entitled, after repayment of the capital paid up on the Special Share and in priority to any payment to any other class of shareholder, to the return of amounts paid up or credited as paid up on the preference shares together with a premium of 75p per share, and all arrears of preferential dividends.

Special Share

One Special Share of £1 in the Company is held on behalf of the Secretary of State for Trade and Industry (the Special Shareholder). Certain parts of the Company's Articles of Association cannot be amended without the consent of the Special Shareholder. These articles include the requirement that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the Company, the requirement that the majority of the directors are British, and the requirement that the Chief Executive and any executive chairman are British citizens. The effect of these requirements can also be amended by regulations made by the directors and approved by the Special Shareholder.

The Special Shareholder may require the Company at any time to redeem the Special Share at par or to convert the Special Share into [illegible] The Special Shareholder is entitled to receive notice of and to attend general meetings and class meetings [illegible] nor other rights, other than to speak in relation to any business in respect of the

14 Reserves

	Share premium account £m	Other reserves £m	Profit and loss account £m
At 31 December 2004 (restated)	412	128	386
Adoption of FRS 25 and FRS 26	–	(76)	(235
Retained profit	–	–	728
Dividends paid	–	–	(315
Share-based payments	–	–	16
Shares issued	370	–	–
Movements in hedging reserve	–	(3)	–
At 31 December 2005	**782**	**49**	**580**

Other reserves

Other reserves for the Company comprise: capital reserve £24m (2004 £24m) hedging reserve £(79)m (2004 £nil) and non-distributable reserve arising from property disposals to other Group undertakings £104m (2004 £104m). The non-distributable reserve arising from property disposals to other Group undertakings relates to the revaluation surplus realised by the Company on properties which were sold to other Group companies as part of operational reorganisations in prior years. Amounts within this reserve will be transferred to the profit and loss account as distributable when the related properties are disposed of outside the Group, or written down following impairment.

Own shares held and share-based payments

Within the profit and loss account of the Company there are deductions for the value of own shares held of £5m (2004 £7m) which comprise a holding of 1,748,945 (2004 2,567,228) ordinary shares of 2.5p each in the Company, listed on the London Stock Exchange and are held by the BAE Systems ESOP Trust of which IFG Trust (Jersey) Limited are the trustees.

Information on the market value and allocation of these shares to the Company's various share option schemes is as follows:

	2005 £m	2004 £m
Market value		
Under option	**4**	2
Not yet allocated to share option schemes	**3**	4
	7	6

	2005 Number of shares	2004 Number of shares
Allocation		
Held under Restricted Share Plan		
Executive directors: under option	**384,524**	285,563
Other employees: under option	**661,940**	513,076
Not yet allocated to share option schemes	**702,481**	1,768,589
	1,748,945	2,567,228

Dividends on the shares held in the ESOP Trust have not been waived. Finance costs and other administrative charges are included in the profit and loss account on an accruals basis.

Company profit

The Company's profit for the financial year was £728m (2004 restated loss £44m).

5 Statutory reserve

Inder section 4 of the British Aerospace Act 1980 this reserve may only be applied in paying up unissued shares of the Company to be allotted to members of the Company as fully paid bonus shares.

16 Other information

mployees
he total number of employees of the Company at 31 December 2005 was 478 (2004 488). Total staff costs, excluding charges for share options, were £59m (2004 £54m).

otal directors' emoluments, excluding company pension contributions, were £7,730,000 (2004 £7,014,000). These emoluments were paid for their services on behalf of the BAE Systems Group. No emoluments related specifically to their work in the Company.

Company audit fee
The remuneration of the Company's auditors for 2005 totalled £688,000 (2004 £618,000).

Five year summary

	2005 IFRS £m	2004 IFRS £m	2003 UK GAAP[1] £m	2002 UK GAAP[1] £m	200 UK GAA £
Income statement[2]					
Sales including Group's share of equity accounted investments					
Electronics, Intelligence & Support	**3,697**	3,063	–	–	–
Land & Armaments	**1,270**	482	–	–	–
Programmes	**2,819**	2,219	2,374	2,060	2,817
Customer Solutions & Support	**2,923**	2,856	2,042	2,133	1,978
Integrated Systems & Partnerships	**1,834**	2,022	–	–	–
Commercial Aerospace	**3,232**	2,924	2,904	2,716	3,051
HQ and other businesses	**69**	73	281	300	342
Avionics[3]	–	–	650	727	632
North America	–	–	2,636	2,561	2,538
International Partnerships	–	–	1,685	1,648	1,780
Intra-segment sales	**(433)**	(417)	–	–	–
	15,411	13,222	12,572	12,145	13,138
EBITA[4]					
Electronics, Intelligence & Support	**324**	256	–	–	–
Land & Armaments	**42**	(8)	–	–	–
Programmes	**133**	10	56	69	161
Customer Solutions & Support	**419**	497	411	454	414
Integrated Systems & Partnerships	**109**	95	–	–	–
Commercial Aerospace	**179**	201	204	195	213
HQ and other businesses	**(24)**	(35)	–	(18)	11
Avionics	–	–	12	66	109
North America	–	–	232	247	250
International Partnerships	–	–	65	(11)	102
	1,182	1,016	980	1,002	1,260
Amortisation and impairment	**(122)**	(110)	(518)	(615)	(495)
Exceptional items (UK GAAP only)	–	–	(9)	(797)	(518)
Finance costs including share of equity accounted investments	**(215)**	(176)	(220)	(206)	(177)
Profit/(loss) before taxation	**845**	730	233	(616)	70
Taxation including share of equity accounted investments	**(262)**	(273)	(225)	(70)	(198)
Profit/(loss) for the year from continuing operations	**583**	457	8	(686)	(128)
Loss for the year from discontinued operations	**(28)**	(454)	–	–	–
Profit/(loss) for the year	**555**	3	8	(686)	(128)
Balance sheet					
Intangible assets	**8,217**	6,115	6,000	6,417	6,909
Property, plant and equipment, and investment property	**1,922**	1,901	1,699	1,709	1,776
Non-current investments	**1,730**	1,535	1,710	1,515	1,457
Inventories	**485**	498	775	768	1,046
Payables (excluding cash on customers' account) less receivables	**(4,596)**	(3,891)	(3,126)	(2,887)	(2,829)
Other financial assets and liabilities	**(7)**	–	–	–	–
Retirement benefit obligations	**(4,101)**	(3,210)	362	315	357
rovisions (current and non-current)	**(718)**	(491)	(749)	(858)	(1,132)
ax, net	**1,012**	876	(195)	4	(95)
t debt	**(1,277)**	(668)	(870)	(1,298)	(831)
sposal groups held for sale	**137**	–	–	–	–
nority interests	**(16)**	(10)	(15)	(20)	(20)
reholders' funds	**2,788**	2,655	5,591	5,665	6,638

ovement in net debt as defined by the Group	2005 IFRS £m	2004 IFRS £m	2003 UK GAAP[1] £m	2002 UK GAAP[1] £m	2001 UK GAAP[1] £m
ash flow from operating activities	**2,099**	2,350	836	136	
et capital expenditure[5]	**(250)**	(285)	(248)	(183)	
ividends from equity accounted investments	**88**	69	37	78	
perating business cash flow	**1,937**	2,134	625	31	510
cquisitions and disposals	**(1,836)**	(630)	(62)	41	98
inance costs	**(152)**	(179)	(117)	(150)	(189)
ax and dividends	**(342)**	(312)	(227)	(391)	(381)
ther non-cash movements	**(52)**	9	121	(136)	–
et proceeds from equity issues	**373**	–	–	32	30
xchange movements	**(219)**	129	72	97	–
et increase/(decrease) in net funds	**(291)**	1,151	412	(476)	68
ovement in cash on customers' account	**(35)**	(13)	16	9	–
ovement in net debt	**(326)**	1,138	428	(467)	68
pening net debt	**(668)**	(870)	(1,298)	(831)	(899)
mpact of IFRS transition	**(283)**	(936)	–	–	–
losing net debt	**(1,277)**	(668)	(870)	(1,298)	(831)

The reconciliation of operating business cash flow is presented for 2002 to 2005 only.

Other information	2005	2004	2003	2002	2001
Basic earnings/(loss) per share – total	**17.4p**	(0.6)p	(0.5)p	(23.2)p	(5.1)p
Basic earnings per share – underlying[6]	**22.5p**	17.4p	16.6p	17.3p	23.4p
Dividend per ordinary share	**10.3p**	9.5p	9.2p	9.2p	9.0p
Number of employees, excluding share of employees of equity accounted investments, at year end	**74,000**	73,300	68,400	68,100	70,110
Capital expenditure including leased assets	**£347m**	£359m	£243m	£274m	£287m
Order book including the Group's share of equity accounted investments	**£59.8bn**	£50.1bn	£46.0bn	£42.5bn	£43.8bn

To aid comparison, certain presentational changes have been made to the IFRS amounts in 2004 and 2005.

[1] for the years ended 31 December 2001 to 2003, the information is presented on a UK GAAP basis. The nature of the adjustments that would be required to restate this information on an IFRS basis are presented in note 36 to the financial statements

[2] for the years ended 31 December 2001 to 2003, the business group information presented under UK GAAP has not been restated to reflect the changes made to the business groups in 2005

[3] for the years ended 31 December 2004 and 2005, the Avionics business group is presented as discontinued operations under IFRS

[4] for the years ended 31 December 2004 and 2005 this is defined as earnings before interest, tax and amortisation. For the years ended 31 December 2001 to 2003, this is defined as profit before interest and tax, excluding goodwill amortisation and impairment, and exceptional items

[5] includes expenditure on property, plant and equipment, investment property, intangible assets and other investments

[6] for IFRS, underlying earnings is presented for continuing operations after adjusting for amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories. For UK GAAP, underlying earnings is presented after adjusting for goodwill amortisation and impairment, and exceptional items

Shareholder information

Registered office
6 Carlton Gardens
London
SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232
Company website: www.baesystems.com

Registered in England and Wales,
No. 1470151

Registrars
Lloyds TSB Registrars (0140)
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 415 7058 from outside the UK)

If you have any queries regarding your shareholding, please contact the registrars.

shareview
www.shareview.co.uk

Shareview service
The Shareview service from our registrar, Lloyds TSB Registrars, gives shareholders:

- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery.
There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the website for more details:
www.shareview.co.uk

Details of software and equipment requirements are given on the website.

Shareholder dealing service
Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE Systems plc shares. Basic commission is 1%, subject to a minimum charge of £15.00. If you require further information please contact:

Hoare Govett Limited on
Telephone: +44 (0)20 7678 8300

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

ShareGift
The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7337 0501.

Share price information
The middle market price of the Company's ordinary shares on 31 December 2005 was 381.75p, the range during the year was 224.5p to 388p.

Daily share prices are available in the UK on the FT Cityline service as follows:

BAE Systems plc ordinary shares
Telephone: 0906 003 1890
BAE Systems plc preference shares
Telephone: 0906 003 5174
(Calls are charged at 60p per minute at all times)

Alternatively you can view teletext or a similar service.

Dividend reinvestment plan
The Company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Telephone: 0870 241 3018
Telephone number from outside the UK:
+44 121 415 7058

American Depositary Receipts
The BAE Systems plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE Systems plc ordinary shares.

JPMorgan Chase Bank, N.A. is the depositary.

If you should have any queries, please contact:

JPMorgan Chase Bank, N.A.
JPMorgan Service Center
PO Box 3408
South Hackensack NJ 07606-3408
USA

Toll free telephone number: 800 990 1135
Telephone number from outside the US:
+1 201 680 6630

Website: www.adr.com
Email: adr@jpmorgan.com

inancial calendar

inancial year end	31 December
.nnual General Meeting	4 May 2006
'reference shares conversion date	31 May 2006
!005 final ordinary dividend payable	1 June 2006
?006 half yearly preference dividend payable	3 July 2006
!006 interim results announcement	September 2006
?006 interim ordinary dividend payable	November 2006
?006 half yearly preference dividend payable	2 January 2007
?006 full year results – preliminary announcement	February 2007
– report and accounts	April 2007
?006 final ordinary dividend payable	June 2007

nalysis of share register at 31 December 2005

	Ordinary shares of 2.5p				Preference shares of 25p			
	Accounts		Shares		Accounts		Shares	
	Number '000	%	Number million	%	Number '000	%	Number million	%
y category of shareholder								
ndividuals	139.7	94.4	127.6	4.0	2.5	64.7	10.5	3.9
Nominee companies	7.0	4.8	2,991.2	93.0	1.3	33.3	235.1	88.4
Banks	–	–	46.4	1.4	–	–	9.3	3.5
Insurance and pension funds	–	–	–	–	–	–	–	–
Other	1.2	0.8	53.5	1.6	0.1	2.0	11.1	4.2
	147.9	100.0	3,218.7	100.0	3.9	100.0	266.0	100.0
By size of holding								
1 – 99	33.8	22.8	1.7	0.1	–	0.1	–	–
100 – 499	43.7	29.5	11.7	0.3	0.1	2.5	–	–
500 – 999	30.1	20.4	21.2	0.6	0.2	4.8	0.1	0.1
1,000 – 9,999	37.7	25.5	89.0	2.8	3.1	77.8	10.9	4.1
10,000 – 99,999	1.6	1.1	42.0	1.3	0.4	11.3	9.0	3.3
100,000 – 999,999	0.6	0.4	234.6	7.3	0.1	2.5	27.1	10.2
1,000,000 and over	0.4	0.3	2,818.5	87.6	–	1.0	218.9	82.3
	147.9	100.0	3,218.7	100.0	3.9	100.0	266.0	100.0

Glossary

AGS
Advanced Gun System: a 155mm gun system being developed under the DD(X) programme.

AJT
Hawk Advanced Jet Trainer: an advanced jet training and light combat aircraft.

ATTAC
Availability Transformation: Tornado Aircraft Contract.

BONUS
A sensor fused 155mm munition.

Bradley
Tracked armoured fighting vehicles, which fulfil critical infantry, cavalry, fire support, battle command and engineer roles for the US Army.

C3I
Command, Control, Communications and Intelligence.

C4ISR
Command, Control, Communications and Computing (C4), Intelligence, Surveillance and Reconnaissance (ISR): systems that provide a precise picture of the battlefield in 'real-time', optimising the information available for decision making. C4ISR systems sense the environment, process data and combine it with existing knowledge for optimised mission plans.

CfPE
Centre for Performance Excellence (see page 13).

COSYS
A combat control system.

CV90
An armoured infantry fighting vehicle developed by BAE Systems Land Systems Hagglunds to meet international demand.

DD(X)
A next-generation destroyer for the US Navy.

DIS
The Defence Industrial Strategy paper, published by the UK government in December 2005 following consultation with industry, recognises the skills and capabilities that will be needed to equip and support the UK armed forces and ensure the defence industry remains a world-leading sector.

DLO
United Kingdom Defence Logistics Organisation, part of the UK Ministry of Defence, providing logistic support to all three armed forces.

DM2A4
A heavyweight torpedo weapon system.

DoD
United States Department of Defense.

Eurosystems
A transaction with Finmeccanica of Italy to secure control and clear management responsibility for both companies' European defence electronics businesses (see page 21).

FCS
Future Combat System.

FREMM
Franco-Italian Frégate (Européenne) Multi-Missions (FREMM) frigate.

FRES
Future Rapid Effect System: The UK Ministry of Defence (MoD) programme to provide the British Army with a family of medium-weight, network-enabled, air-deployable armoured vehicles.

IMCMS
Integrated Mine Counter Measures System combining Minehunting, Minesweeping, Mine Disposal, Surveillance and Communication with other naval forces.

ISO14001
The standard for environmental management published by the International Standards Organisation, which specifies the actual requirements for an environmental management system.

IT
Information technology.

JSF
F-35 Joint Strike Fighter (see page 19).

LCM
Lifecycle Management: a process and control environment within which the Company's projects are executed.

LRLAP
Long Range Land Attack Projectile: a system being developed under the DD(X) programme.

M777
A lightweight 155mm field howitzer (see page 17).

MoD
UK's Ministry of Defence.

Mistral RMV
Low altitude air defence missile.

NATO
North Atlantic Treaty Organisation, the world's most powerful regional defence alliance.

NAVSEA
Naval Undersea Warfare Center in the United States.

NEC
Networked Enabled Capability.

Nimrod MRA4
The replacement Maritime and Patrol Attack aircraft for the UK's Royal Air Force.

PAAMS
Principal Anti-Air Missile System. Aster PAAMS: a medium-range anti-aircraft vertical launching missile system based on the Aster 15 and Aster 30 anti-missile missiles.

PCL
Performance Centred Leadership: a leadership and performance management system used throughout the Company.

RG-31
Mine protected armoured personnel carrier.

SEP
A modular multi-role vehicle system.

SETAC
System Engineering and Technical Assistance Contract.

SHE
Safety, health and environment.

Spearfish
An advanced heavyweight torpedo in service with the UK Royal Navy.

UAV
Unmanned Air Vehicles.

UCAV
Unmanned Combat Air Vehicle.

USAF
United States Air Force.

VLS
Vertic...

hareholder feedback

iank you to everyone who took the time and effort to provide feedback on last year's Annual Report. It was most appreciated.

ı essence:
- you are spending more time reading the Annual Report;
- you firmly believe that the report improves your understanding of BAE Systems;
- you would like more photos, fewer acronyms and simpler language;
- you have also requested more information about the market environment we operate in (especially our relationship with UK and US governments), possible future strategy developments (especially in the US), and potential risks (especially pension fund deficits).

'e hope the design, layout and copy in this Annual Report has helped to address these requirements.

you would like to give us any feedback on this year's Annual Report, please send your written comments to our investor relations team at:
AE Systems plc
Carlton Gardens
ondon
nited Kingdom
W1Y 5AD

r by e-mail to andy.mann@baesystems.com

BAE SYSTEMS plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone +44 (0)1252 373232

Registered in England and Wales No. 1470151

Website details
www.baesystems.com



Ado his document is important and
For requires your immediate attention.
she
rec
wi
ar

82-03138

RECEIVED
2006 APR -5 P 12:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Notice of meeting

BAE Systems plc
Annual General Meeting 2006
The Queen Elizabeth II Conference Centre
London SW1P 3EE

4 May 2006 at 11.00 am

SEC MAIL PROCESSING SECTION
RECEIVED
APR 04 2006
WASH, D.C. 209

Contents

Chairman's letter

ear Shareholder

nnual General Meeting — 4 May 2006

am delighted to invite you to attend BAE Systems plc's Annual General Meeting on 4 May 2006 at the Queen Elizabeth II Conference Centre, ondon.

his booklet includes the formal Notice of Meeting in which we have set out the resolutions that shareholders are being asked to consider and ote on. These resolutions are a very important part of the governance of the Company and I urge all shareholders to vote, whether they are ble to attend the meeting or not. **The Board supports all of the resolutions to be put to the AGM.**

ichael Portillo has advised us that he will not be seeking re-election at this year's AGM and will therefore retire from the Board immediately after the meeting. BAE Systems has truly benefited from Mr Portillo's knowledge and experience and I thank him for the valuable contribution he has made during his time on the Board. The other Board members join me in wishing him well in his new career as a journalist and broadcaster.

It is good practice for companies to take a poll on all resolutions put to shareholders. This allows all shareholders to have their votes recognised whether or not they are able to attend the meeting. We have used such polls for a number of years and have enclosed a Proxy/Poll card for you. How you use this depends on whether you are attending the meeting or not:

If you will be attending the AGM – bring the card with you and at the end of the meeting use it as a poll card to vote on the resolutions.

If you are unable to attend the meeting – you can cast your votes by proxy by completing and posting the card. As an alternative, you can vote electronically by logging onto www.sharevote.co.uk and using the Reference Number, Card ID and Account Number given on your Proxy/Poll Card. Full details on how to vote can be found on the card.

The results of the voting on the resolutions will be posted on the Company's website after the meeting.

You will also find enclosed a copy of the Annual Report or a summarised version of this, the Annual Review. Both of these documents can be found on our website, www.baesystems.com, where you can also find out more information on the Company including our Corporate Responsibility Report.

I look forward to seeing many of you at the meeting in May.

Yours sincerely



Dick Olver
Chairman
30 March 2006

Notice of Annual General Meeting

To BAE Systems plc Ordinary Shareholders and, for information only, to holders of Convertible Preference Shares.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of BAE Systems plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 4 May 2006 at 11.00 am for the purpose of transacting the following business:

To consider, and if thought fit, to pass the following Resolutions which will be proposed as ORDINARY RESOLUTIONS:

RESOLUTION 1 – Receipt of the report and accounts
THAT the audited accounts of the Company for the year ended 31 December 2005 and the Directors' Reports and Auditors' Report thereon now laid before this meeting be and they are hereby received.

RESOLUTION 2 – Approval of the directors' remuneration report
THAT the Directors' Remuneration Report for the year ended 31 December 2005 be and is hereby approved.

RESOLUTION 3 – Authorisation and payment of the final dividend
THAT the final dividend for the year ended 31 December 2005 of 6.3 pence per ordinary share be and is hereby declared payable on 1 June 2006 to Ordinary Shareholders whose names appeared on the Register of Members at the close of business on 21 April 2006.

RESOLUTION 4 – Re-election of Director
THAT Susan Birley retiring pursuant to Article 85 be and is hereby re-elected a Director of the Company.

RESOLUTION 5 – Re-election of Director
THAT Christopher Geoghegan retiring pursuant to Article 85 be and is hereby re-elected a Director of the Company.

RESOLUTION 6 – Re-election of Director
THAT Michael Lester retiring pursuant to Article 85 be and is hereby re-elected a Director of the Company.

RESOLUTION 7 – Election of Director
THAT Philip Carroll retiring pursuant to Article 91 be and is hereby elected a Director of the Company.

RESOLUTION 8 – Election of Director
THAT Roberto Quarta retiring pursuant to Article 91 be and is hereby elected a Director of the Company.

RESOLUTION 9 – Election of Director
THAT Peter Weinberg retiring pursuant to Article 91 be and is hereby elected a Director of the Company.

RESOLUTION 10 – Re-appointment of Auditors
THAT KPMG Audit Plc be and are hereby reappointed Auditors of the Company to hold office until the next General Meeting at which accounts are laid before the Company.

RESOLUTION 11 – Authority to agree Auditors' remuneration
THAT the Audit Committee of the Board of Directors be and is hereby authorised to agree the remuneration of the Auditors.

RESOLUTION 12 – BAE Systems Performance Share Plan 2006
THAT the rules of the BAE Systems Performance Share Plan 2006 (the "PSP"), the principal terms of which are summarised in the Appendix to the notice convening this meeting and a copy of which is produced to this meeting and, for the purposes of identification, signed by the Chairman, be approved and the Directors be authorised to:
(i) make such modifications to the PSP as they may consider appropriate to take account of the requirements of the UK Listing Authority and best practice, and to adopt the PSP as so modified and to do all such acts and things as they may consider appropriate to implement the PSP; and
(ii) establish further plans based on the PSP but modified to permit participation by employees of any joint ventures of the Company who are not eligible to participate in the PSP and/or to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual or overall participation in the PSP.

RESOLUTION 13 – BAE SYSTEMS Share Matching Plan
THAT the rules of the BAE Systems Share Matching Plan (the "SMP"), the principal terms of which are summarised in the Appendix to the notice convening this meeting and a copy of which is produced to this meeting and, for the purposes of identification, signed by the Chairman, be approved and the Directors be authorised to:
(i) make such modifications to the SMP as they may consider appropriate to take account of the requirements of the UK Listing Authority and best practice and to adopt the SMP as so modified and to do all such acts and things as they may consider appropriate to implement the SMP; and
(ii) establish further plans based on the SMP but modified to permit participation by employees of any joint ventures of the Company who are not eligible to participate in the SMP and/or to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual or overall participation in the SMP.

The following resolutions numbered 14-19 authorise the Company and certain of its subsidiaries to incur political expenditure up to specific limits.

RESOLUTION 14 – The Company
THAT the Company be and is hereby authorised:
(i) to make Donations to EU Political Organisations; and
(ii) to incur EU Political Expenditure,

Provided that:
(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 4 August 2007 or, if earlier, the day before the Company's Annual General Meeting in 2007, being the period determined by the Directors of the Company;
(b) The aggregate amount of such donations and expenditure made by the Company and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and
(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the

Political Parties, Elections and Referendums Act 2000).

RESOLUTION 15 – BAE Systems Marine Limited

THAT BAE Systems Marine Limited be and is hereby authorised:

(i) to make Donations to EU Political Organisations; and

(ii) to incur EU Political Expenditure,

Provided that:

(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 4 August 2007 or, if earlier, the day before the Company's Annual General Meeting in 2007, being the period determined by the Directors of the Company;

(b) the aggregate amount of such donations and expenditure made by BAE Systems Marine Limited and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and

(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

RESOLUTION 16 – BAE Systems (Operations) Limited

THAT BAE Systems (Operations) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 15 in the Notice of the Annual General Meeting dated 30 March 2006, replacing the words "BAE Systems Marine Limited" with "BAE Systems (Operations) Limited".

RESOLUTION 17 – BAE Systems Land Systems (Munitions and Ordnance) Limited

THAT BAE Systems Land Systems (Munitions and Ordnance) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 15 in the Notice of the Annual General Meeting dated 30 March 2006, replacing the words "BAE Systems Marine Limited" with "BAE Systems Land Systems (Munitions and Ordnance) Limited".

RESOLUTION 18 – BAE Systems Land Systems (Weapons and Vehicles) Limited

THAT BAE Systems Land Systems (Weapons and Vehicles) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 15 in the Notice of the Annual General Meeting dated 30 March 2006, replacing the words "BAE Systems Marine Limited" with "BAE Systems Land Systems (Weapons and Vehicles) Limited".

RESOLUTION 19 – BAE Systems Hägglunds AB

THAT BAE Systems Hägglunds AB be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 15 in the Notice of the Annual General Meeting dated 30 March 2006, replacing the words "BAE Systems Marine Limited" with "BAE Systems Hägglunds AB".

RESOLUTION 20 – Authority to allot new shares

THAT the authority conferred on the Directors by Article 12 (B)(i) of the Articles of Association of the Company be and is hereby renewed for the period ending on 3 August 2007 or, if earlier, on the day before the Company's Annual General Meeting in 2007 and that for such period the Section 80 Amount shall be £26,829,626.

To consider, and if thought fit, to pass the following Resolutions which will be proposed as SPECIAL RESOLUTIONS:

RESOLUTION 21 – Disapplication of pre-emption rights

THAT the power conferred on the Directors by Articles 12(B) (ii) of the Articles of Association of the Company be and is hereby renewed for the period ending on 3 August 2007 or, if earlier, on the day before the Company's Annual General Meeting in 2007 and that for the period the Section 89 amount shall be £4,024,846.

RESOLUTION 22 – Authority to purchase own shares

THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases, as defined in Section 163 of that Act, of ordinary shares of 2.5p each in the capital of the Company provided that:

(i) the maximum number of ordinary shares that may be purchased is 321,987,720;

(ii) the minimum price which may be paid for each ordinary share is 2.5p;

(iii)the maximum price that may be paid for each ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

(iv)this authority shall expire on the conclusion of the Annual General Meeting of the Company held in 2007 or, if earlier, 4 August 2007 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

By Order of the Board

David Parkes
Company Secretary

30 March 2006

6 Carlton Gardens
London SW1Y 5AD

Proxies

A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the Company. A form of proxy is enclosed. Subject to the provisions for proxies and corporate representatives, only registered holders of ordinary shares of the Company are entitled to attend and vote at the meeting.

The form of proxy should be completed, signed and returned to the Registrar, Lloyds TSB Registrars, in accordance with the instructions on the form of proxy so as to be received no later that 48 hours before the start of the meeting. Alternatively, the appointment of a proxy may be registered electronically by logging onto www.sharevote.co.uk and using the Reference Number, Card ID and Account Number stated on the form of proxy.

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 4 May 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s)), to procure that his CREST sponsor or voting service provider(s) take(s) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appendix

SUMMARY OF THE PRINCIPAL TERMS OF THE BAE SYSTEMS PERFORMANCE SHARE PLAN 2006 ("PSP") AND THE BAE SYSTEMS SHARE MATCHING PLAN (the "SMP") (together the "Plans")

General

The Plans are designed to deliver free shares to executives subject to the satisfaction of performance conditions and the executives remaining in employment.

The Remuneration Committee of the Board of Directors (the "*Committee*") will supervise the operation of the Plans.

Eligibility

Any employee (including an executive director) of the Company and any of its subsidiaries (the "*Group*") will be eligible to participate in the Plans at the discretion of the Committee.

Grant of awards

The Committee may grant an award under the PSP in the form of a conditional award of ordinary shares in the Company ("*Shares*") or a nil (or nominal) cost option. The Committee may also decide to grant cash-based awards of an equivalent value to share-based awards or to satisfy share-based awards in cash although it does not currently intend to do so unless it is appropriate for overseas jurisdictions.

Under the SMP, the Committee may invite or require a selected employee to acquire Shares ("*Investment Shares*") up to a maximum amount which will not exceed the post-tax amount of any discretionary annual bonus he received for the previous financial year. The Committee will then grant an award under the SMP over a number of Shares determined by reference to the number of Investment Shares acquired. Awards granted under the SMP will be in the form of conditional awards of Shares. The Committee may decide to grant cash-based awards of an equivalent value to share-based awards or to satisfy share-based awards in cash although it does not currently intend to do so unless it is appropriate for overseas jurisdictions.

The Committee may grant awards within six weeks of the approval of the Plans by shareholders and then within six weeks following the Company's announcement of its results for any period. The Committee may also grant awards at any other time when there are exceptional circumstances which the Committee considers justifies the granting of awards.

Awards may not be granted more than 10 years after the approval of the Plans by shareholders.

Awards are not transferable, except on death and are not pensionable.

Individual limits

The maximum market value of Shares over which PSP awards may be granted to any person in any financial year will not exceed 200 per cent. of their annual rate of base salary. It is currently intended that the level of initial PSP award to be made to the Chief Executive of the Company will be 150 per cent. of salary while the level of initial PSP awards to be made to other executives will not exceed 100 per cent. of salary.

The maximum number of Shares over which a SMP award may be granted will be equal to the number of Investment Shares a participant could have acquired with the gross amount of income used to acquire Investment Shares.

Vesting of awards

PSP awards will normally vest in three equal tranches on the third, fourth and fifth anniversaries of grant respectively. PSP awards in the form of options will normally be exercisable from vesting to the seventh anniversary of grant. SMP awards will normally vest on the third anniversary of grant.

Awards will only vest to the extent that the applicable performance conditions (see below) have been satisfied and, normally, only if a participant is still employed in the Group. In addition, a SMP award will only vest to the extent that a participant's Investment Shares have been retained.

Leaving employment

As a general rule, an award will lapse upon a participant ceasing to hold employment or office in the Group. However, if a participant ceases to hold employment or office in the Group because of his death, a sale or transfer of his employing company or business out of the Group, his moving to a joint venture company or for any other reason at the discretion of the Committee then his award will normally vest on cessation of his employment. If a participant ceases to hold employment or office in the Group because of his injury, disability, redundancy, retirement or for any other reason at the discretion of the Committee then his award will normally continue to the time when vesting would have initially occurred if he had remained an employee or office holder. The extent to which an award of such a participant will vest depend upon: (i) the extent to which the performance conditions have been satisfied at the time of vesting; and (ii) pro-rating of the award to reflect the number of complete months between the date of grant and the time of leaving employment or office relative to 36 months (unless the Committee decides it would be inappropriate to pro rate in the particular circumstances).
Where a PSP award vests as a result of a participant leaving employment or office for one of the reasons described in this paragraph then it will vest on a single occasion only, rather than in three annual tranches, and if the award is an option it will be exercisable for six months from vesting.

Corporate events

If the Company is taken over or is involved in a scheme of arrangement (not being an internal corporate reorganisation or a merger) all awards will vest early. The extent to which an award will vest will depend upon: (i) the extent to which the performance conditions have, in the opinion of the Committee, been satisfied up to the date of vesting; and (ii) pro-rating of the award to reflect the number of complete months between the date of grant and the time of vesting relative to 36 months (unless the Committee decides it would be inappropriate to pro rate in the particular circumstances).

In the event of an internal corporate reorganisation or a merger, the Committee may decide that awards will be replaced by equivalent new awards over shares in a new holding company, otherwise awards will vest on the basis which would apply in the case of a takeover.

If a demerger, special dividend or other similar event is proposed which, in the opinion of the Committee, would affect the market price of Shares to a material extent, then the Committee may determine that awards will vest on the basis that would apply in the case of a takeover.

If there is a voluntary winding-up of the Company then awards will vest on the same basis that would apply in the case of a takeover.

Performance conditions

All awards will be subject to performance conditions set by the Committee.

Performance conditions for the PSP awards

For executive directors of the Company, the performance conditions which will apply to the initial PSP awards will be the same as those which have been applied to awards made under the Company's existing performance share plan. These are described below.

There are two performance conditions which will apply to the initial awards to be made to the executive directors. One of those performance conditions is a measure of the Company's total shareholder return (**TSR**) performance over a single three year performance period against companies drawn from a sectoral comparator group. The current members of that group are Boeing, Cobham, Dassault Aviation, EADS, Embraer PN, Finmeccanica, General Dynamics, GKN, Goodrich, Honeywell International, Lockheed Martin, Northrop Grumman, Raytheon, Rockwell Collins, Rolls-Royce, Smiths Group, Thales and United Technologies. Subject to the achievement of the second performance condition described below, an award will vest in accordance with Table 1 shown below.

The performance period will commence on the financial quarter date preceding the date when awards are granted. TSR will be averaged over three months prior to the start and end of the performance period.

The second performance condition applying to awards made to executive directors of the Company is that the Committee must be satisfied that there has been a sustained improvement in the Company's underlying financial performance over the performance period. In taking a view of a sustained improvement in the Company's underlying financial performance, the Committee may consider (but not exclusively) the following financial metrics: net debt/cash; EBITA; order book; turnover; risk and underlying project performance.

For awards made to executives who are not directors of the Company, the Committee may decide that up to one half of their awards will be subject to a performance condition based on internal measures with the balance of those awards being subject to the TSR condition described above.

Performance condition for the SMP awards
The performance condition which will apply to the initial SMP awards will be the same as that which has been applied to options granted under the Company's executive share option plan. This is described below.

The performance condition will be a measure of the growth in the Company's earnings per share (**EPS**) over a single three year performance period commencing on the first day of the financial year in which the award is granted.

The extent to which an award will vest will be determined by reference to the Company's EPS performance against the Retail Prices Index (**RPI**) in accordance with Table 2 shown below.

Performance conditions – general
The Committee intends to review the performance conditions (including the TSR comparator group) each year to ensure that they remain suitable for future awards. The Committee can set different performance conditions from those described above for future awards provided that, in the reasonable opinion of the Committee, the new targets are not materially less challenging than those originally set.

The Committee may vary any performance condition applying to existing awards if an event occurs which causes the Committee to consider it appropriate to amend the condition provided the Committee reasonably considers that the varied condition is not materially less difficult to satisfy than the original condition would have been but for the event in question.

Participants' rights
Awards will not confer any shareholder rights until they have vested and the participants have received their Shares.

In the case of SMP awards, participants will receive a payment (in cash and/or Shares) on or shortly following the vesting of their awards, of an amount equivalent to the dividends that would have been paid on the Shares in respect of which the awards vest during the period between the grant and vesting of the awards. The Committee also has a discretion to adopt this approach for PSP awards.

Overall plan limits
The Plans may operate over new issue Shares, treasury Shares or Shares purchased in the market.
In any ten year period the Company may not issue (or have the possibility to issue) more than:

- 10 per cent. of the issued ordinary share capital of the Company under the Plans and any other employee share plan adopted by the Company;
- 5 per cent. of the issued ordinary share capital of the Company under the Plans and any other executive share plan adopted by the Company.

Treasury Shares will count as new issue Shares for the purposes of these limits unless institutional investor bodies decide that they need not count.

Rights attaching to Shares
Any Shares allotted when an award vests or is exercised will rank equally with Shares then in issue except for rights arising by reference to a record date prior to their allotment.

Variation of capital
In the event of any variation of share capital or in the event of a demerger, payment of a special dividend or similar event which materially affects the market price of the Shares, the Committee may make such adjustment as it considers appropriate to the number of Shares subject to an award and/or to the exercise price payable (if any).

Alterations to the Plans
The Committee may, at any time, amend the provisions of the Plans in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of Shares or the transfer of

Table 1 – Performance Share Plan

Ranking of Company's TSR compared with the sectoral comparator group over the performance period	Percentage of award which vests
Below Median	0%
Median	25%
Upper Quintile (top 20%)	100%
Between Median and Upper Quintile	Pro rata on a straight line basis between 25% and 100%

Table 2 – Share Matching Plan

Company's average annual EPS performance in excess of RPI	Proportion of award which vests
Less than 3%	All lapse
3% or more but less than 4%	One-third
4% or more but less than 5%	Two-thirds
5% or more	All vest

treasury Shares, the basis for determining a participant's entitlement to, and the terms of, the Shares or cash to be acquired and the adjustment of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Company's group.

Plans for employees of joint ventures and/or employees outside the UK

The resolutions being put to shareholders to approve the Plans will permit the Board of Directors of the Company to establish further plans based on the Plans but modified to allow participation by employees of joint ventures of the Company who are not permitted to participate in the Plans and/or to take account of overseas tax, exchange control or securities laws. Any Shares made available under such further plans will be treated as counting against the limits on individual and overall participation in the Plans.

Notes on the resolutions

1. Notes on the Resolutions

1.1 Resolution 2 – Approval of the Directors' Remuneration Report

The Directors' Remuneration Report is required to be laid before the shareholders in general meeting and voted on. The report can be found on pages 57 to 74 of the Company's Annual Report 2005 and is summarised on pages 30 to 32 of the Annual Review 2005.

1.2 Resolutions 4, 5 and 6 – Directors standing for re-election

The Company's Articles of Association require that once every three years Directors seek re-election to the Board at an Annual General Meeting. The Chairman has confirmed that the individuals seeking re-election continue to be effective members of the Board and demonstrate commitment to their responsibilities. This is supported by the performance evaluation that the Board undertook recently. The biographies of those Directors retiring at the Annual General Meeting who wish to seek re-election are as follows:

Professor Susan Birley
Sue Birley, 62, was formerly Professor of Entrepreneurship at Imperial College, University of London. Previous to that she held academic positions at INSEAD, Cranfield Institute of Technology and London Business School. She was appointed to the Board in 2000 and is a former non-executive director of National Westminster Bank plc.

Professor Birley chairs the Remuneration Committee and is also a member of the Corporate Responsibility Committee.

Christopher Geoghegan
Chris Geoghegan, 51, was appointed to the Board in 2002 as Chief Operating Officer and is responsible for the Insyte, Integrated Systems & Partnerships, Regional Aircraft and Shared Services businesses. He joined the Company in 1973 and has held a number of general management positions in the Company's commercial aircraft business. In 1990 he was appointed Managing Director of the division which became British Aerospace Airbus Limited. He was appointed a member of the Airbus Executive Board in 1994 and joined Airbus Industrie in 1998 to assist in the transition of Airbus GIE into a single company. In 2000 he was appointed Group Managing Director of the Avionics Group following the BAe/MES merger. He is President of the Society of British Aerospace Companies.

Michael Lester
Michael Lester, 66, joined The General Electric Company, p.l.c. (GEC) in 1980 as an Associate Director and Director of Legal Affairs having previously been a solicitor in private practice. He joined the Board of GEC in 1983 and was appointed Vice Chairman in 1994. Following completion of the BAe/MES merger in 1999, he joined the Board as Group Legal Director. He is a non-executive director of Premier Farnell plc.

Mr Lester is a member of the Non-Executive Directors' Fees Committee.

The Rt Hon Michael Portillo is retiring, pursuant to Article 85 of the Company's Articles of Association, at the conclusion of the 2006 Annual General Meeting and is not seeking re-election.

1.3 Resolutions 7, 8 and 9 – Election of Directors

The Board reported to shareholders last year that it was looking to ensure that the composition of the Board reflected the increasing transatlantic nature of the Company's business. During 2005 Phil Carroll, Roberto Quarta and Peter Weinberg were appointed to the Board all of whom are US citizens and whose experience and skills are relevant to BAE Systems and the development of its strategic goals.

The Company's Articles of Association require that all Directors appointed to the Board seek election at the Annual General Meeting immediately following their appointment. Following the appointment of Peter Weinberg to the Board on 16 June 2005, and the appointment of Phil Carroll and Roberto Quarta to the Board on 7 September 2005, each of these three directors is required to seek election at this year's meeting.

The Board recommends that shareholders vote in favour of the election to the Board of Messrs Carroll, Quarta and Weinberg.

Biographical details of these three Directors are as follows:

Philip Carroll
Phil Carroll, 68, is a former chairman and chief executive of Fluor Corporation and a former president and chief executive of Shell Oil Company Inc. He was appointed by the US Department of Defense in 2003 to serve as the first Senior Adviser to the Iraqi Ministry of Oil. He is a former non-executive director of Scottish Power plc.

Mr Carroll is a member of the Corporate Responsibility Committee and the Nominations Committee.

Roberto Quarta
Roberto Quarta, 56, is chairman (and was formerly chief executive) of BBA Group plc and, as a partner of the private equity firm Clayton Dubilier & Rice, also serves as chairman of Rexel SA and Italtel. He was previously an executive director of BTR plc and a non-executive director of PowerGen plc and Equant NV.

Mr Quarta is a member of the Audit Committee and the Remuneration Committee.

Peter Weinberg
Peter Weinberg, 48, was previously chief executive officer of Goldman Sachs International and co-head of the Partnership Committee; prior to that he was co-head of the bank's Global Investment Banking Division. He left Goldman Sachs in 2006 having been a partner since 1992.

Mr Weinberg chairs the Corporate Responsibility Committee and is a member of the Remuneration Committee.

1.4 Resolutions 12 and 13 – Employee Share Plans

The Directors propose that two new employee share plans are approved by shareholders. The principal terms of these plans, the Performance Share Plan and the Share Matching Plan, are summarised in the Appendix on pages 5 to 7.

1.5 Resolutions 14 to 19 – Authority to incur political expenditure

The Political Parties, Elections and Referendums Act 2000 (the Act), amongst other things, prohibits the Company and its subsidiaries making donations to EU Political Organisations (as defined in the Act) of more that £5,000 in any twelve month period unless they have been authorised to make donations by the Company's shareholders. The BAE Systems Group has no intention of making donations to political parties. However, the Act defines EU Political Organisations widely. It includes organisations which carry on activities which are capable of being reasonably regarded as intended to affect public support for a political party in any EU Member State or to influence voters in relation to any referendum in any EU Member State. As a result, it is possible that the definition may include bodies, such as those concerned with policy review and law reform or with the representation of the business community or sections of it, which the Group may see benefit in supporting.

The Directors believe that it is in the interests of shareholders for the Group to be permitted to support such organisations directly or indirectly. Accordingly, six resolutions relating to the Company and its principal EU subsidiaries are being put to shareholders for this purpose. The resolutions authorise donations and political expenditure up to an aggregate maximum of £100,000 in the period up to the Company's Annual General Meeting in 2007. As required by the Act, the resolutions are in general terms and do not purport to authorise particular donations or expenditure.

The Company did not make any political donations in 2005.

1.6 Resolutions 20 and 21 – Authority to issue shares

The Directors wish to renew the Company's authority to allot unissued shares in the share capital of the Company. Although the Directors have no present intention of exercising this authority (other than for the conversion into ordinary shares of existing Convertible Preference Shares), it is considered prudent to maintain the flexibility that this authority provides. This resolution authorises the Directors to allot relevant securities up to an aggregate nominal value of £26,829,626 (the amount shown as the Section 80 Amount in Resolution 20) during the 15 months from the date of the Annual General Meeting. This amounts to 33.33 per cent. of the issued ordinary share capital of the Company, and 18.25 per cent. of the total issued share capital as at the date of this Notice. No treasury shares are held by the Company. It is also proposed to renew, for the same 15 month period, the authority of the Directors to allot for cash equity securities without first being required to offer such securities to existing shareholders (other than in connection with a rights issue). The authority relates to up to £4,024,846 of nominal capital (the amount shown as the section 89 Amount in Resolution 21), being approximately 5 per cent. of the issued ordinary share capital of the Company and 2.74 per cent. of the total issued share capital, as at the date of this Notice. This authority will also apply to the sale of any shares held in treasury by the Company, should Resolution 22 be passed.

1.7 Resolution 22 – Purchase of shares

The Directors are committed to managing the Company's capital effectively and consider that the purchase by the Company of its ordinary shares may in certain circumstances be advantageous to shareholders. They believe that, in common with many other listed companies, the Company should obtain from shareholders a general authority to make market purchases on the London Stock Exchange. The authority should be on the basis that, in accordance with the UK Listing Authority's requirements, the maximum price for ordinary shares purchased in the market shall not exceed an amount equal to 105 per cent. of the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days before the announcement is made. The minimum price per ordinary share shall not be less than 2.5p, being the par value of an ordinary share. The number of ordinary shares which may be acquired pursuant to the authority is up to an aggregate of 321,987,720 ordinary shares, this being approximately 10 per cent. of the issued ordinary share capital of the Company. There are currently outstanding 87,216,846 options to subscribe for shares, representing 2.71 per cent. of the Company's issued ordinary share capital. If the authority was exercised in full, the options would represent 3.01 per cent. of the Company's issued ordinary share capital. The Company will only purchase ordinary shares if the Directors believe that it is in the shareholders' best interests and will increase earnings per share. Although the Directors have no plans to use the authority at present, this position will be kept under review.

2. Documents for inspection

The Register of Directors' Interests in the share capital of the Company, copies of the executive Directors' service contracts, the non-executive Directors' letters of appointment, and the Directors' Indemnities, as well as copies of the rules of the Performance Share Plan and Share Matching Plan, will be available for inspection during the normal business hours at the Company's registered office from the date of the Notice of the Meeting to the close of the meeting and at the place of the meeting from 15 minutes prior to its commencement until its conclusion.

Copies of the rules of the Performance Share Plan and Share Matching Plan will also be available for inspection at the offices of Linklaters at One Silk Street, London EC2Y 8HQ from the date of the Notice of Meeting to the close of the meeting.

3. Uncertificated Securities Regulations

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 6 pm on 2 May 2006 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries in the Register after 6 pm on 2 May 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4. Excluded items

Certain items will not be permitted in the Annual General Meeting. These include bags, cameras, recording equipment, items of any nature with potential to cause disorder and such other items as the Chairman of the Meeting may specify.

Recommendation

Your Directors consider that each of the proposals detailed in the Notice of Meeting will be of benefit to and in the best interests of the Company and the shareholders as a whole. The Directors intend to vote in favour of all Resolutions in respect of their own beneficial holdings of ordinary shares in the Company and unanimously recommend other shareholders to do likewise.

Shareholder information

Registrars

Lloyds TSB Registrars (0140)
The Causeway, Worthing
West Sussex, BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 415 7058 from outside the UK)

If you have any queries regarding your shareholding, please contact the registrars.

shareview
www.shareview.co.uk

Shareview service

The Shareview service from our registrar, Lloyds TSB Registrars, gives shareholders:
- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results, by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the site for more details: www.shareview.co.uk. Details of software and equipment are given on the website.

Shareholder dealing service

Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE Systems plc shares. Basic commission is 1%, subject to a minimum charge of £15.00. If you require further information please contact:

Hoare Govett Limited
Telephone: +44 (0)20 7678 8300

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

ShareGift

The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7337 0501.

Dividend reinvestment plan

The Company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars, The Causeway,
Worthing, West Sussex, BN99 6DA
Telephone: 0870 241 3018
(+44 121 415 7058 from outside the UK)

Financial calendar

Financial year end		31 December
Annual General Meeting		4 May 2006
Preference shares conversion date		31 May 2006
2005 final ordinary dividend payable		1 June 2006
2006 half yearly preference dividend payable		3 July 2006
2006 interim results announcement		September 2006
2006 interim ordinary dividend payable		November 2006
2006 half yearly preference dividend payable		2 January 2007
2006 full year results	– preliminary announcement	February 2007
	– report and accounts	April 2007
2006 final ordinary dividend payable		June 2007

How to get there


NATIONAL GALLERY
CHARING CROSS RD.
ST. MARTINS
STRAND
WARDOUR ST.
HAYMARKET
LOWER REGENT ST.
TRAFALGAR SQUARE
CHARING CROSS
EMBANKMENT
CHARING CROSS
WATERLOO BRI.
STAMFORD ST.
COCKSPUR STREET
NORTHUMBERLAND AV.
PALL MALL
ADMIRALTY ARCH
WHITEHALL
VICTORIA EMBANKMENT
RIVER THAMES
WATERLOO
WATERLOO ROAD
THE MALL
HORSE GUARDS ROAD
HORSE GUARDS AV.
JUBILEE GARDENS
YORK ROAD
ST. JAMES'S PARK
PARLIAMENT ST.
QUEEN ELIZABETH II CONFERENCE CENTRE (WEST ENTRANCE)
WESTMINSTER
GREAT GEORGE ST.
BRIDGE ST.
WESTMINSTER BRI.
BIRDCAGE WALK
STOREY'S GATE
BIG BEN
WESTMINSTER BRIDGE RD.
HOUSES OF PARLIAMENT
TOTHILL ST.
PETTY FRANCE
BROAD SANCTUARY
ST. MARGARET ST.
ALBERT EMBANKMENT
LAMBETH PALACE RD
ST. JAMES'S PARK
BROADWAY
VICTORIA STREET
WESTMINSTER ABBEY

Nearest underground station: Westminster
(Circle, District and Jubilee lines)

Annual Review 2005



Delivering real advantage
BAE SYSTEMS

Customer Solutions & Support	Integrated Systems & Partnerships	Commercial Aerospace	
			
Provides support solutions for current and future customer requirements, addressing the trend within armed forces to work more closely with industry to optimise their military capability in the most effective manner. Key capabilities include the integration and delivery of effective supply chain and logistics management. CS&S is the prime contractor on the Al Yamamah programme.	Comprises a portfolio of high-technology defence systems businesses: Integrated System Technologies; Underwater Systems; 37.5% interest in MBDA; 20.5% interest in Saab; and 50% interest in Gripen International.	Comprises the Company's 20% interest in Airbus together with the Aerostructures business and the regional aircraft asset management and support activities.	**Principal operations**
UK, Saudi Arabia, Australia	UK, Sweden, France, Germany, Italy	UK, France, Germany, Spain, US	**Main operating regions**
UK/Europe, Middle East, Australia	UK/Europe	Global	**Major markets**
 **18%**	 **12%**	 **21%**	**Contribution to 2005 Group sales**
• Delivery of Saudi strategy on track – Compound construction – Saudi joint venture company formed – Increasing employment of Saudi nationals • Government to government Understanding Document signed on Saudi armed forces modernisation • Delivery of UK partnered support growth strategy • Improved performance from Australian business	• Continued restructuring of European business portfolio – Eurosystems transaction completed – Integrated System Technologies formed – Saab stake reduced to 20.5% – Atlas Elektronik sale agreed • Revised Gripen International marketing arrangements with Saab	• Strong Airbus order intake • First flight of A380 long-range airliner • Airbus cost reduction programme on track • Airbus new product development programmes underway • Ongoing losses in Regional Aircraft • Aerostructures disposal announced	**Key points from 2005**
page **20-21**	page **22-23**	page **24-25**	**Location in this report**

BAE Systems is an international company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space. The Company designs, manufactures and supports military aircraft, surface ships, submarines, combat vehicles, radar, avionics, communications, electronics and guided weapon systems. It is a pioneer in technology with a heritage stretching back hundreds of years. It is at the forefront of innovation, working to develop the next generation of intelligent defence and security systems.

BAE Systems has major operations across five continents and customers in some 130 countries. The Company employs approximately 100,000[1] people and generates annual sales in excess of £15 billion through its wholly-owned and equity accounted investment operations.

[1] including share of employees of equity accounted investments

CONTENTS



Important note

This Annual Review is a summary of the information in the full Annual Report of BAE Systems plc. It does not contain sufficient information to allow a full understanding of the results of the Group and state of affairs of the Company or of the Group, and of their policies and arrangements concerning directors' remuneration.

For further information, the full Annual Report should be consulted. This can be found on the Company's website, www.baesystems.com

Alternatively, copies are available, free of charge, from:
The Company Secretary
BAE Systems plc
6 Carlton Gardens
London SW1Y 5AD

If in future years you wish to receive the full Annual Report you should write to the Company's registrars, Lloyds TSB Registrars, at the address shown on page 37.

BAE Systems at a glance

BAE Systems is the premier transatlantic defence and aerospace company delivering a full range of products and services for air, land and naval forces as well as advanced electronics, information technology solutions and customer support services.

	Electronics, Intelligence & Support	Land & Armaments	Programmes
			
Principal operations	An industry leader in a variety of military communications, electronic identification, navigation and guidance systems, and a provider of network centric warfare solutions and a broad range of support solutions, including major ship repair activities for the US Navy.	A global leader in the design, development, production and through-life service support of armoured combat vehicles, major and minor calibre naval guns, missile launchers, canisters, artillery systems and intelligent munitions.	Comprises the Company's air systems, naval ships and submarines activities together with the Company's participation in the UK's Future Carrier programme.
Main operating regions	US, UK/Europe	US, UK, Sweden, South Africa	UK
Major markets	US, Global	US, UK/Europe	UK
Contribution to 2005 Group sales	 23%	 8% includes six months of United Defense	 18%
Key points from 2005	• Sustained leadership positions in electronic warfare and military communications – secured US Air Force mission planning contract • Acquisition of largest US non-nuclear ship repair business • Successful integration of 2004 acquisitions • Successful flight test of infrared missile countermeasures system for commercial airliners	• Transatlantic growth with acquisition of United Defense Industries • Global land systems business established • Key contracts secured – Bradley reset and upgrade – Danish CV90, US RG-31, M777 • UK Future Rapid Effect System (FRES) demonstrator award • UK cost base being addressed	• 37 Typhoon aircraft delivered in the year (12 to UK RAF) • First flight of UK Hawk Advanced Jet Trainer aircraft achieved early • Successful delivery of F-35 JSF airframe assemblies • Type 45 first of class launched in February 2006 • Landing Ship Dock (Auxiliary) first ship delivered
Location in this report	page **14-15**	page **16-17**	page **18-19**

Results in brief, highlights and outlook

Results in brief

Results from continuing operations	2005	2004[1]
Sales[2]	**£15,411m**	£13,222m
EBITA[3]	**£1,182m**	£1,016m
Operating profit	**£900m**	£774m
Underlying earnings per share[4]	**22.5p**	17.4p
Basic earnings per share[5]	**18.3p**	14.2p

Other results including discontinued operations		
Dividend per share	**10.3p**	9.5p
Cash inflow from operating activities	**£2,099m**	£2,350m
Net debt as defined by the Group	**£1,277m**	£668m
Order book[6]	**£59.8bn**	£50.1bn

Highlights

- Delivering US growth strategy
- Global land systems business established
- Programmes business profitability and risk profile improved
- Growth from UK MoD partnered support
- European business portfolio restructuring
- Strong Airbus order intake
- Strong operating cash flow
- Underlying earnings per share[4] up 29.3% at 22.5p
- Dividend increased 8.4% to 10.3p per share for the year

Outlook

Looking forward to 2006, we anticipate an improved performance from our defence businesses with modest organic growth and a full year contribution from the former United Defense activities. We also anticipate an increased contribution from the commercial aerospace sector.

We expect to translate operating profit into operating cash flow, other than some small utilisation of customer advances. We intend to make one-off cash contributions to the pension schemes in 2006.

[1] as restated under International Financial Reporting Standards
[2] including share of equity accounted investments' sales
[3] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[4] earnings per share excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories
[5] basic earnings per share in accordance with International Accounting Standard 33
[6] including share of equity accounted investments' order books and after the elimination of intra-group orders of £0.9bn (2004 £2.6bn)

Chairman's letter

“The executive team and all employees have demonstrated their ability to deliver results and I applaud their hard work and dedication.”



Dick Olver
Chairman

With a combination of effective strategy, continued good programme execution and achievement of key business objectives, including a focus on winning future business, 2005 was a successful year for BAE Systems.

I believe that BAE Systems has evolved a comprehensive and robust process for developing strategy, including appropriate review and challenge by the Board. The Company's strategy, described in detail later in this report, reflects the accomplishment of key objectives in 2005 and establishes the framework for continued performance improvement and growth in future.

There were several noteworthy developments over the past twelve months: first, the acquisition of United Defense in June was a step change in the implementation of our US strategy and establishes BAE Systems as the world's second largest land systems company; second, the Understanding Document signed between the governments of the UK and the Kingdom of Saudi Arabia establishes a framework for modernising the Saudi armed forces, including the supply of Typhoon aircraft; and finally, the publication in December of the UK government's Defence Industrial Strategy recognised the key position of the UK defence industry in supporting the UK's armed forces. These developments, combined with good progress on resolving pension funding issues and good project execution combined to make 2005 a landmark year for BAE Systems.

In addition to overseeing Company strategy, the Board is responsible for monitoring the Company's performance, maintaining the governance framework, overseeing succession planning for the Board and senior executives, setting appropriate standards of conduct and monitoring compliance with those standards.

Part of my role as Chairman is to ensure the Board has the required skills and experience to carry out these responsibilities in a large international business. With the increasing importance of BAE Systems' operations in the United States, which now manage 35% of sales, we have appointed three new non-executive directors to the Board to provide further US perspective and experience.

Peter Weinberg was a senior director of Goldman Sachs Inc. and is a dual US/UK citizen; Phil Carroll is the former chairman and chief executive officer of Fluor Corporation and is a US citizen; and Roberto Quarta is the chairman of BBA Group plc, a partner of the private equity firm Clayton, Dubilier & Rice and a dual US/Italian citizen.

With the addition of these three new directors, the Board is well equipped to monitor performance and oversee the Company's future strategic development.

Social, environmental and ethical aspects of a company's business operations are increasingly of interest to a broad stakeholder community. In order to advance our leadership in this area, the Board has established a new Corporate Responsibility Committee chaired by Peter Weinberg. A summary of the Company's corporate responsibility performance is included in this Review, supplemented by a detailed Corporate Responsibility Review for 2005, published separately.

The Board is also responsible for setting realistic, yet stretching, targets for management with appropriate incentives for both baseline and stretch performance. These targets include both financial and non-financial objectives and further details are included in the summarised Remuneration Report.

The executive team and all employees have demonstrated their ability to deliver results and I applaud their hard work and dedication. Looking forward, the Company will be operating in a time of challenging defence budgets and our top priority is to deliver continuing performance improvement.

The Board is recommending an increased final dividend of 6.3p per share, making a total of 10.3p for the year. At this level the annual dividend is covered 2.2 times by underlying earnings from continuing operations (2004 1.8 times). Subject to shareholder approval at the 2006 Annual General Meeting, the dividend will be paid on 1 June 2006 to holders of ordinary shares registered on 21 April 2006.



Dick Olver
Chairman

22 February 2006

Chief Executive's review



Mike Turner
Chief Executive

BAE Systems has performed well against its objectives in 2005. Financial results have been delivered in line with our plan and further significant steps have been taken to implement the Company's strategy. In particular, the acquisition of United Defense builds on our strong defence technology business in the United States and complements our established position as the largest defence company in the UK and Europe.

The United Defense acquisition has elevated BAE Systems to the second largest supplier in the global land systems market. The former United Defense activities have been integrated with BAE Systems Land Systems, which comprised the former RO Defence and Alvis activities including Hagglunds. Integration of these operations has resulted in a single US headquartered global land systems business with operations in the US, UK, Sweden and South Africa.

In 2005, the Company has continued to improve performance through a combination of good project execution, cost and productivity improvements within the business operations together with the benefit of actions over recent years to eliminate inappropriate risk and improve returns, especially in our UK Ministry of Defence (MoD) Programmes business.

The outlook for our UK Programmes business is now good. Following agreement on the way forward for the Typhoon programme, it is now making a significant contribution to the Company's performance. Other UK platform programmes, such as the Type 45 destroyer, Nimrod MRA4, Hawk and Astute submarine, are also expected to progress to make good contributions when they transition from design to production.

Alongside the good operational execution now being delivered we continue to strive to further embed a high performance culture across the Company.

The formation of the Centre for Performance Excellence will help ensure consistency of performance measurement and provide leadership and focus for the sharing of best practice across the Company.

In December, the Company welcomed the publication by the UK government of the Defence Industrial Strategy following extensive consultation with industry. The strategy paper recognises the need for government and industry to work in partnership to secure the best technologies to meet the needs of the UK's armed forces. The paper also identifies the skills and capabilities required to equip and support the UK armed forces whilst ensuring the UK maintains a world class defence industry. BAE Systems recognises that implementing the Defence Industrial Strategy sets challenges for both the MoD and industry.

Addressing pension deficits is a challenge. Reduced discount rates used to value scheme liabilities and the need to address changes in assumptions for increased life-expectancy combined to create a significant deficit in the funding of the Company's pension schemes.

The Company has recently finalised a plan for the largest of its funds, the Main Scheme. The plan addresses the deficit through increased contributions and benefit concessions from employee scheme members and contributions of cash and property assets from the Company. These actions enable the Company to maintain this defined benefit pension scheme for existing scheme members, at a cost acceptable to the Company, eliminating the substantial funding deficit and introducing flexibility into the benefit structure to self-fund any further increases in employee longevity going forward.

A continuing success for the Company is the provision of defence support solutions. The Company has a large and growing business providing support for armed forces and government agencies. Through-life support and upgrades for in-service defence equipment is expected to become an increasingly important activity for BAE Systems as air, naval and land sector platforms are expected to remain in service for many decades and require progressive upgrades in capability with advances in technology.

In partnership with the MoD's Defence Logistics Organisation (DLO) the Company has continued to develop and grow its support solutions activities for the UK's armed forces. The successful delivery of cost savings, together with improved equipment availability across a number of pilot air systems activities, has enabled the Company to broaden the scope of its DLO support activities to the UK land sector. Further support opportunities have been identified with the potential to deliver further cost savings and improved system availability for our UK customer and to deliver future profitable growth for the benefit of shareholders.

"Financial results have been delivered in line with our plan and further significant steps have been taken to implement the Company's strategy."

BAE Systems continues to provide extensive support in the Kingdom of Saudi Arabia, principally to the Royal Saudi Air Force, building on a relationship spanning several decades. We employ some 4,600 people within the Kingdom on wide-ranging activities including flying training and support for aircraft previously supplied. The Company has recently invested in facilities to enhance in-Kingdom capability for the maintenance and sustainment of capability of in-service aircraft.

In December 2005, the governments of the Kingdom of Saudi Arabia and the UK signed an Understanding Document, intended to establish a greater partnership in modernising the Saudi Arabian armed forces and developing close service-to-service contacts especially through joint training and exercises. Under the terms of the Understanding, the two governments recognise the requirement to provide enhanced capabilities to existing military assets and ensure that they can be supported by local industry. It is also intended that Typhoon aircraft will replace Tornado Air Defence Variant aircraft and other aircraft in service with the Royal Saudi Air Force. The details of these arrangements are confidential.

Support is also now a substantial component of our business in the US. Following the acquisition of United Defense, its marine repair business has been added to the Company's established US Navy and federal systems support activities to form an integrated support solutions business in the US.

Drawing on the depth of experience now residing on both sides of the Atlantic, a cross-company support solutions council has been formed to share best practice.

A number of actions have been taken to rationalise the Company's portfolio of activities in Europe and to manage non-strategic businesses for optimum value.

In March 2005, BAE Systems agreed a reduced involvement in marketing the Gripen combat aircraft and reduced its equity interest in Saab AB from 34.2% to 20.5%.

The AMS joint venture was restructured with BAE Systems acquiring the UK based operations of AMS and Finmeccanica acquiring the Italian operations. In a related transaction BAE Systems sold its UK based sensor systems and electronic warfare avionics activities to Finmeccanica. The agreement includes the deferred sale of a retained 25% interest in the resulting enlarged avionics business, Selex. The wholly owned UK activities of the former AMS business have been combined with BAE Systems' other C4ISR activities to form Integrated System Technologies (Insyte).

The integration of systems into digital networks, or Network Enabled Capability (NEC), is transforming defence capabilities. Insyte is working in partnership with the UK MoD, to deliver transformational capabilities to the UK armed forces through the application of emerging NEC technologies.

The sale of Atlas Elektronik, the naval systems business based in Germany, jointly to ThyssenKrupp and EADS was agreed in December 2005 and is expected to complete in the first half of 2006, subject to regulatory approval.

BAE Systems has valuable interests in the MBDA guided weapons joint venture and Airbus.

MBDA continues to perform well with good order intake. A further step in the consolidation of the European guided weapons industry was achieved with the agreement to integrate fully the German missile business LFK into MBDA.

Airbus produced another strong financial performance despite a continued high level of investment in new product development. Order intake was substantially ahead of plan, benefiting from strength in a number of markets including China, India and the Middle East. Aircraft demand has also been stimulated by the enhanced operating economics of new products such as the A380 and A350 airliners now under development.

In summary, we have had a good year, delivering a strong set of financial results and meeting our overall objectives for 2005.

We are successfully executing our strategy. We have further strengthened our position in the United States, restructured our portfolio of business interests in Europe and, through a combination of factors, we now have a much enhanced outlook for our business in the UK. We are delivering shareholder value by being the premier transatlantic defence and aerospace company.

We are now a very well balanced Company, not overly dependent on any one sector but generating good returns for shareholders from a broad base of operations in the world's key defence and aerospace markets.

BAE Systems is set to deliver good growth and we look forward with confidence to building on our particularly strong performance in 2005 with continued good progress through 2006.

Mike Turner
Chief Executive

22 February 2006

Market overview

Defence

Global defence spending grew by eight percent in 2004 among the fifteen largest military nations.

BAE Systems is heavily reliant upon the levels of funding committed by the domestic governments where the Company's operations are based, principally the US and UK. In addition, export markets are defined and regulated by those governments.

The US represents 45% of the world defence market. It is, and will remain, one of BAE Systems' key markets, offering programme scale and a high level of investment in research and development. Although growth in US defence spending is expected to slow, the Company is well placed to support the US Department of Defense's likely emphasis on force sustainment and affordable transformation.

In the UK, BAE Systems is seeing the benefit from its work over recent years to eliminate inappropriate risk and improve returns from its Programmes business with the UK Ministry of Defence (MoD). The Company has continued to deliver wide-ranging support activities in partnership with the MoD's Defence Logistics Organisation and the armed forces.

The UK customer is undergoing a transformation, driven by the need for greater agility, affordability and more effective technology exploitation. Fundamentally, this transformation is a shift towards integrated capability and managed through-life, to deliver the required military effect.

This evolution is expected to see the scope of industry's role change as the MoD seeks long-term partnering relationships to deliver through-life capability management as indicated in the recently published MoD Defence Industrial Strategy.

Although defence spending in some western European nations is static, the region still offers significant market opportunities for BAE Systems. In particular, countries in central Europe are investing in their armed forces as they move from Warsaw Pact equipment to NATO standard equipment.

The Kingdom of Saudi Arabia is another major market with the Company serving as prime contractor for the UK government-to-government agreement. BAE Systems provides support to the Royal Saudi Air Force, the Kingdom's ground defence infrastructure and naval minehunters.

A number of Asian countries represent growth market opportunities and BAE Systems has a long and growing relationship with India.

In Australia, BAE Systems has continued to build on its position as the Australian Defence Force capability partner of choice in integrated military systems and support contracts.

South Africa is another market which continues to offer opportunity to BAE Systems and where the Company has in-country capability.

Forecast defence budget by major region
(US$ billions in constant 2006 prices)



1,200
900
600
300
0
2000
01
02
03
04
05
06
07
08
09
10
Rest of world
Europe
US

Source: BAE Systems internal analysis

The US represents over 45% of the total forecast global defence spend (including equipment, personnel and operating costs) to 2010.

Aerospace

The market for large commercial jets is forecast to continue to grow on the back of rising passenger travel. Annual revenue passenger kilometres are forecast to grow by approximately 5%[1] through to 2023.

The market in 2005 was particularly buoyant, with strong order intake for larger jet aircraft across the industry.

BAE Systems supports a number of regional aircraft supplied in prior years. The leasing market for these smaller aircraft remains difficult.

[1] Airbus forecast (December 2004)

Group strategy framework

Group Strategy

To create sustainable shareholder value by being the premier transatlantic defence and aerospace company

Group Strategic Objectives

- Embed a high performance culture across the Company
- Win profitable new business and optimise value from our order book
- Grow our export business from a strong transatlantic business base
- Increase US/UK industrial technology sharing
- Optimise our business portfolio

Business Portfolio Actions

Grow our business in the United States	Establish in the UK sustainably profitable through-life businesses in Air, Land and Sea	Grow our global land systems business	Grow our global support, solutions and services businesses	Grow and maximise the value of Airbus	Manage non-strategic businesses for optimal value

Integrated Business Plans

BAE Systems' strategy is to create sustainable shareholder value by being the premier transatlantic defence and aerospace company. This is delivered through Group Strategic Objectives, Business Portfolio Actions and Integrated Business Plans. The five Group Strategic Objectives are owned by the Executive Committee and applied across the Group. The Business Portfolio Actions are championed by relevant Executive Committee members and are delivered either separately or jointly by the businesses. Many of our businesses now support more than one portfolio action to encourage them to work together across business boundaries.

What do we mean when we say "sustainable shareholder value"?

"Shareholder value" means growth in our share price and dividends. "Sustainable" means continually reviewing the portfolio of businesses and building a consistent track record of delivery to our shareholders. It also means continually improving the consistency and quality of application of our best practice processes and the skills of our people to enable us to deliver on our commitments to customers and shareholders.

Why "transatlantic"?

"Transatlantic" relates to our most important markets. It means having a presence in both the UK/Europe and in the US. The US, by a very large margin, is the world's largest defence and aerospace market and the largest investor in technology. This technology investment, as well as the scale of the market, is key to our drive to grow in the US. Our other home markets, Sweden, Saudi Arabia, South Africa and Australia, complement our strong transatlantic base.

Why "defence and aerospace"?

While defence remains our core market, our historically strong presence in the aerospace sector, through our holding in Airbus, is a major contributor to the value of the Company.

Over half of the Company's total sales are now from electronic systems, software and services. Defence platform programmes contribute roughly a quarter and the balance comes from the commercial aerospace market. On both sides of the Atlantic, defence now increasingly includes Homeland Security markets.

The following pages (7 to 13) describe how we are delivering the strategic objectives and actions that underpin the Group strategy.

Developing employees

The 'Developing You' programme is at the heart of the continual training and skills development that BAE Systems provides for employees. In 2005 over 1,350 engineers participated in 'Engineering Developing You', a framework which maps engineering capability to an individual's career aspirations and BAE Systems business needs. 'Developing You' now spans most of the business functions and comprises a bespoke range of training modules, many of which are accredited by leading universities and professional bodies.



Embed a high performance culture across the Company



A high performance culture within BAE Systems will be achieved by ensuring that:

- the Company operates with clear governance
- businesses and employees have clear objectives
- best practices are shared across the Company
- benchmark core processes are consistently applied
- appropriate values and standards are applied

BAE Systems is focused on embedding a high performance culture by consistent application of its core assets of governance, processes and values, and identifying and sharing best practices across the Company.

To help achieve this strategic objective, in 2005 the Company formed the Centre for Performance Excellence (CfPE), which is now playing a key role in accelerating the pace of change to achieve higher levels of performance.

The CfPE is introducing a set of Group-wide measures, so that business data can be monitored in a comparable and transparent way, facilitating assessment of progress towards achieving our Group strategy. In 2006, the CfPE will focus on identifying and sharing best practices, in order to foster performance improvement across the Company.

A further aspect of the high performance culture is driven through Performance Centred Leadership (PCL). This is a leadership and performance management system, introduced in 2002, that establishes a clear link between performance and rewards. It establishes an underpinning competency and behaviour set for business leaders, enabling all leaders to understand what 'high performance' means for them and their teams. The system continues to be extended to a wider set of managers to ensure that the principles of PCL are embedded further throughout the Company.

Consistently delivering good programme execution is what drives customer satisfaction, financial growth, and ultimately returns to shareholders.

Type 45

HMS Daring was launched on 1 February 2006. It is the first of a planned class of up to eight Type 45 destroyers for the Royal Navy, and will be the UK's next generation anti-air warfare destroyer. Daring has been assembled from large pre-outfitted 'megablock' modules, increasing build efficiency and driving down construction man-hours. The division of work between shipyards across the UK, at BAE Systems' facilities at Scotstoun and Govan in Glasgow and VT Shipbuilding in Portsmouth, has pioneered a new way of building complex warships.



Win profitable new business and optimise value from our order book



BAE Systems has had considerable recent success in establishing an appropriate balance of risk and reward in its order book, creating a sound foundation for growth and enabling the Company to focus on winning profitable new business.

BAE Systems is determined to build on its strong market position by continuing to win business with an acceptable balance of risk and return for shareholders. The progress made in this regard, particularly with major UK programmes, will be sustained for future contracting arrangements, including the anticipated production contracts for Nimrod maritime patrol aircraft, Astute submarines and additional Type 45 destroyers.

A key objective is to deliver greater value to shareholders from our order book by applying best practice, tools and processes in a consistently efficient manner throughout the Company.

The Company's programme execution is being achieved by the consistent application of our Lifecycle Management (LCM) process. LCM lies at the heart of the Company's project management. It provides a powerful and flexible process and control environment within which to execute projects. The LCM process considers the whole life of projects from inception to delivery into service and eventual disposal and provides the framework for the application of best practice programme management.

A key enabler to winning new business is establishing a track record of delivering projects on time, to specification and cost.

M777

The M777 is the world's first 155mm howitzer weighing under 10,000lbs and meets requirements for rapid deployment and accurate artillery fire support. It has been designed and developed in both the US and the UK and has been selected by the US Marine Corps and US Army as their next generation medium force weapon. M777 is now in full rate production and units have already been delivered to the US Marine Corps, US Army and Canadian Armed Forces.



Grow our export business from a strong transatlantic business base

Transatlantic markets remain at the core of our strategy given our leading position in the UK/Europe and strong and growing presence in the US. These markets will continue to shape our capabilities and our product and services portfolio and form the basis from which export opportunities can be addressed.

From a strong transatlantic base we shall continue to export to, and work in, markets around the world where we can deliver good shareholder returns. We prioritise key export markets and identify potential products and services which will be better suited to those markets. In addition, the expansion of existing home markets, where our business operations are located, and identification of new ones is a strategic objective for 2006.

The acquisition of United Defense was a key step in our strategy to build BAE Systems' position as the premier transatlantic defence and aerospace company. The Company is now well placed to support the US military's growing emphasis on interoperability, affordable transformation and force sustainment. In particular, the acquisition enables us to address the increasing emphasis on land systems in emerging customer requirements, including the refurbishment, upgrade and long-term support of existing vehicles and equipment.

Following the acquisition of United Defense, we combined our existing land systems activities in the UK, Sweden and South Africa with United Defense to form the Land & Armaments business group.

This created one of the world's leading design, manufacture and support providers of land and armament systems. Less than two years ago, the Company had a small foothold in this sector. BAE Systems is the world's second largest global land systems business, with an annualised turnover in excess of £2bn.

Both organic growth and growth through acquisitions will continue to be pursued in the US.

With its transatlantic foundation BAE Systems is well positioned to grow at the very highest level of technology and capability in the US whilst also delivering value from its strong technology base, capabilities and market position in the UK and its other home markets of Sweden, Saudi Arabia, South Africa and Australia.

F-35 Joint Strike Fighter (JSF)

BAE Systems' JSF involvement includes delivering the System Development and Demonstration phase of the programme involving airframe assemblies and mission systems. The aft fuselage and empennage for each aircraft are being designed, engineered and built at the BAE Systems Samlesbury site in the UK. The JSF will set new standards for assembly precision and pace. Innovative precision machining techniques help ensure that the JSF meets its stealth requirement. Accuracy is achieved through digital design and manufacturing controls pioneered by BAE Systems.



Increase UK/US industrial technology sharing

The US and the UK have a long history of defence industrial cooperation that has provided significant benefits to both countries. BAE Systems has itself played an important role in that transatlantic cooperation and continues to do so, most notably in the M777 howitzer and F-35 Joint Strike Fighter programmes.

The UK government's Defence Industrial Strategy, published on 15 December 2005, made clear "the importance of transatlantic defence industrial cooperation in enabling both UK and US Armed Forces to acquire more effective military capabilities, at better value for money, than would otherwise be the case, and to cooperate together in pursuit of common security objectives". It went on to say "It is in the interest of both governments and of both industries to improve the current situation".

Notwithstanding the strong tradition of cooperation, the constraints imposed by the current US export control regulations (the International Traffic in Arms Regulations) act as a disincentive to maximising the benefits from such cooperation. While it is self-evident that the movement of sensitive information and technology has generally to be controlled, in today's environment of coalition operations it would be to the advantage of both governments and defence industries to allow and, indeed, to encourage freer technology sharing between the UK and the US.

BAE Systems therefore fully supports the UK government's efforts to establish a technology sharing agreement with the US government that will enable government and industry on both sides of the Atlantic to work more effectively together both to enhance interoperability and to facilitate the delivery of systems that our respective armed forces need.

For BAE Systems an improved technology sharing environment would enable our engineers and scientists in the US and the UK to collaborate more effectively, and bring together their collective skills and expertise to the benefit of our two major customers, the UK and US governments, as well as to our shareholders.

Eurosystems

The Eurosystems transaction, completed in April 2005, achieved BAE Systems' and Finmeccanica's mutual goals of securing control and clear management responsibility for their European defence electronics businesses. Following the transaction, BAE Systems formed Integrated System Technologies by combining the capabilities of the former AMS's UK operations and BAE Systems' C4ISR Networked Systems and Solutions business. This business is working in partnership with the UK MoD to identify opportunities to participate in the transformation of the capabilities of the UK armed forces through the application of emerging network enabled capability technologies.



Optimise our business portfolio

To ensure delivery of value to shareholders the Company is focused on determining where appropriate returns can be achieved.

To maximise returns the Company will continue to focus on markets with attractive terms of trade as well as addressing costs, productivity and business performance. To achieve this, businesses operating in markets not considered central to the Company's strategy are managed to maximise their contribution to the Group.

Actions to optimise our business portfolio in 2005 included further restructuring of the Company's activities in Europe and the acquisition of United Defense in the United States.

In Europe, the Eurosystems transaction was completed. This comprised the sale of the UK-based sensor systems and electronic warfare activities of the former Avionics business group and the restructuring of the former AMS joint venture business to exit businesses in Italy and consolidate its UK network enabled capability activities in a wholly-owned UK-based business, Integrated System Technologies.

In March 2005, BAE Systems reduced its interest in Saab AB from 34.2% to 20.5%.

In August 2005, BAE Systems sold Precision Aerostructures, the US based aircraft component machining and fabrication facility.

In December 2005, an agreement for the sale of the Atlas Elektronik business to ThyssenKrupp and EADS was announced.

In January 2006, an agreement for the sale of the UK based Aerostructures business to Spirit AeroSystems Inc. was announced.

The acquisition of United Defense was a key step in our strategy to build BAE Systems' position as the premier transatlantic defence and aerospace company. The Company is now well placed to support the US military's growing emphasis on inter-operability, affordable transformation and force sustainment.

Business portfolio actions







The business portfolio actions are championed by relevant Executive Committee members and are delivered either separately or jointly by the business groups.

Grow our business in the United States

In the summer of 2005, BAE Systems completed the acquisition of United Defense, growing the US business base by $2.6bn in annual sales and 8,000 additional employees. This acquisition established BAE Systems as a major land systems prime contractor with a strong position in support of the US Department of Defense's requirements for force sustainment and affordable transformation. The acquisition provides new opportunities in land vehicle and naval gun programmes. It also broadens our access to platforms, supporting our customers with enhanced solutions including new target acquisition, communications and networked awareness systems, and diversifies our business base with the US Army.

In addition, the existing US business is achieving organic growth across its established businesses with key successes in electronic warfare, tactical communications, intelligence systems, information technology, and customer support.

Establish in the UK sustainably profitable through-life businesses in air, land and sea

Good progress continues to be made across all major platform programmes. In 2005, the financial performance of the Programmes business group benefited both from improved project execution and agreement on the way forward on the Typhoon programme made in December 2004.

In December 2005, the UK MoD published its Defence Industrial Strategy (DIS). This strategy will shape the future of the UK defence industrial base and recognises the need to sustain in the UK the highest system integration skills and capabilities across air, land and sea domains. The DIS also emphasises the importance of a through-life capability approach and envisages long-term partnering agreements within each of the key sectors of air, land and sea. Successful implementation of this strategy will create a positive investment environment. The Company will work closely with the MoD to help them realise the DIS intent.

The enduring requirement for retaining an on-shore, through-life, prime systems integration capability across air, land and sea presents BAE Systems with opportunities to sustain its UK business base.

Grow our global land systems business

Following the successful completion of the acquisition of Alvis in 2004 and United Defense in 2005, BAE Systems has established a major land systems position, with home markets in the US, Sweden, South Africa and the UK. The formation of the Land & Armaments business group in June 2005 brought BAE Systems' existing land systems activities together with those of United Defense, to create a global leader in armoured combat vehicles and armaments.

These integrated capabilities, our position on future programmes and our extensive installed base of legacy systems provides BAE Systems with a platform from which it can develop its global land systems business. We shall capitalise on the reset and modularity priorities of the US Army to restore battle-worn equipment and to convert active and reserve units to standardised expeditionary organisations. The next generation of combat systems will be rapidly deployable, lethal, survivable and networked. We have an integral role in the UK's Future Rapid Effect System programme, the US Army's Future Combat Systems programme and the Swedish SEP future ground systems programmes.

In the UK land support arena the award of the AS90 equipment support contract was an excellent first step as we enter a long-term partnering arrangement with the MoD to support the UK armoured fighting vehicle fleet.





Grow our global support, solutions and services business

In the UK, Customer Solutions & Support (CS&S) has continued the evolution of its successful partnering relationship with the UK Defence Logistics Organisation. This relationship is underpinned by a partnering arrangement which is being refreshed to reflect the drive for through-life capability management as emphasised in the DIS. The CS&S International and Australian businesses continue to implement their growth strategies.

Good progress has been made with the Kingdom of Saudi Arabia, where the Company employs some 4,600 people, in particular with the signing of the government to government Understanding Document in December 2005.

Restructuring in the US led to the creation of the US Customer Solutions organisation, strengthening our position to address emerging support opportunities. The US business is focused primarily in the areas of technology solutions and services, Information Technology (IT), and ship repair. While the US services market is large, it is generally flat, resulting in a very competitive environment. Future growth plans remain centred in the high growth IT market.

BAE Systems is in an excellent position to grow business by assisting customers with defence logistics transformation to increase operational effectiveness.

Grow and maximise the value of Airbus

In addition to its 20% equity interest in Airbus, BAE Systems continues to exercise important management influence on the business. Airbus achieved good growth in 2005. It secured net new orders for 1,055 aircraft in 2005, including firm orders received from China, Kingfisher Airlines, UPS and Virgin Atlantic.

In 2005, Airbus delivered 378 aircraft compared to 320 in 2004. The 2005 total comprised 289 single-aisle A320 family aircraft and 89 wide-body and long-range airliners (essentially A330s and A340s).

In April 2005, the first A380 successfully undertook its maiden flight. The entry into service for the A380 is now expected in late 2006.

Development of the A400M military transport aircraft continues, with the first export order for the aircraft achieved during 2005.

Following approval from its shareholders, EADS and BAE Systems, Airbus formally launched the new long-range A350 airliner in October 2005. Airbus has already received 172 firm orders and commitments.

Manage non-strategic businesses for optimal value

Where a business is operating in a market that is not contributing to achieving our desired long-term strategic positioning it will be managed to optimise value. This could mean focusing on managing for cash or divesting the business. Whatever the chosen action, such businesses will be managed to maximise their contribution to the overall Group performance.

A number of disposal transactions were agreed during 2005.

Electronics, Intelligence & Support

Electronics, Intelligence & Support (EI&S) is headquartered in the US, and is responsible for the former businesses of BAE Systems North America, the group's UK-based displays and inertial systems activities and US marine repair activities. EI&S comprises two businesses, Electronics & Integrated Solutions and Customer Solutions.

During 2005, Electronics, Intelligence & Support achieved EBITA[2] of £324m (2004 £256m) on sales[1] of £3,697m (2004 £3,063m). The business group generated operating cash inflow[3] of £323m (2004 £190m).

Electronics & Integrated Solutions

The Electronics & Integrated Solutions (E&IS) business is a major defence and aerospace electronics business with products and services encompassing:

- Communications, including tactical networking
- Electronic warfare, including electronic protection and information warfare
- Avionics and controls
- Sensors
- Integrated systems

E&IS is an industry leader in a variety of military communications, electronic identification, navigation and guidance systems. The Company has wide technical expertise in C4ISR[6] and C3I[7] systems and is a provider of network centric warfare solutions to command centres, platforms and individual soldiers in the battle space. It has a prominent position integrating communications on the US Army's Future Combat Systems, including provision of an Integrated Global Positioning and Inertial Navigation System for the programme. In 2005 the Company was also selected to provide the new mobile military communications system for the Slovak armed forces.

The Company is a major supplier of integrated avionics systems for military aircraft. Such systems include the electronic countermeasures for the US Air Force's F-22 Raptor and development of the electronic warfare suite for the F-35 Joint Strike Fighter. In 2005 the Company was selected by the US Navy to develop the Tactical Aircraft Directable Infrared Countermeasures system and has been successfully flight testing a related infrared missile countermeasures system for commercial aircraft.

E&IS provides signals and information management solutions for defence and government agencies. Its Diamond Software product family architecture underpins the latest generation of electronic support measures for the UK Shaman communications programme. The Company's radiation hardened computers have guided spacecraft on missions to Mars and to intercept a comet.

As a market leader in advanced information technology, geospatial exploitation software and data production, integration of knowledge-based systems and avionics test equipment, the Company was selected as one of the prime contractors for the US Air Force mission planning consolidation in 2005. Another programme, Gridlock, gives the war fighter distinctive advantages with its 'smart imaging' targeting that rapidly generates accurate target coordinates using still or motion imagery from tactical manned and unmanned platforms.

Capabilities in vehicle management, human-machine interface, precision guidance and power systems provide improved operational safety and enhanced mission effectiveness. Contract awards in 2005 included the digital electronic engine controls for the GE T700 engine that will make BAE Systems the leader in the army helicopter segment.

BAE Systems also provides the HybriDrive propulsion system, used on commercial buses, which improves fuel economy by 35% and dramatically reduces emissions. Five hundred systems for operation in New York City were ordered in 2005. In a related technology, the US Office of Naval Research selected BAE Systems to develop an on-board power system for the Marine Corps' High-Mobility Multipurpose Wheeled Vehicle (the Humvee).

Electronics, Intelligence & Support – Summary

Financial highlights

- Organic sales growth of 6% over 2004
- Return on sales improved to 8.8%
- Good conversion of EBITA[2] to operating cash flow
- Order book growth

	2005	2004[5]
Sales[1]	**£3,697m**	£3,063m
EBITA[2]	**£324m**	£256m
Cash inflow[3]	**£323m**	£190m
Number of employees[1]	**32,900**	30,000
Order book[1]	**£3.5bn**	£3.1bn

Share of Group sales[4]


23%

Share of Group EBITA[2]


27%

Key points

- Sustained leadership positions in electronic warfare and military communications – secured US Air Force mission planning contract
- Acquisition of largest US non-nuclear ship repair business
- Successful integration of 2004 acquisitions
- Successful flight test of infrared missile countermeasures system for commercial airliners

Advanced Airborne Systems

BAE Systems designs, develops and manufactures a wide range of electronic systems and subsystems for both military and commercial applications. The Electronics & Integrated Solutions business develops advanced airborne systems, including the electronic warfare suites for the F-35 Joint Strike Fighter (JSF), F-22 Raptor and other air platforms. In July 2005, BAE Systems successfully completed the first flight test of its F-35 electronic warfare (EW) suite.

The tests were funded internally and outside of the JSF programme flight test schedule in order to evaluate potential cost savings and performance improvement options. To date, the EW system continues to exceed all contract performance metrics within the System Design and Development phase.



The Company is a supplier of state-of-the-art infrared, millimetre-wave, and laser technologies for missile seekers, guided munitions, and target designators. It is upgrading the technology for the Theater High Altitude Area Defense (THAD)seeker for Lockheed Martin. In an important entry point to the $1bn military thermal imaging market, the Company is producing the new thermal weapons sights to equip the US Army and Marine Corps, and is to manufacture the TIM1500 thermal imaging module for the US Army's Stryker armoured vehicle.

In 2005, BAE Systems won the US Air Force's key Design and Engineering Support Program II, leveraging expertise in aircraft modifications and operations.

The business operates two technology organisations focused on enhancing its technology base, Advanced Systems and Technology and the Center for Transformation.

Advanced Systems and Technology identifies strategic technology needs and delivers that technology in four major domains: Sensors and Signal Processing; Radio Frequency; Electro-Optical and Infrared; and Networking and Information Processing. Major customers include the US Defense Advanced Research Projects Agency and other government laboratories, with research and development programmes ranging from multi-functional low-observable antenna systems to high performance scalable signal processing technologies, mixed-signal (digital, RF and optical) devices, and advanced sensors.

The Center for Transformation focuses on development of advanced programmes and concepts in the C4ISR[6] domain and deploys leading-edge technology solutions to solve time-critical problems.

Customer Solutions

Customer Solutions comprises three business units:

- BAE Systems Information Technology (IT)
- Technology Solutions and Services (TSS)
- BAE Systems Ship Repair

IT capabilities include enterprise-wide managed IT operations, mission-critical performance and information analysis and assured delivery. TSS provides services including system engineering and technical assistance, system and sub-system integration and operations and maintenance. Ship Repair provides non-nuclear ship repair, conversion and modernisation, principally in the home ports of the US Navy.

The business provides a broad range of services in the areas of systems integration, systems engineering and technical assistance, operations and maintenance and logistics. It also develops communications systems and precision tracking radars, is one of the largest suppliers to the US Navy, is a leader in air and missile defence systems and is one of the world's largest manufacturers of explosives. It also includes the US's leading non-nuclear ship repair company.

During 2005, the major projects for the US government included a blanket purchase agreement for the supply of information technology support and services, a cost-plus award fee/level of effort contract for operations, and maintenance support for IT systems. Combined annual sales for these are estimated at $94m.

TSS provides professional engineering services to the NAVSEA DDG51 Shipbuilding Program Office under a $863m contract which will run until 2015. It also handles the SETAC contract, for which the primary customer is the Army Space and Missile Defense Command. The full year sales for SETAC are $90m.

Ship Repair has continued to support the US Navy repairs, alterations and continuous repair work on Landing Platform Dock/Landing Ship Dock (LPD/LSD) class vessels in San Diego, as well as similar LSD Multi-Ship Multi-Option in Norfolk, Virginia.

Looking forward

Defence spending in the US continues to be robust for the near term, however fiscal pressures may make the budget environment more challenging in subsequent years. Customers will need to balance priorities to equip effectively the current fighting force, whilst developing capabilities to transform the future force.

EI&S was reorganised in 2005 to enable it to compete more effectively. The business group can now leverage a breadth of capability in critical domains, whilst rapidly aligning technologies and resources to those sub-segments of the market which are likely to see higher than market growth.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards
[6] Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance
[7] Command, Control, Communications and Intelligence

Land & Armaments

The Land & Armaments business group, headquartered in the US, is a global leader in the design, development, production and service support of armoured combat vehicles, major and minor calibre naval guns, missile launchers, canisters, artillery systems and intelligent munitions.

During 2005, Land & Armaments achieved EBITA[2] of £42m (2004 £(8)m) on sales[1] of £1,270m (2004 £482m), and generated an operating cash inflow[3] of £168m (2004 £60m).

This group was established in June 2005 from the newly acquired United Defense and the existing Land Systems (formed by the integration of RO Defence and Alvis in 2004). This global business has operations in the US, UK, South Africa and Sweden, with markets in more than two dozen countries.

The Land & Armaments business is shaped by the contracts awarded for its products by primarily the governments of the US, the UK and Sweden. The success of the business results from its history of securing key government contracts and the ability to satisfy customer needs in its various home and export markets. In the US, the Army's requirement to restore its current systems to combat-ready condition following extensive operational use and to upgrade and remanufacture to the most advanced configurations is the subject of one of the largest ongoing programmes being undertaken by the group.

Land

Contract awards on current systems have been exceptional. Most noteworthy were the orders in 2005 worth some $1.5bn for the refurbishment and upgrade of Bradley and M113 fighting vehicles, demonstrating the value and potential of the United Defense acquisition. Other contracts on current systems included the remanufacture and upgrade of 59 M88A2 HERCULES Improved Recovery Vehicles.

The M777 lightweight 155mm howitzer, 495 of which were ordered for the US Marines and US Army in 2005, has now expanded its market with the first delivery of guns to the Canadian Department of National Defense.

In addition to mine protection, current survivability programmes include an armouring programme of M113 personnel carriers in Iraq, the manufacture and installation of Transparent Armour Gun Shield kits for Humvees, trucks, M2 Bradleys, M1 Abrams and add-on armour for the Stryker.

In the area of development, Land & Armaments is well positioned for key future forces programmes including the Future Combat Systems (FCS) programme for the US Army, Future Rapid Effect System programme for the UK and the Swedish Modular Armoured Tactical System.

Land & Armaments continues to make substantial progress on the development and maturation of the Non-Line-of-Sight-Cannon (NLOS-C), the lead system of the US Army's FCS manned ground vehicles. In 2005, company engineers and the Army completed functional and preliminary design reviews. The NLOS-C remains on track to deliver prototypes in 2008 and achieve system fielding in 2010.

Other contract wins and ongoing development programmes related to Manned Ground Vehicles for the US Army's FCS include the Integrated Army Active Protection System and the common Traction Drive Subsystem for all FCS manned ground vehicles.

The group secured two key contracts in robotic systems – the acceleration of the FCS Armed Robotic Vehicle (ARV), together with Carnegie Mellon University, and the US Marine Corps' Gladiator Tactical Unmanned Ground Vehicle. It also showed its own internally-developed Armed Robotic Demonstrator at the annual meeting of the Association of the US Army.

In the UK, the award of the AS90 Equipment Support Contract followed by the contract to upgrade 500 of the British Army's FV430 tracked vehicles, are key enablers in

Land & Armaments – Summary

Financial highlights

- Sales of £625m from acquired United Defense business
- EBITA[2] stated after UK rationalisation charge of £24m
- Cash flow benefits from advance payments secured
- Order book growth

	2005	2004[5]
Sales[1]	**£1,270m**	£482m
EBITA[2]	**£42m**	£(8)m
Underlying EBITA[6]	**£86m**	£(2)m
Cash inflow[3]	**£168m**	£60m
Number of employees[1]	**10,600**	4,800
Order book[1]	**£4.4bn**	£2.2bn

Share of Group sales[4]


8%

Share of Group EBITA[2]


3%

includes six months of United Defense

Key points

- Transatlantic growth with acquisition of United Defense
- Global land systems business established
- Key contracts secured
  – Bradley reset and upgrade
  – Danish CV90, US RG-31, M777
- UK Future Rapid Effect System (FRES) demonstrator award
- UK cost base being addressed

Non-Line-of-Sight-Cannon (NLOS-C)

The fully automated NLOS-C will deliver more firepower with greater effects faster and more accurately than ever before. BAE Systems is proving new capabilities on the fully automated, 38 calibre NLOS-C Concept Technology Demonstrator, which has fired more than 1,900 rounds at Yuma Proving Ground, Arizona. The first NLOS-C Increment 0 prototypes are scheduled for delivery in 2008.

(Artist's impression)



becoming the through-life support and capability provider to the UK armed forces.

In the UK and export markets Trojan, an obstacle-crossing vehicle and Titan, a tank bridgelayer, are both based on Challenger 2. Roll-out of the first production vehicles is scheduled for the first quarter of 2006.

Over the past ten years, some £25m has been invested in developing insensitive munitions technology and in UK production facilities. The first contract was awarded in 2005 by the UK MoD for the manufacture of 105mm improved ammunition for the L18 Light Gun. Subsequent awards have been contracts to qualify 155mm ammunition for the L15 and L21 and 4.5" improved ammunition.

The premium that militaries are placing on accuracy and precision in both area and point target fires has raised the importance of intelligent munitions for artillery and mortar systems. Land & Armaments has a leading role in the accelerated fielding of Excalibur to US and Canadian forces in Iraq and Afghanistan. BONUS, a sensor fused 155mm munition fielded in Sweden and France, is being evaluated by the US and UK.

BAE Systems' operations in Sweden continue their strong presence in the northern European armoured fighting vehicles market with further orders for the CV90. The newest customer, Denmark, brings to six the number of European countries fielding this highly successful infantry fighting vehicle.

The growing international need for mine-protected vehicles has generated orders for the four-wheeled RG-31 from South Africa including the sale of 148 vehicles to the US with further exports to Canada and the United Arab Emirates under contract.

Naval

One immediate benefit of the United Defense acquisition for BAE Systems was the opportunity to meet the US Navy's urgent need for a superior medium-calibre gun and ammunition for the DD(X) next-generation destroyer and the Coast Guard's Deepwater modernisation programme. Both have selected the Land & Armaments' 57mm Mk 110 as a close-in gun system for the DD(X) and as the main battery for the Maritime Security Cutter Large. Partnering with Northrop Grumman Ship Systems, the first Mk 110 will be delivered in December 2006. The weapon system is also baselined on both the General Dynamics and Lockheed Martin designs for the Littoral Combat Ship for the US Navy.

Development of the 155mm Advanced Gun System (AGS) and the Long Range Land Attack Projectile (LRLAP) for the US Navy continues to support Navy and Marine Corps expeditionary and joint operations forces engaged near the coastline and deep inland. The AGS will be capable of a maximum sustained firing rate of 10 rounds per minute at ranges of up to 60 nautical miles with an objective of being able to reach targets beyond 80 nautical miles. In 2005, the engineering development models successfully demonstrated the key requirements to support the DD(X) ship design. Tests have already established the propulsion approach for the LRLAP needed to meet the challenging range targets.

In addition to key new gun systems, BAE Systems is designing and testing a new Vertical Launching System (VLS), Mk 57. This next generation VLS will provide capabilities for the DD(X) ship to launch a wide range of missile designs.

Looking forward

Land & Armaments is expected to contribute growth in 2006 driven largely by the ongoing requirements in the US to both reset and upgrade the Bradley family of vehicles. Reset is the need to repair vehicles to return them to a fully operational condition as a result of wear incurred by sustained military operations. Upgrade activity is enhancing the vehicles' mobility, lethality and survivability to support effectively the US Army as it drives to deploy a modular force.

In the UK, there will be continued emphasis on improving profitability and establishing a role on the Future Rapid Effect System programme. The businesses in both Sweden and South Africa continue to perform well in both home markets and in securing export opportunities.

In the longer term, progress on the US Army's Future Combat Systems programme, where BAE Systems has a major role for both manned and unmanned vehicles, will be a major sensitivity for the business.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards
[6] earnings before amortisation and impairment of intangible assets, uplift on acquired inventories, finance costs and taxation expense

Programmes



The Astute class submarine.
(Artist's impression)

The Programmes business group is a major contributor to the defence of the UK, with the MoD its principal customer. The business group comprises the Company's air systems, naval ships and submarines activities together with the Company's participation in the UK's Future Carrier (CVF) programme.

During 2005, Programmes achieved EBITA[2] of £133m (2004 £10m) on sales[1] of £2,819m (2004 £2,219m), and generated an operating cash inflow[3] of £285m (2004 £442m).

Air Systems

The principal Air Systems programmes are:

Typhoon

The introduction of the Typhoon to the Royal Air Force (RAF) was successfully implemented under the Case White initial support arrangement. The contracted flying hours were completed ahead of schedule, and the first two RAF squadrons have now been deployed to their operational base at RAF Coningsby. A total of 74 aircraft have been accepted by the air forces of the four partner nations for deployment to operational and training squadrons across Europe. Discussions are underway regarding further development to enhance the capability of the aircraft. In addition to the sale of 18 aircraft to Austria, further export possibilities are being pursued.

Hawk

The Hawk Advanced Jet Trainer (AJT) development programme made good progress during 2005, with a successful maiden flight for the first RAF Mk 128 in July, two months ahead of schedule. A production order is expected in 2006. Export contracts for Bahrain, South Africa and India were progressed during the year.

Programmes – Summary

Financial highlights

- Sales growth of 27% over 2004
- Margin recovery to 4.7% including £30m benefit from risk retirement on Typhoon
- Margin constrained
  - No contribution from Astute and Nimrod sales
  - No margin traded on Type 45 with programme at an early stage
- Good cash performance

	2005	2004[5]
Sales[1]	**£2,819m**	£2,219m
EBITA[2]	**£133m**	£10m
Cash inflow[3]	**£285m**	£442m
Number of employees[1]	**16,200**	15,700
Order book[1]	**£12.3bn**	£13.0bn

Share of Group sales[4]


18%

Share of Group EBITA[2]


11%

Key points

- 37 Typhoon aircraft delivered in the year (12 to UK RAF)
- First flight of UK Hawk Advanced Jet Trainer aircraft achieved early
- Successful delivery of F-35 JSF airframe assemblies
- Type 45 first of class launched in February 2006.
- Landing Ship Dock (Auxiliary) first ship delivered

Astute

Demanding targets and a modular build strategy have combined during 2005 to achieve the accelerating production schedule for the Astute submarine project. Recognition of the challenges of commissioning a first-of-class submarine has driven high achievement in the build and integration stages to de-risk the programmed delivery date of August 2008.



Nimrod MRA4
Nimrod passed a number of key milestones in 2005, and the development fleet of three aircraft continues its extensive flight testing programme. Design and development continues to meet the targets to support the production bid, which was submitted in July, and to serve as the technical baseline for future work.

F-35 Joint Strike Fighter (JSF)
Air Systems is partnered with Lockheed Martin and Northrop Grumman on the JSF programme, with responsibility for the design and manufacture of the rear fuselage and empennage. Work progressed on the system development and demonstration contract, with the successful delivery of the first rear fuselage and empennage to Lockheed Martin. The first conventional takeoff and landing flight is planned for 2006. Activity has also continued in preparation for the bid for the first JSF production contract, with the contract award expected in 2007.

Unmanned Air Vehicles (UAVs)
In July 2005, the MoD formed the Strategic UAVs (Experiment) integrated project team. This will assemble evidence to allow the UK to make informed decisions about the potential role of UAVs in future force mixes. BAE Systems has been selected as prime contractor, and has received a series of contracts for de-risking work.

Naval Ships and Submarines

The principal Naval Ships and Submarine programmes are:

Type 45
The Company is the prime contractor and design authority for the Type 45 destroyer, which will be the largest and most powerful anti-air warfare destroyer ever deployed by the Royal Navy. Of a projected eight ships, six are under contract of which the first, HMS Daring, was launched in February 2006. Build on ships 2 and 3 is progressing well, with anticipated build efficiencies already being achieved between first and second of class.

LSD(A)
Two Landing Ship Dock (Auxiliaries) for the Royal Fleet Auxiliary (RFA) are under contract. The first, RFA Mounts Bay, was handed over in December 2005; and RFA Cardigan Bay will be delivered in mid-2006.

OPV
The customer's refusal to accept the three Brunei Offshore Patrol Vessels is now subject to arbitration.

Astute
The Astute programme has achieved milestones on or ahead of schedule throughout the year with closure of the pressure hull now complete. In 2005, every module was shipped ahead of schedule with the main propulsion package shipped 40 days early in June, the command deck module 5 weeks early in November, while shop floor led innovation enabled the bridge fin and casings to be completed 22 weeks early in October 2005. An innovative all-employee bonus scheme has strongly contributed to this performance.

CVF

The CVF project will be executed within an Alliance structure comprising MoD, BAE Systems, VT Group, Babcock, Thales and KBR. Within the Alliance framework, BAE Systems continues to play a significant role in the leadership and execution of the CVF project. The Roles and Responsibilities agreement signed in December 2005 formally appointed BAE Systems to lead the overarching design and integration of the two ships, as well as continuing to lead the mission systems elements of the project. From a shipbuilding perspective, BAE Systems will design and build two of the four major blocks at both its facilities in Glasgow and in Barrow.

The MoD has approved a further £300m for the next phase (Demonstration Phase Contract) which will fund the Alliance for a further 18 months for continued design evolution and procurement of long-lead materials.

Looking forward

The future of Programmes is closely linked to the future requirements of the UK's armed forces as well as its ability to generate profitable export business.

For Air Systems the outlook is for reduced sizes of aircraft fleets, leading to increasing levels of weapons system upgrades, as customers seek to incorporate technological improvements into existing platforms. There is continued demand for training aircraft offering improved cost effectiveness and the ability to train operators for the latest combat aircraft. In the UK this need is being addressed by the advanced mission training capabilities of the Hawk Mk128. There is increased interest in the potential of UAVs.

In the naval domain, the CVF programme and the longer term Military Afloat Reach and Sustainability (MARS) programme to replace the RFA fleet with new ships by 2020 offer encouraging growth prospects. BAE Systems is a key participant in the UK government's Maritime Industrial Strategy review.

In the medium to longer term, growth prospects are dependent on anticipated higher activity, as UK development programmes move to production, and the potential for Hawk, Typhoon and naval ships exports.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards

Customer Solutions & Support



Delivering upgraded ex-Royal Navy Type 22 frigates for Romania.

The Customer Solutions & Support (CS&S) business group provides support solutions for current and future requirements. It addresses the trend within armed forces to work more closely with industry to optimise their military capability in the most effective manner. Key capabilities include the integration and delivery of effective supply chain and logistics management, spares, maintenance, repair and overhaul, capability upgrade, technical information services, facilities management and manpower services. CS&S is the prime contractor on the Al Yamamah programme.

During 2005, CS&S achieved EBITA[2] of £419m (2004 £497m) on sales[1] of £2,923m (2004 £2,856m), and generated an operating cash inflow[3] of £850m (2004 £1,102m).

As previously indicated, margins have been reduced within the Al Yamamah support operations as the programme embraces greater indigenous Saudi content in repair and overhaul work.

BAE Systems has a major presence in Saudi Arabia, as prime contractor for the UK's largest export contract. The contract includes the provision of aircraft and associated hardware, radar and communications support, manpower training and infrastructure for the Royal Saudi Air Force. The business group employs some 4,600 people in the Kingdom of Saudi Arabia, of whom more than half are Saudi nationals. Performance on the programme in Saudi Arabia remains on plan. The Company continues to develop a greater indigenous presence in Saudi Arabia and has made a number of investments in offset companies. The security of our employees is the highest of our priorities and a significant investment is being made in new residential facilities and increased security measures.

Customer Solutions & Support – Summary

Financial highlights

- Sales growth of 2% over 2004 (18% from non-Al Yamamah activity)
- EBITA[2] lower on reduced contribution from Al Yamamah support programme
- Cash flow benefits from programme debt reduction
- Order book growth

	2005	2004[5]
Sales[1]	**£2,923m**	£2,856m
EBITA[2]	**£419m**	£497m
Cash inflow[3]	**£850m**	£1,102m
Number of employees[1]	**14,300**	13,800
Order book[1]	**£5.0bn**	£4.6bn

Share of Group sales[4]


18%

Share of Group EBITA[2]


35%

Key points

- Delivery of Saudi strategy on track
  - Compound construction
  - Saudi joint venture company formed
  - Increasing employment of Saudi nationals
- Government to government Understanding Document signed on Saudi armed forces modernisation
- Delivery of UK partnered support growth strategy
- Improved performance from Australian business

Saudi Arabia

BAE Systems is providing a comprehensive defence package to Saudi Arabia under the long-running Al Yamamah contract and CS&S has played a key role in providing training for local people. The proportion of Saudi nationals now working on the contract has exceeded 50% – an important objective for the Saudi government.



In the UK, CS&S has continued the evolution of its successful partnering relationship with the UK Defence Logistics Organisation (DLO) during 2005. This relationship is underpinned by a partnering arrangement which is being refreshed to reflect the drive for through-life capability management as emphasised in the UK's Defence Industrial Strategy.

Key highlights in the air domain include securing major orders on VC10, Harrier, a major third-party support contract on E3D Sentry and Tornado.

A joint DLO/BAE Systems team gained MoD approval in November for the next phase of Tornado support to deliver increased availability and operational flexibility at much reduced cost. This ATTAC programme (Availability Transformation: Tornado Aircraft Contract) will integrate all non-engine Tornado support and upgrade activity into one incentivised arrangement.

In the Naval domain, BAE Systems secured the sale of three ex-Royal Navy frigates to Chile. This follows the successful reactivation and upgrade of the two Type 22 frigates for Romania completed on schedule in April 2005.

In addition, the naval joint ventures continue to perform strongly. BAE Systems has 50% interests in Fleet Support Limited and Flagship Training Limited. These support and services joint ventures form an integral part of the CS&S strategy. Flagship Training Limited, which manages the Royal Navy training establishments and markets their courses to overseas customers, has had another strong year. Fleet Support Limited also continued to perform well underpinned by the partnering agreement at the UK's Portsmouth naval base.

CS&S continues to develop a coherent information and logistics infrastructure in support of both new and in-service systems. Trilogi, a web-based documentation system jointly developed by BAE Systems and the DLO, has now been selected for more than 20 UK MoD programmes and the F-35 Joint Strike Fighter (JSF).

In July 2005, the MoD announced that Defence Logistic Solutions (DLS), in which BAE Systems was a partner, was unsuccessful in the bid for the Future Defence Supply Chain initiative.

BAE Systems' Australian business has made considerable progress in realising its strategy of becoming the Australian Defence Force's capability partner of choice in integrated military systems and support solutions. An important milestone is agreeing the wider industrial participation with Boeing on the Wedgetail programme and with Lockheed Martin on JSF.

Looking forward

CS&S will continue to work closely with the UK Defence Logistics Organisation to provide smarter, more integrated, support solutions on customer bases. Good progress is being made on the future support model for the UK Tornado aircraft. Opportunities for similar support arrangements exist on other UK platforms.

Looking forward, CS&S will continue to work to sustain a long-term presence in Saudi Arabia, delivering on our commitments on current support contracts and developing new business following the signing of the Understanding Document in December 2005, between the governments of the Kingdom of Saudi Arabia and the UK.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards

Integrated Systems & Partnerships

Integrated Systems & Partnerships is a portfolio of high-technology defence systems businesses comprising the wholly-owned Integrated System Technologies, Underwater Systems, and Atlas Elektronik, together with a 37.5% interest in the pan-European MBDA joint venture, a 20.5% interest in Saab of Sweden and a 50% interest in the Gripen International joint venture.

The Integrated Systems & Partnerships business group generated EBITA[2] of £109m (2004 £95m) on sales[1] of £1,834m (2004 £2,022m). There was an operating cash inflow[3] of £17m (2004 £59m).

A significant restructuring of the Company's portfolio of European defence systems business interests was accomplished in 2005.

The Eurosystems transaction, which was completed in April 2005, restructured the AMS joint venture with the UK based defence systems activities being retained by BAE Systems and with Finmeccanica retaining the Italian based activities.

As part of this transaction the electronic warfare systems and sensor systems activities of the former UK based avionics business group were sold to Finmeccanica.

The Eurosystems transaction realised a net cash inflow of £402m in 2005 with a further £268m receivable subject to a put option exercisable by BAE Systems in the three month period from the beginning of June 2007 and a call option by Finmeccanica at any time to August 2007.

The Group also reduced its equity interest in Saab from 34.2% to 20.5% generating cash of £125m. In a revision to the earlier joint marketing arrangements for the Gripen combat aircraft, Saab has now assumed responsibility for winning new export business.

Integrated System Technologies

The Integrated System Technologies (Insyte) business was formed in May 2005 from the UK based defence system's activities of the AMS joint venture and existing BAE Systems UK based C4ISR[6] activities.

Insyte projects include the full-scale engineering development of the Sampson multi-function radar. A revised timetable has been agreed to address maturity in the systems software, currently impacting the Principal Anti-Air Missile System for the Type 45 destroyer programme.

Insyte has been selected for two key UK transformational technology network enabled capability systems, the Falcon communications infrastructure programme and the Shaman communications electronic support measures system for the Royal Navy.

Insyte also secured the order for the Maritime Composite Training System (MCTS) working as the lead in the SEABRIDGE team, with partners Aerosystems International, EDS, Flagship Training, MDA and Serco. MCTS will provide the Royal Navy with a new shore-based warfare operator training capability that will meet the training needs of the Type 45 destroyer in 2007, and current in-service ships.

The creation of the Insyte business gives BAE Systems a new strength in the integration of high technology systems.

MBDA (37.5%)

2005 saw MBDA's sales increase by 6% to €3.2bn and EBITA[2] grow by 19%. This performance was driven by significant deliveries of the Storm Shadow and Scalp EG precision strike cruise missile to the French and UK customers in addition to first deliveries to the Italian air force. Significant deliveries of the Mica air-to-air missile to both the French air force and export customers also underpinned the sales performance together with the entry into service of the advanced air-launched anti-armour weapon system, Brimstone, to the Royal Air Force.

MBDA's order book of €12.6bn at 31 December 2005 benefited from the award of the design and development phase of the new Medium Extended range Air Defence System (MEADS), which is a mobile ground-to-air missile defence system to provide protection from future air and missile defence threats. MBDA's share of the MEADS order was €512m. Other orders

Integrated Systems & Partnerships – Summary

Financial highlights

- Financial results reflect portfolio restructuring in the year
- EBITA[2] improved by 15% over 2004
- Continued good cash flow

	2005	2004[5]
Sales[1]	**£1,834m**	£2,022m
EBITA[2]	**£109m**	£95m
Cash inflow[3]	**£17m**	£59m
Number of employees[1]	**12,000**	13,900
Order book[1]	**£5.9bn**	£7.0bn

Share of Group sales[4]


12%

Share of Group EBITA[2]


9%

Key points

- Continued restructuring of European business portfolio
  - Eurosystems transaction completed
  - Integrated System Technologies formed
  - Saab stake reduced to 20.5%
  - Atlas Elektronik sale agreed
- Revised Gripen International marketing arrangements with Saab

Maritime Composite Training System (MCTS)

BAE Systems has been awarded a contract to supply the Royal Navy with a new shore-based Warfare Operator Training capability to meet the needs of current in-service surface platforms and the Type 45 Ready for Training later this decade.



in the year included the French contract for the development and production of over 2,000 of the new Mistral RMV air defence missiles for the new FREMM multi-mission frigate programme for which MBDA is the primary combat system partner. Two important export orders, including from India, for the Exocet anti-ship weapon, were also achieved.

MBDA has made good progress on the multi-national Meteor and Aster-PAAMS programmes. Meteor met its key development milestones in the year culminating in flight trials of the missile on the Gripen and Rafale aircraft by the end of December. Key firings were also successfully completed of the Aster 30 missile, an integral part of the PAAMS air defence system for the Royal Navy's new Type 45 destroyers, while the new 180km-range Exocet Block 3 anti-ship weapon commenced qualification.

The acquisition of the German missile company, LFK, was agreed at the end of 2005 and the process to obtain regulatory approval is currently in progress.

Atlas Elektronik

Atlas Elektronik, the Bremen-based naval systems business, had a year of good progress with the completion of trials for the COSYS Malaysia system. Important progress has also been made towards completing the development of the DM2A4 heavyweight torpedo and in successfully concluding the NATO trials for the IMCMS mine counter measures system for the Dutch and Belgian navies. Export orders for DM2A4 contributed to good order intake in the year.

On 30 December, an agreement was entered into for the disposal of Atlas Elektronik jointly to ThyssenKrupp and EADS for a cash consideration of approximately €145m. In addition, pension and related liabilities valued at 31 December 2005 of €96m will remain with Atlas following the sale. In 2005, Atlas Elektronik contributed sales of £216m and EBITA[2] of £10m.

Completion of the sale, which is conditional upon regulatory clearances, is expected to take place in the first half of 2006.

Underwater Systems

The main production order for Sting Ray Mod1, an autonomous electrically-propelled lightweight torpedo, is well underway. The first torpedoes will enter service in 2006. In April 2005, the Company secured an extension to the existing support arrangements for the Spearfish torpedo in a contract worth £58m over three years.

Securing a UK MoD agreement for the upgrade of the Spearfish heavyweight torpedo will be an important feature in determining the future shape of the business.

Saab (20.5%)

2005 has seen a number of important developments in the Saab business. In October, the company's participation in Neuron, a European Unmanned Combat Air Vehicle demonstrator project was effectively confirmed with the Swedish government announcement of its involvement in the programme.

In the same month, Saab signed a provisional contract to supply airborne surveillance systems to Pakistan, with a value of approximately SEK5.5bn (£400m). Important conditions do remain to be met before the contract becomes effective and order intake should be recognised in 2006.

Saab's financial performance for 2005 was affected by difficulties on a contract for the supply of tactical mission systems for 18 Swedish helicopters.

Gripen International (50%)

Gripen International has been responsible for the design and sale of the export variant of the Gripen new generation, multi-role combat aircraft. The aircraft has been ordered by South African, Hungarian and Czech Republic air forces. The first of the aircraft for South Africa flew in November, ahead of schedule. Deliveries of Gripen combat aircraft to the Czech Republic continued as part of a leasing arrangement, with final aircraft deliveries completed in August 2005. Hungary has also ordered 14 Gripen with deliveries commencing in 2006. Both these countries will be the first Gripen operators within NATO. The UK Empire Test Pilots' School is also operating Gripen as an advanced fast jet training platform for test pilots worldwide.

Looking forward

The Integrated Systems & Partnerships businesses are expected to face continued budget pressures in their principal domestic and export markets. The substantial order books and strong positions of the businesses in their respective market sectors are expected to sustain activity over the near term. With a number of development programmes maturing, the MBDA business is expected to progress to a higher proportion of production activity going forward.

Realignment of the business portfolio continues with the completion of the sale of Atlas Elektronik anticipated in the first half of 2006.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards
[6] Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance

Commercial Aerospace



A380 – the world's largest passenger airliner.

The Commercial Aerospace sector comprises the Company's 20% interest in Airbus together with the Aerostructures business and the regional aircraft asset management and support activities.

In 2005, Commercial Aerospace generated EBITA[2] of £179m (2004 £201m) on sales[1] of £3,232m (2004 £2,924m). Airbus contributed EBITA[2] of £273m (2004 £196m) on sales[1] of £3,002m (2004 £2,666m) after charging £227m of development costs (2004 £235m).

The Company's Regional Aircraft business has been impacted by poor lease rates in a weak regional aircraft market and by adjustments to residual value assumptions resulting from airlines operating in the US under Chapter 11 protection. Of the loss for the Regional Aircraft business of £95m in 2005, approximately half arose from airlines moving into Chapter 11.

Airbus generated a strong operating cash inflow[3] of £403m. Cash outflow[3] at Regional Aircraft was £73m.

Airbus

Airbus is the leading supplier of large commercial jets with 378 aircraft delivered in 2005. Airbus offers a comprehensive range of passenger aircraft from 100 seats to over 555 seats in the new A380 long-range airliner.

In addition to commercial jet airliners Airbus produces freighter aircraft and is developing the A400M military transport aircraft.

Good growth in the global market for large commercial jets above 100 seats has continued through 2005. Orders for more than 2,000 aircraft were placed during the year of which Airbus secured a net 1,055 representing 51% of the market. Growth was driven by a combination of factors. Passenger traffic has continued to recover as confidence returned following the terrorist activity in 2001. The market has also benefited from the rise in low-cost carriers, making air travel affordable and accessible to a wider population. Similarly strong growth is underway and expected to continue in certain regional markets, notably China, India and in the Middle East.

In a drive to maximise value from its large order book Airbus continues to reduce costs. A programme, targeting cost reductions across the Airbus business of approximately £1bn between 2003 and the end of 2006, is on track. Manufacturing and supply agreements are being implemented in growth markets, including China, to support growth and further reduce costs.

Commercial Aerospace – Summary

Financial highlights

- Sales growth of 11% over 2004 on 378 aircraft deliveries by Airbus
- EBITA[2] stated after loss of £95m from Regional Aircraft business
- EBITA[2] contribution from Airbus of £273m
- Cash outflow[3] from Regional Aircraft of £73m
- Airbus order book for 2,365 aircraft

	2005	2004[5]
Sales[1]	**£3,232m**	£2,924m
EBITA[2]	**£179m**	£201m
Cash inflow[3]	**£327m**	£226m
Number of employees[1]	**12,500**	12,600
Order book[1]	**£29.5bn**	£20.9bn

Share of Group sales[4]


21%

Share of Group EBITA[2]


15%

Key points

- Strong Airbus order intake
- First flight of A380 long-range airliner
- Airbus cost reduction programme on track
- Airbus new product development programmes underway
- Ongoing losses in Regional Aircraft
- Aerostructures disposal announced

Airbus

2005 was a record year for Airbus across the board surpassing previous numbers on deliveries, order intake and profitability. In terms of orders Airbus continued to outsell its competitors for the fifth consecutive year, whilst continuing to lead in terms of deliveries for the third year in a row.


A320

A number of major new product development programmes are presently underway at Airbus.

A380

When it enters service towards the end of 2006 the A380 will be the world's largest passenger airliner. Typically it will be configured with 555 seats on two full-length passenger decks. The first flight of the A380 took place in April 2005 with two further aircraft joining the flight development programme during the year.

A350

The A350 is the latest addition to the Airbus product range. This 250 seat all-new airliner programme was launched in October 2005 and the aircraft is expected to enter service in 2010. The A350 will make use of a number of technical innovations applied to the A380, such as new materials, to deliver significant enhancements to range and fuel consumption over comparable earlier generation aircraft.

A400M

The A400M is an advanced military transport designed with a load capacity of 37 tons and up to 120 personnel. 180 aircraft are being produced for seven participating nations. The first export contract was secured in 2005 with an order for eight aircraft from South Africa. The first flight of the A400M is planned for the end of 2007, with entry into service scheduled for 2009.

Aerostructures

Aerostructures is a supply chain management and assembly business. It has customer relationships with the major aircraft manufacturers providing airframe components and assemblies for commercial aircraft and business jets. Contracts include assemblies for Airbus commercial aircraft. The Aerostructures business produces the leading and trailing edges for the A380 wing as well as wing structures for the Boeing B777 and B767 and major structures for Raytheon's Hawker 800XP business jet. All product lines met customer requirements in 2005.

In August 2005, BAE Systems sold Precision Aerostructures, its US based aircraft component machining and fabrication facility.

In January 2006, the sale of the UK Aerostructures business to Spirit AeroSystems Inc. was announced, for a cash consideration of £80m. Completion is expected to take place in the first half of 2006. In 2005, Aerostructures contributed sales of £223m and EBITA[2] of £8m.

Regional Aircraft

In 2005, Asset Management, BAE Systems' commercial aircraft leasing team, successfully reached agreements securing over US$240m of income on over 100 aircraft from its Jet/Turboprop portfolio. These included lease deals with SN Brussels for 23 Regional Jets and Eurowings/Air Dolomiti for 11 BAe 146 aircraft. Additionally, the team successfully facilitated a number of airline credit restructurings, securing ongoing income on portfolio aircraft.

Regional Aircraft derives 80% of its support business from spares and logistics sales. An increasing proportion of this activity is provided under power by the hour contracts that now cover over 50% of the regional jet fleet.

Looking forward

The commercial aviation market continues to grow despite the financial fragility of many airlines, exacerbated by high oil prices.

Near-term prospects for Airbus remain good, with a strong order book. Airbus aircraft deliveries are expected to continue to increase, with growth from low cost carriers in the single-aisle market and as airline customers in Asia and the Far East equip with longer-range aircraft.

The regional aircraft market remains difficult and underlying losses in the support business will continue.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] before elimination of intra-group sales
[5] as restated under International Financial Reporting Standards

Results for the year – continuing operations

Sales[1] increased 17% from £13,222m to £15,411m. The growth reflects sales of £789m from the acquired United Defense business together with the benefit of 2004 acquisitions and increased deliveries across the majority of the Group. This was partially offset by the impact of the reduced Saab shareholding.

Return on sales for the Group was maintained at 7.7% (2004 7.7%).

EBITA[2] increased 16% from £1,016m to £1,182m. EBITA[2] has been reduced by rationalisation provisions of £89m and is stated after United Defense acquisition accounting adjustments of £44m. Losses at Regional Aircraft amounted to £95m.

Underlying earnings[3] per share from continuing operations for 2005 increased by 29.3% to 22.5p compared with 2004.

Basic earnings per share in accordance with IAS 33 Earnings per Share, from continuing operations, increased by 28.9% to 18.3p (2004 14.2p).

The Group manages the performance of its businesses primarily on measures of operating cash flow and underlying earnings[3].

Cash inflow from operating activities was £2,099m (2004 £2,350m).

Operating business cash flow was £1,937m (2004 £2,134m). Good conversion of EBITA to operating cash flow was delivered across much of the Group together with the cash benefits of securing advance payments at Land & Armaments and programme debt reduction at Customer Solutions & Support.

Free cash flow, after interest, preference dividends and taxation, was £1,758m (2004 £1,924m).

The net cash outflow on acquisitions and disposals was £1,548m. In addition, net debt acquired on acquisition of subsidiary undertakings was £288m. During the year the Group completed the acquisition of 100% of the issued share capital of United Defense Industries, Inc, in the US, for a total consideration of £2,205m. In addition, the Group completed the Eurosystems disposal transaction resulting in a net cash inflow of £402m. The Eurosystems transaction comprised the sale of a majority holding in BAE Systems Avionics Limited and the whole of the UK communications business, and the dissolution of AMS, the 50/50 joint venture of BAE Systems and Finmeccanica.

Finance costs

Finance costs, including the Group's share of the finance costs of equity accounted investments, were £215m (2004 £176m). The underlying interest charge of £210m (2004 £200m) was increased by a net charge of £5m (2004 net gain £24m) arising from pension accounting, marked-to-market revaluations of financial instruments and foreign currency movements.

The net debt of the Group at 31 December 2005 was £1,277m, an increase of £326m from £951m at the start of the year, after adjusting for IAS 32 and IAS 39. Interest cover based on EBITA[2] decreased from 5.8 times to 5.5 times.

Taxation

The Group's effective tax rate for the year was 29% (2004 32%).

The tax rate in the 2006 financial year is expected to be in line with 2005.

Dividend

The Board is recommending a final dividend of 6.3p per share (2004 5.8p), bringing the total dividend for the year to 10.3p per share (2004 9.5p), an increase of 8.4%. The proposed dividend is covered 2.2 times by earnings[3] from continuing operations (2004 1.8 times).

Exchange rates

The principal exchange rates impacting the Group are as follows:

	2005	2004
£/€ – average	**1.462**	1.474
£/$ – average	**1.819**	1.832
£/€ – year end	**1.455**	1.417
£/$ – year end	**1.718**	1.932

Accounting policies

Detailed guidance on the Group's critical and significant accounting policies can be found in the Annual Report 2005 on our website, www.baesystems.com.

[1] including share of equity accounted investments' sales
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories

Corporate responsibility

Corporate responsibility at BAE Systems

BAE Systems recognises its responsibilities to the people it employs, its customers and suppliers, its shareholders, the wider community and to the environment.

Corporate responsibility (CR) in BAE Systems is about good business practice and continual improvement. We recognise our wide-ranging responsibilities and our CR framework has been developed around key stakeholder interest and feedback, potential risk to our business and the extension, review and improvement of existing practices.

Governance of CR

The board of directors has overall responsibility for governance of CR matters within the Company. Specific responsibility has been assigned to the recently formed Corporate Responsibility Committee. All members of this committee are non-executive directors and comprise Peter Weinberg, Professor Sue Birley, Phil Carroll and Michael Portillo. The committee is responsible for reviewing and monitoring the processes the Company uses to manage social, environmental and ethical risk, as well as assisting the Board in the development of strategy and policy in this area. The committee is supported by the Group Legal Director, Audit Director, Group HR Director and Director of Corporate Responsibility.

The committee met for the first time in 2005 and has agreed several long-term strategic objectives to ensure CR contributes to the sustainability of the Company's performance through ensuring continual improvement of application, communication and evolution of non-financial processes. Further information on these objectives can be found in our full Corporate Responsibility Report.

Performance

In 2005 BAE Systems maintained its leading position in both the Dow Jones Sustainability World Index and the pan European Dow Jones STOXX Sustainability Index. Our total score increased from 68% to 81%, a clear indication of our improved performance in the area of corporate responsibility and sustainability. The score reflects improvements across the three areas of social, economic and environment but the results also highlighted a need to continue to increase transparency on how we manage certain business issues. We are committed to addressing this.

Key issues for our business

It is important that our CR reporting addresses issues that are material to our business and reflect stakeholder concerns. In 2005 we commissioned PricewaterhouseCoopers to provide an independent view of the issues relevant to our CR reporting and an understanding of our CR stakeholders and their key concerns. We will use the findings from this work to focus our CR reporting and drive stakeholder engagement during 2006.

The key areas our stakeholders consider material to our business are anti-bribery and corruption practices, health and safety, government relations and political influence and product responsibility. Additional information on these and other key issues is available in our full Corporate Responsibility Report.

2006 CR objectives

We regularly review and update our CR programmes to ensure we make progress. We set yearly objectives, details of which can be found in our full Corporate Responsibility Report, at both a strategic and operational level. The specific CR objectives agreed for our Chief Executive and his leadership team in 2006 are to:

- resolve 75% of employee grievances in the UK at local level;
- reflect gender diversity on leading university courses in choice of graduate trainees through a focused recruitment plan;
- exceed safety performance commitments made to the UK Health and Safety Executive;
- meet safety, health and environment targets;
- meet standards defined through our internal assurance process; and
- develop, pilot and roll out online ethics training to all employees in the UK and Australia.



Corporate Responsibility Report 2005
Real issues and responsibilities

Full information and supporting data on all our CR activities can be found in our Corporate Responsibility Report or on our website at www.baesystems.com/corporateresponsibility

1 2 3 4 5 6 7



Chairman

1. Dick Olver[3,4]
Appointed Chairman on 1 July 2004. A civil engineer, Dick Olver joined BP in 1973 where he held a variety of senior positions culminating in his appointment to the board of BP p.l.c. as CEO of Exploration and Production in 1998. He was subsequently appointed deputy group chief executive of BP in 2003, stepping down from that position when he assumed the chairmanship of BAE Systems. Dick Olver chairs the Board's Nominations Committee and the Non-Executive Directors' Fees Committee. He is a non-executive director of Reuters Group plc and deputy chairman of TNK-BP and a Fellow of the Royal Academy of Engineering.

Appointed: 2004 Age: 59

Executive directors

2. Mike Turner CBE[4]**,**
Chief Executive
Appointed Chief Executive in 2002, having been a Chief Operating Officer since 1999. He is a member of the shareholder committee of Airbus SAS having formerly been a member of the Airbus Industrie GIE Supervisory Board. He is a non-executive director of The Peninsular and Oriental Steam Navigation Company (P&O) and a former non-executive director of Babcock International Group Plc.

Appointed: 1994 Age: 57

3. Chris Geoghegan,
Chief Operating Officer
Appointed to the Board in 2002 as a Chief Operating Officer. He was formerly responsible for the group's Airbus operations and, in 2000, was appointed Group Managing Director of the Avionics business. He is President of the Society of British Aerospace Companies.

Appointed: 2002 Age: 51

4. Michael Lester[4]**,**
Group Legal Director
Appointed a member of the Board following the BAe/MES merger. Prior to the merger he was a director and vice chairman of The General Electric Company, p.l.c. (GEC). He is a non-executive director of Premier Farnell plc.

Appointed: 1999 Age: 65

5. Steve Mogford,
Chief Operating Officer
Appointed to the Board in 2000 as a Chief Operating Officer, he has held a number of senior positions within the Group including responsibility for the Group's military aircraft operations. He is chairman of the Eurofighter Supervisory Board.

Appointed: 2000 Age: 49

6. Mark Ronald CBE[4]**,**
Chief Operating Officer
Appointed to the Board in 2002 as a Chief Operating Officer. Formerly head of GEC's North American defence business, in 1999 he was appointed President and CEO of BAE Systems North America (now BAE Systems, Inc.). He is a member of the board of governors of the Electronic Industries Association and the board and executive committee of the Aerospace Industries Association.

Appointed: 2002 Age: 64

7. George Rose,
Group Finance Director
Appointed Group Finance Director in 1998, he is a member of the shareholder committee of Airbus SAS. Prior to joining the Company in 1992, he held senior positions in the Rover Group and Leyland DAF. He is a non-executive director of Saab AB and National Grid Transco plc, and a member of the Financial Reporting Review Panel.

Appointed: 1998 Age: 53

8 9 10 11 12 13 14 15



Non-executive directors

8. Professor Sue Birley[2,5]
Formerly Professor of Entrepreneurship at Imperial College, University of London, and has held a number of academic posts at INSEAD, London Business School and Cranfield Institute of Technology. She was formerly a non-executive director of National Westminster Bank plc. Professor Birley chairs the Board's Remuneration Committee.

Appointed: 2000 Age: 62

9. Phil Carroll[2,3]
Appointed to the Board in 2005, Phil Carroll is a former chairman and chief executive of Fluor Corporation and a former president and chief executive of Shell Oil Company Inc. He was appointed by the US Department of Defense in 2003 to serve as the first Senior Adviser to the Iraqi Ministry of Oil. He is a former non-executive director of Scottish Power plc.

Appointed: 2005 Age: 68

10. Dr Ulrich Cartellieri[1]
Ulrich Cartellieri served as a member of the Managing and subsequently the Supervisory Board of Deutsche Bank AG for over 20 years until 2004. Until recently he was also a member of the International Advisory Committee of the Federal Reserve Bank of New York and is currently a director of Robert Bosch GmbH. He is a former chairman of Karstadt AG and a former deputy chairman of Siemens AG.

Appointed: 1999 Age: 68

11. Michael Hartnall[1]
Formerly finance director of Rexam plc, prior to which he held senior positions with a number of manufacturing companies. He is also a non-executive director of Lonmin plc and a former non-executive director of Elementis plc. Michael Hartnall chairs the Board's Audit Committee. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed: 2003 Age: 63

12. Sir Peter Mason KBE[1,3]
Chief executive of AMEC plc. Prior to joining AMEC plc in 1996, he served as an executive director of BICC plc, chairman and chief executive of Balfour Beatty Limited and chief executive of Norwest Holst Group PLC. Sir Peter Mason has been nominated the Board's Senior Independent Director.

Appointed: 2003 Age: 59

13. Rt Hon Michael Portillo[1,2]
A cabinet minister in the 1990s, Michael Portillo was successively Chief Secretary to the Treasury, Secretary of State for Employment, and Secretary of State for Defence. He entered Parliament in 1984 and was admitted to the Privy Council in 1992, stepping down as a Member of Parliament in 2005 to pursue a career in broadcasting and the media.

Appointed: 2002 Age: 52

14. Roberto Quarta[1,5]
Appointed to the Board in 2005, Roberto Quarta is chairman (and was formerly chief executive) of BBA Group plc and, as a partner of the private equity firm Clayton, Dubilier & Rice, also serves as chairman of Rexel SA and Italtel. He was previously an executive director of BTR plc and a non-executive director of PowerGen plc and Equant NV.

Appointed: 2005 Age: 56

15. Peter Weinberg[2,5]
Appointed to the Board in 2005, Peter Weinberg was previously chief executive officer of Goldman Sachs International and co-head of the Partnership Committee, and prior to that was co-head of the Global Investment Banking Division. He joined Goldman Sachs in 1988 and became a partner in 1992. Peter Weinberg chairs the Board's Corporate Responsibility Committee.

Appointed: 2005 Age: 48

Each of the eight non-executive directors listed above is considered to be independent for the purposes of the Combined Code on Corporate Governance.

Company Secretary

David Parkes

1 member of the Audit Committee
2 member of the Corporate Responsibility Committee
3 member of the Nominations Committee
4 member of the Non-Executive Directors' Fees Committee
5 member of the Remuneration Committee

Combined Code compliance

As required by the UK's Combined Code on Corporate Governance (the 'Combined Code') all companies that have a stock market listing in the UK are required to make disclosures in relation to corporate governance.

The Board has considered the Company's compliance with the provisions of the Combined Code and confirms that in the period since 16 June 2005 to the date of this report it was compliant with all provisions. Prior to this date it believes that it was compliant with all provisions with the exception of provision A.3.2. This provision requires that at least half of the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent.

Summarised remuneration report

The Remuneration Committee

The Board has delegated to the Remuneration Committee ('the Committee') responsibility for remuneration policy and determining the specific packages for the Chairman and the executive directors; the Committee also agrees the framework for the remuneration of certain other members of the executive management team. The Committee's terms of reference conform with the requirements of the Combined Code, and can be found on the Company's website or obtained from the Company Secretary.

Remuneration principles

The Committee's remuneration strategy is to provide a remuneration package that:

- helps attract, retain and motivate the highest calibre executives;
- is aligned to shareholders' interests to create sustainable long-term shareholder value;
- is competitive against the appropriate market, providing median reward for median performance and upper quartile reward for upper quartile performance;
- encourages and supports a high performance culture whilst providing a balance between fixed and variable reward; and
- is fair and transparent and can be applied consistently throughout the Group.

Executive remuneration review 2005

The Remuneration Committee undertook a formal review of executive remuneration policy in 2005 and subsequently undertook a consultation with major shareholders. As a result of this process, the following changes have been made to remuneration policy:

(i) Chief Executive's remuneration

The remuneration review concluded that the remuneration structure for the executive directors remained appropriate and generally in line with the market with the exception of the remuneration of the Chief Executive, whose salary was shown to be below market and for whom the bonus potential and long-term incentives were significantly below market. Given the Chief Executive's time in the role, his performance and the performance of the Group, the Committee agreed the following improvements to the Chief Executive's package for 2006:

- **Base salary:** increased to £870,000 with effect from 1 January 2006;
- **Bonus potential:** increased to 150% of base salary but with one third of his bonus to be compulsorily deferred into the new Share Matching Plan (see below);
- **Long-term incentives:** a 50% increase in the annual awards of share options and performance shares to 225% of base salary in share options and 150% of base salary in performance shares. These increases in annual awards will give a total combined expected value of long-term incentives (including the new Share Matching Plan) of around 150% of base salary.

These enhancements will position the Chief Executive's overall reward package in line with the market median.

(ii) Executive Share Schemes

Subject to formal shareholder approval in May 2006, the Restricted Share Plan (referred to on page 31) will be replaced by a Share Matching Plan (SMP) and will have performance conditions attached to the vesting of matching shares. The current Performance Share Plan (PSP) will be replaced by a similar PSP, also subject to formal shareholder approval in May 2006. Further details of the new SMP and PSP are included in the AGM Notice of Meeting accompanying this Review.

(iii) UK executive pension arrangements

In a separate exercise from the remuneration review, the Committee has concluded its review of UK executive pension arrangements in view of the new tax rules which come into effect from April 2006. These new tax rules introduce the concept of a 'Lifetime Allowance', i.e. the maximum amount of pension savings that can benefit from tax relief. The Company will not compensate individuals, including directors, for the tax changes; instead it will offer choices that are broadly cost neutral to the Company but which may better suit the needs of the individuals affected.

Remuneration policy

The Committee's executive remuneration policy continues to be to set basic salaries at median competitive levels whilst seeking to reward upper quartile performance with potential upper quartile remuneration through the use of bonus schemes and share-based incentives. The Committee intends to continue with the executive remuneration policy as detailed in this report in 2006 and subsequent years, and will continue to consult on material changes with principal shareholders.

Remuneration of executive directors consists typically of basic salary, a bonus based on annual performance, participation in employee share schemes and retirement benefits. The Committee reviews the split between basic salary and the performance related elements of remuneration each year in order to incentivise properly executive directors, and believes that a significant proportion of remuneration should be based on schemes that encourage them to perform at the highest level. Through this arrangement, it is possible for those individuals who contribute to sustained high levels of company performance to receive at least a similar level of reward from variable compensation to that received from fixed compensation. At median performance, variable remuneration represents approximately 50% of the remuneration package as shown in the chart below:

Target performance (median)


Salary 32%
Pension 20%
Bonus 16%
Long-term incentive rewards 32%

The package of the Chief Executive is more highly geared with almost 60% of the remuneration being performance related.

At upper quartile performance variable remuneration represents significantly more than 50% of the total package.

Basic salary
Executive directors' salaries are reviewed each year by the Committee and adjusted to reflect performance and the competitiveness of salaries relative to the market. Information on the market for comparable management positions is obtained from independent sources and is provided to the Committee so that it can form a view as to where to position basic salaries and benefits relative to comparable companies.

The methodology used is to construct appropriate comparator groups for the individual positions taking account of company size, scale of operations and breadth of role. As there is no readily available market data for the Group Legal Director, the Committee has used the data for the other executive director roles as a guide to position his package. The median and upper quartile positions are then analysed for base salary, total cash reward (base salary plus annual bonus), total direct reward (total cash reward plus long-term incentives) and total reward including pension. This gives the Committee a view on the competitiveness of the individual elements as well as the package as a whole. The Committee also reviews the trends in the elements of remuneration to ensure that the structure of the package stays in line with market practice, and also takes account of the performance of the individual, the Company as a whole and the pay and conditions of group employees.

Annual bonus plan
The executive directors and other senior executives participate in a cash bonus scheme that rewards those individuals if pre-determined targets are met. The targets are derived from the Integrated Business Plan (IBP), which is agreed by the Board and which implements corporate strategy on a group-wide basis by ensuring that business plans which support the strategy are integrated across all businesses. The IBP is used to set the objectives for senior management including the base and stretch targets for the financial measures used for the executive directors in the Annual Bonus Plan. Non-financial targets comprise key objectives relevant to the individual and/or business and also take account of behavioural performance. The maximum bonus potential for 2006 remains the same as for 2005 at 100% of salary (150% for the US based executive director, Mark Ronald) with the exception of the maximum bonus potential for the Chief Executive which has increased to 150% of base salary with at least one-third of his bonus being compulsorily deferred into the new Share Matching Plan.

Share option schemes and long-term incentive schemes
Through the use of share-based incentive schemes the Committee seeks to align the interests of the executive directors with those of other shareholders.The Company operates a combination of option and share-based awards for executive directors within the following framework which is in line with similar plans operated by other FTSE 100 companies:

- Options granted under the Executive Share Option Plan are to be set at a maximum of 1.5 x base salary (2.25 x base salary for the Chief Executive). Vesting of options is subject to the achievement of real earnings per share (EPS) growth targets over a three-year performance period. There will be no retesting after the three year performance period for options to be granted in 2006.
- Awards under the Performance Share Plan are to be set at 1 x base salary (1.5 x base salary for the Chief Executive). The median level of vesting for the 2006 awards will be 25% of the shares under award if the Company's total shareholder return (TSR) performance (share price growth plus dividends) over a three-year performance period is in the top 50% of the TSR comparator group, with 100% of the shares under award being released if the TSR is in the top 20%. Intermediate positions will be calculated on a straight line pro-rata basis. Vesting will also be subject to the Committee being satisfied there has been a sustained improvement in underlying financial performance. The TSR comparator group comprises 18 other major defence and aerospace companies operating internationally.

In determining the performance criteria, the Committee took the view that EPS is a key indicator of long-term financial performance and value creation and that TSR is an indication of earnings and capital growth relative to the industry-specific comparator group.

Total shareholder return



£125
£100
£75
£50
£25
0
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
BAE Systems plc
FTSE 100 Index

This graph shows the value, by 31 December 2005, of £100 invested in BAE Systems on 31 December 2000 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

The graph, which has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985, shows the total shareholder return for a holding in the Company's ordinary shares for the period 2000-2005 relative to a holding of shares representing the FTSE 100. The FTSE 100 is considered to be an appropriate comparator for this purpose as it is a broad equity market index. As BAE Systems is a constituent member of the FTSE 100, it was deemed to be the most appropriate general UK equity index.

Executive directors who participate in the Annual Bonus Plan may be given the option of taking any net cash bonus paid partly or wholly in shares through the Restricted Share Plan (RSP) for which a matching award of shares is made after three years providing the individual normally remains in the Company's employment at the vesting date. The matching award is not subject to performance criteria as the RSP was designed to retain key staff and encourage them to invest the cash bonuses they have earned under the bonus plan which was itself based on performance criteria. The RSP will operate in 2006 but will be replaced by the new SMP (referred to on page 30) in 2007 and will have performance conditions attached to the matching shares.

The UK based executive directors are also entitled to participate in the Company's Share Incentive Plan, an all-employee share plan.

Post-retirement benefits
The executive directors of the Company are members of group pension schemes and pay contributions at the same rate as all other employees participating in the

schemes (except where they have already reached normal retirement age).

The Company has been in consultation with the UK employee representatives and National Trade Union Officials to address its UK pension scheme deficits. Proposals are being put to the trustees of the Main UK Pension Scheme following the support shown by a recent Trade Union Consultative ballot and a survey carried out by the Company on measures to be taken in respect of the Main Pension Scheme. These measures include changes to benefits in respect of future service accrual. All changes, which at the date of this Review remain subject to approval by the trustees of the Main Pension Scheme, will apply to the pension arrangements of the UK based executive directors who are active members of that scheme. Consultations with employee representatives and National Trade Union Officials are continuing in respect of the resolution of deficit issues in relation to the other UK pension schemes.

Executive directors' service contracts
It is the Remuneration Committee's policy that executive directors should normally have service contracts that provide for the Company to give the individual 12 months' notice of termination. This policy has been chosen because it provides a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the Company in the event of the termination of a contract. Mark Ronald, who has a one-year rolling contract, is entitled inter alia to compensation of a lump sum equal to one year's salary if his contract is not renewed at the end of its term.

Chairman
Dick Olver was appointed Chairman on 1 July 2004. He is required to devote at least two days a week to his duties as Chairman, unless his appointment is terminated earlier in accordance with the Company's Articles of Association, or by either party giving to the other not less than six months' prior written notice.

Non-executive directors
Fees payable to the non-executive directors are agreed by the Non-Executive Directors' Fees Committee.

Directors' remuneration

	2005					2004
	Basic salary £'000	Fees £'000	Bonus £'000	Benefits £'000	Total £'000	Total £'000
Chairman						
R L Olver	–	500	–	5	505	257
Executive directors						
C V Geoghegan[1]	445	–	423	25	893	842
M Lester	540	–	529	31	1,100	1,030
S L Mogford[1]	445	–	441	24	910	850
M H Ronald[1,2]	495	–	744	32	1,271	1,096
G W Rose[1,2]	500	–	495	27	1,022	928
M J Turner[1]	800	–	792	46	1,638	1,486
Non-executive directors						
Prof S Birley	–	63	–	–	63	55
P J Carroll*	–	18	–	–	18	n/a
Dr U Cartellieri	–	53	–	–	53	45
M J Hartnall	–	73	–	–	73	65
Sir Peter Mason	–	63	–	–	63	55
Rt Hon M Portillo	–	53	–	–	53	45
R Quarta*	–	18	–	–	18	n/a
P A Weinberg*	–	34	–	–	34	n/a
Past directors						
Sir Richard Evans**	n/a	n/a	n/a	n/a	n/a	208
Lord Hesketh***	–	16	–	–	16	45
P Scaroni**	n/a	n/a	n/a	n/a	n/a	7
	3,225	891	3,424	190	7,730	7,014

* appointed during the year
** retired as a director in 2004
*** retired as a director in 2005
1 accruing retirement benefits under defined benefit schemes at 31 December 2005
2 accruing benefits under money purchase arrangements at 31 December 2005

All emoluments and compensation paid to directors during the year are shown in the table. Where the individual was appointed during the year the amount shown is for the period from appointment.

The aggregate amount of unrealised gains made by directors on share options was £85,110 and the aggregate net value of assets received by directors from long-term incentive plans was £155,058. The aggregate amount of company contributions paid in respect of money purchase retirement benefits for directors was £572,382 being (i) a payment of £3,004 to Mark Ronald's 401(k) plan; and (ii) a payment of £569,378 to George Rose's FURBS arrangement (comprising a normal contribution of approximately £377,328, plus a payment of approximately £192,000 to deal with investment under-performance prior to 2003).

As a result of the detailed salary review undertaken by the Remuneration Committee, the base salary of the executive directors has increased with effect from 1 January 2006 to the following: Chris Geoghegan: £467,500; Michael Lester: £567,500; Steve Mogford: £467,500; Mark Ronald: $1,000,000; George Rose: £530,000; and Mike Turner: £870,000. (Mark Ronald's base salary was increased from $850,000 to $950,000 with effect from 1 July 2005 following the acquisition of United Defense and its subsequent integration into the Land & Armaments business group).

Within the 2005 Annual Bonus Plan for executive directors, all the financial targets were met at the stretch level. In addition, excellent progress was made against all the key non-financial objectives although more work still needs to be done in securing technology transfer from the US to the UK. Accordingly, bonus payments for 2005 as set out in the table above range from 95% to 99% of the maximum bonus.

The Non-Executive Directors' Fees Committee has agreed the following fee structure for the non-executive directors in 2006: Chairman of the Audit Committee: £70,000; Chairmen of the Remuneration Committee and the Corporate Responsibility Committee, and the Senior Independent Director: £65,000; and each of the other non-executive directors: £50,000. In addition a transatlantic meeting allowance of £4,000 per meeting is paid to European based non-executive directors attending board meetings in the US and to US based non-executive directors attending meetings in Europe.

Non-executive directors are paid a fee reflecting the time commitment required of the director. The fee level for the chairmen of the individual committees and the Senior Independent Director reflects their additional responsibilities and workload. Fees payable to non-executives in 2005 and 2006 are set out in the table above.

The Chairman and non-executive directors do not have service contracts but do have a letter of appointment detailing the basis of their appointment.

Consolidated income statement

for the year ended 31 December

	2005 £m	Total 2005 £m	2004 £m	Total 2004 £m
Continuing operations				
Combined sales of Group and equity accounted investments		**15,411**		13,222
Less: share of equity accounted investments		**(4,392)**		(4,405)
Revenue		**11,019**		8,817
Operating costs		**(10,579)**		(8,369)
Other income		**247**		110
Group operating profit excluding amortisation and impairment of intangible assets	**809**		668	
Amortisation	**(77)**		(13)	
Impairment	**(45)**		(97)	
Group operating profit		**687**		558
Share of results of equity accounted investments excluding finance costs and taxation expense	**373**		348	
Finance costs	**(11)**		(27)	
Taxation expense	**(149)**		(105)	
Share of results of equity accounted investments		**213**		216
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)	**1,182**		1,016	
Amortisation	**(77)**		(13)	
Impairment	**(45)**		(97)	
Finance costs of equity accounted investments	**(11)**		(27)	
Taxation expense of equity accounted investments	**(149)**		(105)	
Operating profit		**900**		774
Finance costs				
Financial income	**1,224**		609	
Financial expense	**(1,428)**		(758)	
		(204)		(149)
Profit before taxation		**696**		625
Taxation expense				
UK taxation	**(37)**		(58)	
Overseas taxation	**(76)**		(110)	
		(113)		(168)
Profit for the year from continuing operations		**583**		457
Loss for the year from discontinued operations		**(28)**		(454)
Profit for the year		**555**		3
Attributable to:				
BAE Systems shareholders		**553**		2
Minority interests		**2**		1
		555		3

Earnings per share		
Continuing operations:		
Basic earnings per share	**18.3p**	14.2p
Diluted earnings per share	**18.2p**	14.2p
Discontinued operations:		
Basic loss per share	**(0.9)p**	(14.8)p
Diluted loss per share	**(0.8)p**	(14.8)p
Total:		
Basic earnings/(loss) per share	**17.4p**	(0.6)p
Diluted earnings/(loss) per share	**17.4p**	(0.6)p

Consolidated balance sheet

as at 31 December

	2005 £m	2004 £m
Non-current assets		
Intangible assets	**8,217**	6,115
Property, plant and equipment	**1,704**	1,746
Investment property	**218**	155
Equity accounted investments	**1,721**	1,469
Other investments	**9**	66
Other receivables	**912**	511
Other financial assets	**65**	–
Deferred tax assets	**1,331**	1,090
	14,177	11,152
Current assets		
Inventories	**485**	498
Trade and other receivables including amounts due from customers for contract work	**1,877**	2,198
Current tax	**20**	–
Other investments	**634**	763
Other financial assets	**54**	–
Cash and cash equivalents	**2,581**	1,651
	5,651	5,110
Non-current assets and disposal groups held for sale	**407**	–
	6,058	5,110
Total assets	**20,235**	16,262
Non-current liabilities		
Loans	**(3,534)**	(2,113)
Trade and other payables	**(432)**	(464)
Retirement benefit obligations	**(4,101)**	(3,210)
Other financial liabilities	**(45)**	–
Deferred tax liabilities	**(23)**	(14)
Provisions	**(375)**	(241)
	(8,510)	(6,042)
Current liabilities		
Loans and overdrafts	**(905)**	(951)
Trade and other payables	**(7,006)**	(6,154)
Other financial liabilities	**(81)**	–
Current tax	**(316)**	(200)
Provisions	**(343)**	(250)
	(8,651)	(7,555)
Liabilities directly associated with non-current assets and disposal groups held for sale	**(270)**	–
	(8,921)	(7,555)
Total liabilities	**(17,431)**	(13,597)
Net assets	**2,804**	2,665
Capital and reserves		
Issued share capital	**80**	143
Share premium	**782**	412
Equity option of convertible preference shares	**78**	–
Other reserves	**4,720**	5,323
Retained earnings	**(2,872)**	(3,223)
Total equity attributable to equity holders of the parent[1]	**2,788**	2,655
Minority interests	**16**	10
Total equity[1]	**2,804**	2,665

[1] 2004 includes £266m non-equity shareholders' funds

Approved by the Board on 22 February 2006 and signed on its behalf by:

M J Turner — Chief Executive

G W Rose — Group Finance Director

Consolidated cash flow statement

for the year ended 31 December

	2005 £m	2004 £m
Profit/(loss) for the year		
Continuing operations	**583**	457
Discontinued operations	**(28)**	(454)
	555	3
Taxation expense (includes £1m (2004 £7m) from discontinued operations)	**114**	175
Share of results of equity accounted investments	**(213)**	(216)
Net finance costs (includes £3m (2004 £nil) from discontinued operations)	**207**	149
Depreciation, amortisation and impairment	**524**	861
(Gain)/loss on disposal of property, plant and equipment	**2**	12
(Gain)/loss on disposal of investment property	**(43)**	(40)
(Gain)/loss on disposal of business – continuing operations	**12**	–
(Gain)/loss on disposal of business – discontinued operations	**8**	–
Impairment of other investments	**2**	5
Cost of equity-settled employee share schemes	**16**	8
Movements in provisions	**99**	46
Increase in liabilities for retirement benefit obligations	**(98)**	(7)
(Increase)/decrease in working capital:		
Inventories	**54**	(58)
Trade and other receivables	**(4)**	703
Trade and other payables	**864**	709
Cash inflow from operating activities	**2,099**	2,350
Interest paid	**(213)**	(197)
Interest element of finance lease rental payments	**(17)**	(27)
Taxation paid	**(27)**	(31)
Net cash inflow from operating activities	**1,842**	2,095
Dividends received from equity accounted investments	**88**	69
Interest received	**99**	66
Purchases of property, plant and equipment	**(318)**	(343)
Capital expenditure on investment property	**(12)**	–
Purchases of intangible assets	**(17)**	(23)
Proceeds from sale of property, plant and equipment	**30**	81
Proceeds from sale of investment property	**54**	50
Proceeds from sale of non-current investments	**30**	–
Purchase of non-current other investments	**(17)**	(50)
Purchase of subsidiary undertakings	**(2,262)**	(663)
Net cash acquired with subsidiary undertakings	**128**	113
Proceeds from sale of subsidiary undertakings	**460**	–
Cash and cash equivalents disposed of with subsidiary undertakings	**1**	–
Proceeds from sale of equity accounted investments	**125**	–
Net proceeds from sale/(purchase) of other deposits/securities	**45**	(51)
Net cash outflow from investing activities	**(1,566)**	(751)
Capital element of finance lease rental payments	**(89)**	(141)
Proceeds from issue of share capital	**373**	–
Equity dividends paid	**(315)**	(281)
Dividends paid on preference shares	**(21)**	(21)
Cash inflow from loans	**1,005**	–
Cash outflow from repayment of loans	**(357)**	(219)
Net cash inflow/(outflow) from financing activities	**596**	(662)
Net increase in cash and cash equivalents	**872**	682
Cash and cash equivalents at 1 January	**1,650**	970
Effect of foreign exchange rate changes on cash and cash equivalents	**(31)**	(2)
Cash and cash equivalents at 31 December	**2,491**	1,650
Cash and cash equivalents	**2,581**	1,651
Overdrafts	**(90)**	(1)
Cash and cash equivalents at 31 December	**2,491**	1,650

Consolidated statement of recognised income and expense

for the year ended 31 December

	2005 £m	2004 £m
Currency translation on foreign currency net investments:		
Subsidiaries	**53**	(56)
Equity accounted investments	**(23)**	(59)
Change in fair value of Exchange Property	**–**	13
Adjustment to interest in net assets of Saab AB	**–**	2
Amounts charged to hedging reserve	**(688)**	–
Actuarial losses on defined benefit pension schemes:		
Subsidiaries	**(652)**	(803)
Equity accounted investments	**(72)**	(146)
Current tax on items taken directly to equity	**(3)**	–
Deferred tax on items taken directly to equity:		
Subsidiaries	**193**	281
Equity accounted investments	**276**	35
Net income recognised directly in equity	**(916)**	(733)
Profit for the year	**555**	3
Total recognised income and expense	**(361)**	(730)
Adoption of IAS 32 and IAS 39	**422**	–
	61	(730)
Attributable to:		
Equity shareholders	**(363)**	(730)
Minority interest	**2**	–
	(361)	(730)

Auditors' statement

Statement of the independent auditors to the members of BAE Systems plc pursuant to section 251 of the Companies Act 1985

We have examined the summary financial statements set out on pages 33 to 36.

This statement is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the Annual Review with the full annual financial statements, and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The auditor's statement on the summary financial statements issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full annual financial statements describes the basis of our audit opinion on those financial statements.

Opinion

In our opinion the summary financial statements are consistent with the full annual financial statements and the directors' remuneration report of BAE Systems plc for the year ended 31 December 2005 and comply with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
London
Registered Auditor

22 February 2006

Shareholder information

Registered office

6 Carlton Gardens
London
SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232
Company website: www.baesystems.com

Registered in England & Wales,
No. 1470151

Registrars

Lloyds TSB Registrars (0140)
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 415 7058 from outside the UK)

If you have any queries regarding your shareholding, please contact the registrars.

shareview
www.shareview.co.uk

Shareview service

The Shareview service from our registrar, Lloyds TSB Registrars, gives shareholders:

- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register. When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version. However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the website for more details:
www.shareview.co.uk

Details of software and equipment requirements are given on the website.

Shareholder dealing service

Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE Systems plc shares. Basic commission is 1%, subject to a minimum charge of £15.00. If you require further information please contact:

Hoare Govett Limited
Telephone: +44 (0)20 7678 8300

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

ShareGift

The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7337 0501.

Share price information

The middle market price of the Company's ordinary shares on 31 December 2005 was 381.75p, the range during the year was 224.5p to 388p.

Daily share prices are available in the UK on the FT Cityline service as follows:

BAE Systems plc ordinary shares
Telephone: 0906 003 1890
BAE Systems plc preference shares
Telephone: 0906 003 5174
(Calls are charged at 60p per minute at all times)

Alternatively you can view teletext or a similar service.

Dividend reinvestment plan

The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Telephone: 0870 241 3018
Telephone number from outside the UK:
+44 121 415 7058

American Depositary Receipts

The BAE Systems plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE Systems plc ordinary shares. JPMorgan Chase Bank, N.A. is the depositary.

If you should have any queries, please contact:
JPMorgan Chase Bank, N.A.
JPMorgan Service Center
PO Box 3408
South Hackensack NJ 07606-3408
USA
Toll free telephone number: 800 990 1135
Telephone number from outside the US:
+1 201 680 6630

Website: www.adr.com
Email: adr@jpmorgan.com

Financial calendar

Financial year end	31 December
Annual General Meeting	4 May 2006
Preference shares conversion date	31 May 2006
2005 final ordinary dividend payable	1 June 2006
2006 half yearly preference dividend payable	3 July 2006
2006 interim results announcement	September 2006
2006 interim ordinary dividend payable	November 2006
2006 half yearly preference dividend payable	2 January 2007
2006 full year results – preliminary announcement	February 2007
– report and accounts	April 2007
2006 final ordinary dividend payable	June 2007

[illegible]
[illegible]

Registered in England and Wales No. [illegible]

Website details
www.baesystems.com



Cover image
Bradley A3